INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the periods ending on September 30, 2024, and 2023 and December 31, 2023

INTERIM CONSOLIDATED FINANCIAL STATEMENTS INTERIM CONSOLIDATED STATEMENTS OF INCOME 5 INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME 7 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS 8 INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY 11 INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION 3 INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES NOTE 01 - CORPORATE INFORMATION 12 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 12 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED 42 NOTE 04 - ACCOUNTING CHANGES 45 NOTE 05 - SIGNIFICANT EVENTS 46 NOTE 06 - REPORTING SEGMENT 48 NOTE 07 - CASH AND CASH EQUIVALENTS 52 NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT AND LOSS 53 NOTE 09 - FINANCIAL ASSETS NOT FOR TRADING MANDATORILY AT FAIR VALUE THROUGH PROFIT AND LOSS 55 NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS 56 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 57 NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING 62 NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST 72 NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES 96 NOTE 15 - INTANGIBLE ASSETS 98 NOTE 16 - FIXED ASSETS 100 NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS 102 NOTE 18 - CURRENT AND DEFERRED TAXES 105 NOTE 19 - OTHER ASSETS 110 NOTE 20 - NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE 111 NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS 112 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST 114 NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS 123 NOTE 24 - PROVISIONS FOR CONTINGENCIES 125 NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED 126 NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK 127 NOTE 27 - OTHER LIABILITIES 129 NOTE 28 - EQUITY 130 NOTE 29 - CONTINGENCIES AND COMMITMENTS 135 NOTE 30 - INTEREST INCOME AND EXPENSES 138 NOTE 31 - READJUSTMENT INCOME AND EXPENSE 140 NOTE 32 - COMMISSION INCOME AND EXPENSES 141 NOTE 33 - NET FINANCIAL INCOME 146 NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES 148 NOTE 35 - NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS 149 NOTE 36 - OTHER OPERATING INCOME AND EXPENSES 150 NOTE 37 – EXPENSES FROM OBLIGATIONS TO EMPLOYEES 151 NOTE 38 - ADMINISTRATIVE EXPENSE 154 NOTE 39 - DEPRECIATION AND AMORTIZATION 155 NOTE 40 - IMPAIRMENT OF NON-FINANCIAL ASSETS 156 NOTE 41 - CREDIT LOSS EXPENSES 157 NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS 162 NOTE 43 - TRANSACTION WITH RELATED PARTIES 163 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES 169 NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES 177 NOTE 46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY 179 NOTE 47 - RISK MANAGEMENT 180 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS 207 NOTE 49 - SUBSEQUENT EVENTS 212

As of September 30, As of December 31, 2024 2023 ASSETS Note Ch$mn Ch$mn Cash and deposits in banks 7 1,894,336 2,723,282 Cash in collection process 7 874,353 812,524 Financial assets held for trading at fair value through profit or loss 8 11,451,943 10,217,794 Financial derivatives contracts 8 10,984,099 10,119,486 Debt financial instruments 8 467,844 98,308 Other 8 – – Non-trading financial assets mandatory measured at fair value 9 – – Financial assets designated at fair value through profit or loss 10 – – Financial assets at fair value through other comprehensive income 11 3,397,371 4,641,282 Debt financial instruments 11 3,359,231 4,536,025 Other 11 38,140 105,257 Financial derivative contracts for hedge accounting 12 469,228 605,529 Financial assets at amortized cost 13 44,073,309 47,834,678 Rights under repurchase and securities lending agreements 13 164,459 – Debt financial instruments 13 4,783,621 8,176,895 Interbank loans 13 2,126 68,326 Loans and receivables from clients - Commercial 13 16,317,817 17,401,425 Loans and receivables - Mortgage 13 17,420,640 16,925,058 Loans and receivables from clients - Consumer 13 5,384,646 5,262,974 Investment in companies 14 57,467 55,284 Intangible assets 15 89,377 97,551 Fixed assets 16 193,184 198,744 Assets with leasing rights 17 130,360 153,528 Current taxes 18 135 146 Deferred taxes 18 437,547 428,549 Other assets 19 2,774,620 3,046,607 Non-current assets and disposal groups for sale 20 47,024 42,390 TOTAL ASSETS 65,890,254 70,857,888 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As of September 30, 2024 and December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 3

As of September 30, As of December 31, 2024 2023 LIABILITIES Note Ch$mn Ch$mn Cash in collection process 7 820,860 775,082 Financial liabilities held for trading at fair value through profit or loss 21 10,864,364 9,521,575 Financial derivatives contracts 21 10,864,364 9,521,575 Other 21 - - Financial liabilities designated at fair value through profit or loss 10 - - Financial derivative contracts for hedge accounting 12 1,099,088 2,466,767 Financial liabilities at amortized cost 22 43,057,629 48,622,169 Deposits and other demand liabilities 22 13,122,845 13,537,826 Time deposits and other term equivalents 22 16,494,241 16,137,942 Obligations under repurchase and securities lending agreements 22 1,605,479 282,584 Interbank borrowing 22 3,536,748 10,366,499 Debt financial instruments issued 22 8,127,120 8,001,045 Other financial liabilities 22 171,196 296,273 Obligations under leasing contracts 17 82,405 104,516 Financial instruments of regulatory capital issued 23 2,487,703 2,422,659 Provisions for contingencies 24 110,224 108,781 Provisions for dividends, payments of interest and reappreciation of financial instruments of issued regulatory capital 25 419,205 154,033 Special provisions for credit risk 26 339,389 339,334 Current taxes 18 34,109 163,878 Deferred taxes 18 - 3,547 Other liabilities 27 2,251,128 1,683,654 Liabilities included in disposal groups for sale 20 - - TOTAL LIABILITIES 61,566,104 66,365,995 EQUITY Capital 28 891,303 891,303 Reserves 28 3,232,505 3,115,239 Other accrued comprehensive income 28 (106,508) (5,242) Items that will not be reclassified to profit or loss 1,271 1,369 Items that may be reclassified to profit or loss (107,779) (6,611) Retained earnings (expense) from prior years 39,679 23,487 Profit for the period 28 581,109 496,404 Minus: provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital 28 (419,205) (154,033) Equity holders of the Bank 28 4,218,883 4,367,158 Non-controlling interest 28 105,267 124,735 TOTAL EQUITY 4,324,150 4,491,893 TOTAL LIABILITIES AND EQUITY 65,890,254 70,857,888 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As of September 30, 2024 and December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 4

For the period of 9 months until September 30, For the quarter ended September 30, 2024 2023 2024 2023 Note Ch$mn Ch$mn Ch$mn Ch$mn Interest income 30 2,748,040 2,859,612 884,368 987,377 Interest expense 30 (1,666,788) (2,368,941) (477,842) (796,628) Net interest income 30 1,081,252 490,671 406,526 190,749 Readjustment income 31 320,227 351,791 109,420 25,190 Readjustment expenses 31 (103,898) (100,309) (38,814) (4,778) Net readjustment income 31 216,329 251,482 70,606 20,412 Commission income 32 708,257 630,067 244,135 215,215 Commission expense 32 (299,938) (242,661) (97,839) (93,665) Net commission income 32 408,319 387,406 146,296 121,550 Financial result per: Assets and liabilities for trading 33 (1,941) 100,704 8,065 (26,390) Non-trading financial assets mandatory measured at fair value through profit or loss 33 - - - - Financial assets and liabilities designated at fair value through profit or loss 33 - - - - Gain or loss on recognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income 33 (40,713) (31,885) 4,607 3,497 Exchange, readjustments and hedge accounting of foreign currencies 33 223,134 174,725 59,427 104,099 Reclassifying of financial assets due to changes in business model 33 - - - - Other financial results 33 - - - - Net financial result 33 180,480 243,544 72,099 81,206 Results from investments in companies 34 6,478 6,406 2,268 2,209 Results of non-current assets and disposal groups not qualifying as discontinued operations 35 (3,463) 11,382 (2,920) 9,187 Other operating income 36 6,636 3,065 (181) 942 TOTAL OPERATING COST 1,896,031 1,393,956 694,694 426,255 Expenses from obligations to employees 37 (298,388) (316,809) (105,148) (105,668) Administrative expenses 38 (276,019) (227,499) (91,006) (78,114) Depreciation and amortization 39 (105,712) (107,289) (34,529) (36,310) Impairment of non-financial assets 40 - - - - Other operational expenses 36 (77,446) (18,035) (21,295) (10,572) TOTAL OPERATIONAL COST (757,565) (669,632) (251,978) (230,664) OPERATING INCOME BEFORE CREDIT LOSS 1,138,466 724,324 442,716 195,591 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF INCOME For the periods ending September 30, 2024 and 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 5

For the period of 9 months until September 30, For the quarter ended September 30, 2024 2023 2024 2023 Note Ch$mn Ch$mn Ch$mn Ch$mn Credit loss expenses due to: Provisions for credit risk due from banks and loans and receivables from clients 41 (498,508) (422,336) (170,893) (145,127) Special provisions for credit risk 41 (400) (4,791) (68) (4,856) Recovery of impaired loans 41 104,933 75,426 34,027 28,808 Impairment of the credit risk of other financial assets at amortized cost and financial assets at fair value in other comprehensive income 41 455 (581) 690 480 Credit loss expenses 41 (393,520) (352,282) (136,244) (120,695) OPERATIONAL RESULT 744,946 372,042 306,472 74,896 Results from continuing operations before taxes 744,946 372,042 306,472 74,896 Income tax 18 (154,136) (37,804) (59,357) (13,280) Results from continuing operations after taxes 590,810 334,238 247,115 61,616 Results from discontinued operations before taxes 18 - - - - Discontinued operations tax - - - - Results from discontinued operations after taxes - - - - CONSOLIDATED PROFIT FOR THE PERIOD 28 590,810 334,238 247,115 61,616 Attributable to: Equity holders of the Bank 28 581,109 319,486 243,133 56,616 Non-controlling interest 28 9,701 14,752 3,982 5,000 Earnings per share attributable to equity holders of the Bank: Basic utility 28 3.08 1.70 1.29 0.30 Diluted earnings 28 3.08 1.70 1.29 0.30 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF INCOME For the periods ending September 30, 2024 and 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 6

    For the period of 9 months until September 30, For the quarter ended September 30, 2024 2023 2024 2023   Note Ch$mn Ch$mn Ch$mn Ch$mn CONSOLIDATED PROFIT FOR THE PERIOD 590,810 334,238 247,115 61,616 Other comprehensive results for the period: ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS New measurements of the net benefit liability (asset) and actuarial results for other employee benefit plans - - - - Changes in the fair value of equity instruments designated at fair value through other comprehensive income (266) 115 (222) 104 Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability - - - - OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES 28 (266) 115 (222) 104 Income tax on other comprehensive results that will not be reclassified to profit or loss 18 72 (31) 60 (28) TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES 28 (194) 84 (162) 76 ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS 28 Changes in the fair value of financial assets at fair value through other comprehensive income 28 18,347 (18,839) 29,406 (37,617) Translation differences by foreign entities 28 - - - - Hedge accounting of net investments in foreign entities 28 - - - - Cash flow hedge accounting 28 (155,896) 158,072 (39,778) 20,553 Undesignated elements of hedge accounting instruments 28 - - - - Other 28 (1,053) 2,216 (8) 6,227 OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES 28 (138,602) 141,449 (10,380) (10,837) Income taxes on other comprehensive income that may be reclassified to profit or loss 18 37,423 (38,191) 2,808 2,926 TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES 28 (101,179) 103,258 (7,572) (7,911) TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD 28 (101,373) 103,342 (7,734) (7,835) CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD 28 489,437 437,580 239,381 53,781 Attributable to: Equity holders of the Bank 479,843 422,769 235,485 48,794 Non-controlling interest 9,594 14,811 3,896 4,987 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME For the periods ending September 30, 2024 and 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 7

September 30, 2024 2023    Note Ch$mn Ch$mn CASH FLOWS FROM OPERATING ACTIVITIES CONSOLIDATED PRE-TAX INCOME FOR THE PERIOD 744,946 372,042 Non-cash charges (credits) to profit or loss (984,640) (596,650) Depreciation and amortization 39 105,712 107,289 Impairment of non-financial assets 40 - - Provisions for asset risks 41 498,453 427,708 Fair value adjustments transferred to profit or loss (42,198) (37,560) Results from investments in companies 34 (6,479) (6,406) Results from the sale of goods received in payment or awarded in a judicial auction 35 (2,237) (6,677) Provisions for assets received in payment 35 1,255 187 Profit/loss on sale of shareholding in other companies 1 - Profit on sale of fixed assets 35 (3,532) (3,788) Penalty of assets received in lieu of payment 35 11,179 15,984 Interest and adjustment net income 31-32 (1,297,581) (742,152) Net commission income 32 (408,319) (387,406) Other non-cash charges (credits) to profit or loss 4,970 (1,633) Income tax 18 154,136 37,804 Increase/decrease in operating assets and liabilities 447,365 456,597 Decrease (increase) in loans and receivables from clients 420,975 (1,332,745) Decrease (increase) in financial investments 4,200,531 (1,083,713) Decrease (increase) in repurchase agreements (assets) (164,459) (4,155) Decrease (increase) in interbank loans 66,200 19,959 Decrease (increase) in assets received or awarded in payment (270) (309) Increase (decrease) in creditors in current accounts 4,721 (1,161,183) Increase (decrease) in deposits and time deposits 356,299 2,672,446 Increase (decrease) in liabilities to domestic banks (2,008) 184,286 Increase (decrease) in other deposits and sight accounts 16,118 (148,826) Increase (decrease) in liabilities to foreign banks (778,875) 268,800 Increase (decrease) in obligations to the Central Bank of Chile (6,048,867) 339,479 Increase (decrease) in repurchase contracts (liabilities) 1,322,894 397,275 Increase (decrease) in other financial obligations (125,077) (106,499) Net increase in other assets and liabilities 596,843 (138,041) Interest and readjustments received 2,643,592 3,440,267 Interest and readjustments paid (2,269,510) (3,064,438) Dividends received from investments in companies 966 2,987 Fees and commissions received 507,230 342,416 Fees and commissions paid (299,938) (171,409) Total cash flow provided by (used in) operating activities 207,671 231,989 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ending September 30, 2024 and 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 8

September 30, 2024 2023 Note Ch$mn Ch$mn CASH FLOWS FROM INVESTMENT ACTIVITIES     Purchases of fixed assets 16 (29,377) (40,453) Sales of fixed assets 8,468 6,347 Purchase of intangible assets 15 (31,699) (27,140) Acquisitions of investments in companies - - Total cash flow provided by (used in) investment activities (52,608) (61,246) CASH FLOW FROM FINANCING ACTIVITIES Attributable to shareholders' interest (930,051) 306,900 Subordinated bond placement - - Redemption of subordinated bonds and interest payments - (8,844) Dividends paid (347,483) (485,191) Redemption and payment of interest/letters of credit capital (879) (2,047) Placement of current bonds 579,173 1,002,919 Redemption and payment of interest/principal on mortgage bonds (8,371) (7,567) Redemption and payment of interest/current bond capital (1,112,178) (153,707) Placement of bonds without fixed maturity - - Redemption and payment of interest/bonds without fixed maturity capital (15,462) (13,112) Interest payments/capital lease obligations (24,851) (25,551) Attributable to non-controlling interest: Payment of dividends and/or withdrawals of capital paid respectively to the subsidiaries corresponding to the non-controlling interest - - Total cash flows used in financing activities (930,051) 306,900 D - NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD (774,988) 477,643 E - EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS (465) 5,500 F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS 2,723,282 1,982,942 FINAL BALANCE OF CASH AND CASH EQUIVALENTS 1,947,829 2,466,085 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Reconciliation of provisions for the Consolidated Statements of Cash Flows for the periods ending on September 30, 2024 2023 Note Ch$mn Ch$mn Credit Risk Provision for the Statements of Cash Flows 498,453 427,708 Recovery of impaired loans (104,933) (75,426) Net provision for loan loss 41 393,520 352,282 Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS, continued For the periods ending September 30, 2024 and 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 9

Changes other than cash Reconciliation of liabilities arising from financing activities 12.31.2023 Cash Flow Acquisition Foreign Currency Movement UF Movement Fair Value Changes 09.30.2024 Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Subordinated Bonds 1,813,939 - - - 48,106 - 1,862,045 Senior bonds 7,925,385 (533,005) - - 667,856 - 8,060,236 Mortgage bonds 74,431 (8,371) - - 473 - 66,533 Bonds without fixed maturity 608,720 (15,462) - 32,400 - - 625,658 Letters of Credit 1,229 (879) - - 1 - 351 Dividends paid - (347,483) - - - - (347,483) Obligations under leasing contracts 104,516 (24,851) - - 2,740 - 82,405 Total liabilities from financing activities 10,528,220 (930,051) - 32,400 719,176 - 10,349,745 Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS, continued For the periods ending September 30, 2024 and 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 10

Equity attributable to shareholders Capital Reserves Other accrued comprehensive income Accrued profits and profits corresponding to the period TOTAL Non- controlling interest (*) Total EquityReserves and other retained earnings Merger of companies under common control Changes in fair value of financial assets at fair value through OCI Cash flow hedge Income tax Retained profits from previous periods Annual Profits (**) Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Opening balances as of January 1, 2023 891,303 2,817,394 (2,224) (110,130) (118,838) 61,821 836,990 (247,508) 4,128,808 109,564 4,238,372 Payment of common stock dividends — — — — — — (485,191) — (485,191) — (485,191) Income reserves from the previous period — 300,069 — — — — (300,069) — — — Provision for payment of common stock dividends — — — — — — — 94,962 94,962 — 94,962 Provision and interest payments on bonds with no fixed term to maturity — — — — — — (28,243) (1,487) (29,730) — (29,730) Other movements — — — — — — — — — (49) (49) Subtotal: Transactions with shareholders during the period — 300,069 — — — — (813,503) 93,475 (419,959) (49) (420,008) Profit for the year (period) — — — — — — — 496,404 496,404 14,410 510,814 Other comprehensive income for the year — — — 18,534 203,254 (59,883) — — 161,905 810 162,715 Subtotal: Comprehensive income for the year — — — 18,534 203,254 (59,883) — 496,404 658,309 15,220 673,529 Closing balance on December 31, 2023 891,303 3,117,463 (2,224) (91,596) 84,416 1,938 23,487 342,371 4,367,158 124,735 4,491,893 Distribution of results from previous year 496,404 (496,404) Opening balances as of January 1, 2024 891,303 3,117,463 (2,224) (91,596) 84,416 1,938 519,891 (154,033) 4,367,158 124,735 4,491,893 Payment of common stock dividends - - - - - - (347,483) - (347,483) - (347,483) Reserves of income from the previous period - 117,266 - - - - (117,266) - - - - Provision for payment of common stock dividends - - - - - - - (257,855) (257,855) - (257,855) Provision and interest payments on bonds with no fixed term to maturity - - - - - - (15,463) (7,317) (22,780) - (22,780) Other movements - - - - - - - - - (29,062) (29,062) Subtotal: Transactions with shareholders during the period - 117,266 - - - - (480,212) (265,172) (628,118) (29,062) (657,180) Profit for the year (period) - - - - - - - 581,109 581,109 9,701 590,810 Other comprehensive results for the period - - - 17,175 (155,896) 37,455 - - (101,266) (107) (101,373) Subtotal: Comprehensive income for the period - - - 17,175 (155,896) 37,455 - 581,109 479,843 9,594 489,437 Closing balance as of September 30, 2024 891,303 3,234,729 (2,224) (74,421) (71,480) 39,393 39,679 161,904 4,218,883 105,267 4,324,150 (*) See Note 02 letter c for non-controlling interest, (**) Contains profit for the period and provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital. Period Profit attributable to equity holders Allocated to reserves Allocated to dividends Percentage distribution Number of shares Dividend per share (In Ch$) Ch$mn Ch$mn Ch$mn % 2023 (Shareholder's meeting April'2024) 496,404 117,266 347,483 70 188,446,126,794 1.844 2022 (Shareholder's meeting April'2023) 808,651 300,069 485,191 60 188,446,126,794 2.575 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY For the periods ending on September 30, 2024 and December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 11

NOTE 01 - CORPORATE INFORMATION Banco Santander-Chile is a banking corporation organized under the laws of the Republic of Chile, supervised by the Financial Market Commission (FMC). It is also subject to the regulations of the Securities and Exchange Commission of the United States of America (SEC), considering the Bank is listed on the New York Stock Exchange (NYSE) through an American Depositary Receipt (ADR) program. Banco Santander Spain manages Banco Santander Chile through its shareholdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., both subsidiaries controlled by Banco Santander Spain. As of September 30, 2024, Banco Santander Spain directly or indirectly owns 99.8% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones S.A., which allows Banco Santander Spain control over 67.18% of the Bank's shares. The Bank provides its clients with a wide range of general banking services, from individuals to large corporations. In addition, Banco Santander-Chile and its affiliates (collectively referred to as 'Bank' or 'Santander-Chile' hereafter) offer consumer and commercial banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, brokerage of mutual and investment fund and investment banking. The Bank's legal address is Calle Bandera No 140 Santiago de Chile, and its website is www.santander.cl. NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 1. Basis of preparation These Interim Consolidated Financial Statements have been prepared following the Compendium of Accounting Standards for Banks (CASB), in its version applicable as of January 2022, as well as the instructions issued by the FMC. The FMC, under Law No 21,000, provides in numeral 6 of article 5 that the Financial Market Commission may set the rules for the preparation and presentation of the annual reports, balance sheets, statements of financial position and other financial statements of the supervised entities and determines the principles according to which companies must keep their accounts. Regarding all matters that are not covered by this regulation, if they do not conflict with its instructions, then they must adhere to generally accepted accounting criteria corresponding to the technical standards issued by the Chilean Association of Accountants AG, which coincide with the International Financial Reporting Standards (IFRS) agreed by the International Accounting Standards Board (IASB). In case of discrepancies between the accounting principles and the accounting criteria issued by the FMC in its Compendium of Accounting Standards for Banks and instructions, the latter shall prevail. The Bank uses certain currency terms and conventions for these Interim Consolidated Financial Statements. Thus, 'USD' stands for 'US dollar', 'EUR' stands for 'euro', 'CNY' stands for 'Chinese yuan', 'JPY' stands for 'Japanese yen', 'CHF' stands for 'Swiss franc', 'AUD' stands for 'Australian dollar' and 'UF' stands for 'Unidad de Fomento de Chile'. The notes in the Interim Consolidated Financial Statements contain information in addition to that presented in the Interim Consolidated Statements of Financial Position, Interim Consolidated Income Statements, Interim Consolidated Statements of Other Comprehensive Income, Interim Consolidated Statements of Changes in Equity and Interim Consolidated Statements of Cash Flows. They provide narrative descriptions or disaggregation of such states in a clear, relevant, reliable and comparable manner. 2. Basis of preparation of the Interim Consolidated Financial Statements Interim Consolidated Financial Statements as of September 30, 2024, and December 31, 2023 incorporate the interim individual financial statements of the Bank and its controlled entities (affiliates) and include the adjustments, reclassifications, and eliminations necessary to comply with the accounting and measurement criteria established by IFRS 10 'Consolidated Financial Statements'. Control is achieved when the Bank: i. Has power over the investee (that is, it has rights that grant it the present capacity to manage the relevant activities of the investee); ii. Has exposure or rights to variable returns from its involvement with the investee; and iii. Has the ability to use its power over the investee to influence the amount of the investor's returns. The Bank reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. For example, when the Bank has less than most of the voting rights in an investee, but those voting rights are sufficient to have the ability to direct the relevant activities, then it is concluded that the Bank has control. The Bank considers all relevant facts and circumstances in assessing whether the Bank's voting rights in an investee are sufficient to give it power. These include: Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 12

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued • The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders. • The potential voting rights held by the Bank, other vote holders or other parties. • The rights arising from other contractual agreements. • Any additional facts and circumstances that indicate that the Bank has or does not have the current ability to direct the relevant activities when decisions need to be made, including voting patterns at previous shareholders' meetings. Consolidation of a subsidiary begins when the Bank obtains control of the subsidiary and ceases when the Bank cedes control. Specifically, the income and expenses of a subsidiary acquired or disposed of during the period are included in the Interim Consolidated Statements of Income and Interim Consolidated Statements of Other Comprehensive Income from the date the Bank gains control until the date the Bank ceases to control the subsidiary. Profit or loss alongside each component of the Interim Consolidated Statements of Other Comprehensive Income is attributed to the Bank's holders and non-controlling interest. The total comprehensive income of subsidiaries is attributed to the owners of the Bank and the non-controlling interests, even if this results in the non-controlling interests having a deficit in certain circumstances. When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting standards are consistent with the Bank's accounting standards. All balances and transactions between consolidated entities are eliminated. Changes in the consolidated entities' participation that do not result in the loss of control are accounted for as equity transactions. Accordingly, the book value of the Bank’s equity holders and the non-controlling interests are adjusted to reflect the changes in participation over subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration being paid or received is recognized directly in equity and attributed to the equity owners of the Bank. The non-controlling interest represents the participation of third parties in the Bank's consolidated equity, which is presented in the Interim Consolidated Statements of Changes in Equity. Their share of the result for the year is shown as 'Profit attributable to non- controlling interest' in the Interim Consolidated Statements of Income. The following table shows the composition of the entities over which the Bank can exercise control and, therefore, form part of the consolidation perimeter: i. Entities controlled by the Bank through participation in equity Place of incorporation and operation % of ownership Main Activity As of September 30, 2024 As of December 31, 2023 As of September 30, 2023 Direct Indirect Total Direct Indirect Total Direct Indirect Total Santander Corredora de Seguros Limitada Insurance brokerage Santiago, Chile 99.75 0.01 99.76 99.75 0.01 99.76 99.75 0.01 99.76 Santander Corredores de Bolsa Limitada Brokerage of financial instruments Santiago, Chile 50.59 0.41 51.00 50.59 0.41 51.00 50.59 0.41 51.00 Santander Asesorias Financieras Limitada Securities brokerage Santiago, Chile 99.03 - 99.03 99.03 - 99.03 99.03 - 99.03 Santander S.A. Sociedad Securitizadora Acquisition of loans and issuance of debt securities Santiago, Chile 99.64 - 99.64 99.64 - 99.64 99.64 - 99.64 Klare Corredora de Seguros S.A. Insurance brokerage Santiago, Chile 50.10 - 50.10 50.10 - 50.10 50.10 - 50.10 Santander Consumer Finance Limitada Automotive financing Santiago, Chile 51.00 - 51.00 51.00 - 51.00 51.00 - 51.00 Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A. Administration of the infrastructure for the financial market of derivative instruments Santiago, Chile 99.99 0.01 100.00 99.99 0.01 100.00 99.99 0.01 100.00 Details of non-controlling interests are shown in Note 28 Equity letter g) non-controlling interest (minority interests). Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 13

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued ii. Entities controlled by the Bank through other considerations The following companies have been consolidated based on the fact that the Bank determines their relevant activities (these are companies complementary to the banking sector) and, therefore, over which the Bank exercises control: • Santander Gestión de Recaudación y Cobranza Limitada: its exclusive activity is administering and collecting loans. • Multiplica SpA: its primary purpose is the development of incentive programs that encourage the use of payment cards. • Pagonxt Payments Chile SpA: the purpose of the Company is the provision of data processing and transmission services, databases and resources, among other services. iii. Associated entities An associate is an entity over which the Bank can exercise significant influence but not control or joint control. This capacity is usually manifested in a 20% or more interest in the entity's voting rights and is accounted for using the equity method in accordance with IAS 28 ‘Investments in Associates and Joint Ventures’. The following entities in which the Bank has an interest and are recognized using the equity method are considered 'associates':     Place of incorporation ans operation % Percentage of ownership As of September 30, As of December 31, As of September 30, Name of associated entity Main Activity 2024 2023 2023 Redbanc S.A. ATM service Santiago, Chile 33.43 33.43 33.43 Transbank S.A. Debit and credit card service Santiago, Chile 25.00 25.00 25.00 Centro de Compensación Automatizado S.A. Electronic funds transfer and compensation services Santiago, Chile 33.33 33.33 33.33 Sociedad Interbancaria de Depósito de Valores S.A. Repository of publicly offered securities Santiago, Chile 29.29 29.29 29.29 Cámara Compensación de Alto Valor S.A. Payment clearing Santiago, Chile 14.27 15.00 15.00 Administrador Financiero del Transantiago S.A. Administration of smart cards for public transportation Santiago, Chile 20.00 20.00 20.00 Servicios de Infraestructura de Mercado OTC S.A. Administration of the infrastructure for the financial market of derivative instruments Santiago, Chile 12.48 12.48 12.48 In the case of Cámara Compensación de Alto Valor S.A. and Servicios de Infraestructura de Mercado OTC S.A., Banco Santander-Chile has a representative on the Board of Directors, which is why the Administration has concluded that it exercises significant influence. iv. Share or rights in other companies Entities over which the Bank has no control or significant influence are presented in this category. These equity instruments must be measured at fair value in compliance with IFRS 9 ‘Financial Instruments’. Nevertheless, the Bank may consider the cost an appropriate fair value estimate in concrete circumstances. This may be the case if the most recently available information is insufficient to measure the fair value or if a wide range of possible fair value measurements and the cost involved represents the best estimate of fair value within that range. In another regard, the Bank may make an irrevocable decision to present subsequent changes to the fair value in other comprehensive income during its initial recognition. Subsequent changes in this valuation shall be recognized in 'Accumulated other comprehensive income - Items that will not be reclassified to profit or loss'. Dividends received from these investments are recorded in the Interim Consolidated Statement of Income under 'Result from investments in companies'. These instruments are not subject to the IFRS 9 ‘Financial Instruments’ impairment model. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 14

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 3. Non-controlling interest Non-controlling interest represents the portion of net income and net assets the Bank does not own, either directly or indirectly. It is presented separately in the Interim Consolidated Statements of Income and separately from the equity in the Interim Consolidated Statements of Financial Position. In the case of entities controlled by the Bank through other considerations, profit and equity are presented fully as a non-controlling interest. This is because the Bank controls them, but has no ownership expressed as a percentage. 4. Reporting segments The Bank's operating segments are those units whose operating results are reviewed regularly by the highest level of management regarding decision-making. Accordingly, two or more operating segments can be added into one only when the aggregation is consistent with the basic principle under the IFRS 8 'Operating Segments' and if the segments have similar economic characteristics and are alike in each one of the following aspects: i. The nature of the products and service. ii. The nature of production processes. iii. The type of customer category for which its products and services are intended. iv. The methods used to distribute their products or provide services. v. If applicable, the nature of the regulatory framework, e.g., banking, insurance, utilities. The Bank reports separately for each operating segment that meets any of the following quantitative thresholds: i. Its reported revenues from ordinary activities, including both sales to external clients and inter-segment sales or transactions, equal or exceed 10% of the combined revenues from all operating segments' ordinary internal and external activities. ii. The amount of its reported results is, in absolute terms, equal to or greater than 10% of the greater of (i) the combined profit reported by all operating segments that have not reported a loss; and (ii) the combined loss reported by all operating segments that have reported a loss. iii. Its assets equal or exceed 10% of the combined assets of all operating segments. Operating segments that do not meet any of the quantitative thresholds may be considered reportable segments. The information must be disclosed separately if management believes it would be helpful to Interim Consolidated Financial Statements users. Information regarding other business activities that do not correspond to reportable segments is combined and disclosed within the Corporate Activities category 'other'. Concerning the above, the Bank's segments were obtained under the consideration that an operating segment is a component of an entity that: i. Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other elements of the same entity). ii. Whose operating results are regularly reviewed by the entity's chief executive officer, who makes decisions about resources allocated to the segment and assesses its performance. iii. For which discrete financial information is available 5. Functional and presentation currency The Bank, in 'The Effects of Changes in Foreign Exchange Rates' in IAS 21, has defined the Chilean Peso as its functional and presentation currency, as this is the currency of the primary economic environment in which the Bank operates, as well as the currency that influences the cost and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered 'foreign currency'. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 15

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 6. Transactions in foreign currency The Bank conducts transactions in amounts denominated in foreign currencies, mainly US dollars. The assets and liabilities denominated in foreign currencies held by the Bank and its affiliates are translated into Chilean Pesos at the market exchange rate corresponding to the end of the reported month (spot rate), which amounted to $874.45 per US$ for September 30, 2024($849.59 for September 2023 and $874,45 for December 2023). For all other currencies, an external price provider is used. The net foreign exchange gain and loss includes recognizing the effects of exchange rate changes on assets and liabilities denominated in foreign currencies and the profit and loss on foreign exchange spot and forward transactions undertaken by the Bank. 7. Cash and cash equivalents The indirect method is used to prepare the Interim Consolidated Cash Flow Statements, starting with the Bank's consolidated pre-tax income, and then incorporating non-cash transactions, cash-flow-related income, and expense of activities classified as investments or financing. The following items are taken into consideration in the preparation of the Interim Consolidated Cash Flow Statements: i. Cash flows: inflows and outflows of cash and cash equivalents, defined as balances in items such as deposits with the Central Bank of Chile, deposits in domestic banks and deposits abroad. ii. Operating activities: these are the normal activities carried out by banks alongside other activities that cannot be classified as investments or financing. iii. Investing activities: these correspond to the acquisition, sale or disposal by other means of long-term assets and other investments not included in cash and cash equivalents. iv. Financing activities: those that result in changes to the size and composition of equity and liabilities that are not part of operating or investing activities. 8. Definitions, classification and measurement of financial assets/liabilities i. Definitions A 'financial instrument' is any contract that gives rise to a financial asset in an entity and a financial liability or equity instrument in another entity. A 'financial asset' is any asset that is: (a) cash; (b) an equity instrument of another entity; (c) a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity; or (d) a contract that will or may be settled using the entity's own equity instruments. A 'financial liability' is any liability that is: (a) a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; or (b) a contract that will or may be settled using the entity's equity instruments. An 'equity instrument' is any contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities. A 'financial derivative' is a financial instrument whose value fluctuates in response to changes concerning an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is minimal compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date. 'Fair value' is the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date. ii. Initial recognition The Bank shall recognize a financial asset or financial liability only when it becomes part of the contractual terms of the instrument (rights and obligations). A conventional purchase or sale of financial assets shall be recognized using the accounting contract date or settlement date. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 16

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued iii. Classification of financial assets/liabilities Classification of financial assets Financial assets shall be classified into measurement categories based on the entity's business models for managing the financial assets and the contractual cash flow characteristics of said assets. The business model refers to how the Bank manages its financial assets to generate cash flows. In other words, the entity's business model determines whether the cash flows will come by obtaining contractual cash flows, selling financial assets, or both. Assessing the contractual flow characteristics (SPPI test) requires determining whether the asset's contractual flows are solely payments of principal on specified dates and interest on the principal outstanding amounts in the currency in which the financial asset is denominated. The principal is the fair value of the financial asset at initial recognition. Nevertheless, the principal amount may change over the life of the financial asset (if there are principal repayments). Interest is the compensation received for the time value of money and the credit risk related to the principal amount owed over a specified period, alongside other risks and administrative costs, and a profit margin. For the assessment, the Bank conducts a Test evaluating whether the contractual flows meet the criteria for a core lending arrangement. The Bank uses its professional assessment and considers relevant factors such as currency, interest rate (fixed or variable) and the period it sets. The assessment of business models is not an instrument-by-instrument ranking approach but at a higher level of aggregation and considers all relevant evidence: model performance, risks affecting performance, and how managers are rewarded, among others. According to the above, the objectives of the business models are: • To hold assets to collect cash flows – through management that produces cash flows by collecting contractual payments throughout the instrument's life. Models with this goal allow for sales if they are infrequent (even if significant in value) or insignificant in value both individually and in aggregate (even if frequent), and even more so if they result from a substantial increment in risk or the risk management of credit concentration. • To maintain financial assets for collection and sale. Per this objective, the entity's key management personnel have decided that the supply of contractual cash flows and the sale of financial assets are essential to achieve the business model's goal. Therefore, there is a higher frequency and value of sales for this purpose. • Other models - financial assets are measured at fair value through profit or loss if they are not held within a business model whose objective is to hold the assets to collect contractual cash flows or if their objective is achieved by obtaining contractual cash flows and selling financial assets. Assets are managed on a sales basis, and decisions are made on a fair value basis. The Bank classifies its financial assets depending on whether they are subsequently measured at amortized cost, at fair value through other comprehensive income or at fair value through profit or loss. In addition, an irrevocable election may be made at the time of initial recognition of investments in equity instruments to present subsequent changes in fair value in other comprehensive income. Due to the exceptional changes that have taken place in the market's liquidity, and which should remain in the short and medium term, the need arose for the Bank to maintain collateral with a maturity between 2024 to 2026. This is due to the constitution of guarantees related to the Central Bank's Credit Facility Conditional to Incrementing Loans program (FCIC) and the demand to constitute larger technical reserves due to increased demand deposit balances held by the Bank's clients. Therefore, the Bank determined to create a new business model called 'Held to collect investments', which aims to manage these higher levels of liquidity better. The Bank also has both the intention and the ability to hold them to maturity. Classification of financial liabilities An entity shall classify all financial liabilities as subsequently measured at amortized cost, except for derivative liabilities measured at fair value through profit or loss. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 17

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Reclassifications Reclassifying financial assets only occurs when the business model for managing financial assets has changed. These changes are determined by top management due to external or internal changes. Financial liabilities are not reclassified. iv. Measurement of financial assets/liabilities Initial measurement Financial assets and liabilities are initially measured at fair value (transaction price), plus or minus transaction costs in the case of a financial asset or financial liability that is not carried at fair value through profit or loss. Subsequent measurement of financial assets A financial asset shall subsequently be measured according to the following: (1) Amortized cost A financial asset is measured at amortized cost if the financial asset is held within a business model whose objective is to hold financial assets to earn cash flows, and the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount. Interest income shall be calculated using the effective interest method. This method applies to financial assets and liabilities measured at amortized cost (interest income and interest expense). The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of the financial asset or the amortized cost of a financial liability. (2) Fair value through other comprehensive income A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model in which the objective are to obtain the contractual cash flows, to sell financial assets, and if the contractual terms of the financial asset give rise, at specified dates, to receive cash flows that are solely payments of principal and interest on the outstanding principal amount. (3) Fair value through profit or loss A financial asset is measured at fair value through profit or loss unless measured at amortized cost or fair value through other comprehensive income. (4) Irrevocable election to measure at fair value with changes in other comprehensive income. Upon the initial recognition of Investments in equity instruments, a determination may be held to present subsequent changes in fair value in other comprehensive income that would otherwise be measured at fair value through profit or loss when not held for trading, except for dividend income, which is recognized in profit or loss for the period. Gains or losses arising from the de-recognition of these equity instruments are not transferred to profit or loss. Subsequent measurement of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for derivatives measured at fair value through profit or loss. v. De-recognition of financial assets/liabilities A financial asset shall be derecognized when and only when: (1) The contractual rights to the cash flow from the financial asset expire, or (2) The contractual rights to receive the cash flows of a financial asset are transferred, or it retains the contractual rights to receive the cash flows of a financial asset but assumes a contractual obligation to pay them to one or more recipients. In this sense, if the risks and rewards of ownership of the financial asset are substantially transferred, the financial asset is derecognized. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 18

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued In the case of unconditional sales, sales with a repurchase agreement at fair value at the date of the repurchase, sales of financial assets with an acquired call option or sale option issued deeply "out of the money", uses of assets in which the transferor does not retain subordinated financing or grant any type of credit enhancement to the new holder,s and other similar cases, the transferred financial asset is derecognized from the Interim Consolidated Statements of Financial Position, simultaneously recognizing any rights or obligations retained or created as a result of the transfer. In the case of sales of financial assets with a repurchase agreement for a fixed price or for the sale price plus interest, securities lending contracts in which the borrower has the obligation to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Interim Consolidated Statements of Financial Position and continues to be measured with the criteria used prior to transfer. A financial liability will be derecognized when, and only when, it has been extinguished, that is, when the obligation specified in the corresponding contract has been paid or cancelled or has expired. In the case of loans, the FMC requirements for deregistration will apply, see letter o), VIII. vi. Offsetting a financial asset with a financial liability A financial asset and a financial liability shall be offset and presented by their net amount in the Interim Consolidated Statement of Financial Position when, and only when, there is now a legally enforceable right to set off the recognized amounts and an intention to settle the net amount or to realize the asset and settle the liability, simultaneously. As of September 30, 2024, and December 31, 2023, the Bank has no financial asset/liability that offset. 9. Financial derivatives and hedge accounting Derivatives are classified as either trading instruments or hedging instruments. The Bank uses financial derivatives for the following purposes: i. To provide such instruments to customers who request them to manage their market and credit risks. ii. To use them for the risk management of the proprietary position of the Bank's entities and their assets and liabilities ('hedging derivatives'). iii. To benefit from changes in the value of these derivatives (trading derivatives). Trading derivatives are measured at fair value through profit or loss and are presented as assets/liabilities according to their positive or negative fair value. Derivatives that do not qualify as hedging instruments are accounted for as trading instruments. The Bank has elected to continue to use the IAS 39 guidelines for hedge accounting. For a financial derivative to be considered a hedging derivative, all the following conditions must be met: 1. To cover one of the following three types of risk: a. Changes in the value of assets and liabilities due to fluctuations in, among other things, inflation (UF), interest rates and/or exchange rates to which the position or balance to be hedged is subject ('fair value hedging'). b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions ('cash flow hedges'). c. The net investment in a foreign operation ('hedge of a net investment in a foreign operation'). 2. To effectively eliminate some risk inherent in the hedged item or position for the entire expected term of the hedge, which entails that: a. At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective ('prospective effectiveness'). b. There is sufficient evidence that the hedge was effective during the life of the hedged item or position ('retrospective effectiveness'). 3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank's management of its risks. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 19

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows: a. For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as 'Net income (expense) from financial operations' in the Interim Consolidated Statement of Income. b. For fair value hedges of the interest rate risk of a portfolio of financial instruments ('macro-hedges'), gains or losses arising on measurement of the hedging instruments are recognized directly in the Interim Consolidated Income Statements under 'Interest and adjustment income'. c. For cash flow hedges, the efficient portion of the change in the value of the hedging instrument is recorded in the Interim Consolidated Statements of Other Comprehensive Income in 'Valuation accounts - cash flow hedges' within equity. d. Differences in the valuation of the hedging instrument corresponding to the inefficient portion of cash flow hedging transactions are recognized directly in the Interim Consolidated Income Statements in 'Net income from financial operations'. If a derivative designated as a hedge, whether due to termination, ineffectiveness, or any other cause, does not meet the above requirements, hedge accounting is discontinued. When 'fair value hedging' is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable. When cash flow hedges are discontinued, the cumulative gain or loss on the hedging instrument recognized in the Interim Consolidated Statements of Other Comprehensive Income in equity 'Valuation Accounts' (while the hedge was efficient) continues to be recognized in equity until the hedged transaction occurs. At that time, it is recognized in the Interim Consolidated Statements of Income unless the transaction is not expected to occur, in which case it is recognized immediately in the Interim Consolidated Statements of Income. Embedded derivatives in hybrid financial instruments 'Embedded derivatives' is a hybrid contract component that simultaneously includes a host contract that is not a derivative and a financial derivative that is not individually transferable. It has the effect that some of the cash flows of the hybrid contract vary in the same way as the embedded derivative would on a stand-alone basis. As of September 30, 2024, and 2023, and December 31, 2023, Banco Santander-Chile did not hold embedded derivatives in its portfolio. 10. Fair value of financial assets and liabilities No transaction costs are deducted when financial assets and liabilities are measured at fair value. Assets and liabilities subsequently measured at amortized cost are not required to be measured at fair value. 'Fair value' is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurement is for a specific asset or liability. Therefore, in measuring fair value, the Bank considers the characteristics of the asset or liability in the same way that market participants would consider in pricing the asset or liability at the measurement date. In addition, the fair value measurement assumes that the transaction of selling the asset or transferring the liability takes place either: (a) in the principal market for the asset or liability or (b) in the absence of a principal market, the most advantageous market for the asset or liability. When there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments or, in the absence thereof, based on valuation models sufficiently contrasted by the international financial community, considering the specific peculiarities of the instrument to be valued and especially, the different types of risk related to the instrument. When valuation techniques are used, they maximize the use of the relevant observable input data and minimize that of unobservable input data. For example, when an asset or a liability measured at fair value has a bid price and an asking price, the price within the bid- ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy. Although average prices are allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes an adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close-out cost). Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 20

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued All derivatives are recorded in the Interim Consolidated Statements of Financial Position at fair value from the trade date. If their fair value is positive, they shall be recorded as an asset; if their fair value is negative, they shall be recorded as a liability. In the absence of evidence to the contrary, the trade date's fair value is deemed the transaction price. Changes in the fair value of derivatives from the trade date are recognized with a balancing entry in the Interim Consolidated Income Statements under 'Profit/(loss) on financial assets/liabilities held for trading at fair value through profit or loss'. Specifically, the fair value of financial derivatives included in the trading books is deemed similar to their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is calculated using similar methods to those used for over-the-counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows stemming from the instrument that have been discounted to the present value at the appraisal date ('present value' or 'theoretical closure') using valuation techniques commonly used by the financial markets: 'net present value' (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included the credit risk of the derivative, be it the Bank’s own credit risk (Debt Valuation Adjustment or “DVA”) or the counterparty’s credit risk (Credit Valuation Adjustment or “CVA”). The Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets because of the exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. The Debit Valuation Adjustment (DVA) is a valuation adjustment similar to CVA, but generated by the Bank's credit risk assumed by our counterparties. In the case of derivative instruments contracted with Central Clearing Houses, where the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered part of the derivative's fair value. For loans and advances covered by fair value hedging transactions, changes in their fair value related to the risk or risks covered in these hedging transactions are recorded. Equity instruments and contracts related to these instruments must be measured at fair value. Nevertheless, in certain circumstances, the Bank may use cost as an appropriate fair value estimate. This may be necessary, for example, if the recently available information is insufficient to measure the fair value or if a wide range of possible fair value measures exists, and the cost represents the best fair value estimate within that range. Furthermore, the Bank may irrevocably elect to present subsequent changes in the instrument's fair value in other comprehensive income. As of September 30, 2024, and 2023, and December 31, 2023, no significant investments in listed financial instruments had ceased to be recorded at their quoted market value due to their market being unable to be considered active. The amounts at which financial assets/liabilities are recorded represent, in all material respects, the Bank's maximum exposure to credit risk at each reporting date. The Bank also has collateral and other credit enhancements to mitigate its exposure to credit risk, consisting mainly of mortgages, cash, equity and personal guarantees, leased and rented assets, assets purchased under repurchase agreements, securities lending and credit derivatives. Valuation techniques According to IFRS 13 'Fair Value Measurement', a fair value hierarchy is established based on three levels: Level 1, Level 2 and Level 3, in which the highest priority is given to quoted prices (unadjusted) in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. Financial instruments at fair value and determined by published prices in active markets (Level 1) comprise government bonds, corporate bonds, exchange-traded derivatives, securitized assets, equities, short positions and issued bonds. In cases where quotations cannot be observed, management best estimates what the market would price using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and sometimes use significant unobservable inputs in market data (level 3). Various techniques are used to estimate it, including extrapolating observable market data. The most reliable evidence of the fair value of a financial instrument on initial recognition is the transaction price unless the value of that instrument can be derived from other market transactions by the same or a similar instrument or valued using a valuation technique in which the inputs used include only observable market data, mainly interest rates. The main techniques used as of September 30, 2024, and 2023, and December 31, 2023 by the Bank's internal models to determine the fair value of financial instruments are described below: Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 21

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued i. The Present Value method is used in the valuation of financial instruments permitting static hedging (mainly forwards and swaps). Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data. ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity. iii. For the valuation of certain financial instruments exposed to interest rate risks, such as interest rate futures, caps and floors, the present (future) value method and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatility, correlations and exchange rates. The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, the quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity. The Bank's management verifies that the valuation models do not incorporate significant subjectivity. Therefore, if necessary, these methodologies can be adjusted and calibrated through internal calculations of fair value and subsequent comparison with the corresponding actively traded prices. The Bank has developed a formal process for the systematic valuation and management of financial instruments, implemented in all units included in the scope of consolidation. The governance structure of this process distributes responsibilities between two separate divisions: Treasury (responsible for the development, marketing and daily management of financial products and market data) and Market Risks (responsible for the periodic validation of valuation models and market data, the process of calculating risk metrics, standards for approving new transactions, market risk management and the implementation of valuation adjustment standards). Approving a new product involves several steps (application, development, validation, integration into corporate systems and quality review) before production. This process ensures the rating systems are properly reviewed and stable before use. Details of the most significant derivative products and families, together with their respective valuation techniques and inputs, by type of asset, are set out in Note 44 'Fair value of financial assets and liabilities' in these Interim Consolidated Financial Statements. 11. Fixed assets This category includes the buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities. Assets are classified according to their use as follows: a. Fixed assets for own use Fixed assets for own use are presented at their acquisition cost, less its corresponding accumulated depreciation and, if applicable, the impairment losses that result from comparing the net value of each item with its corresponding recoverable amount. This includes, among others, the material assets received by the consolidated entities for the liquidation, in whole or in part, of financial assets that represent collection rights against third parties, and which are expected to be continuously used and owned. Depreciation is calculated using the straight-line method over the acquisition cost of assets minus their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and is not subject to depreciation. The Bank applies the following useful lives for the tangible assets that comprise its assets: Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 22

ITEM Useful Life (Months) Land 0 Paintings and works of art 0 Carpets and curtains 36 Computers and Hardware 36 Vehicles 36 ATMs and teleconsultations 60 Machines and general equipment 60 Office furniture 60 Telephone and communication systems 60 Security systems 60 Rights over telephone lines 60 Air conditioning systems 84 Other installations 120 Buildings 1200 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued At each reporting period, the consolidated entities assess whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the asset's carrying amount is reduced to its recoverable amount. Future depreciation charges are adjusted under the revised carrying amount and to the new remaining useful life, if an adjustment of the latter is necessary. Likewise, the estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Interim Consolidated Statement of Income in future years based on the new useful lives. Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred. b. Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating leases, calculate their depreciation and their respective estimated useful lives, and record their impairment loss are the same criteria as those for fixed assets held for own use. 12. Leases At the contract's creation, the Bank assesses whether it contains a lease or not. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for compensation. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether: • The contract involves using an identified asset. This may be specified explicitly or implicitly and should be physically identified. The asset is not identified if the supplier has a significant substitution right. • The Bank has the right to obtain all the economic benefits from using the asset throughout the contract's duration. • The Bank has the right to direct the use of the asset – this is the decision-making purpose for which the asset is used. i. As a lessee The Bank recognizes a right-of-use asset and a lease liability at the starting date of the lease according to the IFRS 16 'Leases'. The Bank's main contracts are for offices and branches which are necessary to undertake its activities. In the beginning, the right-of-use asset is equal to the lease liability. It is calculated as the present value of the lease payments, which are discounted using the Bank's incremental interest rate at the starting date and considering each contract's duration. The average incremental interest rate is 1.44%. Subsequently, the asset is straight-line depreciated according to the contract's duration, and the financial liability is amortized in terms of the monthly payments. The financial interest is charged to net interest income, and the depreciation is charged to the depreciation expense of each financial year. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 23

The lease's term encompasses non-cancellable periods stipulated within each contract. In the case of a lease contract with indefinite duration, the Bank has determined to assign a span equal to the longest of the non-cancellable period of its lease contracts. Contracts with a non-cancellable period of 12 months or less are treated as short-term leases. Therefore, the related payments are recorded as a straight-line expense. Any change in the lease term or rent is treated as a new measurement of the lease. In the initial measurement, the Bank measures the right-of-use of the asset at cost. The rent of the lease contracts is agreed in UF and payable in Chilean pesos. According to Circular No 3,649 of the FMC, the monthly UF variation that affects all contracts established in such monetary units should be treated as a new measurement. Therefore, readjustments should be recognized as an amendment to the obligation, and in parallel, the amount of the related asset should be adjusted. The Bank has not entered into lease agreements with guarantee clauses for residual value or variable lease payments. ii. As a lessor When the Bank acts as a lessor, it first determines if it corresponds to a financial or operating lease. To do this, the Bank evaluates whether it has substantially transferred all the risks and benefits of the asset. If so, this corresponds to a financial lease. Otherwise, it is an operating lease. The Bank recognizes lease rentals received on a straight-line income basis over the lease term. iii. Third-party financing The sum of present values of the lease payments receivable from the lessee is recognized in the line item: 'Loans and receivables from customers' in the Interim Consolidated Statements of Financial Position. This includes the price of the lessee's right-to-call option at the end of the lease term when there is reasonably certain that the lessee will exercise said right. The financial income and expense derived from these contracts are recorded in the Interim Consolidated Income Statements under 'Interest income' and 'Interest expense', respectively, to achieve a constant return rate over the lease term. 13. Factoring transactions Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Interim Consolidated Statement of Income using the effective interest method over the financing period. When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment. 14. Intangible assets Intangible assets are non-monetary assets (identifiable separately from other assets) without physical substance arising from legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost) when the asset's cost can be measured reliably. Additionally, the future economic benefits attributable to the asset are expected to flow into the Bank. To calculate intangible assets, they are recorded initially at their acquisition or production cost, from which the accumulated amortization and accumulated impairment loss are subtracted. Internally developed computer software is recorded as an intangible asset if, among other requirements (primarily the Bank's ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. Intangible assets are amortized linearly based on their estimated useful life, defined by default at 36 months. They can be modified if the extent to which the Bank will benefit from its use for a different period than the mentioned above is demonstrated. Expenditure on research activities is recorded as an expense incurred in the year and cannot be subsequently capitalized. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 24

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 15. Non-current assets held for sale Non-current assets held for sale and discontinued operations Per IFRS 5, 'Non-current assets held for sale and discontinued operations', a non-current asset is classified as held for sale if their carrying amount will be recovered mainly through a sale transaction rather than through continued use. To apply the above classification, the asset must meet the following requirements: • It must be available in its current conditions for immediate sale, and a sale must be highly probable. • For it to be highly probable, the appropriate management level must be engaged in a plan to sell the asset (or group of assets for its disposal). Also, a program to find a buyer and completing said purchase must have been actively initiated. • Furthermore, the sale should be expected to qualify for recognition as a completed sale within one year of the classification date. Assets classified in this way will be measured at the lower of their carrying amount or their fair value less costs to sell. Assets received or awarded in lieu of payment The goods received or awarded in lieu of payment of credits and accounts receivable from clients are recorded, in the case of assets awarded in lieu of payment, at the price agreed between the parties or, conversely, in those cases where there is no agreement between them, by the amount for which the Bank acquired said assets in a judicial auction. In both cases, an independent assessment of the market value of the goods is determined based on the state in which they are acquired. If the value of loans and receivables exceeds the fair value of the asset received or foreclosed as payment minus selling cost, the difference is recorded in the Interim Consolidated Income Statements under 'Provision for credit risk'. These assets are subsequently valued at the lower amount between the initially recorded figure and the net realizable value, which corresponds to their fair value (liquidation value determined through an independent appraisal) minus their respective costs of sale. The differences between the two are recognized in the Interim Consolidated Income Statements under 'Other operating expenses'. At the end of each year, the Bank reviews the cost of sale of assets received or foreclosed in payment, which is then applied from that date onwards and into the following year. In December 2023, the average cost was estimated at 5.67% of the appraised value (5.80% as of December 31, 2022). In addition, a review of the appraisals by an independent is carried out every 18 months to adjust the fair value of the assets. These assets are generally estimated to be disposed of within one year from the award date. Under article 84 of the General Banking Law, assets not sold within this period are charged-off through a single installment. On March 25, 2021, the FMC issued Circular No. 2,247 granting an additional 18 months for the disposal of all assets that financial institutions have received in payment or are awarded between March 1, 2019, and December 31, 2021, also allowing these assets' write-off to be made in installments proportional to the number of months between the date of their receipt and that set by the Bank for their disposal. 16. Income and expense recognition The most important criteria used by the Bank to recognize its revenues and expenses are summarized as follows: a. Interest revenue, interest expense, and similar items Interest income, interest expense and similar items are recognized on an accrual basis using the effective interest rate method. Nevertheless, the Bank ceases to recognize income on an accrual basis when a loan or one of its installments is 90 days overdue. This means that interest, adjustments or commissions are not recognized in the Interim Consolidated Income Statement unless effectively received. These interest and readjustments are generally referred to as 'suspended' and are recorded in memorandum accounts, which do not form part of the Interim Consolidated Statements of Financial Position but are reported as part of the supplementary information therein (Note 30 and 31). Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 25

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Interest incomes of previous 'transactions with suspended accrual' are only recognized again when the debtor is up to date with its obligations. b. Commissions, fees and similar items Fee and commission income and expenses are recognized in the Interim Consolidated Income Statements using the criteria set out in IFRS 15, ‘Revenue from contracts with customers'. Under IFRS 15, 'Revenue from contracts with customers', the Bank recognizes revenue when it satisfies its performance obligations by transferring the service (an asset) to the customer. Under this definition, an asset is transferred when the customer obtains control over the asset. The Bank considers the contractual terms and its traditional business practices for determining the transfer price. The transfer price is the amount of compensation the entity expects to be entitled in order to transfer committed goods and services to the customer, excluding amounts collected on behalf of third parties. The Bank consistently applies the recognition method for each performance obligation, whether it is satisfied over time or at a specific point in time. The main income arising from commissions, fees, and similar items are: • Credit prepayment fees, which include fees related to customer prepayments of credit operations. • Fees and commissions on loans with letters of credit, which comprise fees and commissions related to granting loans with letters of credit. • Fees for lines of credit and overdraft fees, which refer to fees accrued during the year to grant credit lines and current account overdrafts. • Fees for guarantees and letters of credit, which include fees accrued during the year to grant payment guarantees for real or contingent third-party obligations. • Card service fees. These refer to fees earned and accrued for the year related to the usage of credit, debit and other cards. • Account administration fees. These comprise fees incurred for maintenance of current, savings and other accounts. • Fees and commissions for collections and payments, which include fees and commission income generated by the Bank's collections and payment services. • Commissions for brokerage and administering securities, which refer to income from commissions generated on brokerage, issuances, administration, and custody of securities. • Remuneration for the administration of mutual funds, investment funds or others, which comprises commissions from fund management companies separated by type of client (natural or legal person). • Insurance intermediation and consultancy fees, which include income generated through insurance sales, separated by the type of insurance brokered. • Fees for financial leasing transaction services, which refer to those financial leasing services in which the Bank acts as a lessor. • Securitization fees, which include fees for securitization services. • Fees for financial advisory services, which comprise those involved in advisory services concerning the issuance and placement of financial instruments, restructuring and funding financial liabilities, sale and purchase of companies, and others. • Other commissions earned, which include income generated by currency exchanges, issuing cashier checks and guarantee slips, trust commissions, foreign trade operations, student loan administration, and other services. Commission expenses comprise: • Card transaction fees, which involve commissions generated by credit cards, debit cards and the provision of funds related to the income generated from card service fees. • License fees of card brands. These are fees paid to the main card brands: credit, debit and provision of funds. • Other fees for services linked to the credit card system and cards with the provision of funds. • Expenses for loyalty and merit program obligations for card clients. They refer to expenses related to customer benefit programs related to the use of cards. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 26

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued • Fees for securities transactions. They comprise fees for deposit, safekeeping and brokerage of securities, investments in mutual funds, stock exchanges, central counterparty and market infrastructure services. • Other fees for services received. They include securities services, foreign trade, correspondent banking, ATMs and wire transfer fees. • Fees for clearing high-value payments, which include fees to ComBanc, CCLV, etc. The relationship between the Segment Note and the disaggregated income is presented in Note 32 Commissions. The Bank maintains loyalty plans associated with its credit cards, which under IFRS 15 “Revenue from ordinary activities from contracts with customers” have the necessary provisions to meet the delivery of the committed future performance obligations, or said obligations are settled immediately when they are generated. c. Non-financial income and expenses They are recognized under the criteria established in IFRS 15, 'Revenue from contracts with customers', identifying the performance obligation and when they are satisfied (accrued). Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 27

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued d. Commissions in the origination of loans Financial fees and commissions arising from the origination of loans, mainly origination or research and information gathering fees are accrued and recognized in the Interim Consolidated Statements of Income over the life of the loan. 17. Provisions for credit risk on loans and receivables and contingent liabilities The Bank permanently evaluates the entire portfolio of loans and contingent loans, as established by the FMC, to promptly create sufficient provisions to cover the expected loss linked with the debtors' characteristics and their loans based on payment and subsequent recovery. The Bank uses the following models established by the FMC and approved by the Board of Directors to assess its loan and contingent loan portfolio: • Individual assessment of debtors – This applies to debtors recognized as individually significant, that is, with substantial levels of debt, and to those who, even if not significant, are not able to be classified in a group of financial assets with similar credit risk characteristics, and which, due to their size, complexity or level of exposure, require detailed analysis • Group assessment of debtors - Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and exposures to debtors that simultaneously meet the following conditions: i. The Bank has an aggregate exposure to the same counterparty of less than UF 20,000. The aggregate exposure is considered as the gross amount before provisions or other mitigating factors. It also includes residential mortgages in the calculation. Concerning off-balance sheet items (contingent loans), the gross amount is calculated by applying the credit translation factors defined in Chapter B-3 of the CASB. ii. Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio of loans assesses on a group basis. Group assessments are suitable for dealing with many transactions, each of a low amount, involving individuals or small companies. The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non-performing and a recovery rate based on a substantiated historical analysis. To this end, the Bank implemented the standard model for mortgage and commercial loans and its internal model for consumer loans. a. Allowances for individual assessments The individual assessment of a commercial loan debtors is necessary, as established by the FMC, in the case of companies that require detailed knowledge and analysis due to their size, complexity, or level of exposure to the entity. The analysis of debtors focuses firstly on their credit quality. Then, it classifies them in the risk category corresponding to the debtor and their respective credit operations and contingent loans after assigning them to one of the three portfolio statuses: Normal, Substandard and Impaired. The risk factors used in the allocation are the industry or sector, business situation, partners and management, their financial situation and ability to pay, and payment behavior. The portfolio categories and their definitions are as follows: a. Normal Portfolio includes debtors in which their payment capacity will permit them to pay their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6. b. Substandard Portfolio includes debtors with financial difficulties or significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4. c. Impaired Portfolio includes debtors and their credits for which repayment is considered remote, as they show a deteriorated or no payment capacity. This portfolio includes debtors who have stopped paying their debts or with obvious indications that they will stop paying, as well as those that require a forced restructuring of debts, reducing the obligation or postponing the term of the principal or interest, and any debtor who is in arrears equal to or greater than 90 days in the payment of interest or capital. The classifications assigned to this portfolio are categories C1 to C6. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 28

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Normal and Substandard Portfolio As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a probability of non-performance and severity, which result in the expected loss percentages: Portfolio Debtor's Category Probability of Non- Performance (%) Severity (%) Expected Loss (%) Normal Portfolio A1 0.04 90.00 0.0360 A2 0.10 82.50 0.0825 A3 0.25 87.50 0.2188 A4 2.00 87.50 1.7500 A5 4.75 90.00 4.2750 A6 10.00 90.00 9.0000 Substandard Portfolio B1 15.00 92.50 13.8750 B2 22.00 92.50 20.3500 B3 33.00 97.50 32.1750 B4 45.00 97.50 43.8750 The first step to determine the amount of provisions is to assess the affected exposure, which comprises the book value of loans plus contingent loans, minus the amounts that are feasible to recover through the execution of financial collateral or other collateral covering the operations. To this exposure, the respective loss percentages are applied. In the case of collateral, the Bank must demonstrate that the value assigned to the deduction reasonably reflects the value that can be realized from the disposal of the assets or equity instruments. If the debtor's credit risk is substituted for the guarantor's credit quality, this methodology will only apply if the guarantor or surety is an entity qualified in a category similar to investment grade by a local or international rating agency recognized by the FMC. Under no circumstances may an endorsed valuable be deducted from the exposure amount, a procedure applicable only in the case of financial guarantees or real collateral. Notwithstanding the above, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio. Impaired Portfolio The impaired portfolio includes all loans and the entire value of contingent loans of the debtors overdue by 90 days or more on a single payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans overdue by 60 days or more and debtors who have undergone forced restructuring or partial debt forgiveness. The impaired portfolio excludes: a) residential mortgage loans, with payments overdue less than 90 days; and b) loans to finance higher education granted according to Law No 20,027, that do not fulfil the non-performing conditions outlined in Circular No 3,454 of December 10, 2008. The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, deducting the value of recoverable collateral and deducting the present value of recoveries made through collection services after the related expenses. Once the expected loss range is determined, the related allowance rate is applied over the exposure amount, including loans and contingent loans related to the debtor. The allowance rates applied over the calculated exposure are as follows: Classification Estimated range of loss Allowance C1 Up to 3% 2% C2 Between 3% and 20% 10% C3 Between 20% and 30% 25% C4 Between 30% and 50% 40% C5 Between 50% and 80% 65% C6 More than 80% 90% Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 29

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued All the debtor's loans are maintained in the Impaired Portfolio until its payment ability is normalized, notwithstanding the charge-off of each loan that meets Title II of Chapter B-2 of the CASB. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met: i. The debtor has no obligations overdue with the Bank for 30 consecutive days or more. ii. The debtor has not been granted loans to refinance its obligations. iii. At least one of the payments includes the amortization of capital. iv. Two payments must already be made if the debtor has made partial loan payments in the last six months. v. If the debtor must make monthly payments, four consecutive installments must have been paid. vi. The debtor does not appear to have bad debts in the information provided by the FMC, except for insignificant amounts. b. Allowances for group assessments Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and debtor exposures that simultaneously meet the following conditions: i. The Bank has an aggregate exposure (the exposure on the same Business Group at a consolidated level) to the same counterparty of less than UF 20,000. The aggregate exposure is considered gross of provisions or other mitigating factors and includes residential mortgage loans for its calculation. Concerning off-balance sheet items (contingent claims), the gross amount is calculated by applying the credit translation factors defined in Chapter B-3 of the CASB. ii. Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio evaluated under group assessment. To determine provisions, group assessments require the creation of groups of loans with homogeneous qualities in terms of the type of debtors and contracted loan terms in order to establish, using technically sound estimates and prudential criteria, the payment behavior of the group and the recoveries of its non-performing loans. This is done using a model based on the characteristics of the debtors, payment history, outstanding loans and delinquency, among other relevant factors. The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate provisions for the group- assessed portfolio. These include commercial loans for debtors not individually assessed, residential mortgage loans and consumer loans (including installment loans, credit cards and overdraft facilities). This methodology helps to independently identify the portfolio's performance one year ahead and determines the provision necessary to cover the losses arising in the period of one year from the balance sheet date. Clients are segmented according to their internal and external characteristics into groups or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (client-portfolio model). This is known as the profile assignment method. The profile assignment method is based on a statistical construction method, constituting a relationship through a logistic regression between variables such as non-performance, external credit behavior, sociodemographic variables, and a response variable that determines a customer's risk, which in this case is non-performance equal to or greater than 90 days. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP), also known as a Probability of Default (PD), and a recovery rate based on a substantiated historical analysis known as Loss Given Default (LGD) Therefore, once the client has been assigned a profile and a PNP and a LGD has been set for their type of loan, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and receivables from the customer, plus contingent loans, minus any amount that can be recovered by activating collateral (for loans other than consumer loans). Notwithstanding the above, in establishing provisions related to mortgage and commercial loans, the Bank must recognize minimum provisions according to standard methods established by the FMC for those types of loans. While this is considered a conservative minimum base, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining adequate provisions to cover the portfolio's credit risk. Provisions must be made considering the higher value obtained between the respective standardized method and the internal method. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 30

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Standard method of group portfolio provisioning i. Mortgage portfolio Under the CASB, the Bank applies the standard provisioning method for residential mortgages. Under this method, the expected loss factor applicable to the number of residential mortgage loans will depend on the delinquency of each loan and the ratio, at the end of each month, between the outstanding principal amount of each loan and the value of the mortgage collateral (loan-to-value or LTV) that covers it. The relevant provisioning factor according to delinquency and LTV is as follows: LTV Range Days past due at month-end 0 1-29 30-59 60-89 Impaired portfolio LTV ≤ 40% PNP(%) 1.0916 21.3407 46.0536 75.1614 100 LGD (%) 0.0225 0.0441 0.0482 0.0482 0.0537 EL (%) 0.0002 0.0094 0.0222 0.0362 0.0537 40% < LTV ≤ 80% PNP(%) 1.9158 27.4332 52.0824 78.9511 100 LGD (%) 2.1955 2.8233 2.9192 2.9192 3.0413 EL (%) 0.0421 0.7745 1.5204 2.3047 3.0413 80% < LTV ≤ 90% PNP(%) 2.515 27.93 52.58 79.6952 100 LGD (%) 21.5527 21.66 21.92 22.1331 22.231 EL (%) 0.5421 6.0496 11.5255 17.639 22.231 LTV > 90% PNP(%) 2.74 28.43 53.08 80.3677 100 LGD (%) 27.2 29.03 29.59 30.1558 30.2436 EL (%) 0.7453 8.2532 15.7064 24.2355 30.2436 LTV= (Loan-to-Value Ratio) unpaid loan principal/value of the mortgage collateral. EL = Expected loss This standardized approach will also be applied to residential leasing transactions, following the same criteria described above and considering the leased asset value equivalent to the amount of the mortgage collateral. If the same debtor holds more than one residential mortgage loan with the Bank and one is overdue by 90 days or more, all these loans will be assigned to the impaired portfolio, with provisions calculated for each according to their respective LTV percentages. In the case of residential mortgage loans linked to housing and subsidy programs of the State of Chile, provided that they are contractually covered by the auction insurance supplied by the latter, the provisioning percentage may be weighted by a loss mitigation (LM) factor, which depends on the LTV percentage and the value of the house in the deed of sale (V). Therefore, the LM factors to be applied to the corresponding provisioning percentage are presented in the table below: Loss mitigation (LM) factor for loans with state auction insurance LTV Range Segment V: Deeded house price (UF) V<1,000 1,000< V <= 2,000 LTV <= 40% 100 40% < LTV <= 80% 80% < LTV <=90% 95 96 LTV > 90% 84 89 ii. Commercial portfolio Following the CASB, the Bank applies the standard model of provisions for commercial loans in the group portfolio, depending on whether it corresponds to commercial leasing, student or other commercial loans. Before implementing the standard method, the Bank used internal models to determine provisions for commercial loans assessed on a group basis. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 31

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued a. Commercial leasing operations For these operations the provision factor must be applied to the current value of commercial leasing operations (including the purchasing option at the end of the lease). Therefore, it will depend on the delinquency of each operation, the type of leased asset and the relationship, at the closing of each month, between the current value of each operation and the value of the leased asset (LTV), as indicated in the following tables: Probability of Non-Performance (PNP) applicable according to delinquency and type of asset (%) Days past due at the end of the month Type of asset Real estate Non-real estate 0 0.79 1.61 1-29 7.94 12.02 30-59 28.76 40.88 60-89 58.76 69.38 Non-performing portfolio 100.00 100.00 Loss Given Default (LGD) applicable by PVB range and type of asset (%) LTV range (*) Real estate Non-real estate LTV ≤ 40% 0.05 18.20 40% < LTV ≤ 50% 0.05 57.00 50% < LTV ≤ 80% 5.10 68.40 80% < LTV ≤ 90% 23.20 75.10 LTV > 90% 36.20 78.90 (*) LTV= Current value of operation/leased asset value The LTV ratio will be determined considering the appraisal value, expressed in UF for real estate and pesos for non-real estate, recorded at the time of granting the respective loan, considering any situations that may be causing temporary rises in the asset price at that time. b. Student loans For these operations, the provision factor should be applied to the student loan and the exposure of the contingent loans, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest at the end of each month. When payment is due, the factor will also depend on the delinquency of the loan. For the loan classification, a distinction is made between those granted for financing higher studies under Law No 20,027 (CAE) and, on the other hand, the CORFO guaranteed loans or other student loans. Probability of Non-Performance (PNP) according to enforceability, delinquency and type of loan (%) Presents payment enforceability or interest at month-end Days past due at month-end Type of student loan CAE CORFO and others Yes 0 5.20 2.90 1-29 37.20 15.00 30-59 59.00 43.40 60-89 72.80 71.90 Non-performing portfolio 100.00 100.00 No N/A 41.60 16.50 Loss Given Default (LGD) and type of asset (%) Presents payment enforceability or interest at month-end Type of student loan CAE CORFO and others Yes 70.90 No 50.30 45.80 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 32

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued c. Generic commercial loans and factoring For factoring transactions and other commercial loans, the provisioning factor, applicable to the amount of the loan and the contingent loan exposure, will depend on the delinquency of each transaction and the ratio at the end of each month between the debtor's obligations to the Bank and the value of the collateral (LTVC) securing them, as indicated in the following tables: Probability of Non-Performance (PNP) applicable according to delinquency and LTVC range (%) Days past due at month-end Guarantee No collateral LTVC ≤ 100% LTVC > 100% 0 1.86 2.68 4.91 1-29 11.60 13.45 22.93 30-59 25.33 26.92 45.30 60-89 41.31 41.31 61.63 Non-performing portfolio 100.00 100.00 100.00 Loss Given Default (LGD) applicable according to LTVC range (%) Collateral (with/without) LTVC Range Factoring and other commercial loans without responsibility of assignor Factoring with responsibility of assignor Collateral LTVC ≤ 60% 5.00 3.20 60% < LTVC ≤ 75% 20.30 12.80 75% < LTVC ≤ 90% 32.20 20.30 90% < LTVC 43.00 27.10 No collateral 56.90 35.90 The collateral used to calculate the LTVC ratio of this method may be of a specific or general nature or those that simultaneously specific and general in nature. However, a collateral can only be considered if, according to the respective coverage clauses, it was set in the first degree of preference in favor of the Bank and it only guarantees the debtor's credits concerning which it is attributed (not shared with other debtors). The invoices assigned in the factoring operations, or the guarantees linked to mortgage loans, regardless of their coverage clauses, will not be considered in the calculation. The following considerations must be taken into account when calculating the LTVC ratio: i. Transactions with specific guarantees: those in which the debtor provided specific guarantees for generic commercial loans and factoring. The LTVC ratio is calculated separately for each secured transaction as the division between the loan amount and the contingent loan exposure over the collateral's value. ii. Transactions with general guarantees: when the debtor is granted general or general and specific guarantees, the Bank calculates the corresponding LTVC jointly for all generic commercial loans, factoring and operations not contemplated in the above paragraph i), as the division between the sum of the amounts of loans and contingent loan exposures over the general or specific guarantees that, according to the scope of the remaining coverage clauses, protect the loans considered in the numerator of the ratio mentioned above. The amounts of collateral used in the LTVC ratio in (i) and (ii) should be determined according to the: • The collateral’s last valuation, whether in its appraisal or fair value, depending on the type of collateral in question. The criteria in Chapters 7-12 of the Updated Collection of Banking Regulations (from now on: UCBR) should be considered to determine fair value. • Possible situations that could be causing temporary rises in the value of the collaterals. • Limits to the amount of coverage established in their respective clauses. In November 2023, with the aim of improving the prediction of customer behavior and maintaining high monitoring standards, the Bank calibrated its provisioning models for group assessments. The effects of this calibration implied a lower provision of approximately Ch$13,835 million. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 33

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued d. Provisions for contingent loans Contingent loans are transactions or commitments in which the Bank assumes a credit risk by obliging itself vis-à-vis third parties upon a future event to make a payment or a disbursement to be recovered from its clients. To calculate the provisions as indicated in Chapter B-1 of the CASB, the amount of exposure to be considered shall be equal to the percentage of the contingent claim amounts indicated below: Type of loan Credit Translation Factors (CTF) Immediately repayable unrestricted credit lines 10% Contingent loans linked to student loan (CAE) 15% Letters of credit for goods movement operations 20% Other unrestricted credit lines 40% Debt purchase commitments in local currencies abroad 50% Transactions related to contingent events 50% Guarantees and sureties 100% Other credit commitments 100% Other contingent loans 100% In the case of transactions with clients with non-performing loans, such exposure shall always equal 100% of their contingent loans. e. Guarantees and credit enhancements Guarantees and collateral are only considered in calculating provisions when they are legally established and when the conditions allowing their eventual activation or settlement in the Bank's favor are met. Collateral valuation (mortgages or pledges) reflects the net cash flow obtained from selling goods or equity instruments, or from capital minus estimated expenses in the event of a debtor's non-performance. For mortgages and pledges on goods, the Bank undertakes analyses that reflect the relationship between the prices obtained in an eventual settlement and their appraisal or foreclosure values. Nevertheless, the valuations of mortgages and other goods received are based on valuations carried out by independent professionals, while maintenance and transaction costs are based on historical data from at least three years prior. The Bank has the necessary collateral revaluation standards in place. Financial guarantees, measured through fair value adjustments, may only be deducted from credit risk exposures when they are provided to secure the performance of the credits concerned. The adjusted fair value is obtained by applying the interest rate and currency volatility discount factors established by the FMC and subtracting settlement costs. Determining provisions in the case of leased assets considers the value obtained on the disposal of the leased assets, considering the impairment that these may present, and the expenses related to their redemption and liquidation or eventual relocation. Determining provisions for factoring loans considers that the counterparty is the assignor of the documents endorsed to the Bank when the factoring is with liability and the debtor when the assignment is without liability of the assignor. f. Additional provisions According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non-predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector. As set out in number 9 of Chapter B-1 of the CASB of the FMC, these provisions shall be reported on the liability side in the same way as provisions on contingent claims. g. Provisions related to financing with FOGAPE guarantee Covid-19 The FMC requested that specific provisions be determined for loans secured by the FOGAPE Covid-19 guarantee, for which the expected loss must be determined. This is done by estimating the risk of each transaction, dismissing the guarantor's credit quality substitution, and following the appropriate individual or group analysis method per the clauses of the CASB Chapter B-1. This calculation must be made on an aggregate basis, grouping all transactions to which the same deductible percentage is applicable. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 34

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Hence, the total expected loss resulting from the aggregate calculation of each transaction group must be compared with the total deductible corresponding to them. When the expected loss of the transactions of a group with the same deductible percentage is determined to be equal to or less than the aggregate deductible, the provisions are set without considering the FOGAPE Covid-19 guarantee, that is, without replacing the creditworthiness of the direct debtor for that of the guarantor. When they surpass the aggregate deductible, the provisions shall be determined using the substitution method set out in the CASB paragraph 4.1(a) of Chapter B-1 and shall be recognized in accounts separate from commercial, consumer and residential mortgage provisions. h. Provisions established for credit risk as a result of supplementary prudential requirements This corresponds to the provisions for credit risk required by the Committee’s prudential instructions in relation to credit risk management assessments under Chapters 1-13 of the UCBR and that do not qualify as provisions established per the definitions in Chapter B-1 of the CASB. i. Impaired receivables and suspension of accrual For loans assessed on a case by case basis, the impaired portfolio comprises loans classified in the impaired portfolio plus categories B3 and B4 of the 'substandard portfolio'. For group assessment, it comprises loans in the impaired portfolio. The Bank ceases to recognize income on an accrual basis in the Interim Consolidated Statement of Income when the loan or one of its installments is 90 days overdue. From the date interest is suspended until they are no longer impaired, loans shall not be credited with interest, adjustments or fees in the Interim Consolidated Statement of Financial Position. No income from such loans shall be recognized in the Interim Consolidated Statement of Income unless received. j. Charge-offs As a general rule, charge-offs should be applied when the contractual rights to the cash flows expire. The charge-offs in question refer to the derecognition in the Interim Consolidated Statement of Financial Position of the assets corresponding to the respective transaction, including that part which may not be overdue in the case of a loan payable in installments or a leasing transaction (there are no partial charge-offs). This includes overdue, past-due and current installments, with the term corresponding to the time elapsed since the date on which payment of all or part of the obligation is in delinquency. Charge-offs are always booked against the credit risk provisions set up under Chapter B-1 of the CASB, regardless of the reason for the write-off. Charge-offs should be carried out in the following circumstances, whichever occurs first: 1. Based on all available information, the Bank concludes that it will not obtain flows from the loans recorded as an asset. 2. When an unencumbered claim is 90 days old since it was registered as an asset. 3. Upon expiration of the statute of limitations for actions to claim collection through an enforceable judgment or at the time of the rejection or abandonment of the enforcement of the title by an enforceable court decision. 4. When the period of arrears of a transaction reaches the time limit for charge-offs set out below: Type of loan Term Consumer loans with or without collateral 6 months Other transactions without collateral 24 months Commercial loans with collateral 36 months Residential mortgage loans 48 months Consumer leasing 6 months Other non-real estate leasing transactions 12 months Real estate leasing (household and business) 36 months k. Recovery of loans previously written off and receivables from clients Subsequent payments on written-off transactions shall be recognized in the profit or loss statement as recoveries of charged-off loans. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 35

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued When a recovery is perceived in the form of an asset received in lieu of payment, the income is recognized as the amount by which they are incorporated into the asset under the provisions of the Chapter of the CASB regarding Assets received or awarded in lieu of payment. The same approach is followed if the leased goods are recovered after a leased transaction is written off when such goods are incorporated as an asset. 18. Impairment of financial assets other than loans and receivables and contingent loans The Bank applies IFRS 9 'Financial Instruments' to determine the impairment of financial assets measured at fair value through other comprehensive income and financial assets at amortized cost other than loans and contingent receivables. The estimate involves calculating the potential credit losses that could be observed on a financial instrument due to differences between the future cash flows under the original contract and the cash flows expected to be received, always ensuring that the results obtained are appropriate to the reality of the transactions, the current economic environment and the available forward-looking information. This model uses a dual measurement approach in which the impairment provision is measured as follows: • Credit loss expected at 12 months: it represents expected credit losses arising from default events on a financial instrument that may arise within 12 months from the reporting date. • Lifetime expected credit loss: it represents the expected credit losses arising from default events over the expected life of a financial instrument. At each reporting date, an entity must measure the provision as equal to the 'lifetime expected credit loss' if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, if the credit risk of a financial instrument has not increased significantly at the reporting date since initial recognition, an entity shall measure the loss allowance for that financial instrument at an amount equal to 'expected credit loss over the next 12 months'. When making such an assessment, an entity compares the default risk of a financial instrument at the reporting date with that of its initial recognition, as well as considering reasonable and tenable information made available without unnecessary cost or effort, indicating the growth of credit risk since its initial recognition (on a group or individual basis). Based on changes in credit quality, IFRS 9 describes a 'three-step' impairment model according to the following diagram: Change in credit quality since initial recognition Phase 1 Phase 2 Phase 3 Initial recognition Significant increase in credit risk since initial recognition Credit-impaired assets Credit loss expected in 12 months Lifetime credit loss Lifetime credit loss Reasonable and tenable information refers to information readily available at the reporting date without unreasonable cost or effort, including information about past events, current conditions and forecasts of future economic conditions. When contractual payments are overdue by 30 days or more, the Bank considers that the credit risk of a financial asset has increased significantly, but this is not the only indicator. Measurement of expected credit loss Expected credit loss estimates the weighted probability of credit losses over the financial instrument's expected life, that is, the present value of all cash shortfalls. The three components of the measurement of expected credit loss are: PD: The probability of default estimates the probability of non-performance over a given time frame. LGD: Loss-given default estimates the loss that would occur in the event of a default at a given time. EAD: Exposure at default is an estimate of the exposure at a future date of non-performance, considering expected exposure changes after the reporting date, including repayments of principal and interest, whether contractually scheduled or otherwise, and interest on defaults. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 36

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The parameters used for the calculation of impairment provisions were developed based on the structure of the internal models used and take into account the experience acquired in the regulatory and management areas, as well as the stages in which each financial asset is classified, including forward-looking information, point-in-time (PIT) view, multiple scenarios, calculation of losses for the entire life of the operation through PD lifetime, among others. Collateral and other credit enhancements are considered to measure expected credit loss. Determination of a significant increase in risk For the classification in phase 2, an assessment of whether there is a significant increase in credit risk (SICR) from the initial recognition of the transactions is undertaken. For this, a series of principles that ensure that all financial instruments are subject to this assessment is used, which considers the particularities of each portfolio and type of product based on various quantitative and qualitative indicators. All of this is subject to the expert judgement of analysts, who set the thresholds under appropriate management integration and implement it under the approved governance. The judgement and criteria used to establish thresholds are based on several principles. The principles are as follows: • Universal: all financial instruments with a credit rating must be assessed for their potential SICR. • Proportional: the definition of the SICR should consider each portfolio's particularities. • Materiality: its implementation should also be consistent with each portfolio's relevance to avoid unnecessary cost or effort. • Holistic view: the selected approach should combine the most relevant aspects of credit risk (i.e. quantitative and qualitative). • Application of IFRS 9: the approach should consider the features of IFRS 9, focusing on a comparison with credit risk at initial recognition and considering forward-looking information. • Risk management integration: criteria should be consistent with those metrics considered in day-to-day risk management. • Documentation: Appropriate documents must be prepared. To classify a financial instrument in phase 2, we consider the following criteria: • Quantitative criteria: changes in the risk of a default occurring over the expected life of the financial instrument are analyzed and quantified relative to its level of credit risk at inception. For this purpose, quantitative thresholds have been defined for the portfolios. These thresholds can be expressed as an absolute or relative increase in the probability of default. • Qualitative criteria: using expert judgement, we use various indicators aligned with those used in ordinary credit risk management (defaults over 30 days, refinancing, etc.). • Definition of default: this definition entails the application of various criteria to classify exposures as phase 3, including transactions in default for 90 consecutive days or identifying other criteria that demonstrate that the counterparty can meet all of its financial obligations. • Expected life of the financial instrument: we estimate the expected life of a financial instrument considering all contractual terms (e.g. prepayments, duration, repurchase agreements, etc.). Recognition of expected credit loss An entity shall recognize in its financial results a gain or loss caused by value impairment as the amount of the expected credit loss (or releases) by which the value is adjusted given the losses that have occurred by the reporting date to capture the amount that requires recognition accurately. For assets measured at fair value through other comprehensive income, the book value of the instruments is understood as the fair value. Therefore, the recognition of impairment does not affect the carrying amount of such instruments and is reflected as a movement between other comprehensive income (a deduction from fair value) and results at each reporting date. In the case of assets measured at amortized cost, impairment is presented through a complementary account that reduces the asset's value. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 37

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 19. Impairment of non-financial assets The Bank's non-financial assets are reviewed at each reporting date of the Interim Consolidated Financial Statements for indications of impairment (i.e., when the carrying amount exceeds the recoverable amount). If such indications exist, the asset's recoverable amount is estimated to determine the extent of the impairment loss. The recoverable amount is the higher of fair values minus disposal costs and value in use. In assessing value in use, estimates of cash inflows or outflows shall be discounted to present value using the pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks for which estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be lower than its carrying amount, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in profit or loss. In relation to other assets, impairment losses recognized in prior periods are evaluated at each reporting date for any indication that the loss has decreased and should be reversed. The increase in the carrying value of an asset other than goodwill attributed to a reversal of the impairment loss will not exceed the carrying amount that could have been obtained (net of amortization or depreciation) if an impairment loss had not been recognized for said asset in previous periods. The impairment loss recognized in goodwill will not be reversed. 20. Provisions, contingent assets and liabilities Provisions are liabilities whose amount or maturity are uncertain. These provisions are recognized in the Interim Consolidated Statements of Financial Position when all the following requirements are met: i. It is a current obligation (legal or constructive) as a result of past events and, ii. as of the publication date of the financial statements, the Bank will probably have to expend resources to settle the obligation and; iii. the amount of these resources can be reliably measured. Contingent assets or contingent liabilities encompass all potential rights or obligations arising from past events. These are only confirmed if one or more uncertain future events occurs which are not within the Bank's control. The Interim Consolidated Financial Statements reflect all significant provisions for which the probability of meeting the obligation is estimated to be more likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of the accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced. Provisions are classified according to the obligation covered as follows: • Provisions for employee benefit obligations. • Provisions for lawsuits and litigations. • Provisions for operational risk. • Provisions for mandatory dividends. • Provisions for contingent loan risks. • Provisions for contingencies. 21. Income tax and deferred taxes The Bank recognizes, where appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amounts of assets, liabilities and their tax bases. Deferred tax assets and liabilities are calculated using the tax rate applied in the year the deferred tax assets and liabilities are realized or settled according to current tax legislation. The future effects of tax legislation or tax rate changes are recognized in deferred taxes from when the law approving such changes is published. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 38

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Current tax assets relate to provisional payments in excess of the provision for income tax or other income tax credits, such as training expenses or donations to universities. In addition, the monthly provision payments to be recovered for profits absorbed by tax losses should be included. In the case of liabilities, they correspond to the provision for income tax calculated based on the tax results for the period, minus the mandatory or voluntary provisional payments and other credits applied to this obligation. For presentation in the Interim Consolidated Statements of Financial Position, in accordance with IAS12, the tax position at the tax entity level should be offset, as appropriate, and subsequently, the net balances per tax entity should be added at the consolidated level. 22. Employee benefits i. Post-employment benefits – Defined Benefit Plan: According to the current collective labor covenant and other agreements, Banco Santander-Chile has an additional benefit available for its main executives, consisting of a pension plan, aiming for them to have the necessary funds for a supplementary pension upon retirement. Plan Features: The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are: i. Aimed at the Bank's upper management. ii. The general requirement is that the beneficiary must still hold their position within the Bank by the time they turn 60 years old. iii. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs. Periodic contributions will equal the amount each manager commits to their voluntary contribution plan. iv. The Bank will be responsible for granting the benefits directly. The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost. Components of defined benefit cost include: • Current and past service costs are recognized in profit or loss for the period. • Net interest over the net defined benefit liability (asset), recognized in profit or loss for the period. • The new net defined benefit liability (asset) measurements include: (a) actuarial gains and losses; (b) the performance of the plan's assets, and (c) changes in the effect of the asset ceiling, which are recognized in other comprehensive income. The net defined benefit liability is the deficit or surplus, calculated as the difference between the defined benefit obligation's present value minus the plan assets' fair value. The plan assets comprise the insurance policies contracted by the Bank through an unrelated third party. These assets are held by an entity legally separated from the Bank and exist solely to pay employees their benefits. The Bank recognizes the present service cost and the net interest in the item 'Personnel wages and expenses' in the Interim Consolidated Statement of Income. The plan's structure does not generate actuarial gains or losses. The plan's performance is established and fixed during the period; consequently, there are no changes to the asset's ceiling. Accordingly, there are no amounts recognized in other comprehensive income. The post-employment benefits obligation recognized in the Interim Consolidated Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available regarding the plan's reimbursements or reductions to future contributions. When employees abandon the plan before meeting the requirements to become eligible for the benefit, the Bank's contributions decrease. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 39

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued ii. Severance package: Severance packages for years of employment are recorded only when they effectively occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented, its principal features have been publicly announced, or objective facts about its activation are known. iii. Cash-settled share-based payments: The Bank allocates cash-settled share-based payments to certain executives of the Bank and its Subsidiaries under IFRS 2. Accordingly, the Bank measures the services received and the obligation incurred at fair value. Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period and at the date of settlement, recognizing any change to fair value in the income statement for the period. 23. Use of Estimates Preparing the Interim Consolidated Financial Statements requires the Bank's Management to make estimates and assumptions that affect the application of the accounting standards and the reported values of assets, liabilities, revenues and expenses. Accordingly, actual results may differ from these estimates. In certain cases, the generally accepted accounting standards require that assets or liabilities be recorded or disclosed at their fair value. The fair value is the price received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used for measurement. When the trade prices of an active market are not available, the Bank estimates such values based on the best information available, including internal modelling and other valuation techniques. The Bank has established provisions to cover potential credit loss per the regulations issued by the FMC. These allowances must be regularly reviewed, considering factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality, and economic conditions that may adversely affect the borrowers' ability to pay. Increases in the allowances for loan loss are reflected as 'Provisions for loan loss' in the Interim Consolidated Statement of Income. Loans are written off when the contractual rights for the cash flows expire. Nevertheless, the Bank will charge off per Title II of Chapter B-2 of the CASB issued by the FMC for loans and accounts receivable from clients. Charge-offs are recorded as a reduction of credit risk provisions. The Bank's Management regularly reviews the relevant estimates and assumptions to calculate provisions quantifying certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period the estimate is revised and in any future period affected. These estimates are based on the best available information and mainly refer to the following: • Allowances for loan loss (Notes 13 and 41). • Impairment loss on certain assets (Notes 11, 13, 15, 16, 17, 39 and 40). • The useful lives of tangible and intangible assets (Notes 15, 16 and 17). • The fair value of assets and liabilities (Notes 8, 11, 12, 21 and 44). • Commitments and contingencies (Note 29). • Current and deferred taxes (Note 18). 24. Earnings per share Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are calculated similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to consider the potential diluting effect of stock options, warrants, and convertible debt. As of September 30, 2024, and 2023, and December 31, 2023, the Bank did not hold any instruments that have a dilutive effect on equity. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 40

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 25. Temporary acquisition (assignment) of assets Purchases (sales) of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Interim Consolidated Statements of Financial Position as a financial assignment (receipt) based on the nature of the debtor (creditor) under 'Deposits in the Central Bank of Chile', 'Deposits in financial institutions' or 'Loans and receivables from customers' ('Deposits from Central Bank of Chile', 'Deposits from financial institutions' or 'Deposits'). The difference between the purchase and sale prices is recorded as financial interest over the contract's life. 26. Assets and investment funds managed by the Bank The assets managed by the different companies that form part of the Bank's consolidation perimeter (Santander S.A. Sociedad Securitizadora) that are owned by third parties are not included in the Interim Consolidated Statements of Financial Position. The commissions generated by this activity are included in the balance of 'Fee and commission income' in the Interim Consolidated Statement of Income. 27. Provision for mandatory dividends As of September 30, 2024, and 2023, and December 31, 2023, the Bank recognized a liability (provision) for minimum or mandatory dividends based on the provisions of Article 79 of the Corporations Act, which coincides with the Bank's internal dividend policy, which stipulates that at least 30% of the net profit for the year will be distributed, unless otherwise agreed at the respective Shareholders' Meeting by unanimous vote of all outstanding common shares. As of May 2024, the Board of Directors agreed to make use of the power granted by the last Ordinary Shareholders' Meeting, to increase the provision for minimum dividends to 60% of accumulated earnings. At the ordinary meeting of the Board of Directors in September 2024, it was agreed to further increase the provision for minimum dividends to 70%, in the same way as was done at the Board of Directors in May 2024. This provision is recorded as a deduction from 'Retained earnings' under 'Provision for dividends, interest payments and repricing of equity financial instruments' in Interim Consolidated Statements of Changes in Equity. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 41

NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED 1. Pronouncements issued and adopted As of the date of issuance of these Interim Consolidated Financial Statements, the new accounting statements issued by both the FMC and the International Accounting Standards Board, which have been adopted in their entirety by the Bank, are as follows: a. Accounting Standards issued by the Financial Market Commission. There are no new FMC standards that apply to these Consolidated Interim Financial Statements. b. Accounting Standards issued by the International Accounting Standards Board Amendment to IFRS 16 - Lease liability on a sale and leaseback. This amendment, issued on September 22, 2022, requires a lessee- seller to subsequently measure lease liabilities arising from a leaseback in a manner that does not recognize any gain or loss that relates to the right of use. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss related to the partial or total termination of a lease contract. The amendments are effective for annual periods beginning on or after January 1, 2024. Early application is permitted. The Bank has determined there is no impact from this new standard. Amendment to IAS 1 - Non-current liabilities with covenants. This amendment, issued on October 31, 2022, amends the requirements introduced by "Classification of liabilities as current or non-current", on how an entity classifies its debt and other financial liabilities as current or non-current in the following particular circumstance: only the covenants that an entity must comply by the reporting date affects the classification of a liability as current or non-current. In addition, an entity must disclose information in the notes that allows users of the financial statements to understand the risk that non-current liabilities with covenants may become repayable within twelve months. The amendments are effective for periods beginning on or after January 1, 2024. The amendments are applied retrospectively in accordance with IAS 8 and early application is permitted. The Bank has determined that there is no impact from this new standard. Amendment to IAS 7 and IFRS 7 - Supplier Financing Agreements. The amendment to IAS 7 Statement of Cash Flow and IFRS 7 Disclosures of Financial Instruments requires an entity to disclose information about supplier financing arrangements to enable users of the Financial Statements to assess the effects of such arrangements on the entity's liabilities and cash flow and on the entity's exposure to liquidity risk. Amendments to IAS 7 apply for annual periods beginning on or after 1 January 2024, and amendments to IFRS 7 apply when amendments to IAS 7 apply. The Bank has determined that there is no impact from this rule. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 42

NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued 2. Pronouncements issued that have not yet been adopted As of the closing date of these Consolidated Financial Statements, new International Financial Reporting Standards had been published, as well as interpretations thereof and new FMC standards, which were not mandatory as of September 30, 2024. Although in some cases early application is permitted by the IASB, the Bank has not implemented them as of that date. a. Accounting Standards issued by the Financial Market Commission. Standard model of provisions for consumer loans. On March 6, 2024, the Financial Market Commission (FMC) published a standardized methodology for calculating provisions for consumer loans. The new methodology is based on the identification of three risk factors for the probability of default parameter: (i) delinquency in the Bank at the end of the evaluation month, (ii) delinquency in the banking system in any of the previous 3 months, (iii) and the possession of a residential mortgage loan in the banking system. At the same time, the loss given default considers the application of two factors: (i) the possession of a residential mortgage loan in the banking system, and (ii) the type of consumer loan). The standard provision model for consumer loans will come into force in January 2025 with effects on the results of that period. The FMC has indicated that the estimated impact of the application of the new model on the industry would amount to approximately US$454 million. The Bank has estimated higher provisions in the consumer portfolio at about Ch$100 billion. b. Accounting Standards issued by the International Accounting Standard Board. Amendment to IAS 21 to clarify accounting treatment when there is absence of convertibility. This modification, issued on August 15, 2023, contains guidelines for when a currency is interchangeable and how to determine the exchange rate when it is not interchangeable. The modifications include: 1. Specify when a currency is interchangeable with another currency and when it is not. 2. Specify how an entity determines the exchange rate to apply when a currency is not interchangeable. 3. Require disclosure of additional information when a currency is not redeemable. The amendment also includes a new appendix with application guides on interchangeability and a new illustrative example. The modifications are applicable for annual periods beginning on or after January 1, 2025, with early application permitted. At the date of issuance of these Consolidated Interim Financial Statements, this standard has no impact. IFRS 18 – Presentation and Disclosures in Financial Statements. On April 9, 2024, the IASB issued IFRS 18, which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces three sets of new requirements to improve reporting on financial performance and provide a better basis for analyzing and comparing companies: a. Improved Income Statement Comparability b. Greater transparency of management-defined performance measures c. More useful grouping of information in financial statements IFRS 18 is effective for annual accounting periods beginning on or after January 1, 2027, with advance application permitted. The Bank is in the process of analyzing this regulation. IFRS 19 Non-Publicly Accountable Subsidiaries: Information to be disclosed. This regulation specifies the disclosure requirements that would apply to subsidiaries that are not obligated to publish financial accounts, but whose parent produces publicly available consolidated financial statements that comply with IFRS Standards. This rule is applicable for periods beginning on or after January 1, 2027, with early application allowed. The Bank is in the process of analyzing this regulation. Amendment to IFRS9 and IFRS7 - amendment to the Classification and Measurement of Financial Instruments. The modifications are: Derecognition of financial liabilities settled by electronic transfer This amendment allows an entity to consider that a financial liability (or part thereof) that will be settled in cash using an electronic payment system will be written off before the settlement date if the specified criteria are met. An entity that chooses to apply the option of derecognition of accounts would be obliged to apply it to all settlements made through the same electronic payment system. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 43

NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued Classification of financial assets • Contractual terms that are consistent with a basic loan agreement: The amendment provides guidance on how an entity can assess whether the contractual cash flows of a financial asset are consistent with a basic loan agreement. Examples are added to illustrate the changes. • Assets with "non-recourse" characteristics (which is not secured by any particular asset): the amendment improves the description of the term "non-recourse", according to this, a financial asset has non-recourse characteristics if an entity's ultimate right to receive cash flows is contractually limited to cash flows generated by specific assets. • Contractually linked instruments: the amendment clarifies the characteristics of contractually linked instruments that distinguishes them from other transactions. They also note that not all transactions with multiple debt instruments meet the criteria for transactions with multiple contractually linked instruments and provides an example. Disclosures • Investments in equity instruments designated at fair value through other comprehensive income: An entity would be required to disclose the gain or loss on fair value presented in other comprehensive income during the period, showing separately the gain or loss on fair value that relates to investments derecognized in the period and the gain or loss on fair value that relates to investments held at the end of the period. • Contractual Terms That Could Change the Timing or Amount of Contractual Cash Flows: Disclosure of contractual terms that could change the timing or amount of contractual cash flows is required if a contingent event occurs (or does not occur) that does not directly relate to changes in the basic risks and costs of the loan. The requirements apply to each class of financial asset measured at amortized cost or fair value through changes in other comprehensive income and to each class of financial liability measured at amortized cost. The modifications are effective for annual periods beginning on or after January 1, 2026. Early application is allowed. The Bank is in the process of analyzing this regulation. Annual Improvements to IFRS Accounting Standards — Volume 11. This standard, issued on July 18, 2024, by the International Accounting Standards Board (IASB), addresses minor but necessary (non-urgent) amendments to the following five standards: • IFRS 1 – First-time Adoption of International Financial Reporting Standards • IFRS 7 – Financial Instruments: Disclosures • IFRS 9 – Financial Instruments • IFRS 10 – Consolidated Financial Statements • IAS 7 – Statement of Cash Flows The amendments are effective for annual periods beginning on or after 1 January 2026, with earlier application permitted. The Bank is in the process of analyzing this regulation. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 44

NOTE 04 - ACCOUNTING CHANGES As of the date these Interim Consolidated Financial Statements were issued, there were no accounting changes to disclose. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 45

NOTE 05 - SIGNIFICANT EVENTS As of September 30, 2024, the following events have been recorded that in the opinion of the Bank's management are relevant and that have influenced the Bank's operations in the Interim Consolidated Financial Statements. Board of Directors On March 26, 2024, at an ordinary meeting of the Board of Directors, the Board agreed to convene an Ordinary Shareholders' Meeting for April 17, 2024 in order to propose a distribution of profits and payment of dividend of 70% of the accumulated profits as of December 31, 2023, equivalent to Ch$1.84393687 per share and to propose that the remaining 30% of the profits to be used to increase reserves and/or retained earnings. Based on the above, the Bank decided to increase the minimum dividend provision to 70% of accumulated earnings for 2023. Moreover, and within the same matter, it will be proposed to grant powers to the Board of Directors to increase, during the 2024 financial year, the provision for the distribution of dividends above the legal minimum. At the ordinary Board of Directors meeting held on June 25, 2024 and by virtue of the power granted by the last Ordinary Shareholders' Meeting, it was agreed to increase the dividend provision, going from the minimum base of 30% established in the Corporations Act to 60% of the accumulated profits as of June of this year and to apply that same percentage in the future months of 2024. At an ordinary meeting of the Board of Directors held on September 30, 2024, it was agreed to use the power granted at the last Ordinary Shareholders' Meeting to increase the dividends provision up to 70% of the accumulated profits as of September 30, 2024, and apply that same percentage to future months of the year 2024. Nevertheless, this decision will be revised quarterly. Shareholders' Meeting At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 17, 2024, together with the approval of the 2023 annual financial statements, the shareholders agreed to distribute 70% of the net profits for the year ("Profit attributable to the Bank's shareholders"), which amounted to Ch$496,404 million. This represents a dividend of Ch$1.84393687 pesos for each share for a total of Ch$347,483 million. Likewise, it was approved that the remaining 30% of net profits be allocated, in part to increase the Accumulated Earnings of previous years by the amount necessary to meet the next three interest payments of the perpetual bonds for Ch$31,655 million and to increase the Bank's Reserves and Other Retained Earnings by Ch$117,266 million. Additionally, it was also approved to grant powers to the Board of Directors to increase, during the 2024, the provision for the future distribution of dividends to an amount above the legal minimum. Furthermore, PricewaterhouseCoopers Consultores Auditores was approved as external auditors for the 2024 financial year. Subsidiaries and Associated Companies On February 12, 2024, Santander Consumer Finance Limitada announced the signing of a conditional purchase agreement for the automotive loan portfolio of Servicios Financieros Mundo Crédito SpA. On April 1, 2024, the first stage of the agreement was finalized, which includes the purchase of approximately 7,092 operations for approximately Ch$49,455 million, which according to the contract could be subject to subsequent eliminations. As of June 30, 2024, the portfolio acquired from Servicios Financieros Mundo Crédito SpA amounted to Ch$44,557 million with a credit risk loan loss provision of Ch$1,820 million. Subsequently, on July 12, 2024, the second and final stage of the purchase was completed, increasing Santander Consumer Finance Limitada's loan portfolio by Ch$14,636 million. During the months of April and May of this year, Bansa Santander S.A. and Santander Investments Chile Limitada made a series of modifications to the existing financing agreements between them. As a result, the shareholders of Bansa Santander S.A. granted Santander Investments Chile Limitada the authority to appoint one of the three members of its Board of Directors. Consequently, as of May 2024, Santander Consumer Finance Limitada lost control of Bansa Santander S.A. and had to exclude this company from its consolidation scope. By extension, Banco Santander Chile also stopped consolidating Bansa Santander S.A. As of the date of deconsolidation, Bansa Santander S.A. contributed 0.4% of total assets, 0.7% of equity, and 0.4% of the consolidated earnings of Banco Santander Chile. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 46

NOTE 05 - SIGNIFICANT EVENTS, continued Chilean Central Bank obligations On April 1, 2024,, Banco Santander Chile has payment the first maturity of the Credit Facility Lines Conditional to Loan Increase (FCIC) which it had committed to the Central Bank of Chile for Ch$3,331,198 million, using Liquidity Deposits investments (DL) maintained in the aforementioned Central Bank of Chile. On July 1, 2024, Banco Santander Chile paid the second and last maturity of the Credit Facility Lines Conditional to Loan Increase (FCIC), which it had committed to the Central Bank of Chile for Ch$2,850,919 million, using remaining Liquidity Deposits instruments (DL) maintained in the aforementioned Central Bank of Chile. Bond Issuance In 2024, the Bank has registered senior bonds at the FMC for UF 11,000,000. Details of the placements made during the current year are included in Note 22. Series Currency Term Original Issuance rate Annual Issuance Date Issue Amount Maturity Date AA14 UF 5 years 3.30% 12-01-2023 5,000,000 12-01-2028 AA15 UF 4 years 6.20% 10-01-2023 3,000,000 10-01-2027 AA16 UF 2.5 years 3.20% 04-01-2024 3,000,000 10-01-2026 BSTD141223 UF 5 years 3.30% 07-09-2024 2,140,000 12-01-2028 BSTD160424 UF 2.5 years 3.20% 07-05-2024 3,000,000 10-01-2026 BSTD210622 UF 7.5 years 2.75% 07-09-2024 2,165,000 12-01-2029 Other In May 2024, the Ministry of Finance published a debt repurchase schedule for the General Treasury Bonds of the Republic of Chile with the aim of managing debt maturities in the next years, offering new benchmark bonds to investors to support market liquidity, and retiring non-benchmark bonds. During June 2024, the Bank participated in this exchange process for nominal amounts of Ch$4,320 billion of the BTP25, BTU25, BTP26 and BTU26 Bonds that were close to maturity in exchange for BTP27, BTP29 and BTU28 Bonds. On June 18, 2024, Pagonxt Trade S.L., as single shareholder of Pagonxt Trade Chile SpA (special purpose entity "EPE"), agreed to modify the corporate bylaws to change its corporate name to Pago NXT Payments Chile SpA. In September 2024, Ch$36 million was received from the sale of 45 shares of the Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor (Combanc) in accordance with the instructions outlined in the Shareholders' Agreements. As of September 30, 2024, the percentage of participation in this company is 14.27% and will reach 13.72% upon completion of the sale. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 47

NOTE 06 - REPORTING SEGMENT The Bank manages and measures the performance of its operations by business segments. Their reporting is based on the Bank's internal information system for management of the segments established by the Bank. Inter-segment transactions are conducted under normal commercial terms and conditions. Each segment's assets, liabilities, and results include items directly attributable to the segment on which they can be allocated reasonably. A business segment comprises clients to whom a differentiated product offer is directed while being homogeneous in terms of their performance and measured similarly. To achieve the strategic objectives established by senior management and adapt to changing market conditions, the Bank periodically makes adjustments to its organization. These adjustments, in turn, have varying degrees of impact on how the Bank is managed or administered. During 2024, the Bank maintains the general criteria applied in 2023, with the addition of dividing the Retail segment (formerly Individuals and SMEs) between Retail and Wealth Management & Insurance segments. For comparative purposes, the 2023 data has been revised to include these modifications. The Bank comprises the following business segments: Retail It includes individuals and small to middle-sized companies (SMEs) with an annual income of less than UF400,000. This segment offers various services, including consumer loans, credit cards, commercial loans, foreign exchange, mortgage loans, debit cards, current accounts, savings products, and brokerage of mutual fund brokerage, securities and insurance. Additionally, SME clients are offered government-guaranteed loans, leasing and factoring. Wealth Management & Insurance This segment comprises the Insurance and Private Banking businesses, also coordinating the distribution of the different investment products and services to the rest of the Santander Group's Divisions in Chile. Santander Insurance's business offers both personal and business insurance products such as, health, life, travel, savings, personal protection, auto, unemployment, among others. Finally, to high-net-worth clients, Santander Private Banking offers everything from transactional products and services (credits, cards, foreign trade, purchase/sale of shares) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, wealth management and open architecture. Middle-market This segment includes companies with annual sales exceeding 400,000 UF without a cap (for specialized industries in the Metropolitan Region, annual sales exceeding 100,000 UF without a cap). It also encompasses institutional organizations such as universities, government agencies, municipalities, regional governments, and real estate companies undertaking projects for third-party sales, as well as all construction companies with annual sales exceeding 100,000 UF without a cap. A wide range of products is offered to this segment, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Additionally, specialized services are provided to real estate companies for financing primarily residential projects, aiming to increase the sale of mortgage loans. Corporate and Investment Banking (CIB) This segment offers a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance brokerage. This segment services firms with annual sales exceeding EUR 500 million, EBITDA over EUR 150 million, and assets exceeding EUR 1 billion. For financial institutions, the requirement is assets greater than 10 trillion Chilean pesos. This segment incorporates the Treasury Division, which provides sophisticated financial products primarily to companies in the Wholesale Banking and Corporate Banking areas. It includes products such as short-term financing and funding, brokerage services, derivatives, and other solutions tailored to client needs. The Treasury area also manages position intermediation and the proprietary investment portfolio Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 48

NOTE 06 - REPORTING SEGMENT, continued Corporate Activities ('Other') This segment includes Financial Management, which performs the global management of the structural exchange rate position, the structural interest rate risk, and liquidity levels. The latter is managed through the implementation of issuances and other institutional funding mechanisms. Likewise, it also manages capital levels, capital assignment to the different business segments, transfer prices and the cost of financing its own investment portfolio. This usually entails that this segment has a negative contribution to the results. Furthermore, this segment incorporates all intra-segment results and all activities not allocated to a segment or product with customers. This segment includes Financial Management, which is responsible for globally managing the structural foreign exchange position, the structural interest rate risk, the inflation gap, and liquidity levels and risk of the Bank. The latter is addressed through issuances and other funding mechanisms. Additionally, it manages capital levels, allocates capital to each business segment, determines transfer prices, and the cost of funding its own investment portfolio. These activities typically result in a negative contribution to overall results. Furthermore, this segment incorporates all intra-segment results and all activities that are not assigned to a specific segment or customer-related product. The accounting policies of the segments are the same as those described in the breakdown of accounting standards and are customized to meet the Bank's management needs. The Bank's earnings stem mostly from income from interest, commissions, and financial transactions. Accordingly, the highest decision-making authority for each segment relies primarily on interest income, fee income and provision expenses to assess segment performance and thus make decisions on the resource allocation to the segments. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 49

NOTE 06 - REPORTING SEGMENT, continued The tables below show the Bank's balances by business segment as of September 30, 2024, and 2023. As of September 30, 2024 For the period of 9 months until September 30, 2024 Loans and receivables from clients (1) Demand and time deposits (2) Net interest and adjustment income Net fee income Net gains on financial transacti ons (3) Provisions Support Expenses (4) Other op.income and expenses (5) Net income before taxes Income tax Net income Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Segments Retail 31,381,805 12,696,809 1,163,757 334,441 43,651 (368,388) (540,626) (31,320) 601,515 (162,408) 439,107 Wealth Management & insurance 779,686 2,667,785 45,684 17,914 2,127 (2,913) (25,095) 2,064 39,781 (10,741) 29,040 Middle-Market 5,785,185 3,947,778 233,337 32,847 14,765 (22,833) (33,072) 248 225,292 (60,829) 164,463 CIB 2,072,876 7,989,297 179,260 40,862 139,185 (3,752) (69,887) (243) 285,425 (77,065) 208,360 Corporate Activity & others 305,049 2,315,417 (324,457) (17,745) (19,248) 4,366 (11,439) (38,544) (407,067) 156,907 (250,160) Totals 40,324,601 29,617,086 1,297,581 408,319 180,480 (393,520) (680,119) (67,795) 744,946 (154,136) 590,810 (1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions (2) Includes deposits, demand liabilities, and other time deposits. (3) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss). (4) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization. (5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies. As of December 31, 2023 For the period of 9 months until September 30, 2023 Loans and receivables from clients (1) Demand and time deposits (2) Net interest and adjustment income Net fee income Net gains on financial transacti ons (3) Provisions Support Expenses (4) Other op.income and expenses (5) Net income before taxes Income tax Net income Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Segments Retail 31,072,731 13,487,482 1,095,954 295,579 38,061 (338,807) (524,173) 17,238 583,852 (157,640) 426,212 Wealth Management & insurance 729,012 2,095,310 41,409 16,875 2,229 (1,648) (22,324) 2,669 39,210 (10,587) 28,623 Middle-Market 6,026,504 3,808,484 235,152 27,147 15,695 (17,616) (30,805) 124 229,697 (62,018) 167,679 CIB 3,089,036 8,275,044 184,705 35,919 140,101 5,558 (64,010) 752 303,025 (81,817) 221,208 Corporate Activity & others (105,397) 2,009,448 (815,067) 11,886 47,458 231 (10,285) (17,965) (783,742) 274,258 (509,484) Totals 40,811,886 29,675,768 742,153 387,406 243,544 (352,282) (651,597) 2,818 372,042 (37,804) 334,238 (1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions (2) Includes deposits, demand liabilities, and other time deposits. (3) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss). (4) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization. (5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 50

NOTE 06 - REPORTING SEGMENT, continued As of September 30, 2024 For the quarter ended September 30, 2024 Loans and receivables from clients (1) Demand and time deposits (2) Net interest and adjustment income Net fee income Net gains on financial transacti ons (3) Provisions Support Expenses (4) Other op.income and expenses (5) Net income before taxes Income tax Net income Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Segments Retail 31,381,805 12,696,809 398,128 123,665 15,661 (128,622) (194,968) (8,341) 205,523 (55,490) 150,033 Wealth Management & insurance 779,686 2,667,785 15,889 5,494 677 517 (10,903) 214 11,888 (3,210) 8,678 Middle-Market 5,785,185 3,947,778 77,189 11,803 4,548 (10,596) (9,857) 396 73,483 (19,841) 53,642 CIB 2,072,876 7,989,297 55,890 14,783 49,712 1,069 (25,523) (977) 94,954 (25,638) 69,316 Corporate Activity & others 305,049 2,315,417 (69,964) (9,449) 1,501 1,388 10,568 (13,420) (79,376) 44,822 (34,554) Totals 40,324,601 29,617,086 477,132 146,296 72,099 (136,244) (230,683) (22,128) 306,472 (59,357) 247,115 (1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions (2) Includes deposits, demand liabilities, and other time deposits. (3) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss). (4) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization. (5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies. As of December 31, 2023 For the quarter ended September 30, 2023 Loans and receivables from clients (1) Demand and time deposits (2) Net interest and adjustment income Net fee income Net gains on financial transacti ons (3) Provisions Support Expenses (4) Other op.income and expenses (5) Net income before taxes Income tax Net income Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Segments Retail 31,072,731 13,487,482 375,675 100,184 12,302 (108,840) (177,284) 4,328 206,365 (55,719) 150,646 Wealth Management & insurance 729,012 2,095,310 13,593 6,741 699 (295) (7,386) 576 13,928 (3,761) 10,167 Middle-Market 6,026,504 3,808,484 77,407 8,741 5,301 (10,186) (10,657) 113 70,719 (19,094) 51,625 CIB 3,089,036 8,275,044 59,545 11,408 42,964 2,070 (21,674) 357 94,670 (25,561) 69,109 Corporate Activity & others (105,397) 2,009,448 (315,059) (5,524) 19,940 (3,444) (3,091) (3,608) (310,786) 90,855 (219,931) Totals 40,811,886 29,675,768 211,161 121,550 81,206 (120,695) (220,092) 1,766 74,896 (13,280) 61,616 (1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions (2) Includes deposits, demand liabilities, and other time deposits. (3) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss). (4) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization. (5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 51

NOTE 07 - CASH AND CASH EQUIVALENTS 1. The detail of the balances included under cash and deposits in banks is as follows: As of September 30, As of December 31, 2024 2023 MM$ MM$ Cash and deposits in banks Cash 1,360,379 1,198,568 Deposits in the Central Bank of Chile 111,198 654,883 Deposits in foreign central banks - - Deposits in domestic banks 2,720 1,128 Deposits foreign banks 420,039 868,703 Subtotal cash and deposits with banks 1,894,336 2,723,282 Cash items in collection process 53,493 37,442 Other cash equivalents - - Total cash and cash equivalents 1,947,829 2,760,724 The level of funds in cash and at the Central Bank of Chile complies with regulations regarding reserve requirements and technical reserves that the Bank must maintain as an average over monthly periods, although these funds are immediately available. 2. Operations in the process of settlement: Cash items in the collection process are transactions in which only the settlement— that will increase or decrease the funds at the Central Bank or abroad – is pending. This process usually happens within the next 24 to 48 working hours following the transaction. These operations are presented as follows: As of September 30, As of December 31, 2024 2023 MM$ MM$ Assets Documents held by other banks (document to be cleared) 101,379 85,467 Funds to be received 772,974 727,057 Subtotal 874,353 812,524 Liabilities Funds to be paid 820,860 775,082 Subtotal 820,860 775,082 Cash items in collection process 53,493 37,442 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 52

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT AND LOSS As of September 30, 2024, and December 31, 2023, the Bank holds the following portfolio of financial assets held for trading at fair value through profit or loss: Fair value As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Financial derivatives contracts     Forwards 1,096,305 1,262,688 Swaps 9,881,635 8,848,051 Call options 2,702 4,100 Put options 3,457 4,647 Future - - Other - - Subtotal 10,984,099 10,119,486 Debt financial instruments   Instruments of the Chilean Central Bank and Government 462,009 98,308 Other debt financial instruments issued in the country 5,835 - Debt financial instruments issued abroad - - Subtotal 467,844 98,308 Other financial instruments   Mutual Fund Investments - - Equity instruments - - Loans originated and purchased by the entity - - Other - - Subtotal - - Total 11,451,943 10,217,794 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 53

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT AND LOSS, continued Details of financial derivative contracts as of September 30, 2024, and December 31, 2023 , are as follows: As of September 30, 2024 Notional On Up to Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than Total Fair value demand 1 month 5 years   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial derivatives contracts               Currency forwards - 16,191,271 11,933,966 12,843,501 6,490,617 621,547 1,170,562 49,251,464 1,096,305 Interest rate swaps - 8,520,488 11,606,475 14,184,317 20,022,145 8,670,783 17,708,930 80,713,138 1,899,568 Currency and interest rate swaps - 1,058,153 2,382,236 11,046,643 25,442,808 13,091,914 23,595,820 76,617,574 7,982,067 Currency call options - 60,298 68,476 89,754 16,449 - - 234,977 2,702 Call interest rate options - - - - - - - - - Put currency options - 101,589 46,284 75,957 1,952 - - 225,782 3,457 Put interest rate options - - - - - - - - - Interest rate futures - - - - - - - - - Other derivatives - - - - - - - - - Total -  25,931,799 26,037,437 38,240,172 51,973,971 22,384,244 42,475,312 207,042,935 10,984,099 As of December 31, 2023 Notional On Up to Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than Total Fair value demand 1 month 5 years   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial derivatives contracts                 Currency forwards - 15,867,609 12,888,002 14,222,043 4,911,114 684,394 1,086,568 49,659,730 1,262,688 Interest rate swaps - 5,619,676 18,456,733 20,257,077 18,590,489 7,833,406 14,063,652 84,821,033 2,342,464 Currency and interest rate swaps - 2,244,387 5,046,413 19,143,224 45,796,932 18,911,629 45,822,348 136,964,933 6,505,587 Currency call options - 44,358 100,886 84,331 - - - 229,575 4,100 Call interest rate options - - - - - - - - - Put currency options - 212,940 114,990 54,949 6,558 - - 389,437 4,647 Put interest rate options - - - - - - - - - Interest rate futures - - - - - - - - - Other derivatives - - - - - - - - - Total -  23,988,970 36,607,024 53,761,624 69,305,093 27,429,429 60,972,568 272,064,708 10,119,486 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023 Interim Consolidated Financial Statements September 2024 / Banco Santander-Chile 54

NOTE 09 - FINANCIAL ASSETS NOT FOR TRADING MANDATORILY AT FAIR VALUE THROUGH PROFIT AND LOSS The Bank has no assets classified in this category. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME Financial assets at fair value through other comprehensive income correspond to: Financial assets at fair value through other comprehensive income As of September 30, As of December 31, 2024 2023 Debt financial instruments Ch$mn Ch$mn Instruments of the Chilean Central Bank and Government Debt financial instruments of the Central Bank of Chile - 2,286,541 Bonds and promissory notes of the General Treasury of the Republic 1,953,714 737,705 Other fiscal debt financial instruments 321 454 Subtotal 1,954,035 3,024,700 Under repurchase agreement 615,338 362,893 Other debt financial instruments issued in the country Debt financial instruments of other banks in the country 5,518 6,656 Bonds and bills of exchange of domestic companies - - Other debt financial instruments issued in the country - - Subtotal 5,518 6,656 Under repurchase agreement - 77 Debt financial instruments issued abroad Debt financial instruments of foreign central banks - - Debt financial instruments of foreign governments and fiscal entities abroad 1,085,372 1,238,866 Debt financial instruments of other banks abroad - - Bonds and bills of exchange of companies abroad - - Other debt financial instruments issued abroad 314,306 265,803 Subtotal 1,399,678 1,504,669 Under repurchase agreement - - Other financial instruments Loans originated and purchased by the entity Interbank loans - - Commercial loans 38,140 105,257 Mortgage loans - - Consumer loans - - Other - - Subtotal 38,140 105,257 TOTAL 3,397,371 4,641,282 In debt financial instruments, the category "Instruments of the Chilean Central Bank and Government" includes instruments that are held to guarantee margins for derivative operations through Comder Contraparte Central S.A., amounting to Ch$176,000 million and Ch$224,680 million as of September 30, 2024, and December 31, 2023, respectively. In debt financial instruments, the category "Other debt financial instruments issued abroad" includes instruments that are held to guarantee margins for derivative operations through the London Clearing House (LCH), amounting to Ch$44,871 million and Ch$71,705 as of September 30, 2024, and December 31, 2023, respectively. Additionally, to comply with the initial margin requirements specified by the European Market Infrastructure Regulation (EMIR), instruments are held as collateral with Euroclear, amounting to Ch$540,247 million and Ch$564,020 million as of September 30, 2024, and December 31, 2023, respectively. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued Provisions for credit risk for debt financial instruments, amounted to Ch$545 million and Ch$787 million as of September 30, 2024, and December 31, 2023, , respectively. Provisions for credit risk on commercial loans amounted to Ch$70 and Ch$125 as of September 30, 2024, and December 31, 2023, respectively. As of September 30, 2024, and December 31, 2023, fair value changes from debt financial instruments and commercial loans are considered as Other Accumulated Comprehensive Income for: As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Unrealized profit (loss) (72,720) (89,748) Attributable to equity holders (74,421) (91,596) Attributable to non-controlling interest 1,701 1,848 Debt financial instruments generated the following gross realized gains and losses on the sale of instruments. There are no sales of commercial loans at fair value with effects in other comprehensive income: As of September 30, 2024 2023   Ch$mn Ch$mn Sales of available-for-sale investments that generate realized profit 2,650,229 215,093 Profit incurred 8,126 11 Sales of available-for-sale investments that generate realized loss 1,171,889 383,025 Loss incurred 54,793 42,510 The movement of expected credit loss as of September 30, 2024 is as follows: Debt financial instruments Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2024 787 - - 787 Newly acquired assets 2,176 - - 2,176 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets recognized (excluding charge-offs) (2,419) - - (2,419) Change in measurement without portfolio reclassifying during the period 1 - - 1 Sale or assignment of instruments - - - - Adjustment for changes and other - - - - As of September 30, 2024 545 - - 545 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued Commercial loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2024 125 - - 125 New assets originated 24 - - 24 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets derecognized (excluding charge-offs) (29) - - (29) Change in measurement without portfolio reclassifying during the period (50) - - (50) Sale or assignment of loans - - - - Adjustment for changes and other - - - - As of September 30, 2024 70 - - 70 The movement of expected credit loss as of December 31, 2023 is as follows: Debt financial instruments Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2023 877 - - 877 Newly acquired assets 9,051 - - 9,051 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets derecognised (excluding charge-offs) (9,174) - - (9,174) Change in measurement without portfolio reclassifying during the period 33 - - 33 Sale or assignment of instruments - - - - Adjustment for changes and other - - - - As of December 31, 2023 787 - - 787 Commercial loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2023 326 - - 326 New assets originated 162 - - 162 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets derecognized (excluding charge-offs) (313) - - (313) Change in measurement without portfolio reclassifying during the period (50) - - (50) Sale or assignment of loans - - - - Adjustment for changes and other - - - - As of December 31, 2023 125 - - 125 The Bank assessed those instruments with unrealized loss as of September 30, 2024 and concluded they were not impaired. This review assessed the economic drivers of any decline, the securities' issuer credit ratings and the Bank's intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank considers there are no significant or prolonged declines or changes in credit risk to cause impairment in its investment portfolio. Most of these instruments' fair value decline was caused by market conditions that the Bank considers temporary. All instruments with unrealized loss as of September 30, 2024 , were not in a continuous unrealized loss position for over one year. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued The following table shows debt instruments and commercial loans at fair value through other comprehensive income, including accumulated unrealized gains and losses as of September 30, 2024, and December 31, 2023: As of September 30, 2024 Amortized Fair Unrealized Unrealized cost value profit loss   Ch$mn Ch$mn Ch$mn Ch$mn Instruments of the Chilean Central Bank and Government Debt financial instruments of the Central Bank of Chile - - - Bonds and promissory notes of the General Treasury of the Republic 2,021,692 1,953,714 19,329 (87,307) Other fiscal debt financial instruments 320 321 1 Subtotal 2,022,012 1,954,035 19,330 (87,307) Other debt financial instruments issued in the country Debt financial instruments of other banks in the country 5,521 5,518 15 (18) Bonds and bills of exchange of domestic companies - - Other debt financial instruments issued in the country - - Subtotal 5,521 5,518 15 (18) Debt financial instruments of foreign central banks Debt financial instruments of foreign governments and fiscal entities abroad - - Debt financial instruments of other banks abroad 1,088,137 1,085,372 4,887 (7,652) Bonds and bills of exchange of companies abroad - - Other debt financial instruments issued abroad 320,742 314,306 12,869 (19,305) Subtotal 1,408,879 1,399,678 17,756 (26,957) Loans originated and purchased by the entity Commercial loans 37,121 38,140 - 1,019 Subtotal 37,121 38,140 - 1,019 Total 3,473,533 3,397,371 37,101 (113,263) Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued As of December 31, 2023 Amortized Fair Unrealized Unrealized cost value profit loss   Ch$mn Ch$mn Ch$mn Ch$mn Instruments of the Chilean Central Bank and Government Debt financial instruments of the Central Bank of Chile 2,286,208 2,286,541 417 (84) Bonds and promissory notes of the General Treasury of the Republic 801,738 737,705 24,466 (88,499) Other fiscal debt financial instruments 444 454 10 - Subtotal 3,088,390 3,024,700 24,893 (88,583) Other debt financial instruments issued in the country Debt financial instruments of other banks in the country 7,858 6,656 23 (1,225) Bonds and bills of exchange of domestic companies - - - - Other debt financial instruments issued in the country - - - - Subtotal 7,858 6,656 23 (1,225) Deft financial instruments of foreign central banks Debt financial instruments of foreign governments and fiscal entities abroad 1,264,768 1,238,866 18,330 (44,232) Debt financial instruments of other banks abroad - - - - Bonds and bills of exchange of companies abroad - - - - Other debt financial instruments issued abroad 260,401 265,803 6,966 (1,564) Subtotal 1,525,169 1,504,669 25,296 (45,796) Loans originated and purchased by the entity Commercial loans 109,613 105,257 - (4,356) Subtotal 109,613 105,257 - (4,356) Total 4,731,030 4,641,282 50,212 (139,960) Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING As of September 30, 2024, and December 31, 2023, the Bank holds the following portfolio of fair value hedging and cash flow hedge derivatives:   As of September 30, 2024       Notional amount Fair value On Up to Between 1 month Between 3 months Between 1 year Between 3 years More than 5 demand 1 month and 3 months and 1 year and 3 years and 5 years years Total Assets Liabilities Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Fair value hedge derivatives                 Currency forwards - - - - - - - - - - Interest rate swaps - - - 279,490 2,872,535 543,000 358,980 4,054,005 32,885 93,170 Currency and interest rate swaps - 400,453 2,465,003 3,325,731 1,104,925 1,551,033 8,847,145 288,026 310,975 Currency call options - - - - - - - - - - Call interest rate options - - - - - - - - - - Put currency options - - - - - - - - - - Put interest rate options - - - - - - - - - - Interest rate futures - - - - - - - - - - Other derivatives - - - - - - - - - - Subtotal - - 400,453 2,744,493 6,198,266 1,647,925 1,910,013 12,901,150 320,911 404,145 Cash flow hedge derivatives Currency forwards - 390,391 161,541 503,469 - - - 1,055,401 211 43,988 Interest rate swaps - - - - - - - - - - Currency and interest rate swaps - 396,786 1,224,626 4,834,129 7,328,076 909,836 1,144,101 15,837,554 148,106 650,955 Currency call options - - - - - - - - - - Call interest rate options - - - - - - - - - - Put currency options - - - - - - - - - - Put interest rate options - - - - - - - - - - Interest rate futures - - - - - - - - - - Other derivatives - - - - - - - - - - Subtotal - 787,177 1,386,167 5,337,598 7,328,076 909,836 1,144,101 16,892,955 148,317 694,943 Total - 787,177 1,786,620 8,082,091 13,526,342 2,557,761 3,054,114 29,794,105 469,228 1,099,088 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued   As of December 31, 2023       Notional amount Fair value On Up to Between 1 month Between 3 months Between 1 year Between 3 years More than 5 demand 1 month and 3 months and 1 year and 3 years and 5 years years Total Assets Liabilities Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Fair value hedge derivatives                 Currency forwards - - - - - - - - - - Interest rate swaps - 12,562 3,656,708 2,971,608 2,219,138 349,780 612,115 9,821,911 96,729 1,319,275 Currency and interest rate swaps - 87,445 216,904 902,332 4,075,196 497,502 1,764,227 7,543,606 251,810 174,041 Currency call options - - - - - - - - - - Call interest rate options - - - - - - - - - - Put currency options - - - - - - - - - - Put interest rate options - - - - - - - - - - Interest rate futures - - - - - - - - - - Other derivatives - - - - - - - - - - Subtotal - 100,007 3,873,612 3,873,940 6,294,334 847,282 2,376,342 17,365,517 348,539 1,493,316 Cash flow hedge derivatives Currency forwards - 43,242 177,000 2,207,656 8,745 - - 2,436,643 5,539 64,624 Interest rate swaps - - - - - - - - - - Currency and interest rate swaps - 459,517 1,144,579 5,286,020 6,210,538 1,205,343 1,676,266 15,982,263 251,451 908,827 Currency call options - - - - - - - - - - Call interest rate options - - - - - - - - - - Put currency options - - - - - - - - - - Put interest rate options - - - - - - - - - - Interest rate futures - - - - - - - - - - Other derivatives - - - - - - - - - - Subtotal - 502,759 1,321,579 7,493,676 6,219,283 1,205,343 1,676,266 18,418,906 256,990 973,451 Total - 602,766 5,195,191 11,367,616 12,513,617 2,052,625 4,052,608 35,784,423 605,529 2,466,767 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued 1. Micro-hedge accounting Fair value micro-hedges The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to cover its exposure to changes in the hedged item's fair value attributable to the interest rate. These hedging instruments change the effective cost of long-term issues from a fixed to a floating interest rate. The following is a notional breakdown of hedged items and hedging instruments under fair value hedges, effective as of September 30, 2024, and December 31, 2023 separated by their term to maturity:   As of September 30, 2024 On Up to Between 1 month Between 3 months Between 1 year Between 3 years More than 5 Totaldemand 1 month and 3 months and 1 year and 3 years and 5 years years     Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item Loans and receivables from clients Commercial loans - - - 130,130 - - - 130,130 Investment instruments at FVOCI Chile Sovereign bond - - - - - - 344,031 344,031 Mortgage bills - - - - - - - - US Treasury bonds - - - 179,490 269,235 - - 448,725 Bonds of the General Treasury of the Republic - - - 290,000 204,603 - 494,603 Bonds of the Central Bank of Chile - - - - - - - - Deposits and other time equivalents Time deposits - - 210,900 478,699 - - 689,599 Issued debt instruments Current or senior bonds - - 189,553 1,401,165 1,190,612 220,695 493,300 3,495,325 Subordinated Bonds - - - 189,553 331,133 520,686 Interbank borrowing Interbank loans   - - - - - 455,009 Loans from the Central Bank of Chile - - - - - - - Total   - - 400,453 2,644,493 1,939,400 425,298 1,168,464 6,578,108 Hedging instrument Currency and interest rate swaps - - 400,453 2,465,003 1,366,865 282,298 809,484 5,324,103 Forwards - - - 179,490 572,535 143,000 358,980 1,254,005 Total - - 400,453 2,644,493 1,939,400 425,298 1,168,464 6,578,108 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued   As of December 31, 2023 On Up to Between 1 month Between 3 months Between 1 year Between 3 years More than 5 Total demand 1 month and 3 months and 1 year and 3 years and 5 years years     Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn   Hedged item Loans and receivables from clients Commercial loans - - - - - - - - Investment instruments at FVOCI Chile Sovereign bond - - - - - - 301,803 301,803 Mortgage bills - - - - - - - - US Treasury bonds - - - - 655,838 349,780 262,335 1,267,953 Bonds of the General Treasury of the Republic - - - - - - 50,795 50,795 Bonds of the Central Bank of Chile - - - - - - - - Deposits and other time equivalents: Time deposits - 12,562 27,708 92,160 - - - 132,430 Issued debt instruments Current or senior bonds - - 91,973 882,779 2,262,976 497,502 696,941 4,432,171 Subordinated Bonds - 87,445 - - 183,946 - 505,998 777,389 Interbank borrowing Interbank loans   - - - - - - - - Loans from the Central Bank of Chile - - 3,229,001 2,849,001 - - - 6,078,002 Total   - 100,007 3,448,682 3,823,940 3,102,760 847,282 1,817,872 13,140,543 Hedging instrument Currency and interest rate swaps - 87,445 91,973 902,331 2,433,621 497,502 1,205,760 5,218,632 Forwards - 12,562 3,356,709 2,921,609 669,139 349,780 612,112 7,921,911 Total - 100,007 3,448,682 3,823,940 3,102,760 847,282 1,817,872 13,140,543 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued Cash flow micro-hedging The Bank uses cross-currency swaps to hedge the risk of the variability of cash flows attributable to changes in the interest rate of bonds and interbank loans issued at floating rates and to hedge foreign currency fluctuations, mainly in US dollars. In addition, it uses both forward and cross-currency swaps to hedge the inflation risk on certain items. The following are the notional amounts of the hedged item as of September 30, 2024, and December 31, 2023, , and the period in which the flows will occur:   As of September 30, 2024 On Up to Between 1 month Between 3 months Between 1 year Between 3 years More than 5 demand 1 month and 3 months and 1 year and 3 years and 5 years years Total     Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item Loans and receivables at amortized cost Mortgage loans - 190,372 1,067,571 3,544,492 5,596,158 337,368 728,128 11,464,089 Investment instruments at FVOCI Chile Sovereign bond - - - - - - - - Bonds of the Central Bank of Chile - - - - - - - - Bonds of the General Treasury of the Republic - - - - - - 191,905 191,905 Deposits and other time equivalents: Time deposits - - - 72,693 - - - 72,693 Issued debt instruments: Current or senior bonds - - - 341,193 - - - 341,193 Subordinated Bonds - 53,847 44,872 489,027 906,263 392,977 224,068 2,111,054 Interbank borrowing: Interbank loans   - 542,958 273,724 890,193 825,655 179,491 - 2,712,021 Total   - 787,177 1,386,167 5,337,598 7,328,076 909,836 1,144,101 16,892,955 Hedging instrument Currency and interest rate swaps - 396,786 1,224,626 4,834,129 7,328,076 909,836 1,144,101 15,837,554 Forwards   - 390,391 161,541 503,469 - - - 1,055,401 Total   - 787,177 1,386,167 5,337,598 7,328,076 909,836 1,144,101 16,892,955 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued   As of December 31, 2023 On Up to Between 1 month Between 3 months Between 1 year Between 3 years More than 5 demand 1 month and 3 months and 1 year and 3 years and 5 years years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item Loans and receivables at amortized cost Mortgage loans - 232,909 596,597 3,889,412 4,192,353 766,685 1,077,483 10,755,439 Investment instruments at FVOCI Chile Sovereign bond - - - - - - - - Bonds of the Central Bank of Chile - - - - - - - - Bonds of the General Treasury of the Republic - - - - 492,370 - 191,905 684,275 Deposits and other time equivalents Time deposits - - 21,861 392,453 8,744 - - 423,058 Issued debt instruments: Current or senior bonds - - - - 331,104 - - 331,104 Subordinated Bonds - 269,850 124,236 549,555 893,024 263,768 406,878 2,507,311 Interbank borrowing Interbank loans - - 578,885 2,662,256 301,688 174,890 - 3,717,719 Total - 502,759 1,321,579 7,493,676 6,219,283 1,205,343 1,676,266 18,418,906 Hedging instrument Currency and interest rate swaps - 459,518 1,144,579 5,286,018 6,210,539 1,205,343 1,676,266 15,982,263 Forwards - 43,241 177,000 2,207,658 8,744 - - 2,436,643 Total - 502,759 1,321,579 7,493,676 6,219,283 1,205,343 1,676,266 18,418,906 i. Projection of flows by interest rate risk The estimation of the periods in which flows are expected is presented below:   As of September 30, 2024   On Up to Between 1 month Between 3 months Between 1 year Between 3 years More than 5 demand 1 month and 3 months and 1 year and 3 years and 5 years years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item Inflows - - - 558 - - - 558 Outflows - (40,473) (17,910) (47,604) (56,689) (4,432) (2,492) (169,600) Net flows - (40,473) (17,910) (47,046) (56,689) (4,432) (2,492) (169,042) Hedging instrument Inflows - - - (558) - - - (558) Outflows (*) - 40,473 17,910 47,604 56,689 4,432 2,492 169,600 Net flows - 40,473 17,910 47,046 56,689 4,432 2,492 169,042 (*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued   As of December 31, 2023 On Up to Between 1 month Between 3 months Between 1 year Between 3 years More than 5 Total demand 1 month and 3 months and 1 year and 3 years and 5 years years   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item Inflows - - - - - - - - Outflows - (7,483) (13,555) (68,956) (39,724) (7,913) (2,980) (140,611) Net flows - (7,483) (13,555) (68,956) (39,724) (7,913) (2,980) (140,611) Hedging instrument Inflows - - - - - - - - Outflows (*) - 7,483 13,555 68,956 39,724 7,913 2,980 140,611 Net flows - 7,483 13,555 68,956 39,724 7,913 2,980 140,611 (*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk. ii. Projection of cash flows by inflation risk   As of September 30, 2024 On Up to Between 1 month Between 3 months Between 1 year Between 3 years More than 5 demand 1 month and 3 months and 1 year and 3 years and 5 years years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item           Inflows - 20,828 340,935 608,040 644,602 95,679 320,287 2,030,371 Outflows - (54,885) (4,519) (37,439) (51,285) (50,058) - (198,186) Net flows - (34,057) 336,416 570,601 593,317 45,621 320,287 1,832,185 Hedging instrument Inflows - 54,885 4,519 37,439 51,285 50,058 - 198,186 Outflows - (20,828) (340,935) (608,040) (644,602) (95,679) (320,287) (2,030,371) Net flows - 34,057 (336,416) (570,601) (593,317) (45,621) (320,287) (1,832,185)   As of December 31, 2023   On Up to Between 1 month Between 3 months Between 1 year Between 3 years More than 5 demand 1 month and 3 months and 1 year and 3 years and 5 years years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item           Inflows - 23,515 91,152 302,604 72,206 19,206 33,221 541,904 Outflows - (78,300) (379,379) (784,238) (552,738) (49,350) (39,017) (1,883,022) Net flows - (54,785) (288,227) (481,634) (480,532) (30,144) (5,796) (1,341,118) Hedging instrument Inflows - 78,300 379,379 784,238 552,738 49,350 39,017 1,883,022 Outflows - (23,515) (91,152) (302,604) (72,206) (19,206) (33,221) (541,904) Net flows - 54,785 288,227 481,634 480,532 30,144 5,796 1,341,118 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued iii. Projection of cash flows by exchange rate risk   As of September 30, 2024   On Up to Between 1 month Between 3 months Between 1 year Between 3 years More than 5 Total demand 1 month and 3 months and 1 year and 3 years and 5 years years   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item           Inflows - - - - - - - - Outflows - (418,065) (167,367) (403,462) (5,585) (2,525) - (997,004) Net flows - (418,065) (167,367) (403,462) (5,585) (2,525) - (997,004) Hedging instrument Inflows - - - - - - - - Outflows - 418,065 167,367 403,462 5,585 2,525 - 997,004 Net flows - 418,065 167,367 403,462 5,585 2,525 - 997,004   As of December 31, 2023   On Up to Between 1 month Between 3 months Between 1 year Between 3 years More than 5 demand 1 month and 3 months and 1 year and 3 years and 5 years years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item           Inflows - - - - - - - - Outflows - (30,629) (168,812) (1,992,343) (22,684) (3,212) - (2,217,680) Net flows - (30,629) (168,812) (1,992,343) (22,684) (3,212) - (2,217,680) Hedging instrument Inflows - - - - - - - - Outflows - 30,629 168,812 1,992,343 22,684 3,212 - 2,217,680 Net flows - 30,629 168,812 1,992,343 22,684 3,212 - 2,217,680 2. Effect on other comprehensive income The valuation generated by those hedging instruments used in cash flow hedges whose effect was recorded in the Interim Consolidated Statements of Changes in Equity, specifically within 'Other Accumulated Comprehensive Income', in cash flow hedges, is presented as follows: As of September 30, As of December 31, Hedged item 2024 2023 Ch$mn Ch$mn Interbank borrowing (17,702) (10,675) Time deposits and other term equivalents 29 516 Issued debt instruments 3,363 (9,684) Debt instruments at FVOCI (5,635) (4,235) Loans and receivables at amortized cost (51,535) 108,494 Total (71,480) 84,416 Considering that the variable flows of both the hedged item and the hedging instrument are mirrors of each other, the hedges are close to 100% efficient. This entails that all variations in value attributable to components of the hedged risk are almost fully netted. During the period, the Bank did not record any forecasted future transactions within its cash flow hedge accounting portfolio. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued 3. Effect on results The result generated by the cash flow derivatives whose effect was transferred from other comprehensive income into the results for the period is presented below: As of September 30, As of December 31, Hedged item 2024 2023 Ch$mn Ch$mn Bond hedge derivatives 585 817 Interbank loans hedge derivatives (3,575) (4,775) Mortgage loans hedge derivatives (25,280) (36,154) Cash flow hedge net income(*) (28,270) (40,112) (*) See Note 28 'Equity', letter f. 4. Net investment hedges in foreign operations As of September 30, 2024, and December 31, 2023, the Bank does not have net investment hedges in foreign operations within its hedge accounting portfolio. 5. Fair value macro-hedges The Bank has macro-hedges for loans and receivables from clients, specifically for the mortgage and commercial loan portfolios. The details are presented below:   Notional amount       On Up to Between 1 month Between 3 months Between 1 year Between 3 years More than 5 As of September 30, 2024 demand 1 month and 3 months and 1 year and 3 years and 5 years years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item Loans and receivables at amortized cost: Mortgage loans - - - - - - 377,928 377,928 Commercial loans - - 100,000 4,258,866 1,222,627 363,621 5,945,114 TOTAL - - - 100,000 4,258,866 1,222,627 741,549 6,323,042 Hedging instrument Currency and interest rate swaps - - - - 1,958,866 822,627 741,549 3,523,042 Interest rate swaps - - - 100,000 2,300,000 400,000 - 2,800,000 TOTAL - - - 100,000 4,258,866 1,222,627 741,549 6,323,042 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued   Notional amount       On Up to Between 1 month Between 3 months Between 1 year Between 3 years More than 5 As of December 31, 2023 demand 1 month and 3 months and 1 year and 3 years and 5 years years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item Loans and receivables at amortized cost Mortgage loans – – – – – – 377,928 377,928 Commercial loans – – 424,930 50,000 3,191,574 – 180,542 3,847,046 TOTAL – – 424,930 50,000 3,191,574 – 558,470 4,224,974 Hedging instrument Currency and interest rate swaps – – 124,930 – 1,641,574 – 558,470 2,324,974 Interest rate swaps – – 300,000 50,000 1,550,000 – – 1,900,000 TOTAL – – 424,930 50,000 3,191,574 – 558,470 4,224,974 As of September 30, 2024, and December 31, 2023, Ch$280,205 million and Ch$160,370 million, respectively, are presented under 'other assets' for the mark-to-market valuation of the net assets or liabilities hedged in a macro hedge (Note 19). Al September 30, 2024, and December 31, 2023, Ch$46,050 million and Ch$68,781 million, respectively, are presented under 'other liabilities' for the mark-to-market valuation of hedged liabilities in a macro hedge (Note 27). Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST The composition and balances as of September 30, 2024, and December 31, 2023, of financial assets at amortized cost are as follows:   As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Financial assets at amortized cost     Rights under repurchase and securities lending agreements Transactions with domestic banks - - Transactions with foreign banks - - Transactions with other local entities 164,504 - Transactions with other foreign entities - - Accrued impairment on rights under repurchase agreements and securities lending agreements (45) - Subtotal 164,459 - Debt financial instruments Instruments of the Chilean Central Bank and Government 4,784,614 8,178,624 Accrued impairment on debt financial instruments (993) (1,729) Subtotal 4,783,621 8,176,895 Interbank loans Foreign banks 2,129 68,440 Provisions for loans to foreign banks (3) (114) Subtotal 2,126 68,326 Loans and receivables from clients Commercial loans 17,009,401 18,071,657 Commercial loans 12,919,458 13,236,437 Foreign trade loans 1,735,136 1,942,677 Current account debtors 130,907 143,743 Credit card debtors 140,539 138,217 Factoring transactions 839,171 1,020,573 Commercial leasing transactions 1,114,947 1,238,977 Student loans 40,528 47,084 Other loans and receivables 88,715 303,949 Mortgage loans 17,576,585 17,073,439 Mortgage loans with letters of credit 130 474 Endorsable mortgage loans 554 1,082 Mortgage bond-financed loans 86,871 90,760 Other mutual mortgage loans 17,411,124 16,905,990 Financial leasing transactions for housing - - Other loans and receivables 77,906 75,133 Consumer loans 5,736,486 5,598,350 Consumer loans in installments 3,798,764 3,708,884 Current account debtors 145,575 150,954 Credit card debtors 1,790,019 1,735,789 Consumer finance leasing transactions 1,607 2,082 Other loans and receivables 521 641 Provisions established for credit risk (1,199,369) (1,153,989) Provisions for commercial loans (691,584) (670,232) Provisions for mortgage loans (155,945) (148,381) Provisions for consumer loans (351,840) (335,376) Subtotal 39,123,103 39,589,457 Total Financial Assets at amortized cost 44,073,309 47,834,678 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued a. Rights under repurchase and securities lending agreements As of September 30, 2024, and December 31, 2023 , the composition of Rights under repurchase and securities lending agreements is as follows: Al 30 de junio de 2024 Al 31 de diciembre de 2023 Vista Hasta 1 mes Más de 1 mes hasta 3 meses Totales Vista Hasta 1 mes Más de 1 mes hasta 3 meses Totales MM$ MM$ MM$ MM$ MM$ MM$ MM$ MM$ Operaciones con otras entidades en el país Contratos de retrocompra – 85,135 79,369 164,504 – – – – Obligaciones por préstamos de valores – – – – – – – – Totales – 85,135 79,369 164,504 – – – – b. Debt financial instruments As of September 30, 2024, and December 31, 2023, the composition of debt financial instruments is as follows:   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Instruments of the Chilean Central Bank and Government   Debt financial instruments of the Central Bank of Chile - 3,392,609 Bonds and promissory notes of the General Treasury of the Republic 4,784,614 4,786,015 Other fiscal debt financial instruments - - Subtotal 4,784,614 8,178,624 Other debt financial instruments issued in the country Debt financial instruments of other banks in the country - - Bonds and bills of exchange of domestic companies - - Other debt financial instruments issued in the country - - Subtotal - - Debt financial instruments issued abroad Debt financial instruments of foreign central banks - - Debt financial instruments of foreign governments and fiscal entities abroad - - Debt financial instruments of other banks abroad - - Bonds and bills of exchange of companies abroad - - Other debt financial instruments issued abroad - - Subtotal - - Accrued impairment on debt financial instruments (993) (1,729) Subtotal (993) (1,729) Total 4,783,621 8,176,895 This portfolio has no instruments sold to clients and financial institutions under repurchase agreements. Provisions for credit risk amounted to Ch$993 million and Ch$1,729 million as of September 30, 2024, and December 31, 2023, , respectively. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued Analysis of changes in the impairment value as of September 30, 2024, and December 31, 2023, is as follows:   Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balances as of January 1, 2024 1,729 - - 1,729 Change in measurement without portfolio reclassifying during the period (305) - - (305) Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - New assets originated 1,190 - - 1,190 Termination due to maturity (1,621) - - (1,621) Paid loans - - - - Other changes in provisions - - - - Balance as of September 30, 2024 993 - - 993   Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balances as of January 1, 2023 894 - - 894 Change in measurement without portfolio reclassifying during the period 151 - - 151 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - New assets originated 706 - - 706 Termination due to maturity (22) - - (22) Paid loans - - - - Other changes in provisions - - - - Balance as of December 31, 2023 1,729 - - 1,729 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued c. Interbank loans As of September 30, 2024, and December 31, 2023, the detail of amounts owed to banks is as follows: Interbank loans As of September 30, 2024 (In Ch$mn) Financial assets before provisions Established provisions Normal portfolio Substandard Portfolio Non-performing portfolio Total Normal portfolio Substandard Portfolio Impaired portfolio Total Net financial assetsIndividual Individual Individual Individual Individual Individual Assessment Assessment Assessment Assessment Assessment Assessment Banks in the country Interbank liquidity loans - - - - - - - - - Commercial interbank loans - - - - - - - - - Current account overdrafts - - - - - - - - - Foreign trade loans Chilean exports - - - - - - - - - Foreign trade loans Chilean imports - - - - - - - - - Foreign trade loans between third countries - - - - - - - - - Non-transferable deposits in domestic bank - - - - - - - - - Other loans with domestic banks - - - - - - - - - Foreign banks Interbank liquidity loans - - - - - - - - - Commercial interbank loans - - - - - - - - - Current account overdrafts - - - - - - - - - Foreign trade loans Chilean exports 2,129 - - 2,129 3 - - 3 2,126 Foreign trade loans Chilean imports - - - - - - - - - Foreign trade loans between third countries - - - - - - - - - Current account deposits with banks abroad for derivative transactions - - - - - - - - - Other non-transferable deposits with banks abroad - - - - - - - - - Other loans with foreign banks - - - - - - - - - Subtotal domestic and foreign banks 2,129 - - 2,129 3 - - 3 2,126 Central Bank of Chile Current account deposits for derivatives transactions with a central counterparty - - - - - - - - - Other unavailable deposits - - - - - - - - - Other loans - - - - - - - - - Foreign central banks - - - - - - - - - Current account deposits for derivatives transactions with a central counterparty - - - - - - - - - Other unavailable deposits - - - - - - - - - Other loans - - - - - - - - - Subtotal Central Bank of Chile and foreign central banks - - - - - - - - - TOTAL 2,129 - - 2,129 3 - - 3 2,126 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued Interbank loans As of December 31, 2023 (In Ch$mn) Financial assets before provisions Established provisions Normal portfolio Substandard Portfolio Non-performing portfolio Total Normal portfolio Substandard Portfolio Impaired portfolio Total Net financial assetsIndividual Individual Individual Individual Individual Individual Assessment Assessment Assessment Assessment Assessment Assessment Banks in the country Interbank liquidity loans - - - - - - - - - Commercial interbank loans - - - - - - - - - Current account overdrafts - - - - - - - - - Foreign trade loans Chilean exports - - - - - - - - - Foreign trade loans Chilean imports - - - - - - - - - Foreign trade loans between third countries - - - - - - - - - Non-transferable deposits in domestic bank - - - - - - - - - Other loans with domestic banks - - - - - - - - - Foreign banks Interbank liquidity loans - - - - - - - - - Commercial interbank loans - - - - - - - - - Current account overdrafts - - - - - - - - - Foreign trade loans Chilean exports 68,440 - - 68,440 114 - - 114 68,326 Foreign trade loans Chilean imports - - - - - - - - - Foreign trade loans between third countries - - - - - - - - - Current account deposits with banks abroad for derivative transactions - - - - - - - - - Other non-transferable deposits with banks abroad - - - - - - - - - Other loans with foreign banks - - - - - - - - - Subtotal domestic and foreign banks 68,440 - - 68,440 114 - - 114 68,326 Central Bank of Chile Current account deposits for derivatives transactions with a central counterparty - - - - - - - - - Other unavailable deposits - - - - - - - - - Other loans - - - - - - - - - Foreign central banks - - - - - - - - - Current account deposits for derivatives transactions with a central counterparty - - - - - - - - - Other unavailable deposits - - - - - - - - - Other loans - - - - - - - - - Subtotal Central Bank of Chile and foreign central banks - - - - - - - - - TOTAL 68,440 - - 68,440 114 - - 114 68,326 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued d. Loans and receivables from clients The balances of Loans and receivables from clients as of September 30, 2024, and December 31, 2023, are as follows: Loans and receivables As of September 30, 2024 (In Ch$mn) Financial assets before provisions Total Established provisions Subtotal Deductible FOGAPE Covid-19 guarantees Total Net financial assets Normal portfolio Substandard Portfolio Impaired portfolio Normal portfolio Substandard Portfolio Impaired portfolio Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Commercial loans Commercial loans 6,524,455 4,318,943 947,733 686,373 441,954 12,919,458 62,382 61,255 24,861 235,515 163,363 547,376 5,246 552,622 12,366,836 Foreign trade loans Chilean exports 843,734 11,182 55,584 16,319 1,521 928,340 15,071 362 3,885 9,479 903 29,700 – 29,700 898,640 Foreign trade loans Chilean imports 706,445 61,062 22,863 12,707 2,612 805,689 16,986 1,631 1,724 9,988 1,447 31,776 – 31,776 773,913 Foreign trade loans between third countries 1,107 – – – – 1,107 9 – – – – 9 – 9 1,098 Current account debtors 72,119 40,835 7,942 1,720 8,291 130,907 1,415 1,285 951 827 5,192 9,670 – 9,670 121,237 Credit card debtors 29,810 96,746 2,281 1,000 10,702 140,539 788 2,946 288 468 6,868 11,358 – 11,358 129,181 Factoring transactions 791,110 27,946 8,679 5,638 5,798 839,171 8,460 541 1,091 4,839 3,733 18,664 – 18,664 820,507 Commercial leasing transactions 787,753 166,286 99,034 51,669 10,205 1,114,947 3,389 2,730 1,939 6,375 6,763 21,196 18 21,214 1,093,733 Student loans – 30,453 – – 10,075 40,528 – 767 – – 2,294 3,061 – 3,061 37,467 Other loans and receivables 5,275 65,045 917 10,628 6,850 88,715 70 1,578 94 8,945 2,823 13,510 – 13,510 75,205 Subtotal 9,761,808 4,818,498 1,145,033 786,054 498,008 17,009,401 108,570 73,095 34,833 276,436 193,386 686,320 5,264 691,584 16,317,817 Mortgage loans Loans with mortgage finance – 98 – – 32 130 – – – – 3 3 – 3 127 Endorsable mortgage mutual loans – 459 – – 95 554 – 1 – – 7 8 – 8 546 Mortgage bond-financed loans – 82,524 – – 4,347 86,871 – 130 – – 337 467 – 467 86,404 Other mutual mortgage loans – 16,554,857 – – 856,267 17,411,124 – 33,674 – – 120,219 153,893 – 153,893 17,257,231 Financial leasing transaction for housing – – – – – – – – – – – – – – – Other loans and receivables – 68,666 – – 9,240 77,906 – 218 – – 1,356 1,574 – 1,574 76,332 Subtotal – 16,706,604 – – 869,981 17,576,585 – 34,023 – – 121,922 155,945 – 155,945 17,420,640 Consumer loans Consumer loans in installments – 3,540,308 – – 258,456 3,798,764 – 114,319 – – 151,059 265,378 – 265,378 3,533,386 Current account debtors – 136,064 – – 9,511 145,575 – 6,281 – – 7,063 13,344 – 13,344 132,231 Credit card debtors – 1,755,914 – – 34,105 1,790,019 – 46,727 – – 25,972 72,699 – 72,699 1,717,320 Consumer finance leasing transactions – 1,574 – – 33 1,607 – 23 – – 29 52 – 52 1,555 Other loans and receivables – 13 – – 508 521 – 2 – – 365 367 – 367 154 Subtotal – 5,433,873 – – 302,613 5,736,486 – 167,352 – – 184,488 351,840 – 351,840 5,384,646 TOTAL 9,761,808 26,958,975 1,145,033 786,054 1,670,602 40,322,472 108,570 274,470 34,833 276,436 499,796 1,194,105 5,264 1,199,369 39,123,103 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued Loans and receivables As of December 31, 2023 (In Ch$mn) Financial assets before provisions Total Established provisions Subtotal Deductible FOGAPE Covid-19 guarantees Total Net financial assets Normal portfolio Substandard Portfolio Impaired portfolio Normal portfolio Substandard Portfolio Impaired portfolio Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Commercial loans Commercial loans 7,253,814 4,147,369 815,900 630,709 388,645 13,236,437 47,897 54,048 22,228 221,489 179,198 524,860 10,143 535,003 12,701,434 Foreign trade loans Chilean exports 1,048,157 10,206 36,345 17,098 1,090 1,112,896 14,596 402 2,444 9,329 694 27,465 - 27,465 1,085,431 Foreign trade loans Chilean imports 756,372 48,973 9,926 11,748 1,484 828,503 14,241 1,276 1,499 5,446 974 23,436 - 23,436 805,067 Foreign trade loans between third countries 1,278 - - - - 1,278 77 - - - - 77 - 77 1,201 Current account debtors 86,922 33,646 12,436 2,630 8,109 143,743 1,424 981 957 1,493 6,107 10,962 - 10,962 132,781 Credit card debtors 31,424 92,497 2,640 1,396 10,260 138,217 834 2,866 322 664 7,939 12,625 - 12,625 125,592 Factoring transactions 956,600 40,109 14,968 2,998 5,898 1,020,573 9,293 738 1,496 1,676 5,898 19,101 - 19,101 1,001,472 Commercial leasing transactions 877,731 176,260 116,374 59,404 9,208 1,238,977 4,295 3,940 1,684 7,706 5,482 23,107 27 23,134 1,215,843 Student loans - 36,755 - - 10,329 47,084 - 1,199 - - 2,483 3,682 - 3,682 43,402 Other loans and receivables 4,548 281,631 276 12,064 5,430 303,949 73 2,701 28 9,389 2,556 14,747 - 14,747 289,202 Subtotal 11,016,846 4,867,446 1,008,865 738,047 440,453 18,071,657 92,730 68,151 30,658 257,192 211,331 660,062 10,170 670,232 17,401,425 Mortgage loans Loans with mortgage finance - 420 - - 54 474 - 1 - - 15 16 - 16 458 Endorsable mortgage mutual loans - 967 - - 115 1,082 - 2 - - 31 33 - 33 1,049 Mortgage bond-financed loans - 88,135 - - 2,625 90,760 - 147 - - 210 357 - 357 90,403 Other mutual mortgage loans - 16,278,272 - - 627,718 16,905,990 - 31,992 - - 114,002 145,994 - 145,994 16,759,996 Financial leasing transaction for housing - - - - - - - - - - - - - - - Other loans and receivables - 70,145 - - 4,988 75,133 - 208 - - 1,773 1,981 - 1,981 73,152 Subtotal - 16,437,939 - - 635,500 17,073,439 - 32,350 - - 116,031 148,381 - 148,381 16,925,058 Consumer loans Consumer loans in installments - 3,475,418 - - 233,466 3,708,884 - 118,769 - - 134,795 253,564 - 253,564 3,455,320 Current account debtors - 142,220 - - 8,734 150,954 - 6,594 - - 6,435 13,029 - 13,029 137,925 Credit card debtors - 1,702,555 - - 33,234 1,735,789 - 43,937 - - 24,389 68,326 - 68,326 1,667,463 Consumer finance leasing transactions - 2,053 - - 29 2,082 - 23 - - 20 43 - 43 2,039 Other loans and receivables - 104 - - 537 641 - 22 - - 392 414 - 414 227 Subtotal - 5,322,350 - - 276,000 5,598,350 - 169,345 - - 166,031 335,376 - 335,376 5,262,974 TOTAL 11,016,846 26,627,735 1,008,865 738,047 1,351,953 40,743,446 92,730 269,846 30,658 257,192 493,393 1,143,819 10,170 1,153,989 39,589,457 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued e. Contingent loans Contingent loan balances as of September 30, 2024, and December 31, 2023, are as follows: Credit risk exposure from contingent loans As of September 30, 2024 (In Ch$mn) Contingent loan exposure before provisions Total Established provisions Total Net contingent loan risk exposure Normal portfolio Substandard Portfolio Impaired portfolio Normal portfolio Substandard Portfolio Impaired portfolio Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Personal guarantees 384,386 6,061 46,783 - - 437,230 2,495 169 2,793 - - 5,457 431,773 Letter of credits of merchandise traffic operations 61,901 251 110 - - 62,262 407 7 7 - - 421 61,841 Foreign debt purchase commitments in local currencies - - - - - - - - - - - - - Transactions related to contingent events 823,760 22,533 40,328 8,629 1,011 896,261 10,567 508 1,731 4,487 575 17,868 878,393 Unrestricted prompt cancel credit lines 244,020 834,311 2,011 914 12,780 1,094,036 1,323 5,489 129 396 8,236 15,573 1,078,463 Unrestricted credit lines - - - - - - - - Other irrevocable credit commitments 136,403 7 136,410 983 2 - - - 985 135,425 Other contingent loans - - - - - - - - - - - - - Credit risk exposure from contingent loans As of December 31, 2023 (In Ch$mn) Contingent loan exposure before provisions Total Established provisions Total Net contingent loan risk exposure Normal portfolio Substandard Portfolio Impaired portfolio Normal portfolio Substandard Portfolio Impaired portfolio Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Personal guarantees 471,645 569 21,758 131 - 494,103 2,363 14 2,859 118 - 5,354 488,749 Letter of credits of merchandise traffic operations 51,410 57 1,032 - - 52,499 696 3 178 - - 877 51,622 Foreign debt purchase commitments in local currencies - - - - - - - - - - - - - Transactions related to contingent events 745,220 22,668 48,488 7,517 1,241 825,134 9,454 508 2,521 4,950 978 18,411 806,723 Unrestricted prompt cancel credit lines 221,456 781,434 2,240 781 10,251 1,016,162 1,197 5,255 204 247 6,843 13,746 1,002,416 Unrestricted credit lines - - - - - - - - Other irrevocable credit commitments 146,859 166,768 313,627 1,290 604 - - - 1,894 311,733 Other contingent loans - - - - - - - - - - - - - Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued f. Breakdown of movement in established provisions - Interbank loans A summary of the movements of established provisions for Interbank loans, as of September 30, 2024, and December 31, 2023 , is as follows: Summary of movement in established for credit risk portfolio during the period As of September 30, 2024 (In Ch$mn) Movement in established provisions by portfolio for the period Individual assessment Normal Substandard Impaired Total Portfolio Portfolio portfolio Balance as of January 1, 2024 114 - - 114 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: - - - - Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]: - - - - Individual Normal to Substandard - - - - Individual Normal to Individual Impaired - - - - Substandard to Individual Impaired - - - - Substandard to Individual Normal - - - - Individual Impaired to Substandard - - - - Individual Impaired to Individual Normal - - - - New loans originated 80 - - 80 New loans due to translation from contingent to loan - - - - New loans purchased - - - - Sale or assignment of loans - - - - Release due to loan payment (191) - - (191) Provision application for charge-offs - - - - Recovery of impaired loans - - - - Exchange rate difference - - - - Other changes in provisions - - - - Balance as of September 30, 2024 3 - - 3 Summary of movement in established for credit risk portfolio during the period As of December 31, 2023 (In Ch$mn) Movement in established provisions by portfolio for the period Individual assessment Normal Substandard Impaired Total Portfolio Portfolio portfolio Balance as of January 1, 2023 36 - - 36 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: - - - - Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]: - - - - Individual Normal to Substandard - - - - Individual Normal to Individual Impaired - - - - Substandard to Individual Impaired - - - - Substandard to Individual Normal - - - - Individual Impaired to Substandard - - - - Individual Impaired to Individual Normal - - - - New loans originated 334 - - 334 New loans due to translation from contingent to loan - - - - New loans purchased - - - - Sale or assignment of loans - - - - Release due to loan payment (256) - - (256) Provision application for charge-offs - - - - Recovery of impaired loans - - - - Exchange rate difference - - - - Other changes in provisions - - - - Balance as of December 31, 2023 114 - - 114 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued g. Breakdown of movement in established provisions - Commercial Loans A summary of the movements of established provisions for Commercial Loans, as of September 30, 2024, and December 31, 2023 , is as follows: Summary of movement in established provisions for credit risk portfolio during the period As of September 30, 2024 (In Ch$mn) Movement in established provisions by portfolio for the period Normal portfolio Substandard Portfolio Impaired portfolio Subtotal Deductible FOGAPE Covid-19 guarantees TotalAssessment Assessment Individual Group Individual Group Commercial loans Balance as of January 1, 2024 92,730 68,151 30,658 257,192 211,331 660,062 10,170 670,232 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: 24,762 78,673 15,997 42,140 66,443 228,015 29 228,044 Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]: Individual Normal to Substandard (6,004) – 10,205 – – 4,201 107 4,308 Individual Normal to Individual Impaired (6) – – 2 – (4) – (4) Substandard to Individual Impaired – – (10,515) 22,276 – 11,761 – 11,761 Substandard to Individual Normal 996 – (1,980) – – (984) 58 (926) Individual Impaired to Substandard – – 239 (729) – (490) – (490) Individual Impaired to Individual Normal 6 – – (3) – 3 – 3 Group normal to Group Impaired – (25,412) – – 57,361 31,949 192 32,141 Group Impaired to Group normal – 1,253 – – (17,177) (15,924) 13 (15,911) Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired) 3,482 – (517) (142) – 2,823 – 2,823 Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired) (4) (1,218) – – 49 (1,173) 85 (1,088) New loans originated 177,856 35,389 – – – 213,245 25 213,270 New loans due to translation from contingent to loan 565 1,021 – – – 1,586 – 1,586 New loans purchased – 36 – – – 36 – 36 Sale or assignment of loans (735) – – – – (735) – (735) Release due to loan payment (186,102) (84,579) (9,640) (115,024) (215,367) (610,712) (5,415) (616,127) Provision application for charge-offs – – – 69,217 91,846 161,063 – 161,063 Recovery of impaired loans – – – – – – – – Changes in models and methodologies – – – – – – – – Exchange rate difference 1,024 49 386 1,507 81 3,047 – 3,047 Other changes in provisions – (268) – – (1,181) (1,449) – (1,449) Balance as of September 30, 2024 108,570 73,095 34,833 276,436 193,386 686,320 5,264 691,584 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued Summary of movement in established provisions for credit risk portfolio during the period As of December 31, 2023 (In Ch$mn) Movement in established provisions by portfolio for the period Normal portfolio Substandard Portfolio Impaired portfolio Subtotal Deductible FOGAPE Covid-19 guarantees TotalAssessment Assessment Individual Group Individual Group Commercial loans Balance as of January 1, 2023 97,070 81,181 36,420 220,089 186,830 621,590 19,424 641,014 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: 24,830 90,379 61,364 221,874 96,613 495,060 641 495,701 Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]: Individual Normal to Substandard (6,891) - 11,253 - - 4,362 336 4,698 Individual Normal to Individual Impaired (366) - - 366 - - - - Substandard to Individual Impaired - - (21,539) 43,413 - 21,874 1 21,875 Substandard to Individual Normal 2,895 - (4,939) - - (2,044) 215 (1,829) Individual Impaired to Substandard - - 1,758 (5,968) - (4,210) - (4,210) Individual Impaired to Individual Normal - - - - - - - - Group normal to Group Impaired - (33,354) - - 77,175 43,821 501 44,322 Group Impaired to Group normal - 2,804 - - (29,099) (26,295) 48 (26,247) Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired) 1,413 - (820) 90 - 683 523 1,206 Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired) (20) (534) - - - (554) 104 (450) New loans originated 222,233 31,317 - - - 253,550 110 253,660 New loans due to translation from contingent to loan 725 1,393 266 24 37 2,445 - 2,445 New loans purchased - - - - - - - - Sale or assignment of loans - - - - - - - - Release due to loan payment (250,389) (104,890) (53,645) (212,920) (83,635) (705,479) (11,733) (717,212) Provision application for charge-offs - - - (11,554) (38,718) (50,272) - (50,272) Recovery of impaired loans - - - - - - - - Changes in models and methodologies - - - - - - - - Exchange rate difference 1,215 69 615 1,798 152 3,849 - 3,849 Other changes in provisions 15 (214) (75) (20) 1,976 1,682 - 1,682 Balance as of December 31, 2023 92,730 68,151 30,658 257,192 211,331 660,062 10,170 670,232 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued h. Breakdown of movement in established provisions – Residential Mortgage loans A summary of the movements of established provisions for Residential Mortgage loans, as of September 30, 2024, and December 31, 2023 , is as follows: Summary of movement in established provisions for credit risk portfolio during the period As of September 30, 2024 (In Ch$mn) Movement in established provisions by portfolio for the period Group Assessment Total Normal Portfolio Impaired portfolio Residential Mortgage loans Balance as of January 1, 2024 32,350 116,031 148,381 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: 39,677 69,062 108,739 Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]: Group normal to group impaired (7,126) 31,901 24,775 Group impaired to Group normal 730 (7,459) (6,729) New loans originated 1,192 1,192 New loans purchased - - Sale or assignment of loans - - Release due to loan payment (32,800) (118,590) (151,390) Provision application for charge-offs 30,977 30,977 Recovery of impaired loans - - - Changes in models and methodologies - - - Exchange rate difference - - - Other changes in provisions - - - Balance as of September 30, 2024 34,023 121,922 155,945 Summary of movement in established provisions for credit risk portfolio during the period As of December 31, 2023 (In Ch$mn) Movement in established provisions by portfolio for the period Group Assessment Total Normal Portfolio Impaired portfolio Residential Mortgage loans Balance as of January 1, 2023 29,593 76,998 106,591 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: 56,713 81,071 137,784 Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]: Group normal to group impaired (7,532) 37,468 29,936 Group impaired to Group normal 1,340 (12,653) (11,313) New loans originated 1,903 - 1,903 New loans purchased - - - Sale or assignment of loans - - - Release due to loan payment (48,524) (54,819) (103,343) Provision application for charge-offs (128) (12,030) (12,158) Recovery of impaired loans - - - Changes in models and methodologies - - - Exchange rate difference - - - Other changes in provisions (1,015) (4) (1,019) Balance as of December 31, 2023 32,350 116,031 148,381 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued i. Breakdown of movement of established provisions - Consumer loan A summary of the movements of established provisions for Consumer loans, as of September 30, 2024, and December 31, 2023, is as follows: Summary of movement in established provisions for credit risk portfolio during the period As of September 30, 2024 (In Ch$mn) Movement in established provisions by portfolio for the period Group Assessment TotalNormal portfolio Impaired portfolio Consumer loans Balance as of January 1, 2024 169,345 166,031 335,376 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: 248,906 130,026 378,932 Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]: Group normal to Group impaired (60,465) 187,222 126,757 Group impaired to Group normal 7,095 (27,099) (20,004) New loans originated 76,319 76,319 New loans due to translation from contingent to loan 10,127 - 10,127 New loans purchased 1,577 - 1,577 Sale or assignment of loans - - - Release due to loan payment (280,660) (522,489) (803,149) Provision application for charge-offs 264,293 264,293 Recovery of impaired loans - - - Changes in models and methodologies - - - Exchange rate difference 25 3 28 Other changes in provisions (4,917) (13,499) (18,416) Balance as of September 30, 2024 167,352 184,488 351,840 Summary of movement in established provisions for credit risk portfolio during the period As of December 31, 2023 (In Ch$mn) Movement in established provisions by portfolio for the period Group Assessment Total Normal portfolio Impaired portfolio Consumer loans Balance as of January 1, 2023 168,119 120,800 288,919 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: 336,524 189,727 526,251 Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]: Group normal to Group impaired (84,419) 231,425 147,006 Group impaired to Group normal 13,658 (30,556) (16,898) New loans originated 82,396 - 82,396 New loans due to translation from contingent to loan 14,261 680 14,941 New loans purchased - - - Sale or assignment of loans - - - Release due to loan payment (359,563) (244,231) (603,794) Provision application for charge-offs (2,576) (101,828) (104,404) Recovery of impaired loans - - - Changes in models and methodologies - - - Exchange rate difference 29 5 34 Other changes in provisions 916 9 925 Balance as of December 31, 2023 169,345 166,031 335,376 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued j. Breakdown of movement in established provisions - Contingent loans A summary of the movements of established provisions for Contingent loans, as of September 30, 2024, and December 31, 2023,, is as follows: Summary of movement in provisions established for credit risk portfolio during the period As of September 30, 2024 (In Ch$mn) Movement in established provisions by portfolio for the period Normal portfolio Substandard Portfolio Impaired portfolio TotalAssessment Assessment Individual Group Individual Group Contingent loan exposure Balance as of January 1, 2024 14,999 6,381 5,763 5,315 7,824 40,282 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: 2,468 6,865 1,069 1,952 2,225 14,579 Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]: Individual Normal to Substandard (205) - 361 - - 156 Individual Normal to Individual Impaired - - - - - - Substandard to Individual Impaired - - (1,336) 6,636 - 5,300 Substandard to Individual Normal 124 - (293) - - (169) Individual Impaired to Substandard - - 1 (3) - (2) Individual Impaired to Individual Normal - - - (4) - (4) Group Normal to Group Impaired - (157) - - 8,658 8,501 Group Impaired to Group Normal - 8 - - (3,016) (3,008) Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired) 33 - (7) (2) - 24 Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired) - 73 - - - 73 New contingent loans granted 13,191 2,679 - - - 15,870 Release due to loan payment (14,962) (9,928) (998) (9,034) (7,334) (42,256) Contingent loans from translation to loans 21 196 6 2 414 639 Changes in models and methodologies - - - - - - Exchange rate difference 104 43 98 20 43 308 Other changes in provisions - 11 - - - 11 Balance as of September 30, 2024 15,773 6,171 4,664 4,882 8,814 40,304 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued Summary of movement in provisions established for credit risk portfolio during the period As of December 31, 2023 (In Ch$mn) Movement in established provisions by portfolio for the period Normal portfolio Substandard Portfolio Impaired portfolio TotalAssessment Assessment Individual Group Individual Group Contingent loan exposure Balance as of January 1, 2023 15,036 6,137 8,873 4,377 3,546 37,969 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: 3,108 9,638 6,965 1,784 6,849 28,344 Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]: Individual Normal to Substandard (967) - 1,536 - - 569 Individual Normal to Individual Impaired (1) - - 1 - - Substandard to Individual Impaired - - (525) 2,172 - 1,647 Substandard to Individual Normal 257 - (384) - - (127) Individual Impaired to Substandard - - 43 (186) - (143) Individual Impaired to Individual Normal - - - (1) - (1) Group Normal to Group Impaired - (261) - - 10,021 9,760 Group Impaired to Group Normal - 39 - - (3,077) (3,038) Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired) 67 - (47) (2) - 18 Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired) - (81) - - - (81) New contingent loans granted 17,897 3,690 - - - 21,587 Release due to loan payment (21,038) (13,228) (10,620) (2,917) (9,923) (57,726) Contingent loans from translation to loans 36 383 8 23 293 743 Changes in models and methodologies - - - - - - Exchange rate difference 200 54 (92) 2 114 278 Other changes in provisions 404 10 6 62 1 483 Balance as of December 31, 2023 14,999 6,381 5,763 5,315 7,824 40,282 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued k. Concentration of loans by economic activity The breakdown of loans by economic activity as of September 30, 2024, and December 31, 2023, is as follows: Composition of economic activity for loans, contingent loan exposure and accrued provision As of September 30, 2024 (In Ch$mn) Loans and contingent loan exposures Established provisions Loans Total Loans TotalDomestic Loans Foreign loans Domestic Loans Foreign loans Interbank loans - 2,129 2,129 - 3 3 Commercial loans Agriculture and livestock 583,355 2 583,357 25,339 - 25,339 Fruit Cultivation 587,911 1,384 589,295 38,133 3 38,136 Forestry 145,032 - 145,032 9,173 - 9,173 Fishing 363,624 - 363,624 12,024 - 12,024 Mining 306,435 - 306,435 6,336 - 6,336 Oil and natural gas 8,250 - 8,250 128 - 128 Manufacturing Food, beverages and tobacco 347,603 7 347,610 11,470 - 11,470 Textile, leather and footwear 73,978 653 74,631 4,545 1 4,546 Wood and furniture 90,869 - 90,869 3,290 - 3,290 Pulp, paper and printing 62,765 1 62,766 2,694 - 2,694 Chemicals and oil products 90,766 - 90,766 2,674 - 2,674 Metallic, non-metallic, machinery, or other 370,236 - 370,236 13,385 - 13,385 Other 234,563 - 234,563 10,690 - 10,690 Electricity, gas and water 752,268 - 752,268 6,300 - 6,300 Housing construction 198,329 - 198,329 9,925 - 9,925 Non-housing construction (office, civil works) 589,376 7 589,383 21,555 2 21,557 Wholesale commerce 1,714,176 10,382 1,724,558 122,387 103 122,490 Retail trade, restaurants and hotels 1,504,871 107 1,504,978 70,952 5 70,957 Transport and storage 716,810 45,289 762,099 26,355 99 26,454 Telecommunications 416,920 1 416,921 10,812 - 10,812 Financial services 436,676 - 436,676 5,136 - 5,136 Business services - - - - - - Real estate services 2,460,072 - 2,460,072 57,025 - 57,025 Student Loans - - - - - - Public administration, defense and police - - - - - - Social and other communal services 4,896,198 485 4,896,683 221,034 9 221,043 Personal services - - - - Subtotal 16,951,083 58,318 17,009,401 691,362 222 691,584 Residential Mortgage loans 17,572,642 3,943 17,576,585 155,911 34 155,945 Consumer loans 5,735,103 1,383 5,736,486 351,592 248 351,840 Contingent loan exposure 2,578,716 47,483 2,626,199 40,203 101 40,304 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued Composition of economic activity for loans, contingent loan exposure and accrued provision As of December 31, 2023 (In Ch$mn) Loans and contingent loan exposures Established provisions Loans Total Loans TotalDomestic Loans Foreign loans Domestic Loans Foreign loans Interbank loans - 68,440 68,440 - 114 114 Commercial loans Agriculture and livestock 623,473 - 623,473 31,394 - 31,394 Fruit Cultivation 646,609 1,876 648,485 37,637 4 37,641 Forestry 139,523 - 139,523 9,361 - 9,361 Fishing 313,396 - 313,396 10,953 - 10,953 Mining 241,799 - 241,799 4,950 - 4,950 Oil and natural gas 3,536 - 3,536 115 - 115 Manufacturing Food, beverages and tobacco 341,837 - 341,837 12,671 - 12,671 Textile, leather and footwear 77,092 749 77,841 4,714 67 4,781 Wood and furniture 88,188 - 88,188 2,258 - 2,258 Pulp, paper and printing 75,732 2 75,734 3,514 - 3,514 Chemicals and oil products 112,504 - 112,504 2,342 - 2,342 Metallic, non-metallic, machinery, or other 354,907 - 354,907 17,372 - 17,372 Other 233,382 88 233,470 11,528 - Electricity, gas and water 926,342 - 926,342 6,963 - 6,963 Housing construction 216,613 - 216,613 14,659 - 14,659 Non-housing construction (office, civil works) 549,205 1,155 550,360 31,160 506 31,666 Wholesale commerce 1,689,351 11,436 1,700,787 118,030 50 118,080 Retail trade, restaurants and hotels 1,663,719 1,164 1,664,883 62,482 6 62,488 Transport and storage 712,522 44,985 757,507 29,081 100 29,181 Telecommunications 406,382 71 406,453 6,688 6 6,694 Financial services 510,794 - 510,794 5,006 - 5,006 Business services - - - - - - Real estate services 2,623,778 4,691 2,628,469 49,956 10 49,966 Student Loans - - - - - - Public administration, defense and police - - - - - - Social and other communal services 5,453,197 1,559 5,454,756 196,629 20 196,649 Personal services - - - - - - Subtotal 18,003,881 67,776 18,071,657 669,463 769 670,232 Residential Mortgage loans 17,069,639 3,800 17,073,439 148,374 7 148,381 Consumer loans 5,596,882 1,468 5,598,350 335,241 135 335,376 Contingent loan exposure 2,585,936 115,589 2,701,525 40,048 234 40,282 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued l. Residential mortgage loans and their provisions by the range of outstanding loan principal over the value of the mortgage collateral (LTV) and days past due, respectively: Residential mortgage loans and their provisions as of September 30, 2024, and December 31, 2023, are as follows: As of September 30, 2024 Loan / Collateral Value (%) Residential Mortgage loans (Ch$mn) Provisions established for Residential Mortgage Loans (Ch$mn) Days past due at the end of the period Days past due at the end of the period 0 1 to 29 30 to 59 60 to 89 >= 90 Total 0 1 to 29 30 to 59 60 to 89 >= 90 Total LTV <= 40% 1,540,124 10,194 32,437 19,581 29,630 1,631,966 2,756 145 907 939 4,112 8,859 40% < LTV <= 80% 13,058,688 38,466 339,836 205,056 332,473 13,974,519 34,826 884 10,704 10,438 64,245 121,097 80% < LTV <= 90% 1,590,414 366 37,506 26,728 47,218 1,702,232 6,728 66 1,535 1,578 11,330 21,237 LTV > 90% 247,321 98 8,182 3,396 8,871 267,868 1,656 9 442 240 2,405 4,752 Total 16,436,547 49,124 417,961 254,761 418,192 17,576,585 45,966 1,104 13,588 13,195 82,092 155,945 As of December 31, 2023 Loan / Collateral Value (%) Residential Mortgage loans (Ch$mn) Provisions established for Residential Mortgage Loans (Ch$mn) Days past due at the end of the period Days past due at the end of the period 0 1 to 29 30 to 59 60 to 89 >= 90 Total 0 1 to 29 30 to 59 60 to 89 >= 90 Total LTV <= 40% 1,448,210 34,125 17,376 3,300 23,037 1,526,048 2,282 781 707 151 7,636 11,557 40% < LTV <= 80% 12,760,843 319,652 190,336 14,712 240,577 13,526,120 28,845 9,159 8,743 758 68,877 116,382 80% < LTV <= 90% 1,683,903 38,720 24,823 – 33,314 1,780,760 5,792 1,516 1,300 – 8,272 16,880 LTV > 90% 226,806 5,843 2,366 50 5,446 240,511 1,287 308 165 8 1,794 3,562 Total 16,119,762 398,340 234,901 18,062 302,374 17,073,439 38,206 11,764 10,915 917 86,579 148,381 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued m. Interbank commercial loans and their provisions established by classification category The distribution of provisions by classification category for interbank and commercial loans as of September 30, 2024, and December 31, 2023, are as follows: Distribution of provisions by classification category for interbank and commercial loans as of September 30, 2024 (in Ch$mn) Interbank loans and commercial loans payable to the bank Total  Dedu ctible provi sion for FOGA PE Covid -19 guara ntees Assessment Individual Group Normal portfolio Substandard Portfolio Impaired portfolio Total Norm al Impai red Total A1 A2 A3 A4 A5 A6 Subtot al B1 B2 B3 B4 Subtot al C1 C2 C3 C4 C5 C6 Subtot al portf olio Portf olio Interbank loans   Interbank liquidity loans - - - - - - - - - - - - - - - - - - - - - - - - - Commercial interbank loans - - - - - - - - - - - - - - - - - - - - - - - - - Current account overdrafts - - - - - - - - - - - - - - - - - - - - - - - - - Foreign trade loans Chilean exports - 1,086 1,043 - - - 2,129 - - - - - - - - - - - - 2,129 - - - 2,129 - Foreign trade loans Chilean imports - - - - - - - - - - - - - - - - - - - - - - - - - Foreign trade loans between third countries - - - - - - - - - - - - - - - - - - - - - - - - - Non-transferable deposits with banks - - - - - - - - - - - - - - - - - - - - - - - - - Other loans with banks - - - - - - - - - - - - - - - - - - - - - - - - - Subtotal - 1,086 1,043 - - - 2,129 - - - - - - - - - - - - 2,129 - - - 2,129 - Established provisions - 1 2 - - - 3 - - - - - - - - - - - - 3 - - - 3 - % Established provisions 0.09 0.19% - - - 0.14% - - - - - - - - - - - - 0.14% - - - 0.14% - Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued Distribution of provisions by classification category for interbank and commercial loans as of September 30, 2024 (in Ch$mn) Interbank loans and commercial loans payable to the bank Total  Dedu ctible provi sion for FOGA PE Covid -19 guara ntees Assessment Individual Group Normal portfolio Substandard Portfolio Impaired portfolio Total Norm al Impai red Total A1 A2 A3 A4 A5 A6 Subtot al B1 B2 B3 B4 Subtot al C1 C2 C3 C4 C5 C6 Subtot al portf olio Portf olio Commercial loans   Commercial loans 2,532 215,138 1,219,490 1,567,722 1,924,248 1,595,325 6,524,455 621,532 122,029 101,580 102,592 947,733 191,236 113,125 64,762 115,088 95,174 106,988 686,373 8,158,561 4,318,943 441,954 4,760,897 12,919,458 5,246 Foreign trade loans Chilean exports - 98,361 190,890 276,859 183,734 93,890 843,734 44,967 5,870 4,747 - 55,584 459 - 676 6,279 4,899 4,006 16,319 915,637 11,182 1,521 12,703 928,340 - Foreign trade loans Chilean imports - - 208,695 151,441 242,845 103,464 706,445 10,006 11,666 308 883 22,863 - 38 290 1,797 1,321 9,261 12,707 742,015 61,062 2,612 63,674 805,689 - Foreign trade loans between third countries - - - 454 - 653 1,107 - - - - - - - - - - - - 1,107 - - - 1,107 - Debtors with current accounts - 33 31,988 16,318 14,519 9,261 72,119 6,836 374 383 349 7,942 444 76 125 254 242 579 1,720 81,781 40,835 8,291 49,126 130,907 - Credit card debtors - 1,132 6,161 9,124 7,574 5,819 29,810 1,663 266 139 213 2,281 242 47 46 218 170 277 1,000 33,091 96,746 10,702 107,448 140,539 - Factoring transactions - 148,248 412,908 109,548 74,810 45,596 791,110 7,128 50 1,330 171 8,679 26 - 12 409 3 5,188 5,638 805,427 27,946 5,798 33,744 839,171 - Commercial leasing transactions 2,762 5,563 128,725 193,310 241,860 215,533 787,753 50,124 23,995 12,359 12,556 99,034 29,103 10,286 6,855 2,175 2,977 273 51,669 938,456 166,286 10,205 176,491 1,114,947 18 Student loans - - - - - - - - - - - - - - - - - - - - 30,453 10,075 40,528 40,528 - Other loans and receivables - 901 1,274 1,729 932 439 5,275 865 26 25 1 917 442 181 64 69 38 9,834 10,628 16,820 65,045 6,850 71,895 88,715 - Subtotal 5,294 469,376 2,200,131 2,326,505 2,690,522 2,069,980 9,761,808 743,121 164,276 120,871 116,765 1,145,033 221,952 123,753 72,830 126,289 104,824 136,406 786,054 11,692,895 4,818,498 498,008 5,316,506 17,009,401 5,264 Established provisions 1 923 3,645 17,947 41,571 44,483 108,570 16,202 3,752 4,796 10,083 34,833 4,439 12,375 18,208 50,514 68,135 122,765 276,436 419,839 73,095 193,386 266,481 686,320 5,264 % Established provisions 0.02% 0.20 0.17% 0.77 1.55 2.15 1.11% 2.18 2.28 3.97 8.64 3.04 2.00 10.00 25.00 40.00 65.00 90.00 35.17 3.59% 1.52 38.83 5.01 4.03% 100.00 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2023 (in Ch$mn) Interbank loans and commercial loans payable to the bank Total  Deduc tible provis ion for FOGAP E Covid- 19 guaran tees Assessment Individual Group Normal portfolio Substandard Portfolio Impaired portfolio Total Norma l Impair ed Total A1 A2 A3 A4 A5 A6 Subtota l B1 B2 B3 B4 Subtota l C1 C2 C3 C4 C5 C6 Subtota l portfol io Portfol io Interbank loans   Interbank liquidity loans - - - - - - - - - - - - - - - - - - - - - - - - - Commercial interbank loans - - - - - - - - - - - - - - - - - - - - - - - - - Current account overdrafts - - - - - - - - - - - - - - - - - - - - - - - - - Foreign trade loans Chilean exports 19,711 - 48,729 - - - 68,440 - - - - - - - - - - - - 68,440 - - - 68,440 - Foreign trade loans Chilean imports - - - - - - - - - - - - - - - - - - - - - - - - - Foreign trade loans between third countries - - - - - - - - - - - - - - - - - - - - - - - - - Non-transferable deposits with banks - - - - - - - - - - - - - - - - - - - - - - - - - Other loans with banks - - - - - - - - - - - - - - - - - - - - - - - - - Subtotal 19,711 - 48,729 - - - 68,440 - - - - - - - - - - - - 68,440 - - - 68,440 - Established provisions 7 - 107 - - - 114 - - - - - - - - - - - - 114 - - - 114 - % Established provisions 0.04% - 0.22% - - - 0.17% - - - - - - - - - - - - 0.17% - - - 0.17% - Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2023 (in Ch$mn) Interbank loans and commercial loans payable to the bank Total  Deduc tible provis ion for FOGAP E Covid- 19 guaran tees Assessment Individual Group Normal portfolio Substandard Portfolio Impaired portfolio Total Norma l Impair ed Total A1 A2 A3 A4 A5 A6 Subtota l B1 B2 B3 B4 Subtota l C1 C2 C3 C4 C5 C6 Subtota l portfol io Portfol io Commercial loans   Commercial loans 2,729 308,941 1,683,4171,641,4161,967,2381,650,0737,253,814480,902 156,607 91,319 87,072 815,900 183,009 65,894 90,768 96,700 100,148 94,190 630,709 8,700,4234,147,369388,645 4,536,01413,236,43710,143 Foreign trade loans Chilean exports - 293,578 203,815 289,784 147,905 113,075 1,048,157 29,554 5,190 1,601 - 36,345 1,133 - 3,108 3,697 4,774 4,386 17,098 1,101,600 10,206 1,090 11,296 1,112,896 - Foreign trade loans Chilean imports - 5,815 198,090 176,967 301,665 73,835 756,372 7,348 86 961 1,531 9,926 - 4,589 962 419 2,487 3,291 11,748 778,046 48,973 1,484 50,457 828,503 - Foreign trade loans between third countries - - - 529 - 749 1,278 - - - - - - - - - - - - 1,278 - - - 1,278 - Debtors with current accounts - 7,034 37,420 17,740 14,114 10,614 86,922 10,792 951 541 152 12,436 408 105 249 296 486 1,086 2,630 101,988 33,646 8,109 41,755 143,743 - Credit card debtors - 1,040 5,426 10,097 7,781 7,080 31,424 1,639 648 101 252 2,640 294 175 131 100 232 464 1,396 35,460 92,497 10,260 102,757 138,217 - Factoring transactions 2,052 165,588 534,099 119,565 74,940 60,356 956,600 14,239 729 - - 14,968 12 538 - 829 667 952 2,998 974,566 40,109 5,898 46,007 1,020,573 - Commercial leasing transactions 3,514 3,228 120,796 237,940 266,581 245,672 877,731 72,400 25,905 10,042 8,027 116,374 28,802 15,074 9,170 3,362 2,844 152 59,404 1,053,509176,260 9,208 185,468 1,238,977 27 Student loans - - - - - - - - - - - - - - - - - - - - 36,755 10,329 47,084 47,084 - Other loans and receivables - 429 927 1,615 971 606 4,548 230 24 15 7 276 922 54 115 1,034 94 9,845 12,064 16,888 281,631 5,430 287,061 303,949 - Subtotal 8,295 785,653 2,783,9902,495,6532,781,1952,162,06011,016,84617,104 190,140 104,580 97,041 1,008,865214,580 86,429 104,503 106,437 111,732 114,366 738,047 12,763,7584,867,446440,453 5,307,89918,071,65710,170 Established provisions 2 1,174 4,949 16,613 34,601 35,391 92,730 13,423 4,985 4,645 7,605 30,658 4,292 8,643 26,126 42,575 72,625 102,931 257,192 380,580 68,151 211,331 279,482 660,062 10,170 % Established provisions 0.02% 0.15 0.18% 0.67 1.24 1.64 0.84% 2.18 2.62 4.44 7.84 3.04 2.00 10.00 25.00 40.00 65.00 90.00 34.85 2.98% 1.40 47.98 5.27 3.65% 100.00 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued n. Loans and their established provisions by the number of days past due Distribution of credit risk by days past due as of September 30, 2024, and December 31, 2023, is as follows: Distribution of credit risk by days past due As of September 30, 2024 (Ch$mn) Loan exposure before provisions Total Established provisions     Total Net financial assets Normal portfolio Substandard Portfolio Impaired portfolio Normal portfolio Substandard Portfolio Impaired portfolio Subtotal Deductible FOGAPE Covid-19 guaranteesAssessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Interbank loans 0 days 2,129 - - - - 2,129 3 - - - - 3 - 3 2,126 1 to 29 days - - - - - - - - - - - - - - - 30 to 59 days - - - - - - - - - - - - - - - 60 to 89 days - - - - - - - - - - - - - - - > = 90 days - - - - - - - - - - - - - - - Subtotal 2,129 - - - - 2,129 3 - - - - 3 - 3 2,126 Commercial loans 0 days 9,753,793 4,611,197 1,109,607 295,284 92,305 15,862,186 108,431 49,158 33,363 81,391 32,518 304,861 4,852 309,713 15,552,473 1 to 29 days 7,043 68,012 14,473 55,085 8,799 153,412 130 4,116 802 17,172 3,120 25,340 110 25,450 127,962 30 to 59 days 862 88,887 12,941 13,736 35,182 151,608 5 10,493 408 3,553 12,456 26,915 30 26,945 124,663 60 to 89 days 2 50,402 8,012 37,979 49,082 145,477 - 9,328 260 10,074 17,596 37,258 31 37,289 108,188 > = 90 days 108 - - 383,970 312,640 696,718 4 - - 164,246 127,696 291,946 241 292,187 404,531 Subtotal 9,761,808 4,818,498 1,145,033 786,054 498,008 17,009,401 108,570 73,095 34,833 276,436 193,386 686,320 5,264 691,584 16,317,817 Residential Mortgage loans 0 days - 16,203,985 - - 233,039 16,437,024 - 25,219 - - 20,747 45,966 - 45,966 16,391,058 1 to 29 days - 39,886 - - 9,238 49,124 - 207 - - 897 1,104 - 1,104 48,020 30 to 59 days - 324,160 - - 93,326 417,486 - 5,480 - - 8,108 13,588 - 13,588 403,898 60 to 89 days - 138,573 - - 116,188 254,761 - 3,117 - - 10,078 13,195 - 13,195 241,566 > = 90 days - - - - 418,190 418,190 - - - - 82,092 82,092 - 82,092 336,098 Subtotal - 16,706,604 - - 869,981 17,576,585 - 34,023 - - 121,922 155,945 - 155,945 17,420,640 Consumer loans 0 days - 5,162,918 - - 86,313 5,249,231 - 125,139 - - 40,783 165,922 - 165,922 5,083,309 1 to 29 days - 166,008 - - 26,063 192,071 - 22,576 - - 12,552 35,128 - 35,128 156,943 30 to 59 days - 60,839 - - 26,029 86,868 - 11,171 - - 12,881 24,052 - 24,052 62,816 60 to 89 days - 44,108 - - 30,738 74,846 - 8,466 - - 16,114 24,580 - 24,580 50,266 > = 90 days - - - - 133,470 133,470 - - - - 102,158 102,158 - 102,158 31,312 Subtotal - 5,433,873 - - 302,613 5,736,486 - 167,352 - - 184,488 351,840 - 351,840 5,384,646   Total loans 9,763,937 26,958,975 1,145,033 786,054 1,670,602 40,324,601 108,573 274,470 34,833 276,436 499,796 1,194,108 5,264 1,199,372 39,125,229 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued Distribution of credit risk by days past due As of December 31, 2023 (Ch$mn) Loan exposure before provisions Total Established provisions     Total Net financial assets Normal portfolio Substandard Portfolio Impaired portfolio Normal portfolio Substandard Portfolio Impaired portfolio Subtotal Deductible FOGAPE Covid-19 guaranteesAssessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Interbank loans 0 days 68,440 - - - - 68,440 114 - - - - 114 - 114 68,326 1 to 29 days - - - - - - - - - - - - - - - 30 to 59 days - - - - - - - - - - - - - - - 60 to 89 days - - - - - - - - - - - - - - - > = 90 days - - - - - - - - - - - - - - - Subtotal 68,440 - - - - 68,440 114 - - - - 114 - 114 68,326 Commercial loans 0 days 10,953,466 4,695,123 942,836 221,181 87,741 16,900,347 92,218 52,076 27,187 56,469 30,223 258,173 9,493 267,666 16,632,681 1 to 29 days 39,578 107,390 27,361 26,095 33,807 234,231 204 7,387 1,094 5,415 12,201 26,301 132 26,433 207,798 30 to 59 days 23,443 52,897 20,817 60,097 39,000 196,254 308 6,684 363 26,683 14,462 48,500 63 48,563 147,691 60 to 89 days 359 12,036 17,851 58,500 11,782 100,528 - 2,004 2,014 12,557 4,269 20,844 78 20,922 79,606 > = 90 days - - - 372,174 268,123 640,297 - - - 156,068 150,176 306,244 404 306,648 333,649 Subtotal 11,016,846 4,867,446 1,008,865 738,047 440,453 18,071,657 92,730 68,151 30,658 257,192 211,331 660,062 10,170 670,232 17,401,425 Residential Mortgage loans 0 days - 15,940,266 - - 141,590 16,081,856 - 23,767 - - 12,589 36,356 - 36,356 16,045,500 1 to 29 days - 335,778 - - 77,865 413,643 - 5,128 - - 6,883 12,011 - 12,011 401,632 30 to 59 days - 151,511 - - 92,074 243,585 - 3,226 - - 7,983 11,209 - 11,209 232,376 60 to 89 days - 10,384 - - 8,247 18,631 - 229 - - 704 933 - 933 17,698 > = 90 days - - - - 315,724 315,724 - - - - 87,872 87,872 - 87,872 227,852 Subtotal - 16,437,939 - - 635,500 17,073,439 - 32,350 - - 116,031 148,381 - 148,381 16,925,058 Consumer loans 0 days - 5,049,943 - - 78,863 5,128,806 - 125,191 - - 40,835 166,026 - 166,026 4,962,780 1 to 29 days - 156,591 - - 24,360 180,951 - 22,181 - - 12,281 34,462 - 34,462 146,489 30 to 59 days - 70,556 - - 28,319 98,875 - 12,797 - - 14,851 27,648 - 27,648 71,227 60 to 89 days - 45,260 - - 26,500 71,760 - 9,176 - - 15,570 24,746 - 24,746 47,014 > = 90 days - - - - 117,958 117,958 - - - - 82,494 82,494 - 82,494 35,464 Subtotal - 5,322,350 - - 276,000 5,598,350 - 169,345 - - 166,031 335,376 - 335,376 5,262,974   Total loans 11,085,286 26,627,735 1,008,865 738,047 1,351,953 40,811,886 92,844 269,846 30,658 257,192 493,393 1,143,933 10,170 1,154,103 39,657,783 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES The Interim Consolidated Statements of Financial Position include investments in companies of Ch$57,467 million and Ch$55,284 million, respectively as of September 30, 2024, and December 31, 2023, as follows:   Institutions share participation Investment Investment Value As of September 30, As of December 31, As of September 30, As of December 31, 2024 2023 2024 2023% % Ch$mn Ch$mn Companies Centro de Compensación Automatizado SA 33.33 33.33 6,131 4,863 Sociedad Interbancaria de Depósito de Valores SA 29.29 29.29 2,802 2,615 Cámara de Compensación de Alto Valor SA 14.27 15.00 1,202 1,199 Administrador Financiero del Transantiago SA 20.00 20.00 1,317 4,285 Servicios de Infraestructura de Mercado OTC SA 12.48 12.48 1,902 1,824 Redbanc SA 33.43 33.43 4,918 4,168 Transbank SA 25.00 25.00 36,060 32,736 Subtotal 54,332 51,690 Minority investments Security Exchanges 3,120 3,575 Other 15 19 Subtotal 3,135 3,594 Total 57,467 55,284 The equity investments have been irrevocably designated at fair value through other comprehensive income and are therefore carried at the market value per IFRS 9 Financial Instruments. 1. Summary of financial information of Associates as of September 30, 2024, and December 31, 2023: As of September 30, 2024 As of December 31, 2023 Assets Liabilities Capital Profit (loss) Assets Liabilities Capital Profit (loss)   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Centro de Compensación Automatizado 21,921 3,892 14,384 3,645 17,362 3,280 9,024 5,058 Sociedad Interbancaria de Depósito de Valores SA 9,566 — 8,263 1,303 8,938 525 6,695 1,718 Cámara de Compensación de Alto Valor SA 9,738 1,606 7,687 445 9,167 1,343 7,252 572 Administrador Financiero del Transantiago SA 55,126 45,585 7,339 2,202 67,582 47,241 16,725 3,616 Servicios de Infraestructura de Mercado OTC SA 28,664 13,708 13,982 974 32,888 18,578 13,250 1,060 Redbanc SA 29,625 14,913 12,302 2,410 27,330 14,862 11,712 756 Transbank SA 1,428,670 1,284,432 137,956 6,282 1,409,045 1,278,102 111,143 19,800 Total 1,583,310 1,364,136 201,913 17,261 1,572,312 1,363,931 175,801 32,580 2. Restrictions on the ability of the Associates to transfer funds to investors. There are no significant restrictions on the ability of associates to transfer funds to the Bank in the form of cash dividends or repayment of loans or advances. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued 3. The movement in investments in companies is as follows:   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Initial book value 55,284 46,586 Acquisition of investments - - Sale of investments (38) - Participation in income 6,368 8,404 Dividends received (966) (2,944) Other equity adjustments (*) (3,181) 3,238 Totales 57,467 55,284 (*) This pertains to the market value of the investments in other companies in the country, as specified in the CASB. 4. The objective evidence indicated in IAS 28 ‘Investments in Associates and Joint Ventures’ has been evaluated, and no impairment of the Bank's investments has been detected. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 15 - INTANGIBLE ASSETS The composition of this item as of September 30, 2024, and December 31, 2023, is as follows: As of September 30, 2024 Opening net balance January 1, 2024 Gross balance Accumulated amortization Net balance Ch$mn Ch$mn Ch$mn Ch$mn Software or computer programs 97,551 410,387 (321,010) 89,377 Total 97,551 410,387 (321,010) 89,377 As of December 31, 2023 Opening net balance January 1, 2023 Gross balance Accumulated amortization Net balance Ch$mn Ch$mn Ch$mn Ch$mn Software or computer programs 107,789 378,800 (281,249) 97,551 Total 107,789 378,800 (281,249) 97,551 The movement in intangible assets during the periods September 30, 2024, and December 31, 2023, is as follows: i. Gross balance Gross balances Software Development Computer Programs Ch$mn Balance as of January 1, 2024 378,800 Additions 31,699 Disposals - Impairment - Reclassifications / Other (112) Balance as of September 30, 2024 410,387 — Balance as of January 1, 2023 351,309 Additions 45,067 Disposals (5,415) Impairment - Reclassifications / Other (12,161) Balance as of December 31, 2023 378,800 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 15 - INTANGIBLE ASSETS, continued ii. Accumulated amortization Accumulated amortization Software Development Computer Programs Ch$mn Balance as of January 1, 2024 (281,249) Amortization for the year (39,848) Withdrawals/disposals - Impairment - Reclassifications / Other 87 Balance as of September 30, 2024 (321,010) - Balance as of January 1, 2023 (243,520) Amortization for the year (53,393) Withdrawals/disposals 5,415 Impairment (1,912) Reclassifications / Other 12,161 Balance as of December 31, 2023 (281,249) The Bank has no restrictions on intangibles as of September 30, 2024, and December 31, 2023. Additionally, no intangibles have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for intangibles by the Bank as of the same dates Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 16 - FIXED ASSETS The composition of the items as of September 30, 2024, and December 31, 2023 , is as follows:   Opening net balance January 1, 2024 As of September 30, 2024 Gross Accumulated depreciation Net Balance Balance   Ch$mn Ch$mn Ch$mn Ch$mn Buildings 92,537 181,284 (95,782) 85,502 Land 14,632 14,142 - 14,142 Equipment 66,356 368,714 (295,472) 73,242 Other 25,219 98,100 (77,802) 20,298 Total 198,744 662,240 (469,056) 193,184   Opening net balance January 1, 2023 As of December 31, 2023 Gross Accumulated depreciation Net Balance Balance   Ch$mn Ch$mn Ch$mn Ch$mn Buildings 97,067 181,969 (89,432) 92,537 Land 15,022 14,632 - 14,632 Equipment 46,883 341,688 (275,332) 66,356 Other 30,392 101,082 (75,863) 25,219 Total 189,364 639,371 (440,627) 198,744 The movement in fixed assets on September 30, 2024, and December 31, 2023, is as follows: i. Gross balance 2024 Buildings Land Equipment Other Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 181,969 14,632 341,688 101,082 639,371 Additions 2,496 - 23,887 2,994 29,377 Other changes (881) (373) (4,087) (3,127) (8,468) Reclassifications / Other (2,300) (117) 7,226 (2,849) 1,960 Balance as of September 30, 2024 181,284 14,142 368,714 98,100 662,240 2023 Buildings Land Equipment Other Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 179,054 15,022 294,672 100,886 589,634 Additions 13,809 - 25,697 17,155 56,661 Other changes (2,795) (390) (1,440) (3,510) (8,135) Reclassifications / Other (8,099) - 22,759 (13,449) 1,211 Balance as of December 31, 2023 181,969 14,632 341,688 101,082 639,371 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 16 - FIXED ASSETS, continued ii. Accumulated depreciation 2024 Buildings Land Equipment Other Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 (89,432) — (275,332) (75,863) (440,627) Depreciation charges for the period (5,933) - (26,529) (3,323) (35,785) Disposals and sales for the period 539 - 5,367 1,384 7,290 Reclassifications / Other (956) - 1,022 - 66 Balance as of September 30, 2024 (95,782) - (295,472) (77,802) (469,056) 2023 Buildings Land Equipment Other Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 (81,987) — (247,789) (70,494) (400,270) Depreciation charges for the year (9,449) - (28,674) (8,778) (46,901) Disposals and sales for the year 2,021 - 1,131 3,409 6,561 Reclassifications / Other (17) - - - (17) Balance as of December 31, 2023 (89,432) - (275,332) (75,863) (440,627) The Bank has no restrictions on fixed assets as of September 30, 2024, and December 31, 2023. Additionally, no fixed assets have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for fixed assets by the Bank as of the same dates Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS The composition of the right-to-use lease assets as of September 30, 2024, and December 31, 2023, is as follows: As of September 30, 2024 Opening net balance January 1, 2024 Gross Accumulated depreciation Net Balance Balance   Ch$mn Ch$mn Ch$mn Ch$mn Buildings 100,449 191,545 (114,211) 77,334 Improvements to leased properties 53,079 139,980 (86,954) 53,026 Total 153,528 331,525 (201,165) 130,360 As of December 31, 2023 Opening net balance January 1, 2023 Gross Accumulated depreciation Net Balance Balance   Ch$mn Ch$mn Ch$mn Ch$mn Buildings 133,795 215,411 (114,962) 100,449 Improvements to leased properties 48,731 136,911 (83,832) 53,079 Total 182,526 352,322 (198,794) 153,528 1. The movement in the right-to-use lease assets as of September 30, 2024, and December 31, 2023, is as follows: i. Gross balance 2024 Buildings Improvements to leased properties Total   Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 215,411 136,911 352,322 Additions 5,778 10,769 16,547 Other changes (30,009) (5,378) (35,387) Reclassifications / Other 365 (2,322) (1,957) Balance as of September 30, 2024 191,545 139,980 331,525 2023 Buildings Improvements to leased properties Total   Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 231,603 132,308 363,911 Additions 11,720 17,765 29,485 Other changes (27,912) (11,951) (39,863) Reclassifications / Other - (1,211) (1,211) Balance as of December 31, 2023 215,411 136,911 352,322 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued ii. Accumulated depreciation 2024 Buildings Leasehold improvements Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 (114,962) (83,832) (198,794) Depreciation charges for the period (21,176) (8,903) (30,079) Disposals and sales for the period 22,115 5,781 27,896 Reclassifications / Other (188) - (188) Balance as of September 30, 2024 (114,211) (86,954) (201,165) 2023 Buildings Leasehold improvements Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 (97,808) (83,577) (181,385) Depreciation charges for the period (31,314) (12,154) (43,468) Disposals and sales for the period 14,160 11,882 26,042 Reclassifications / Other - 17 17 Balance as of December 31, 2023 (114,962) (83,832) (198,794) 2. Obligations under leasing contracts As of September 30, 2024, and December 31, 2023 , the lease obligations are as follows:   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Obligations under leasing contracts 82,405 104,516 Total 82,405 104,516 3. Expenditure related to assets held under leasing contracts:   As of September 30, 2024 2023   Ch$mn Ch$mn Depreciation 30,079 33,463 Interests 5,491 2,503 Short-term leasing 13,738 5,702 Total 49,308 41,668 4. As of September 30, 2024, and December 31, 2023, the maturity of lease obligations, according to their contractual maturity, is as follows:   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Due within 1 year 17,351 20,716 Due after 1 to 2 years 16,793 19,696 Due after 2 to 3 years 13,722 17,750 Due after 3 to 4 years 9,827 12,949 Due after 4 to 5 years 8,505 9,964 Due after 5 years 16,207 23,441 Total 82,405 104,516 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued 5. Operating Leases - Lessor As of September 30, 2024, and December 31, 2023, the future minimum rents to be received from non-cancellable operating leases are as follows:   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Due within 1 year 1,615 1,012 Due after 1 to 2 years 1,990 1,874 Due after 2 to 3 years 1,196 787 Due after 3 to 4 years 898 736 Due after 4 to 5 years 760 522 Due after 5 years 3,442 852 Total 9,901 5,783 6. As of September 30, 2024, and December 31, 2023 , the Bank has no financial lease contracts that cannot be unilaterally terminated. 7. The Bank has no restrictions on right of use assets as of September 30, 2024, and December 31, 2023. Furthermore, no right of use assets have been pledged as collateral to fulfil obligations. At the same time, no amounts are owed on right of use assets by the Bank in the same period. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 18 - CURRENT AND DEFERRED TAXES 1. Current taxes As of September 30, 2024, and December 31, 2023, the Bank has set up a first-category income tax provision based on the tax provisions in force. This provision is presented net of payments and credits as follows: As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Summary of current tax liabilities (assets) Current taxes (assets) (135) (146) Current tax liabilities 34,109 163,878 Total net taxes payable (recoverable) 33,974 163,732 Details of current tax liabilities (assets) (net) Income tax (27%) 165,489 256,257 Minus: Monthly provisional payments (130,873) (89,631) Credit for training expenses (1,136) (2,242) Credits for donations (350) (1,371) Other 844 719 Total taxes payable (recoverable) 33,974 163,732 2. Results from taxes The tax expense presented in the Income Statement for the periods from January 1 to September 30, 2024, and 2023, is composed of the following items: For the period of 9 months until September 30, For the quarter ended September 30, 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Income tax expense Current year tax 165,288 173,307 49,425 86,588 Deferred tax credits (charges) Origination and reversal of temporary differences 24,950 (124,709) 9,886 (74,437) Subtotal 190,238 48,598 59,311 12,151 Tax on rejected expenses Article N°21 271 251 51 65 Other (36,373) (11,045) (5) 1,064 Net income tax expense 154,136 37,804 59,357 13,280 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 18 - CURRENT AND DEFERRED TAXES, continued 3. Reconciliation of the effective tax rate The reconciliation between the income tax rate and the effective tax rate applied in determining the tax expense as of September 30, 2024, and 2023, is shown below. For the period of 9 months until September 30, 2024 2023 Tax Rate Amount Tax Rate Amount % Ch$mn % Ch$mn Tax calculated on profit before taxes 27.00 201,136 27.00 100,451 Permanent differences (*) (9.06) (67,510) (14.35) (53,389) Non-deductible expenses 0.04 271 0.07 251 Other 2.72 20,239 (2.56) (9,509) Effective rate and income tax expense 20.70 154,136 10.16 37,804 (*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Equity in tax books. For the quarter ended September 30, 2024 2023 Tax Rate Amount Tax Rate Amount % Ch$mn % Ch$mn Tax calculated on profit before taxes — 82,748 — 20,221 Permanent differences (*) (0.14) (28,393) 1.27 (6,962) Non-deductible expenses (0.01) 51 — 65 Other (0.77) 4,951 0.63 (44) Effective rate and income tax expense (0.92) 59,357 1.90 13,280 (*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Equity in tax books. 4. Effect of deferred taxes on equity The following is a summary of the effect of deferred tax on equity, separately showing the balances corresponding to assets and liabilities for the periods ended September 30, 2024, and December 31, 2023: As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Deferred tax assets (OCI) Financial investment instruments 20,693 30,150 Cash flow hedges 19,299 24,599 Total deferred tax assets with effect in others comprehensive income 39,992 54,749 Deferred tax liabilities Financial investment instruments (1,058) (5,919) Cash flow hedges - (47,391) Total deferred tax liabilities with effect on others comprehensive income (1,058) (53,310) Net deferred tax balances in equity 38,934 1,439 Deferred taxes in equity attributable to equity holders of the bank 39,393 1,938 Deferred tax in equity attributable to non-controlling interests (459) (499) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 18 - CURRENT AND DEFERRED TAXES, continued 5. Effect of deferred taxes on income As of September 30, 2024, and December 31, 2023, , the Bank has recorded the effects of deferred taxes in its Interim Consolidated Financial Statements. Below are the effects of deferred taxes on assets, liabilities and results allocated due to temporary differences: As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Deferred tax assets Interest and readjustments 22,242 19,679 Extraordinary charge-off 39,756 38,421 Goods received in lieu of payment 3,272 1,753 Valuation of fixed assets 5,399 6,426 Provision for loan losses 332,502 328,235 Provision for expenses 75,460 77,149 Derivatives 268 275 Leased assets 88,346 106,230 Subsidiaries tax loss 922 1,108 Right-of-use assets 22,249 27,761 Other - 53,143 Total deferred tax assets 590,416 660,180 Deferred tax liabilities Valuation of investments (5,313) (473) Anticipated expenses (27,349) (19,829) Valuation provision - - Derivatives (124,248) (171,601) Lease obligations (21,399) (27,433) Exchange rate adjustments (835) (5,854) Other (12,659) (11,427) Total deferred tax liabilities (191,803) (236,617) 6. Breakdown of deferred taxes Below is a breakdown of deferred taxes, considering their effect on equity and results. As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Deferred tax assets With an effect on other comprehensive income 39,992 54,749 With an effect on income 590,416 660,180 Total deferred tax assets 630,408 714,929 Deferred tax liabilities With an effect on other comprehensive income (1,058) (53,310) With an effect on income (191,803) (236,617) Total deferred tax liabilities (192,861) (289,927) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 18 - CURRENT AND DEFERRED TAXES, continued 7. Presentation of taxes in the Interim financial statements At the date of these Interim Consolidated Financial Statements, taxes are presented as follows: Deferred taxes As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Deferred tax assets before reclassifying 630,408 714,929 Reclassifying (netting) (192,861) (286,380) Deferred tax asset after reclassifying 437,547 428,549 Deferred tax liabilities before reclassifying (192,861) (289,927) Reclassifying (netting) 192,861 286,380 Deferred tax liabilities after reclassifying — (3,547) Current taxes As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Current tax asset before reclassifying 132,454 93,605 Reclassifying (netting) (132,319) (93,459) Current tax asset after reclassifying 135 146 Current tax liabilities before reclassifying (166,428) (257,337) Reclassifying (netting) 132,319 93,459 Current tax liabilities after reclassifying (34,109) (163,878) 8. Complementary information related to Circular No 47 (2009) issued by the Internal Tax Service and the FMC For the purposes of disclosure and substantiation of provisions and write-offs, banks must include in the tax note of their Interim Consolidated Financial Statements a detailed account of the movements and effects generated by the application of Article 31, No. 4 of the Income Tax Law (LIR), as established in the document annexed to the joint circular. i. Loans and receivables   As of September 30, 2024 As of December 31, 2023 Assets at tax value Assets at tax value Overdue portfolio Overdue portfolio Assets at financial value Total With collateral Without collateral Assets at financial value Total With collateral Without collateral   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Interbank loans 2,129 2,129 - - 68,440 68,440 - - Commercial loans 15,055,283 15,114,618 305,177 224,492 16,278,307 16,334,697 261,073 196,113 Consumer loans 5,734,879 5,840,317 4,464 38,400 4,771,232 4,883,457 5,398 40,513 Mortgage loans 17,576,584 17,610,703 120,799 948   17,073,439 17,102,303 83,577 740 Total 38,368,875 38,567,767 430,440 263,840   38,191,418 38,388,897 350,048 237,366 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 18 - CURRENT AND DEFERRED TAXES, continued ii. Provision on the overdue portfolio without collateral   Balance as of 01-01-2024 Charge-offs against provision Established provisions Released provisions Balance as of 30-09-2024   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Commercial loans 196,113 (98,567) 399,530 (272,584) 224,492 Consumer loans 40,513 (156,307) 187,209 (33,015) 38,400 Mortgage loans 740 (10,756) 45,090 (34,126) 948 Total 237,366 (265,630) 631,829 (339,725) 263,840   Balance as of 01-01-2023 Charge-offs against provision Established provisions Released provisions Balance as of 31-12-2023   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Commercial loans 124,060 (74,137) 396,030 (249,840) 196,113 Consumer loans 11,088 (137,687) 198,358 (31,246) 40,513 Mortgage loans 459 (10,603) 45,624 (34,740) 740 Total 135,607 (222,427) 640,012 (315,826) 237,366 iii. Direct charge-offs and recoveries   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Direct Charge-offs Art 31 No 4, paragraph III (8,274) (12,931) Condonations that originated liberation of provisions - - Recoveries or renegotiations of impaired loans 100,488 102,665 Total 92,214 89,734 iv. Application of Article 31 No 4 paragraphs I. and IV.   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Charge-offs under paragraph I - - Charge-offs under paragraph IV (1,211) (1,564) Total (1,211) (1,564) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 19 - OTHER ASSETS The composition of the item 'Other Assets' as of September 30, 2024, and December 31, 2023, is as follows: As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Other assets Assets to be leased out as lessor (1) 41,975 20,988 Cash guarantees provided for derivative financial transactions (2) 1,813,453 2,238,900 Debtors by financial instrument intermediation 62,343 33,260 Accounts receivable from third parties 181,826 199,746 VAT tax credit receivable 12,905 55,614 Pre-paid expenses (3) 120,487 169,603 Valuation adjustments for macro hedges (4) 280,205 160,370 Assets backing obligations of defined benefit pension plans 369 233 Investments in gold 1,049 819 Other cash guarantees provided (5) 74,564 2 Pending operations 13,698 13,453 Other assets 171,746 153,619 Total 2,774,620 3,046,607 1. These correspond to assets available to be delivered under financial leasing arrangements. 2. These are guarantees associated with certain derivative contracts. These guarantees are triggered when the valuation of derivatives exceeds thresholds defined in the respective contracts and may work in favor of or against the Bank. 3. This category includes prepaid expenses related to the Santander LATAM Pass program. These expenses will naturally be consumed as customers use the Bank's transactional products, leading to the assignment of the respective LATAM Pass miles (a loyalty program managed by LATAM Airlines Group S.A.). 4. This corresponds to the balances of market value valuation of net assets or liabilities subject to macro hedging (Note No. 12). 5. These are cash guarantees with the clearinghouse for low-value payments, which came into effect starting in 2024. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 20 - NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE The composition of the category "non-current assets and disposal group held for sale" and "liabilities included in disposal groups held for sale" as of September 30, 2024, and December 31, 2023, is as follows:   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Assets received in payment or awarded in a judicial auction (1) Assets received in lieu of payment 16,781 16,511 Assets awarded in a judicial auction 31,321 21,968 Provisions for assets received in lieu of payment or awarded in a judicial auction (2,664) (1,235) Non-current assets held for sale Assets from the recovery of goods sold under financial leasing operations 1,586 5,146 Disposable groups for sale - - Total 47,024 42,390 1. Assets received in payment are those received in place of overdue debts from customers. The aggregate assets held in this way must not exceed 20% of the Bank's regulatory capital. Currently, these assets represent 0.25% (0.24% as of December 31, 2022) of the Bank's regulatory capital. Assets awarded in a judicial auction correspond to those awarded in judicial auctions as repayment of debts previously contracted with the Bank. Assets awarded in a judicial auction are not subject to the aforementioned margin. These immovable properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the asset's reception or acquisition. If such property is not sold within the time frame established in bank regulations, it must be written off. Furthermore, a provision is recorded for the difference between the higher initial award value plus any additions and its appraisal value. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS Financial liabilities at fair value through profit or loss comprise the liabilities held for trading. They are classified in this category because they are acquired to sell in the short term. Financial liabilities held for trading and derivatives that are financial liabilities are measured at fair value, in which gains and losses are taken to the income statement. As of September 30, 2024, and December 31, 2023, the Bank holds the following portfolio of financial liabilities held for trading at fair value through profit or loss:   Fair value Liabilities As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Financial derivatives contracts Forwards 1,153,256 1,258,352 Swaps 9,705,551 8,255,283 Call options 606 2,726 Put options 4,951 5,214 Future - - Other - - Subtotal 10,864,364 9,521,575 Other financial instruments Deposits and other demand liabilities - - Time deposits and other term equivalents - - Issued debt instruments - - Other derivatives - - Subtotal - - Total 10,864,364 9,521,575 Banco Santander presents financial liabilities for trading at fair value through profit or loss corresponding to financial derivative contracts, mainly forwards and swaps, which hedge the exchange rate and interest rate risk related to future obligations. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS,continued The following is a breakdown of the financial derivatives contracted by the Bank as of September 30, 2024, and December 31, 2023, their fair value and the breakdown by the maturity of the notional or contractual values: As of September 30, 2024 Notionals On Up to Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than Total Fair value demand 1 month 5 years   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial derivatives contracts               Currency forwards - 16,068,909 10,468,551 12,631,675 7,483,194 1,927,004 1,385,398 49,964,731 1,153,256 Interest rate swaps - 3,506,400 9,502,418 12,899,718 19,018,521 8,382,990 15,370,740 68,680,787 1,665,514 Currency and interest rate swaps - 705,116 2,200,397 9,780,391 21,118,351 10,905,369 20,397,607 65,107,231 8,040,037 Currency call options - 67,212 32,491 22,447 1,952 - - 124,102 606 Call interest rate options - - - - - - - - - Put currency options - 95,402 92,309 246,865 16,449 - - 451,025 4,951 Put interest rate options - - - - - - - - - Interest rate futures - - - - - - - - - Other derivatives - - - - - - - - - Total - 20,443,039 22,296,166 35,581,096 47,638,467 21,215,363 37,153,745 184,327,876 10,864,364 As of December 31, 2023 Notionals On Up to Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than Total Fair value demand 1 month 5 years   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial derivatives contracts               Currency forwards - 15,424,586 11,104,328 15,247,865 3,947,215 1,408,304 2,072,624 49,204,922 1,258,352 Interest rate swaps - 5,149,926 15,399,286 19,835,190 18,565,396 7,666,659 11,349,882 77,966,339 1,940,320 Currency and interest rate swaps - 1,915,707 4,813,848 22,440,782 48,295,676 20,620,952 44,005,979 142,092,944 6,314,963 Currency call options - 192,051 81,368 10,799 - - - 284,218 2,726 Call interest rate options - - - - - - - - - Put currency options - 6,518 147,329 157,779 36,650 - - 348,276 5,214 Put interest rate options - - - - - - - - - Interest rate futures - - - - - - - - - Other derivatives - - - - - - - - - Total - 22,688,788 31,546,159 57,692,415 70,844,937 29,695,915 57,428,485 269,896,699 9,521,575 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST As of September 30, 2024, and December 31, 2023, the composition of financial liabilities at amortized cost is as follows:   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Deposits and other demand liabilities Current accounts 11,019,468 11,014,748 Demand deposit accounts 480,085 500,723 Other demand deposits 390,627 352,865 Obligations for payment card provision accounts 1 1,007 Other liabilities on demand 1,232,664 1,668,483 Subtotal 13,122,845 13,537,826 Time deposits and other term equivalents Time deposits 16,272,793 15,939,325 Term savings accounts 213,197 189,757 Other term credit balances 8,251 8,860 Subtotal 16,494,241 16,137,942 Obligations under repurchase and securities lending agreements Transactions with domestic banks 1,179,641 - Transactions with foreign banks - - Transactions with other entities in the country 425,838 282,584 Transactions with other entities abroad - - Subtotal 1,605,479 282,584 Interbank borrowing Banks in the country 44,210 46,218 Foreign banks 3,492,538 4,271,414 Central Bank of Chile - 6,048,867 Subtotal 3,536,748 10,366,499 Debt financial instruments issued Letters of Credit 351 1,229 Senior bonds 8,060,236 7,925,385 Mortgage bonds 66,533 74,431 Subtotal 8,127,120 8,001,045 Other financial liabilities Other financial obligations to the public sector - - Other financial obligations in the country 170,037 296,273 Other financial obligations abroad 1,159 - Subtotal 171,196 296,273 Total 43,057,629 48,622,169 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued 1. Obligations under repurchase and securities lending agreements As of September 30, 2024, and December 31, 2023 , the obligations associated with the instruments sold under repurchase agreements are as follows: As of September 30, 2024 As of December 31, 2023 Demand Up to 1 month More than 1 month up to 3 months Total Demand Up to 1 month More than 1 month up to 3 months Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Transactions with domestic banks Repurchase agreements with other banks - 349,508 349,508 - - - - Repurchase agreements with the Central Bank of Chile - 830,133 - 830,133 - - - - Securities lending obligations - - - - - - - - Subtotal - 1,179,641 - 1,179,641 - - - - Transactions with foreign banks Repurchase agreements with other banks - - - - - - - Repurchase agreements with foreign central banks - - - - - - - - Securities lending obligations - - - - - - - - Subtotal - - - - - - - - Transactions with other entities in the country Repurchase agreements - 425,731 107 425,838 - 282,483 101 282,584 Securities lending obligations - - - - - - - - Subtotal - 425,731 107 425,838 - 282,483 101 282,584 Transactions with other entities abroad Repurchase agreements - - - - - - - - Securities lending obligations - - - - - - - - Subtotal - - - - - - - - Total - 1,605,372 107 1,605,479 - 282,483 101 282,584 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued 2. Interbank borrowing As of September 30, 2024, and December 31, 2023, the composition of the item 'Interbank Borrowings in the Interim Consolidated Financial Statements is as follows:   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Loans obtained from financial institutions and the Central Bank of Chile Other liabilities with the Central Bank of Chile - 6,048,867 Subtotal - 6,048,867 Loans from domestic financial institutions Commercial interbank loans 44,210 46,218 Subtotal 44,210 46,218 Loans from foreign financial institutions State Bank Of India 657,700 693,432 Wells Fargo Bank NA 470,626 497,833 Bank of America 335,579 362,876 Hong Kong and Shanghai Banking 255,689 126,076 Citibank N.A. 216,501 378,760 Sumitomo Mitsui Banking Corporation 185,060 451,646 International Finance Corporate 181,162 173,417 Standard Chartered Bank 150,759 318,573 Banco Bilbao Vizcaya Argentaria 136,982 88,060 Zurcher Kantonalbank 132,228 132,363 The Bank Of New York Mellon 131,828 222,953 Caixabank, S.A. 113,755 - Commerzbank Ag 94,569 170,966 Saudi National Bank 91,447 87,550 Bank Of Baroda 72,518 70,521 Banco Santander Hong Kong 52,752 9,641 Jpmorgan Chase Bank National A 46,434 - Bnp Paribas Sa 45,529 - Corporacion Andina De Fomento 45,390 44,674 Lloyds Bank Plc 27,157 - Banco Santander Singapur 23,976 22,309 Abanca Corporacion Bancaria S.A. 9,204 8,791 Instituto De Credito Oficial 5,309 - Agricultural Bank Of China 3,161 1,015 Bank Of China 2,480 1,264 China Merchants Bank 846 182 Cassa Di Risparmio Di Parma E 769 174 Banco De La Provincia De Bueno 534 - Hua Nan Commercial Bank, Ltd. 423 211 Banco Santander (Brasil) S.A. 298 - Banca Monte Dei Paschi Di Sien 232 - Bank Of Communications,Co. Ltd 231 71 Shinhan Bank 213 27 Banco Santander Central Hispano 202 1,734 China Construction Bank 160 298 Industrial And Commercial Bank 132 144 Kbc Bank Nv 118 - Banco Do Brasil 118 281 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Continued... Bank Of India 108 47 Korea Exchange Bank 105 2,416 Taiwan Cooperative Bank (Dong 69 - Wachovia Bank Na 53 266 Itau Unibanco S/A 43 - The Industrial And Commercial 39 121 Icici Bank Limited 32 166 Unicredit Bulbank Ad 18 - The Toronto Dominion Bank - 136,525 Barclays Bank Plc London - 134,625 Bayerische Landesbank Ag Munic - 70,242 Bank Of Montreal - 49,945 Taishin International Bank Co. - 8,740 Bank of Tokio Mitsubishi - 443 Komercni Banka A.S. - 392 Australian And New Zeland Banking Group Ltd. - 354 Banca Intesa S.P.A. - 282 Bbva Bancomer - 225 Bangkok Bank Public Company Limited - 219 E. Sun Commercial Bank Ltd. , - 121 Banco De Sabadell, S.A. - 107 Turkiye Garanti Bankasi - 70 Rhb Bank Berhad - 61 Export-Import Bank Of Thailand - 56 Banco Rio De La Plata S.A. - 50 Finansbank A.S. - 38 Citic Industrial Bank - 37 Yapi Ve Kredi Bankasi A.S. - 21 Svenka Handelsbanken Estocolmo - 3 Subtotal 3,492,538 4,271,414 Total 3,536,748 10,366,499 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued a. Obligations to the Central Bank of Chile As part of the Central Bank of Chile's measures to address the shocks impacting the Chilean economy due to the current Covid-19 pandemic, the Credit Facility Conditional to Incrementing Loans (FCIC) program was announced. This corresponded to a financial facility open to banks, allowing them to continue funding loans for households and companies. The Bank, in order to participate in this funding mechanism, had to set aside collateral for these operations, which initially included bonds of the Central Bank of Chile, the government, and private bonds (bank and corporate) and, later commercial loans classified as high credit quality from the individually assessed loan portfolio. FCIC resources could also be accessed through the Liquidity Line of Credit (LCL), with a limit equal to the local currency reserve requirement. The FCIC consisted of an initial facility and an additional one. The first amounted to US$4,800 million. The additional line could reach four times the initial one, that is, US$19,200 million. Its availability depended on two factors: growth of the loan portfolio and targeting loans to smaller companies. Furthermore, the Central Bank created the FCIC 2 for an additional US$16,000 million. The maturity of these obligations is as follows:   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Due within 1 year - 6,048,867 Due after 1 to 2 years - - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 5 years - - Total liabilities to the Central Bank of Chile - 6,048,867 b. Loans from Chilean financial institutions The maturity of these obligations is as follows:   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Due within 1 year 665 46,218 Due after 1 to 2 years 43,545 - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 5 years - - Total loans from domestic financial institutions 44,210 46,218 c. Foreign obligations   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Due within 1 year 2,475,276 3,793,613 Due after 1 to 2 years 830,718 304,384 Due after 2 to 3 years - - Due after 3 to 4 years 181,233 173,417 Due after 5 years 5,311 - Total loans from foreign financial institutions 3,492,538 4,271,414 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued 3. Debt Financial Instruments Issued and Other Financial Obligations Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:   As of September 30, 2024 As of December 31, 2023 Short-term Long-term Total Short-term Long-term Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Mortgage finance bonds 338 13 351 975 254 1,229 Senior bonds 2,607,760 5,452,476 8,060,236 1,849,062 6,076,323 7,925,385 Mortgage bonds - 66,533 66,533 - 74,431 74,431 Issued debt instruments 2,608,098 5,519,022 8,127,120 1,850,037 6,151,008 8,001,045 Other financial liabilities 171,196 - 171,196 296,095 178 296,273 Total 2,779,294 5,519,022 8,298,316 2,146,132 6,151,186 8,297,318 a. Mortgage finance bonds These bills are used to finance mortgage loans. The principal amounts of these are amortized quarterly. These bills are indexed to the UF and yield an interest rate of 5.00% as of September 30, 2024 (5.23% as of December 31, 2023).   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Due within 1 year 338 975 Due after 1 to 2 years 13 254 Due after 2 to 3 years - - Due after 3 to 4 years - Due after 4 to 5 years - - Due after 5 years - - Total mortgage finance bonds 351 1,229 b. Senior bonds The details of senior bonds by currency are as follows: As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Santander Bonds in UF 4,027,628 3,632,979 Santander Bonds in US$ 1,795,525 2,424,045 Santander Bonds in CHF$ 839,323 637,203 Santander Bonds in Ch$ 834,691 619,386 Current bonds in AUD$ 93,914 116,515 Senior bonds in JPY$ 294,436 323,922 Senior bonds in EUR$ 174,719 171,335 Total senior bonds 8,060,236 7,925,385 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued i. Issuance of senior bonds During 2024, the Bank has issued bonds for UF 11,527,000, CLP 101,050,000,000, and CHF 225,000,000 detailed as follows: Series Currency Amount placed Term (years) Annual Issuance rate Issue Date Placement Date Maturity Date AA13 UF 1,795,000 6 years 3.40% 09-01-2023 01-03-2024 09-01-2029 AA14 UF 2,427,000 5 years 3.30% 12-01-2023 02-07-2024 12-01-2028 BSTD141223 UF 2,140,000 5 years 3.30% 12-01-2023 07-09-2024 12-01-2028 BSTD160424 UF 3,000,000 2.5 years 3.20% 04-01-2024 07-05-2024 10-01-2026 BSTD210622 UF 2,165,000 7.5 years 2.75% 06-01-2022 07-09-2024 12-01-2029 Total UF 11,527,000 AA7 CLP 7,350,000,000 3.5 years 6.80% 02-24-2023 01-04-2024 08-01-2026 AA10 CLP 25,000,000,000 3 years 7.10% 03-01-2023 03-25-2024 03-01-2026 AA8 CLP 23,000,000,000 4.5 years 6.70% 03-01-2023 01-05-2024 09-01-2027 AA2 CLP 4,000,000,000 6.5 years 6.20% 12-01-2022 01-11-2024 06-01-2029 AA9 CLP 41,700,000,000 8 years 6.30% 11-01-2022 01-05-2024 11-01-2030 Total CLP 101,050,000,000 Bonos CHF CHF 225,000,000 3 years 2.45% 01-11-2024 01-25-2024 01-25-2027 Total CHF 225,000,000 During 2023, the Bank has issued bonds for UF 7,719,000, USD 30,000,000, CLP 424,400,000,000 y JPY 25,500,000,000 detailed as follows: Series Currency Amount placed Term (years) Annual Issuance rate Issue Date Placement Date Maturity Date W3 UF 2,724,000 7.5 years 1.60% 12-01-2018 02-21-2023 06-01-2026 W5 UF 3,790,000 9 years 1.80% 03-01-2019 01-19-2023 03-01-2028 AA13 UF 1,205,000 6 years 3.40% 09-01-2023 11-23-2023 09-01-2029 Total UF 7,719,000 Bono USD USD 30,000,000 1 year 5.84% 04-12-2023 04-19-2023 04-19-2024 Total US$ 30,000,000 U7 CLP 3,000,000,000 5.5 years 7.00% 03-01-2022 02-24-2023 09-01-2027 T18 CLP 75,000,000,000 5.5 years 7.50% 06-01-2022 01-09-2023 12-01-2027 AA7 CLP 67,650,000,000 3.5 years 6.80% 02-24-2023 02-24-2023 08-01-2026 AA1 CLP 100,000,000,000 6 years 6.60% 03-13-2023 03-13-2023 12-01-2028 AA3 CLP 100,000,000,000 8 years 6.20% 03-16-2023 03-16-2023 09-01-2030 AA10 CLP 25,000,000,000 3 years 7.10% 03-01-2023 06-09-2023 03-01-2026 AA8 CLP 32,500,000,000 4.5 years 6.70% 03-01-2023 06-13-2023 09-01-2027 AA2 CLP 18,250,000,000 6.5 years 6.20% 12-01-2022 12-05-2023 06-01-2029 AA9 CLP 3,000,000,000 8 years 6.30% 11-01-2022 12-20-2023 11-01-2030 Total CLP 424,400,000,000 Bono JPY JPY 10,500,000,000 1 year 0.60% 04-24-2023 04-28-2023 04-28-2024 Bono JPY JPY 7,000,000,000 2 years 0.78% 05-24-2023 05-30-2023 05-30-2025 Bono JPY JPY 8,000,000,000 2 years 0.78% 10-20-2023 10-27-2023 10-27-2025 Total JPY 25,500,000,000 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued ii. Repurchase of senior bonds The Bank made the following partial bond repurchases during 2024: Date Type Currency Amount January 2024 Senior CLP 1,270,000,000 January 2024 Senior UF 2,137,000 January 2024 Senior USD 18,368,000 March 2024 Senior CLP 310,000,000 March 2024 Senior JPY 10,500,000,000 March 2024 Senior UF 932,000 June 2024 Senior UF 216,000 The Bank made the following partial bond repurchases during 2023: Date Type Currency Amount January 2023 Senior UF 13,100 January 2023 Senior UF 44,000 January 2023 Senior UF 45,000 April 2023 Senior UF 80,000 April 2023 Senior UF 30,000 May 2023 Senior CLP 91,000,000,000 July 2023 Senior UF 50,000 December 2023 Senior UF 73,000 December 2023 Senior UF 1,000 iii. Maturities of senior bonds The maturity of the senior bonds is as follows: As of September 30, As of December 31,   2024 2023 Ch$mn Ch$mn Due within 1 year 2,607,760 1,849,062 Due after 1 to 2 years 1,160,642 1,577,424 Due after 2 to 3 years 1,108,250 1,395,929 Due after 3 to 4 years 604,306 559,331 Due after 4 to 5 years 759,166 573,349 Due after 5 years 1,820,112 1,970,290 Total senior bonds 8,060,236 7,925,385 c. Mortgage bonds The detail of mortgage bonds by currency is as follows: As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Mortgage bonds in UF 66,533 74,431 Total mortgage bonds 66,533 74,431 i. Mortgage bond issuances The Bank has not issued any Mortgage Bonds in September 30, 2024, and December 31, 2023. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued ii. Maturity of mortgage bonds The maturity of the mortgage bonds is as follows: As of September 30, As of December 31,   2024 2023 Ch$mn Ch$mn Due within 1 year – – Due after 1 to 2 years – 13,997 Due after 2 to 3 years – 14,398 Due after 3 to 4 years 36,195 14,812 Due after 4 to 5 years – 15,240 Due after 5 years 30,338 15,984 Total mortgage bonds 66,533 74,431 4. Other financial liabilities The composition of other financial liabilities, according to maturity, is summarized below:   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Long-term obligations Due after 1 to 2 years - 78 Due after 2 to 3 years - 86 Due after 3 to 4 years - 14 Due after 4 to 5 years - - Due after 5 years - - Long-term financial liabilities subtotal - 178 Short-term obligations Amount payable for credit card transactions 168,304 171,529 Approval of letters of credit 1,159 - Other long-term financial obligations (short-term portion) 1,733 124,566 Short-term financial obligations subtotal 171,196 296,095 Other financial obligations total 171,196 296,273 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS The balances, as of September 30, 2024, and December 31, 2023, of Regulatory Capital Financial Instruments issued are as follows:   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Regulatory financial instruments issued     Subordinated bonds with transitional recognition - - Subordinated Bonds 1,862,045 1,813,939 Perpetual bond 625,658 608,720 Preferred shares - - Subtotal 2,487,703 2,422,659 Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:   As of September 30, 2024 Short-term Long-term Total   Ch$mn Ch$mn Ch$mn Subordinated bonds with transitional recognition - - - Subordinated Bonds - 1,862,045 1,862,045 Perpetual bond - 625,658 625,658 Preferred shares - - - Total - 2,487,703 2,487,703   As of December 31, 2023 Short-term Long-term Total   Ch$mn Ch$mn Ch$mn Subordinated bonds with transitional recognition - - - Subordinated Bonds - 1,813,939 1,813,939 Perpetual bond - 608,720 608,720 Preferred shares - - - Total - 2,422,659 2,422,659 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS, continued The details of subordinated bonds by currency are as follows:   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn CLP - - US$ 178,454 175,234 UF 1,683,591 1,638,705 Subordinated bond total 1,862,045 1,813,939 The entirety of the Perpetual Bond is in US$ currency. The movement in the balance of Regulatory Capital Financial Instruments issued as of September 30, 2024, and December 31, 2023, is as follows:   Subordinated Bonds Perpetual bond Total   Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 1,813,939 608,720 2,422,659 New issues/placements made - - - Accrued interest at the effective interest rate (subordinated bonds) (3,589) - (3,589) Accrued adjustments due to UF and/or exchange rate 47,122 32,400 79,522 Other movements (Discounts/Hedges/Exchange rate) 4,573 (15,462) (10,889) Balance as of September 30, 2024 1,862,045 625,658 2,487,703   Subordinated Bonds Perpetual bond Total   Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 1,733,870 590,246 2,324,116 New issues/placements made - - - Accrued interest at the effective interest rate (subordinated bonds) 3,947 - 3,947 Accrued adjustments due to UF and/or exchange rate 70,550 - 70,550 Other movements (Discounts/Hedges/Exchange rate) 5,572 18,474 24,046 Balance as of December 31, 2023 1,813,939 608,720 2,422,659 During 2024, the Bank has not issued any regulatory capital instruments. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 24 - PROVISIONS FOR CONTINGENCIES As of September 30, 2024, and December 31, 2023, the composition of the balance of provisions is as follows: As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Provisions for employee benefit obligations 60,540 81,907 Provisions for restructuring plans 4,025 - Provisions for lawsuits and litigations 5,129 4,504 Provisions for customer loyalty and merit programme obligations 38 38 Operational risk 3,603 2,993 Other provisions for other contingencies 36,889 19,339 Total 110,224 108,781 The movement in provisions for contingencies as of September 30, 2024, and December 31, 2023, is shown below:   Provisions For employee benefit obligations Restructuring plans Lawsuits and litigation Provisions for customer loyalty and merit programs Other Contingency Provisions Operational risk Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 81,907 - 4,504 38 2,993 19,339 108,781 Established provisions 51,768 16,983 3,937 - 988 19,372 93,048 Provisions implemented (72,935) (12,958) (2,210) - (378) (1,822) (90,303) Provision release (200) - (1,160) - - - (1,360) Reclassifications - - - - - - Other movements - 58 - - - 58 Balance as of September 30, 2024 60,540 4,025 5,129 38 3,603 36,889 110,224 Balance as of January 1, 2023 99,424 - 5,533 38 5,149 62,682 172,826 Established provisions 72,090 - 556 - 1,254 2,133 76,033 Provisions implemented (72,840) - (1,585) - (3,410) (45,476) (123,311) Provision release (15,474) - - - - - (15,474) Reclassifications - - - - - - Other movements (1,293) - - - - - (1,293) Balance as of December 31, 2023 81,907 - 4,504 38 2,993 19,339 108,781 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED The balances, as of September 30, 2024, and December 31, 2023, of provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments are as follows: As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Provision for payment of common stock dividends 406,776 148,921 Provision for payment of preferred share dividends - - Provision for interest payments on perpetual bond 12,429 5,112 Provision reappreciation of perpetual bond - - Total 419,205 154,033 The movement in the balance of provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued as of September 30, 2024, and December 31, 2023, is as follows: Provision for payment of common stock dividends Provision for payment of preferred stock dividends Provision for interest payments on perpetual bonds Provision for revaluation of perpetual bonds   Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 148,921 - 5,112 - Established provisions 605,338 - 15,575 - Implementation of provisions (347,483) - (8,258) - Provision release - - - - Reclassifying - - - - Other movements - - - - Balance as of September 30, 2024 406,776 - 12,429 - Provision for payment of common stock dividends Provision for payment of preferred stock dividends Provision for interest payments on perpetual bonds Provision for revaluation of perpetual bonds Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 243,883 - 3,625 - Established provisions 593,430 - 15,157 - Implementation of provisions (688,392) - (13,670) - Provision release - - - - Reclassifying - - - - Other movements - - - - Balance as of December 31, 2023 148,921 - 5,112 - Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK As of September 30, 2024, and December 31, 2023, the composition of the balance of the special provisions for credit risk is as follows:   As of September 30, As of December 31, Special provisions for credit risk 2024 2023 Ch$mn Ch$mn Credit risk provisions for contingent claims Guarantees and sureties 5,457 5,354 Letters of credit for goods movement operations 421 877 Debt purchase commitments in local currencies abroad - - Transactions related to contingent events 17,868 18,411 Immediately repayable unrestricted credit lines 15,573 13,746 Unrestricted credit lines - - Other credit commitments 985 1,894 Other contingent loans - - Subtotal 40,304 40,282 Provisions for local risk for operations with debtors domiciled abroad 85 52 Subtotal 85 52 Special provisions for foreign loans - - Subtotal - - Additional provisions for loans Additional provisions for commercial loans 122,000 122,000 Additional provisions for mortgage loans 17,000 17,000 Additional provisions for consumer loans 154,000 154,000 Subtotal 293,000 293,000 Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment - - Subtotal - - Provisions established for credit risk as a result of supplementary prudential requirements 6,000 6,000 Subtotal 6,000 6,000 TOTAL 339,389 339,334 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK, continued The movement in special provisions as of September 30, 2024, and December 31, 2023, is shown below: Special provisions for credit risk as of September 30, 2024 (Ch$mn) Provisions for contingent claims Provisions for local risk Special provisions for foreign loans Additional provisions for loans Provisions for adjustments to minimum provision requirements Provisions due to supplementary prudential requirements Balance as of January 1, 2024 40,282 52 - 293,000 - 6,000 Provision establishment 12,118 88 - - - - Provision application - - - - - - Provision release (12,096) (55) - - - - Other changes in provisions - - - - - - Balance as of September 30, 2024 40,304 85 - 293,000 - 6,000 Special provisions for credit risk as of December 31, 2023 (Ch$mn) Provisions for contingent claims Provisions for local risk Special provisions for foreign loans Additional provisions for loans Provisions for adjustments to minimum provision requirements Provisions due to supplementary prudential requirements Balance as of January 1, 2023 37,969 550 - 293,000 - - Provision establishment 13,938 83 - - - 6,000 Provision application - - - - - - Provision release (11,625) (581) - - - - Other changes in provisions - - - - - - Balance as of December 31, 2023 40,282 52 - 293,000 - 6,000 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 27 - OTHER LIABILITIES The composition of the item 'other liabilities' as of September 30, 2024, and December 31, 2023, is as follows: As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Other liabilities Cash guarantees received for financial derivative transactions (1) 1,632,862 1,081,226 Creditors for intermediation of financial instruments 59,916 36,819 Accounts payable to third parties 386,372 312,882 Valuation adjustments for macro-hedges (2) 46,050 68,781 Revenue liabilities due to income from ordinary activities generated by contracts with customers 2,095 2,679 VAT tax debit payable 20,201 44,861 Pending operations 18,102 18,191 Other liabilities 85,530 118,215 Total 2,251,128 1,683,654 1) Corresponds to guarantees related to certain derivative contracts (threshold transactions). These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favor of or against the Bank. 2) Corresponds to the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro-hedge (Note 12). Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 28 - EQUITY 1. Equity and preferred shares As of September 30, 2024, and December 31, 2023, the Bank has a share capital of Ch$891,303 million comprising 188,446,126,794 authorized shares, which are subscribed and paid in full. All these are ordinary shares with no par value and no preferences. Accordingly, share movements as of September 30, 2024, and December 31, 2023, are as follows: Shares As of September 30, As of December 31, 2024 2023 Issued as of January 1, 188,446,126,794 188,446,126,794 Issuance of paid shares - - Issuance of shares owed - - Exercised stock option - - Total shares 188,446,126,794 188,446,126,794 As of September 30, 2024, and December 31, 2023, the Bank does not hold any treasury shares, nor do the companies that are consolidated by the Bank. As of September 30, 2024, the shareholders' distribution is as follows: Company name or Shareholder name Shares ADRs (*) Total % Of equity holding Santander Chile Holding SA 66,822,519,695 - 66,822,519,695 35.46 % Teatinos Siglo XXI Inversiones S.A. 59,770,481,573 - 59,770,481,573 31.72 % The Bank of New York Mellon (ADRs)* 11,536,479,271 11,536,479,271 6.12 % Banks’ custodies for third parties 16,544,162,694 - 16,544,162,694 8.78 % Pension funds (AFP) on behalf of third parties 20,594,816,035 - 20,594,816,035 10.93 % Stockbrokers on behalf of third parties 5,809,720,458 - 5,809,720,458 3.08 % Other minority holders 7,367,947,068 - 7,367,947,068 3.91 % Total 176,909,647,523 11,536,479,271 188,446,126,794 100% (*) American Depositary Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets. As of December 31, 2023, the distribution of shareholders is as follows: Company name or Shareholder name Shares ADRs (*) Total % Of equity holding Santander Chile Holding SA 66,822,519,695 - 66,822,519,695 35.46 Teatinos Siglo XXI Inversiones S.A. 59,770,481,573 - 59,770,481,573 31.72 The Bank of New York Mellon (ADRs)* - 12,799,964,871 12,799,964,871 6.79 Banks’ custodies for third parties 19,416,795,808 - 19,416,795,808 10.30 Pension funds (AFP) on behalf of third parties 18,392,349,767 - 18,392,349,767 9.76 Stockbrokers on behalf of third parties 5,029,151,233 - 5,029,151,233 2.67 Other minority holders 6,214,863,847 - 6,214,863,847 3.30 Total 175,646,161,923 12,799,964,871 188,446,126,794 100.00 (*) American Depository Receipts (ADR) are certificates issued by a US commercial bank to be traded on the US securities markets. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 28 - EQUITY, continued 2. Reserves At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 17, 2024, along with the approval of the 2023 Consolidated Annual Accounts, the shareholders agreed to distribute 70% of the net income for the year ("Profit attributable to the Bank's shareholders"), which amounted to Ch$496,404 million. This profit represents a dividend of Ch$1.84393687 per share. Additionally, it was approved that 30% of the net income would be allocated to increase Retained Earnings from previous years in the amount necessary to cover the payment of the next three interest payments on perpetual bonds, and to increase the Bank's Reserves and other retained earnings with the remaining amount. As of September 30, 2024, and December 31, 2023 , the balance of reserves corresponds to Ch$3,232,505 million and Ch$3,115,239 million, respectively. 3. Dividends Details of dividend distribution can be found in the Interim Consolidated Statements of Changes in Equity. 4. As of September 30, 2024, and 2023, the composition of diluted profit and basic profit is as follows:   As of September 30,   2024 2023   Ch$mn Ch$mn A. Basic earnings per share Profit attributable to equity holders 581,109 319,486 Weighted average number of outstanding shares 188,446,126,794 188,446,126,794 Basic earnings per share (in Ch$) 3.08 1.70 Diluted earnings per share from continuing operations (in Ch$) 3.08 1.70 B. Diluted earnings per share Profit attributable to equity holders 581,109 319,486 Weighted average number of outstanding shares 188,446,126,794 188,446,126,794 Assumed conversion of convertible debt - - Adjusted number of shares 188,446,126,794 188,446,126,794 Basic earnings per share (in Ch$) 3.08 1.70 Diluted earnings per share from continuing operations (in Ch$) 3.08 1.70 The Bank does not hold any dilutive instruments as of September 30, 2024, and December 31, 2023. 5. Provision for interest payments on perpetual bonds The Bank records interest accrual on the perpetual bond in the Provisions for dividends, interest payments and re-appreciation of issued regulatory capital financial instruments. As of September 30, 2024, and December 31, 2023 , the balance was Ch$12,429 million and Ch$5,112 million, respectively. For further information, please refer to note N 25. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 28 - EQUITY, continued 6. Other comprehensive income from investment instruments and cash flow hedges: As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Investment instruments Balance as of January 1, (89,748) (109,392) Gain (loss) on valuation adjustment of Investment Financial Instruments portfolio before taxes. 59,226 145,257 Reclassifying and adjustment of the portfolio of Financial Investment Instruments - Net realized profit (42,198) (125,613) Subtotal 17,028 19,644 Total (72,720) (89,748) Cash flow hedging Balance as of January 1, 84,416 (118,838) Gain (loss) on valuation adjustment of cash flow hedges before taxes (127,626) 243,366 Reclassifying and adjustments for cash flow hedges before taxes (28,270) (40,112) Amount reclassified from equity included as the book value of non-financial assets and liabilities. Its acquisition or disposal was hedged as a highly probable transition. - - Subtotal (155,896) 203,254 Total (71,480) 84,416 Other comprehensive income before taxes (144,200) (5,332) Income tax related to other comprehensive income components Income tax relating to portfolio of financial investment instruments 19,635 24,231 Income tax relating to cash flow hedges 19,299 (22,792) Total 38,934 1,439 Other comprehensive income, net of tax (105,266) (3,893) Attributable to: Equity holders of the Bank (106,508) (5,242) Non-controlling interest 1,242 1,349 The Bank expects all results included in other comprehensive income will be reclassified to profit or loss when specific conditions are met. 7. Non-controlling interest This includes the net amount of subsidiaries' equity attributable to equity instruments not owned, directly or indirectly, by the Bank, including the portion of profit or loss attributed to them. As of September 30, 2024, and December 31, 2023 , the balance of shareholders’ equity amounts to Ch$4,218,883 million and Ch$4,367,158 million, respectively. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 28 - EQUITY, continued The non-controlling interest's share of equity and the results of affiliates are summarized as follows: Other comprehensive income As of September 30, 2024 Participation of third parties Equity Results Financial assets at fair value through other comprehensive income (OCI) Deferred tax Total other comprehensive income Comprehensive income % Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Subsidiary companies Santander Corredora de Seguros Limitada 0.25 50 5 - - - 5 Santander Corredores de Bolsa Limitada 49.00 28,926 1,476 (147) 40 (107) 1,369 Santander Asesorías Financieras Limitada 0.97 119 85 - - - 85 Santander SA Sociedad Securitizadora 0.36 2 - - - - - Klare Corredora de Seguros SA 49.90 (1,749) (891) - - - (891) Santander Consumer Finance Limitada 49.90 66,036 8,616 - - - 8,616 Subtotal 93,384 9,291 (147) 40 (107) 9,184 Entities controlled through other considerations Santander Gestión de Recaudación y Cobranzas Limitada 100.00 8,615 96 - - - 96 Multiplica Spa 100.00 2,115 (414) - - - (414) PagoNXT Trade Chile SpA 1.00 1,153 1 1 Subtotal 11,883 410 - - - 410 Total 105,267 9,701 (147) 40 (107) 9,594 Other comprehensive income As of December 31, 2023 Participation of third parties Equity Results Financial assets at fair value through other comprehensive income (OCI) Deferred tax Total other comprehensive income Comprehensive income % Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Subsidiary companies Santander Corredora de Seguros Limitada 0.25 45 21 - - - 21 Santander Corredores de Bolsa Limitada 49.00 27,557 2,050 1,109 (299) 810 2,860 Santander Asesorías Financieras Limitada 0.97 35 31 - - - 31 Santander SA Sociedad Securitizadora 0.36 2 (1) - - - (1) Klare Corredora de Seguros SA 49.90 (858) (1,213) - - - (1,213) Santander Consumer Finance Limitada 49.00 57,420 8,148 - - - 8,148 Subtotal 84,201 9,036 1,109 (299) 810 9,846 Entities controlled through other considerations Santander Gestión de Recaudación y Cobranzas Limitada 100.00 8,518 1,530 - - - 1,530 Bansa Santander SA 100.00 28,336 4,087 - - - 4,087 Multiplica Spa 100.00 2,529 (682) - - - (682) PagoNXT Trade Chile SpA 100.00 1,151 439 - - - 439 Subtotal 40,534 5,374 - - - 5,374 Total 124,735 14,410 1,109 (299) 810 15,220 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 28 - EQUITY, continued The summary of financial information for the entities included in the consolidation that have non-controlling interests is as follows (this does not include consolidation or standardization adjustments):   As of September 30, As of December 31, 2024 2023 Assets Liabilities Capital and reserves Net income Assets Liabilities Capital and reserves Net income   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Santander Corredora de Seguros Limitada Subsidiary 37,448 17,635 17,862 1,951 31,758 13,895 9,576 8,287 Santander Corredores de Bolsa Limitada Subsidiary 132,384 73,351 56,021 3,012 99,325 43,087 52,054 4,184 Santander Asesorias Financieras Limitada Subsidiary 14,850 2,528 3,583 8,739 5,023 1,442 354 3,227 Santander S.A. Sociedad Securitizadora Subsidiary 752 328 534 (110) 879 345 709 (175) Klare Corredora de Seguros S.A. Subsidiary 2,071 5,576 (1,719) (1,786) 1,891 3,610 713 (2,432) Santander Consumer Finance Limitada Subsidiary 1,033,015 898,248 117,183 17,584 923,790 806,607 100,555 16,628 Santander Gestión de Recaudación y Cobranzas Limitada SPE* 13,234 4,619 8,518 97 11,273 2,755 6,988 1,530 Bansa Santander S.A. SPE* - - (727) 727 292,937 264,601 24,249 4,087 Multiplica Spa SPE* 3,089 974 2,529 (414) 3,518 989 3,211 (682) PagoNXT Trade Chile SpA SPE* 1,948 795 1,152 1 2,290 1,139 712 439 Total 1,238,791 1,004,054 204,936 29,801 1,372,684 1,138,470 199,121 35,093 Special Purpose Entities: Entities controlled by the Bank through other considerations. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 29 - CONTINGENCIES AND COMMITMENTS 1. Lawsuits and legal procedures As of the date of issuance of these Interim Consolidated Financial Statements, several lawsuits have been filed against the Bank and its affiliates concerning business operations. As of September 30, 2024, the Bank has provisions for this concept, which amount to of Ch$4,504 million (Ch$5,533 million as of December 31, 2023), which are included in the Interim Consolidated Statements of Financial Position under the item 'Provisions for contingencies'. For further information, please refer to Note No 24. Banco Santander To cover the value of legal proceedings in which there are first and second-instance rulings adverse to the interests of Banco Santander or possible alternate outcomes to these, the Bank has made provisions of Ch$4,363 million and Ch$5,284 million as of September 30, 2024, and December 31, 2023, respectively. It is noteworthy that the values have been estimated based on quantitative information from the first instance judgements adverse to the Bank and qualitative information from the process, including expert opinion from the trial, the recommendation from the defense lawyer(s) and experience based on court judgements in similar cases (jurisprudence) pronounced by different courts. Santander Corredores de Bolsa Limitada Lawsuit 'Echeverría vs Santander Corredora de Bolsa' (currently Santander Corredores de Bolsa Ltda), filed before the 21st Civil Court of Santiago, Role C- 21.366-2014, regarding compensation for damages due to failures in the purchase of shares, the amount of the claim is Ch$60 million. As of September 30, 2024, this lawsuit is pending the dismissal of the case and the resolution of the motion for abandonment of proceedings filed by the Brokerage Firm. Lawsuit 'Chilena de Computación vs Banco Santander and Santander Corredores de Bolsa' filed before the 3rd Civil Court of Santiago, Role C-12325-2020. As of September 30, 2024, the lawsuit is in the discussion stage, the documents requested by the Court have been exhibited, and possible actions by the petitioners are pending. Santander Corredora de Seguros Limitada Existing lawsuits amount to UF 15,493, which mainly relate to assets under leasing. Our lawyers have not estimated any material losses from these lawsuits. Santander Consumer Finance Limitada Currently, there are 42 lawsuits corresponding to processes mainly related to clients. Our lawyers have not estimated any material losses from these lawsuits. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued 2. Contingent loans The Bank entered various irrevocable commitments and contingent obligations to meet customers' needs. Although these obligations should not be recognized in the Interim Consolidated Statements of Financial Position, they contain credit risk and are part of the Bank's overall risk. The following table shows the contractual amounts that oblige the Bank to grant loans: d   Contingent loans As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Guarantees and sureties 437,231 494,104 Guarantees and sureties in Chilean currency 199,030 193,144 Guarantees and sureties in foreign currency 238,201 300,960 Letters of credit for goods movement transactions 311,308 262,496 Transactions related to contingent events 1,782,751 1,641,510 Transactions related to contingent events in Chilean currency 1,221,200 1,179,242 Transactions related to contingent events in foreign currencies 561,551 462,268 Immediately repayable unrestricted credit lines 10,115,297 9,490,141 Other credit commitments 136,889 314,318 Loans for secondary education under Law No. 20,027 (CAE) 486 813 Other irrevocable credit commitments 136,403 313,505 Total 12,783,476 12,202,569 3. Third-party and custody operations The Bank holds securities in the normal course of its business as follows:   As of September 30, As of December 31, 2024 2023   Ch$mn Ch$mn Third-party operations Collections 71,217 80,597 Transferred financial assets managed by the Bank 6,607 8,183 Assets from third parties managed by the Bank 1,763,959 1,325,795 Subtotal 1,841,783 1,414,575 Custody of securities Securities held in custody by a banking subsidiary deposited in another entity 809,407 742,078 Securities held in custody by the bank 15,527,727 8,762,559 Securities issued by the bank 21,994,521 18,151,391 Subtotal 38,331,655 27,656,028 Total 40,173,438 29,070,603 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued 4. Guarantees Banco Santander-Chile has a comprehensive bank policy for Employee Fidelity coverage No 30129 in force with Compañía de Zurich Chile Seguros Generales S.A., with coverage of US$50,000,000 per claim with an annual cap of US$100,000,000, which jointly covers the Bank and its subsidiaries with an expiration date of June 30, 2025. Santander Corredores de Bolsa Limitada As of September 30, 2024, the Company has guarantees deposited with the Santiago Stock Exchange to cover securities lending operations carried out by the Company's own portfolio for a total of Ch$9,353 million (Ch$18,370 million as of December 31, 2023). Furthermore, as of September 30, 2024, the Company holds a guarantee with CCLV Contraparte Central SA, amounting to Ch$10,118 million in cash (Ch$10,172 million as of September 30, 2023). To ensure the correct and full compliance with all its obligations as a stockbroker, as required by articles 30 et seq. of Law No 18,045 regarding Securities Markets, the Company has delivered fixed-income securities to the Santiago Stock Exchange for a present value of Ch$1,012 million as of September 30, 2024 (Ch$1,038 million as of December 31, 2023). This corresponds to a fixed-term time deposit with Banco Santander maturing on January 6, 2025. As of September 30, 2024, the company has a guarantee for share lending for an amount equal to Ch$9,920 million (Ch$3,524 million as of December 31, 2023). As of September 30, 2024, the Company has a guaranteed bond No B28695 from Banco Santander Chile, in the amount of USD$300,000 and whose maturity date is April 22, 2025, to comply with the provisions of general rule No 120 of the FMC regarding the operation of placement, transfer and redemption agent of Morgan Stanley funds, which covers participants who acquire quotas of Morgan Stanley Sicav open-end foreign funds. Santander Corredora de Seguros Limitada As required by Circular No 1,160 of the FMC (ex-SVS), the company has procured an insurance policy to guarantee correct and full compliance with all obligations arising from its operations as an insurance broker. The insurance policy for insurance brokers N°10053314, which covers UF 500, and the professional liability policy for insurance brokers N°10053314, for an amount equivalent to UF 60,000, were contracted with Compañía de Seguros Generales Consorcio Nacional de Seguros SA. Both policies are valid from April 15, 2024, to April 14, 2025. The company has a guaranteed bond to ensure faithful compliance with the terms of the public bidding process for fire plus earthquake insurance for the bank's housing mortgage portfolio and professional services, amounting to UF 500 and UF 10,000 with the same financial institution, both with maturity dates of December 31, 2024. Klare Corredora de Seguros S.A. As required by Circular No 1,160 of the FMC, the company has procured an insurance policy to guarantee correct and full compliance with all obligations arising from its operations as an insurance intermediary. The insurance policy for insurance brokers N°10052791, which covers UF 500, and the professional liability policy for insurance brokers N°10052790, for an amount equivalent to UF5,091, were contracted with Compañía de Seguros Generales Consorcio Nacional de Seguros SA. Both policies are valid from April 15, 2024, to April 14, 2025. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 30 - INTEREST INCOME AND EXPENSES This comprises the interest accrued in the year for all financial assets whose performance, implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are valued at their fair value, as well as product rectifications as a consequence of hedge accounting. 1. As of September 30, 2024, and 2023, the composition of interest income is as follows: For the period of 9 months until September 30, For the quarter ended September 30,   2024 2023 2024 2023   Ch$mn Ch$mn Ch$mn Ch$mn Financial assets at amortized cost Rights under repurchase and securities lending agreements 2,122 58 1,616 46 Debt financial instruments 180,384 44,696 46,838 15,467 Interbank loans 670 491 2 174 Commercial loans 950,977 951,524 310,314 328,809 Mortgage loans 448,586 381,056 152,831 133,023 Consumer loans 627,269 577,977 212,953 201,945 Other financial instruments 108,342 134,285 33,299 47,942 Subtotal 2,318,350 2,090,087 757,853 727,406 Financial assets at fair value through other comprehensive income Debt financial instruments 115,595 353,710 30,422 125,930 Other financial instruments 3,235 6,434 1,032 1,535 Subtotal 118,830 360,144 31,454 127,465 Results of interest rate-risk hedge accounting 310,860 409,381 95,061 132,506 Total interest income 2,748,040 2,859,612 884,368 987,377 As of September 30, 2024, and 2023, the amount of suspended interest income is as follows: As of September 30, 2024 2023 Off-balance sheet - interest income Ch$mn Ch$mn Commercial loans 25,194 18,386 Mortgage loans 8,034 2,896 Consumer loans 3,263 2,164 Total 36,491 23,446 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 30 - INTEREST INCOME AND EXPENSES, continued 2. As of September 30, 2024, and 2023 , the composition of interest expense is as follows: For the period of 9 months until September 30, For the quarter ended September 30,   2024 2023 2024 2023   Ch$mn Ch$mn Ch$mn Ch$mn Financial liabilities at amortized cost   Deposits and other demand liabilities (9,428) (9,658) (3,213) (3,280) Time deposits and other term equivalents (729,675) (920,877) (223,450) (325,213) Obligations under repurchase and securities lending agreements (24,915) (37,104) (12,318) (16,026) Interbank borrowing (202,660) (162,389) (66,241) (62,973) Debt financial instruments issued (197,785) (168,575) (66,291) (60,275) Other financial liabilities (52,505) (38,285) (21,350) (13,111) Subtotal (1,216,968) (1,336,888) (392,863) (480,878) Obligations under leasing contracts (5,491) (2,503) (1,956) (915) Regulatory capital financial instruments issued (51,451) (47,882) (17,983) (15,701) Results of interest rate-risk hedge accounting (392,878) (981,668) (65,040) (299,134) Total interest expenses (1,666,788) (2,368,941) (477,842) (796,628) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 31 - READJUSTMENT INCOME AND EXPENSE This line item includes the accrued inflation adjustments during the period for all financial assets whose yield, whether implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are measured at fair value, as well as adjustments to income resulting from accounting hedges. 1. As of September 30, 2024, and 2023, the composition of readjustment income is as follows:   For the period of 9 months until September 30, For the quarter ended September 30, 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Financial assets at amortized cost   Rights under repurchase and securities lending agreements - - - - Debt financial instruments 50,961 50,584 15,680 4,775 Interbank loans - - - - Commercial loans 187,660 189,991 54,902 19,700 Mortgage loans 513,913 490,686 154,730 50,542 Consumer loans 132 174 39 24 Other financial instruments 1,551 1,902 414 258 Subtotal 754,217 733,337 225,765 75,299 Financial assets at fair value through other comprehensive income Debt financial instruments 9,853 9,319 3,205 799 Other financial instruments 288 444 78 38 Subtotal 10,141 9,763 3,283 837 Results of hedge accounting of the UF readjustment risk (444,131) (391,309) (119,628) (50,946) Total readjustment income 320,227 351,791 109,420 25,190 As of September 30, 2024, and 2023, the amount of suspended readjustment income is as follows: As of September 30, 2023 2022 Off-balance sheet - readjustment income Ch$mn Ch$mn Commercial loans 22,975 18,569 Mortgage loans 24,170 11,297 Consumer loans 190 108 Total 47,335 29,974 2. As of September 30, 2024, and 2023, the composition of the inflation readjustment expenses, including the results from hedge accounting, is as follows: For the period of 9 months until September 30, For the quarter ended September 30, 2024 2023 2024 2023   Ch$mn Ch$mn Ch$mn Ch$mn Readjustment expenses Deposits and other demand liabilities (2,819) (2,807) (855) (290) Time deposits and other term equivalents (28,304) (44,738) (7,618) (2,835) Obligations under repurchase and securities lending agreements - - - - Interbank borrowing - - - - Debt financial instruments issued (122,399) (120,846) (36,239) (11,539) Other financial liabilities (10,050) (11,544) (2,354) (1,108) Financial instruments of regulatory capital issued (47,123) (45,672) (14,231) (4,541) Result of UF, PPI and CPI risk hedge accounting. 106,797 125,298 22,483 15,535 Total expense for readjustments (103,898) (100,309) (38,814) (4,778) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 32 - COMMISSION INCOME AND EXPENSES This comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:   For the period of 9 months until September 30, For the quarter ended September 30,   2024 2023 2024 2023   Ch$mn Ch$mn Ch$mn Ch$mn Income from commissions and services rendered Commissions for prepayment of loans 12,376 10,340 4,567 4,289 Commissions for loans with letters of credit 38 1,195 13 1,120 Commissions for credit lines and current accounts overdraft 1,602 3,277 376 35 Commissions for guarantees and letters of credit 26,256 26,523 8,411 8,768 Commissions for card services 362,098 308,238 125,320 107,257 Commissions for account management 54,101 43,835 18,879 14,745 Commissions for collections and payments 48,591 48,455 16,927 17,651 Commissions for brokerage and management of securities 7,893 7,292 2,361 2,805 Commissions for factoring services 46,739 48,158 15,266 16,300 Commissions for securitization 998 1,080 284 311 Other commissions earned for services rendered 25,629 12,634 9,579 689 Other commissions earned 121,936 119,040 42,152 41,245 Total 708,257 630,067 244,135 215,215 This item comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:   For the period of 9 months until September 30, For the quarter ended September 30,   2024 2023 2024 2023   Ch$mn Ch$mn Ch$mn Ch$mn Expenses for commissions and services rendered Commissions for card operation services (113,180) (92,425) (38,941) (33,056) License fees for the use of card brands (4,597) (3,773) (1,557) (1,021) Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment (370) (12,632) (58) (4,644) Expenses for obligations of consumer loyalty and merit programs for client cards (89,743) (71,252) (29,138) (24,314) Commissions for securities transactions (9,250) (6,597) (3,073) (2,486) Other commission paid for services received (82,798) (55,982) (25,072) (28,144) Total (299,938) (242,661) (97,839) (93,665) Total net fee and commission income and expenses 408,319 387,406 146,296 121,550 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued This item presents the income and expenses from commissions generated by the different segments of business and the revenue recognition schedule for ordinary activities.   Segments Revenue recognition schedule for ordinary activities For the period of 9 months until September 30, 2024 Individuals + SMEs Wealth Management & Insurance Middle- market Global Corporate Banking Other Total Transferred through time Transferred at a specific time Accrual model Total Total Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Commission income Commissions for prepayment of loans 11,487 32 640 562 (345) 12,376 - 12,376 - Commissions for loans with letters of credit 38 - - - - 38 - 38 - Commissions for credit lines and current accounts overdraft 511 - 108 860 123 1,602 560 1,042 - Commissions for guarantees and letters of credit 7,029 38 9,968 9,188 33 26,256 25,660 596 - Commissions for card services 340,849 2,915 13,017 3,519 1,798 362,098 61,830 300,268 - Commissions for account management 52,187 115 1,543 912 (656) 54,101 49,215 4,886 - Commissions for collections and payments 72,208 (22,436) 4,716 6,122 (12,019) 48,591 - 31,568 17,023 Commissions for brokerage and management of securities 663 1,185 197 2,449 3,399 7,893 - 7,893 - Commissions for brokerage of insurance and insurance advisory 144 46,471 42 - 82 46,739 - - 46,739 Commissions for factoring services 328 - 218 452 - 998 - 998 - Commissions for financial advice (6) 1 3,766 12,993 8,875 25,629 - 25,629 - Other commissions earned 99,133 11,064 8,984 11,114 (8,359) 121,936 - 121,936 - Subtotal 584,571 39,385 43,199 48,171 (7,069) 708,257 137,265 507,230 63,762 Commission expenses Commissions for card operation services (101,621) (602) (6,392) (2,653) (1,912) (113,180) - (113,180) - License fees for the use of card brands (3,790) (49) (486) (178) (94) (4,597) - (4,597) - Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment (370) - - - - (370) - (370) - Expenses for obligations of consumer loyalty and merit programs for client cards (87,106) (1,729) - - (908) (89,743) - (89,743) - Commissions for securities transactions - - - (1,990) (7,260) (9,250) - (9,250) - Other commission paid for services received (57,243) (19,091) (3,474) (2,488) (502) (82,798) - (82,798) - Subtotal (250,130) (21,471) (10,352) (7,309) (10,676) (299,938) - (299,938) - Total net fee and commission income and expenses 334,441 17,914 32,847 40,862 (17,745) 408,319 137,265 207,292 63,762 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued Segments Revenue recognition schedule for ordinary activities For the period of 9 months until September 30, 2023 Individuals + SMEs Wealth Management & Insurance Middle- market Global Corporate Banking Other Total Transferred through time Transferred at a specific time Accrual model Total Total Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Commission income Commissions for prepayment of loans 8,494 27 1,554 17 248 10,340 - 10,340 - Commissions for loans with letters of credit 1,185 5 4 - 1 1,195 - 1,195 - Commissions for credit lines and current accounts overdraft 2,343 (1) (257) 1,207 (15) 3,277 2,418 859 - Commissions for guarantees and letters of credit 3,251 54 13,917 8,228 1,073 26,523 25,920 603 - Commissions for card services 263,909 2,488 23,650 18,087 104 308,238 56,414 251,824 - Commissions for account management 40,792 69 2,293 674 7 43,835 38,715 5,120 - Commissions for collections and payments 66,539 442 6,993 6,364 (31,883) 48,455 - 30,068 18,387 Commissions for brokerage and management of securities 54 1,379 512 5,225 122 7,292 - 7,292 - Commissions for brokerage of insurance and insurance advisory 180 48,088 36 - (146) 48,158 - 48,158 Commissions for factoring services 102 - 429 406 143 1,080 - 1,080 - Commissions for financial advice 92 - 3,688 2,552 6,302 12,634 - 12,634 - Other commissions earned 89,602 6,760 14,466 6,659 1,553 119,040 - 119,040 - Total 476,543 59,311 67,285 49,419 (22,491) 630,067 123,467 440,055 66,545 Commission expenses Commissions for card operation services (78,091) (442) (11,631) (2,367) 106 (92,425) - (92,425) - License fees for the use of card brands (3,150) (55) (568) 7 (7) (3,773) - (3,773) - Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment (11,914) (237) (435) (46) - (12,632) - (12,632) - Expenses for obligations of consumer loyalty and merit programs for client cards (69,106) (1,371) (741) - (34) (71,252) - (71,252) Commissions for securities transactions - - - (5,328) (1,269) (6,597) - (6,597) - Other commission paid for services received (18,703) (40,331) (26,763) (5,766) 35,581 (55,982) - (55,982) - Total (180,964) (42,436) (40,138) (13,500) 34,377 (242,661) - (242,661) - Total net fee and commission income and expenses 295,579 16,875 27,147 35,919 11,886 387,406 123,467 197,394 66,545 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued   Segments Revenue recognition schedule for ordinary activities For the quarter ended September 30, 2024 Individuals + SMEs Middle- market Global Corporate Banking Other Total Transferred through time Transferred at a specific time Accrual model Total Total Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Commission income Commissions for prepayment of loans 4,320 159 280 (199) 4,567 - 4,567 - Commissions for loans with letters of credit 13 - - - 13 - 13 - Commissions for credit lines and current accounts overdraft 172 10 195 (1) 376 (666) 1,042 - Commissions for guarantees and letters of credit 2,227 3,579 2,897 (302) 8,411 7,815 596 - Commissions for card services 117,081 4,701 1,337 1,221 125,320 35,784 89,536 - Commissions for account management 18,404 499 297 (358) 18,879 13,993 4,886 - Commissions for collections and payments 26,487 1,629 2,511 (13,893) 16,927 - 28,084 (11,157) Commissions for brokerage and management of securities 177 93 1,047 463 2,361 - 2,361 - Commissions for brokerage of insurance and insurance advisory 46 18 - 82 15,266 - - 15,266 Commissions for factoring services 100 69 115 - 284 - 284 - Commissions for financial advice - - - 9,579 9,579 - 9,579 - Other commissions earned 33,937 4,641 8,556 (9,197) 42,152 - 42,152 - Total 202,964 15,398 17,235 (12,605) 244,135 56,926 183,100 4,109 Commission expenses Commissions for card operation services (34,229) (2,354) (996) (1,197) (38,941) - (38,941) - License fees for the use of card brands (1,223) (184) (81) (56) (1,557) - (1,557) - Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment (58) - - - (58) - (58) - Expenses for obligations of consumer loyalty and merit programs for client cards (28,232) - - (338) (29,138) - (29,138) - Commissions for securities transactions - - (464) (2,609) (3,073) - (3,073) - Other commission paid for services received (15,557) (1,057) (911) 7,356 (25,072) - (25,072) - Total (79,299) (3,595) (2,452) 3,156 (97,839) - (97,839) - Total net fee and commission income and expenses 123,665 11,803 14,783 (9,449) 146,296 56,926 85,261 4,109 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued Segments Revenue recognition schedule for ordinary activities For the quarter ended September 30, 2023 Individuals + SMEs Middle- market Global Corporate Banking Other Total Transferred through time Transferred at a specific time Accrual model Total Total Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Commission income Commissions for prepayment of loans 3,296 798 18 165 4,289 - 4,289 - Commissions for loans with letters of credit 1,110 4 - 1 1,120 - 1,120 - Commissions for credit lines and current accounts overdraft (175) 38 195 (19) 35 (824) 859 - Commissions for guarantees and letters of credit 1,068 4,897 2,221 558 8,768 8,165 603 - Commissions for card services 90,717 8,364 7,220 49 107,257 16,217 91,040 - Commissions for account management 13,724 783 208 6 14,745 9,625 5,120 - Commissions for collections and payments 23,180 2,407 1,926 (10,009) 17,651 - 23,907 (6,256) Commissions for brokerage and management of securities 17 234 2,031 20 2,805 - 2,805 - Commissions for brokerage of insurance and insurance advisory 74 9 - (60) 16,300 - (31,858) 48,158 Commissions for factoring services 27 125 132 27 311 - 311 - Commissions for financial advice - 417 272 - 689 - 689 - Other commissions earned 29,009 4,919 1,790 3,212 41,245 - 41,245 - Total 162,047 22,995 16,013 (6,050) 215,215 33,183 140,130 41,902 Commission expenses Commissions for card operation services (27,885) (4,284) (997) 306 (33,056) - (33,056) - License fees for the use of card brands (821) (184) 13 (5) (1,021) - (1,021) - Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment (4,318) (193) (22) - (4,644) - (4,644) - Expenses for obligations of consumer loyalty and merit programs for client cards (23,559) (254) - (34) (24,314) - (71,252) 46,938 Commissions for securities transactions - - (2,212) (274) (2,486) - (2,486) - Other commission paid for services received (5,280) (9,339) (1,387) 533 (28,144) - (28,144) - Total (61,863) (14,254) (4,605) 526 (93,665) - (140,603) 46,938 Total net fee and commission income and expenses 100,184 8,741 11,408 (5,524) 121,550 33,183 (473) 88,840 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 33 - NET FINANCIAL INCOME This line item includes the amount of adjustments due to changes in financial instruments, except those attributable to accrued interest from the application of the effective interest rate method for asset value adjustments, as well as the results obtained from their sale. As of September 30, 2024, and 2023, the detail of the results from financial operations is as follows: For the period of 9 months until September 30, For the quarter ended September 30, 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Results from financial assets held for trading at fair value through profit or loss Financial derivatives contracts (21,503) 114,734 (11,645) (11,867) Debt financial instruments 19,513 (14,107) 19,692 (14,541) Other financial instruments 49 77 18 18 Subtotal (1,941) 100,704 8,065 (26,390) Results from financial liabilities held for trading at fair value through profit or loss   Financial derivatives contracts - - - - Other financial instruments - - - - Subtotal - - - - Financial results from financial assets not held for trading mandatory measured at fair value through profit or loss   Debt financial instruments - - - - Other - - - - Subtotal - - - - Financial results from financial assets designated at fair value through profit or loss Debt financial instruments - - - - Other financial instruments - - - - Subtotal - - - - Financial results from financial liabilities designated at fair value through profit or loss Demand deposits and other demand liabilities, and time deposits and other term equivalents - - - - Issued debt instruments - - - - Other - - - - Subtotal - - - - Financial results on recognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income Financial assets at amortized cost 365 825 322 1,802 Financial assets at fair value through other comprehensive income (42,188) (37,559) 4,270 1,677 Financial liabilities at amortized cost 1,110 4,849 15 18 Financial instruments of regulatory capital issued - - - - Subtotal (40,713) (31,885) 4,607 3,497 Total (42,654) 68,819 12,672 (22,893) Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 33 - NET FINANCIAL INCOME, continued As of September 30, 2024, and 2023, the details of the financial results from foreign exchange, foreign exchange restatement, and hedge accounting of foreign currencies are as follows: For the period of 9 months until September 30, For the quarter ended September 30, 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Financial results from foreign exchange, foreign exchange restatements and hedging of foreign currencies   Result from foreign exchange (38,111) (131,704) 288,921 (387,375) Exchange rate readjustment results 2,709 (11,386) (5,203) (3,187) Financial assets held for trading at fair value through profit or loss - (16,550) - (15,024) Non-trading financial assets mandatory measured at fair value through profit or loss - - - - Financial assets designated at fair value through profit or loss - - - - Financial assets at fair value through other comprehensive income - - - - Financial assets at amortized cost 2,145 4,711 (5,544) 11,620 Other assets - (14) - - Financial liabilities at amortized cost - - - - Financial liabilities held for trading at fair value through profit or loss 565 467 342 217 Financial liabilities designated at fair value through profit or loss - - - - Financial instruments of regulatory capital issued - - - - Net result of derivatives in foreign currency risk hedge accounting 258,536 317,815 (224,291) 494,661 Subtotal 223,134 174,725 59,427 104,099 Financial results from reclassifying financial assets due to changes in the business model From financial assets at amortized cost to financial assets for trading at fair value through profit or loss 0 0 0 0 From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss 0 0 0 0 Subtotal 0 0 0 0 Other financial results from changes in financial assets and liabilities Financial assets at amortized cost 0 0 0 0 Financial assets at fair value through other comprehensive income 0 0 0 0 Financial liabilities at amortized cost 0 0 0 0 Obligations under leasing contracts 0 0 0 0 Financial instruments of regulatory capital issued 0 0 0 0 Subtotal 0 0 0 0 Other financial results from ineffective hedge accounting 0 0 0 0 Other financial results from other hedge accounting 0 0 0 0 Subtotal 0 0 0 0 Total Net financial income 180,480 243,544 72,099 81,206 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES The Interim Consolidated Financial Statements present results from investments in companies of Ch$6,478 million as of September 30, 2024 and Ch$6,406 million as of September 30, 2023, according to the following detail: For the period of 9 months until September 30, 2024, and 2023 Participation Result from investments 2024 2023 2024 2023% % Ch$mn Ch$mn Companies Redbanc S.A. 33.43 33.43 807 211 Transbank S.A 25.00 25.00 3,330 3,676 Centro de Compensación Automatizado S.A 33.33 33.33 1,216 1,152 Sociedad Interbancaria de Depósito de Valores S.A 29.29 29.29 383 347 Cámara de Compensación de Alto Valor S.A. 14.27 15.00 68 63 Administrador Financiero del Transantiago S.A. 20.00 20.00 441 490 Servicios de Infraestructura de Mercado OTC S.A. 12.48 12.48 123 107 Subtotal 6,368 6,046 Shares or rights in other companies Trading Exchanges 109 360 Other 2 - Subtotal 111 360 Total 6,478 6,406 For the quarter ended September 30, 2024, and 2023 Participation Result from investments 2024 2023 2024 2023% % Ch$mn Ch$mn Companies Redbanc S.A. 33.43 33.43 421 15 Transbank S.A 25.00 25.00 851 1,229 Centro de Compensación Automatizado S.A 33.33 33.33 465 399 Sociedad Interbancaria de Depósito de Valores S.A 29.29 29.29 154 142 Cámara de Compensación de Alto Valor S.A. 14.27 15.00 60 9 Administrador Financiero del Transantiago S.A. 20.00 20.00 177 201 Servicios de Infraestructura de Mercado OTC S.A. 12.48 12.48 43 63 Subtotal 2,171 2,058 Shares or rights in other companies Trading Exchanges 109 151 Other (11) - Subtotal 98 151 Total 2,268 2,209 For more detailed financial information on the companies, see Note 14. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 35 - NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS The composition of the result on non-current assets and disposable groups that do not classify as discontinued transactions (assets received in lieu of payment) is as follows:   For the period of 9 months until September 30, For the quarter ended September 30,   2024 2023 2024 2023   Ch$mn Ch$mn Ch$mn Ch$mn Net results from assets received in payment or awarded in a judicial auction Results from the sale of goods received in payment or awarded in a judicial auction 2,237 6,677 (92) 2,733 Other income from assets received in lieu of payment or awarded in a judicial auction 5,981 19,456 2,673 10,477 Provisions for adjustments to the net realizable value of assets received in lieu of payment or awarded in a judicial auction (1,255) (187) (789) (115) Charge-offs of assets received in payment or awarded in a judicial auction (11,178) (15,984) (4,390) (4,961) Expenses for maintenance of assets received in lieu of payment or awarded in a judicial auction (2,780) (2,368) (473) (451) Non-current assets held for sale and disposal group 3,532 3,788 151 1,504 Total (3,463) 11,382 (2,920) 9,187 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 36 - OTHER OPERATING INCOME AND EXPENSES 1. Other operating income is comprised of the following items:   For the period of 9 months until September 30, For the quarter ended September 30,   2024 2023 2024 2023   Ch$mn Ch$mn Ch$mn Ch$mn Compensation from insurance companies for claims other than operational risk events 59 25 - 25 Income from expense recovery 235 436 69 47 Rental income 536 627 198 210 Recovery from insurance companies 2,876 — (1,507) — Other income 2,930 1,977 1,059 1,077 Total 6,636 3,065 (181) 1,359 2. Other operating expense is comprised of the following items: For the period of 9 months until September 30, For the quarter ended September 30,   2024 2023 2024 2023   Ch$mn Ch$mn Ch$mn Ch$mn Expenditure on insurance premiums to cover operational risk events (27,089) (8,888) (7,515) (5,973) Provisions for operational risk (2,400) (569) (493) 730 Operational risk event expense recoveries 23,480 2,356 9,222 230 Restructuring plans (25,995) - (8,822) - Provisions for lawsuits and litigations (429) (712) (92) (134) Expenses from financial leasing credit operations (4,067) (3,885) (1,593) (1,313) Expenses for factoring credit operations (66) (628) (20) (181) Other operating expenses (10,995) (323) (3,402) (3,715) Total (77,446) (18,035) (21,295) (10,572) Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 37 – EXPENSES FROM OBLIGATIONS TO EMPLOYEES Expenses from obligations to employees as of September 30, 2024, and 2023, are as follows:   For the period of 9 months until September 30, For the quarter ended September 30,   2024 2023 2024 2023   Ch$mn Ch$mn Ch$mn Ch$mn Employee benefits (short-term) (269,938) (267,865) (97,646) (90,847) Employee benefits (long-term) (12,037) (10,240) (3,664) (3,561) Expenses of employment benefits related to contract terminations (9,588) (31,690) (2,223) (8,950) Expenses for defined benefit post-employment plan obligations (186) (538) 457 199 Other human resources costs (6,639) (6,476) (2,072) (2,509) Total (298,388) (316,809) (105,148) (105,668) Share-based compensation (settled in cash) The Bank provides certain executives of the Bank and its affiliates a share-based payment benefit, which is settled in cash according to the requirements of IFRS 2. Accordingly, the Bank measures services received, and liabilities incurred at fair value. Until settlement of the liability, the Bank determines the liability's fair value at the end of each reporting period and on the settlement date, with any fair value changes recognized in the period results. Pension plan The Bank has an additional benefit available to its senior executives, consisting of a pension plan with funds to provide for a better complementary pension upon retirement. In this respect, the Bank will complement the voluntary contributions made by beneficiaries for their future pension with an equal contribution. Executives shall earn the right to receive this benefit only if they meet the following concurrent conditions: a. Aimed at the Group's senior management. b. The general requirement for eligibility is to be still employed when they are 60 years old. c. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs. d. Periodic contributions will be made equal to the amount each manager commits to their voluntary contribution plan. e. The Bank will be responsible for granting the benefits directly. In the event of termination of the employment relationship between the executive and the respective company before meeting the conditions described above, no entitlement shall accrue to them under this benefit plan. Exceptionally, in the event of the manager's death or their total or partial disability, the manager or their heirs shall be entitled to receive this benefit as the case may be. The Bank will contribute to this benefit plan based on mixed group insurance policies, the beneficiary of which is the Bank. The life insurance company with which these policies are contracted is unrelated to the Bank or any other Group company. The Bank's entitlements under the plan as of September 30, 2024 amounted to Ch$5,582 million (Ch$5,260 million as of December 31, 2023). The Bank has quantified the amounts of the defined benefit obligations based on the following criteria: Calculation method: The projected unit credit method is used, which considers each year of service as generating an additional unit of benefit entitlement and values each unit separately. It is calculated according to the fund contribution that considers as the main parameters the factors related to the legal annual pension ceiling, the years of service, age and annual income of each unit valued individually. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 37 – EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued Actuarial assumptions used: Actuarial assumptions regarding demographic and financial variables are unbiased and mutually compatible. The most significant actuarial assumptions considered in the calculations were: The assets related to the savings fund that the Bank to the Compañía de Seguros Euroamérica contributed for particular service plans are presented in the net-related commitments. The assumptions used are as follows: Post-Employment Plans As of September 30, As of December 31, 2024 2023 Mortality chart RV-2014 RV-2014 Termination of contract rate 5.0% 5.0% Impairment chart PDT 1985 PDT 1985 The movement in the period for post-employment benefits is as follows:   As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Assets for defined post-employment benefits 5,582 5,260 Commitments for defined benefit plans With active personnel (5,213) (5,027) Caused by inactive personnel - - Minus: Unrecognized actuarial (gains) losses - - Balances at the end of the period 369 233 The period cash flow for post-employment benefits is as follows:   As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Fair value of plan assets Balance at the beginning of the period 5,260 6,819 Expected return on insurance contracts 268 539 Employer contributions 1,004 1,269 Actuarial (gains) losses - - Premiums paid - - Benefits paid (950) (3,367) Fair value of plan assets at the end of the period 5,582 5,260 Present value of obligations Present value of the obligations at the beginning of the period (5,027) (6,277) Net incorporation of companies into the Group - - Current period service costs (186) 1,250 Reduction/settlement effects - - Benefits paid - - Past service costs - - Actuarial (gains) losses - - Other movements - - Present value of obligations at the end of the period (5,213) (5,027) Net balance at the end of the period 369 233 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 37 – EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued Expected performance of the Plan:   As of September 30, As of December 31, 2024 2023 Expected rate of return on plan assets UF + 2,50% per year UF + 2,50% per year Expected rate of return on redemption rights UF + 2,50% per year UF + 2,50% per year Costs related to the Plan:   As of September 30, As of December 31, 2024 2023 Ch$mn Ch$mn Current period service costs (186) 1,250 Interest cost - - Expected return on plan assets 268 539 Extraordinary allocations - - Actuarial (gains)/losses recorded in the period - - Past service cost - - Other - - Total 82 1,789 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 38 - ADMINISTRATIVE EXPENSE As of September 30, 2024, and 2023, Administrative Expenses is composed of the following items:   For the period of 9 months until September 30, For the quarter ended September 30,   2024 2023 2024 2023   Ch$mn Ch$mn Ch$mn Ch$mn General administrative expenses (164,228) (130,372) (55,922) (43,379) Expenses for short-term lease agreements (13,738) (5,702) (4,674) (1,425) Expenses for low-value leases - - - - Other expenses for lease obligations (104) (34) (65) (6) Maintenance and repair of fixed assets (19,667) (16,921) (6,718) (5,313) Insurance premiums except to cover operational risk events (3,931) (3,320) (1,218) (901) Office Supplies (4,003) (3,576) (1,549) 293 IT and communication expenses (71,997) (59,135) (25,517) (21,584) Lighting, heating, and other utilities (4,610) (3,572) (1,646) (979) Security and valuables transport services (14,905) (16,556) (4,396) (6,797) Representation and personnel travel expenses (2,530) (1,619) (1,039) (597) Judicial and notarial expenses (1,092) (957) (379) (302) Fees for review and audit of the financial statements by the external auditor (1,405) (1,061) (285) (318) Fees for advisory and consultancy services provided by the external auditor - - - - Fees for advisory and consultancy services provided by other audit firms (126) (150) (56) (62) Fees for securities classification - - - - Fees for other technical reports (6,135) (3,013) (1,975) (400) Fines applied by the FMC - - - - Fines applied by other bodies - (29) - (29) Other general administrative expenses (19,985) (14,727) (6,405) (4,959) Outsourced services (75,651) (62,400) (24,353) (23,005) Data processing (34,711) (29,965) (11,604) (10,322) Technology development, certification and technology testing service (2,729) (2,564) (690) (1,007) External human resources management and external staffing service (1) (19) - (7) Valuation service - - - - Call Centre service for sales, marketing, quality control and customer service - (7) - - External collection service (233) (164) (44) (53) Outsourced ATM management and maintenance services (311) (354) (199) (177) External cleaning service, catering, custody of files and documents, furniture and equipment storage. (3,063) (2,849) (1,010) (1,014) Product sales and distribution services - - - - External credit appraisal service (3,077) (3,764) (848) (1,657) Other outsourced services (31,526) (22,714) (9,958) (8,768) Board expenses (1,335) (1,275) (455) (429) Remuneration of the Board of Directors (1,335) (1,275) (455) (429) Other Board Expenses - - - - Marketing expenses (17,265) (17,352) (4,433) (5,847) Taxes, contributions, fees (17,540) (16,100) (5,843) (5,454) Real estate contributions (2,521) (1,753) (698) (591) Licenses (1,956) (2,007) (722) (705) Other taxes - (5) - - Contribution to the FMC (ex-SBIF) (13,063) (12,335) (4,423) (4,158) Other legal charges - - - - Total (276,019) (227,499) (91,006) (78,114) Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 39 - DEPRECIATION AND AMORTIZATION The amounts corresponding to depreciation and amortization expenses as of September 30, 2024, and 2023 are detailed below:   For the period of 9 months until September 30, For the quarter ended September 30,   2024 2023 2024 2023   Ch$mn Ch$mn Ch$mn Ch$mn Amortization of intangible assets (39,848) (39,603) (12,597) (13,265) Depreciation of fixed assets (35,785) (34,223) (12,009) (12,163) Depreciation and amortization of assets for rights to use assets in leases (30,079) (33,463) (9,923) (10,882) Total Depreciation and Amortization (105,712) (107,289) (34,529) (36,310) The reconciliation between the book value and balances as of September 30, 2024, and 2023, is as follows: Depreciation and amortization Fixed assets Intangible assets Right-of-use leased assets Total Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 (440,627) (281,249) (198,794) (920,670) Depreciation and amortization charges for the period (35,785) (39,848) (30,079) (105,712) Disposals and sales for the period 7,290 - 27,896 35,186 Impairment - - - - Other 66 87 (188) (35) Balance as of September 30, 2024 (469,056) (321,010) (201,165) (991,231) Depreciation and amortization Fixed assets Intangible assets Right-of-use leased assets Total Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 (400,270) (243,520) (181,385) (825,175) Depreciation and amortization charges for the period (22,060) (26,338) (22,581) (70,979) Disposals and sales for the period 2,968 - 7,171 10,139 Impairment - - - - Other (17) - 17 - Balance as of September 30, 2023 (419,379) (269,858) (196,778) (886,015) Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 40 - IMPAIRMENT OF NON-FINANCIAL ASSETS The amounts corresponding to impairment charges to income as of September 30, 2024, and 2023 are detailed below: For the period of 9 months until September 30, For the quarter ended September 30,   2024 2023 2024 2023   Ch$mn Ch$mn Ch$mn Ch$mn Impairment of investments in companies - - - - Impairment of intangible assets - - - - Impairment of fixed assets - - - - Impairment of assets for the right to use leased assets - - - - Impairment of other assets for investment properties - - - - Impairment of other assets due to income from ordinary activities generated by contracts with customers - - - - Acquisition gain through a business combination on highly advantageous terms - - - - Total - - - - Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 41 - CREDIT LOSS EXPENSES The movement as of September 30, 2024, and 2023, in credit loss expense is summarized as follows: 1. The breakdown of credit loss expenses as of September 30, 2024, and 2023, is as follows: For the period of 9 months until September 30, For the quarter ended September 30, Summary of loan loss expense for the period 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Expense of established provisions for credit risk on loans and receivables (498,508) (422,336) (170,893) (145,127) Expense on special provisions for credit risk (400) (4,791) (68) (4,856) Recovery of charged-off loans 104,933 75,426 34,027 28,808 Impairment for credit risk on other financial assets not measured at fair value through profit or loss 455 (581) 690 480 Total (393,520) (352,282) (136,244) (120,695) 2. The flow of provision expenses established for credit risk and credit loss expenses on loans as of September 30, 2024, and 2023, is as follows: Breakdown of expenditure on established provisions for credit risk and credit loss - As of September 30, 2024 Loan loss provision expenses in the period Normal portfolio Substandard Portfolio Impaired portfolio Subtotal FOGAPE Covid-19 guarantee deductible Assessment Assessment Assessment Total Individual Group Individual Individual Group(Ch$mn) Interbank loans Provisions established (69) - - - - (69) - (69) Provision released 185 - - - - 185 - 185 Subtotal 116 - - - - 116 - 116 Commercial loans Provisions established (22,219) (15,866) (18,123) (90,735) (111,489) (258,432) (14) (258,446) Provision released 6,867 11,507 13,740 15,215 26,932 74,261 4,921 79,182 Subtotal (15,352) (4,359) (4,383) (75,520) (84,557) (184,171) 4,907 (179,264) Mortgage loans Provisions established - (2,916) - - (62,366) (65,282) - (65,282) Provision released - 1,243 - - 25,498 26,741 - 26,741 Subtotal - (1,673) - - (36,868) (38,541) - (38,541) Consumer loans Provisions established - (8,516) - - (290,584) (299,100) - (299,100) Provision released - 7,057 - - 11,224 18,281 - 18,281 Subtotal - (1,459) - - (279,360) (280,819) - (280,819) Expense of established provisions for credit risk on loans and receivables (15,236) (7,491) (4,383) (75,520) (400,785) (503,415) 4,907 (498,508) Recovery of charged-off loans Interbank loans - Commercial loans 45,960 Residential mortgage loans 33,343 Consumer loans 25,630 Subtotal 104,933 Total (393,575) Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 41 - CREDIT LOSS EXPENSES, continued Breakdown of expenditure on established provisions for credit risk and credit loss - As of September 30, 2023 Loan loss provision expenses in the period Normal portfolio Substandard Portfolio Impaired portfolio Subtotal FOGAPE Covid-19 guarantee deductible Assessment Assessment Assessment Total Individual Group Individual Individual Group(Ch$mn) Interbank loans Provisions established (91) - - - - (91) - (91) Provision released 123 - - - - 123 - 123 Subtotal 32 - - - - 32 - 32 Commercial loans Provisions established (15,584) (4,259) (14,088) (52,446) (97,276) (183,653) (154) (183,807) Provision released 16,664 14,471 12,809 11,625 4,498 60,067 6,754 66,821 Subtotal 1,080 10,212 (1,279) (40,821) (92,778) (123,586) 6,600 (116,986) Mortgage loans Provisions established - (4,976) - - (52,485) (57,461) - (57,461) Provision released - 1,240 - - 198 1,438 - 1,438 Subtotal - (3,736) - - (52,287) (56,023) - (56,023) Consumer loans Provisions established - (15,451) (4) (8,514) (232,809) (256,778) - (256,778) Provision released - 6,856 - - 563 7,419 - 7,419 Subtotal - (8,595) (4) (8,514) (232,246) (249,359) - (249,359) Expense of established provisions for credit risk on loans and receivables 1,112 (2,119) (1,283) (49,335) (377,311) (428,936) 6,600 (422,336) Recovery of charged-off loans Interbank loans - Commercial loans 38,229 Residential mortgage loans 17,065 Consumer loans 20,132 Subtotal 75,426 Total (346,910) Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 41 - CREDIT LOSS EXPENSES, continued Breakdown of expenditure on established provisions for credit risk and credit loss -for the quarter ended September 30, 2024 Loan loss provision expenses in the period Normal portfolio Substandard Portfolio Impaired portfolio Subtotal FOGAPE Covid-19 guarantee deductible Assessment Assessment Assessment Total Individual Group Individual Individual Group(Ch$mn) Interbank loans Provisions established (64) - - - - (64) - (64) Provision released 63 - - - - 63 - 63 Subtotal (1) - - - - (1) - (1) Commercial loans Provisions established (9,504) (6,262) (7,181) (40,622) (37,914) (101,483) - (101,483) Provision released 2,087 2,694 5,268 6,076 6,798 22,923 1,129 24,052 Subtotal (7,417) (3,568) (1,913) (34,546) (31,116) (78,560) 1,129 (77,431) Mortgage loans Provisions established - (433) - - (12,350) (12,783) - (12,783) Provision released - 765 - - 25,394 26,159 - 26,159 Subtotal - 332 - - 13,044 13,376 - 13,376 Consumer loans Provisions established - (2,595) - - (108,366) (110,961) - (110,961) Provision released - 1,688 - - 2,436 4,124 - 4,124 Subtotal - (907) - - (105,930) (106,837) - (106,837) Expense of established provisions for credit risk on loans and receivables (7,418) (4,143) (1,913) (34,546) (124,002) (172,022) 1,129 (170,893) Recovery of charged-off loans Interbank loans - Commercial loans 14,431 Residential mortgage loans 10,373 Consumer loans 9,223 Subtotal 34,027 Total (136,866) Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 41 - CREDIT LOSS EXPENSES, continued Breakdown of expenditure on established provisions for credit risk and credit loss -for the quarter ended September 30, 2023 Loan loss provision expenses in the period Normal portfolio Substandard Portfolio Impaired portfolio Subtotal FOGAPE Covid-19 guarantee deductible Assessment Assessment Assessment Total Individual Group Individual Individual Group(Ch$mn) Interbank loans Provisions established (37) - - - - (37) - (37) Provision released 43 - - - - 43 - 43 Subtotal 6 - - - - 6 - 6 Commercial loans Provisions established (6,824) (1,205) (2,597) (23,404) (35,195) (69,225) - (69,225) Provision released 4,983 6,355 4,667 589 3,383 19,977 2,537 22,514 Subtotal (1,841) 5,150 2,070 (22,815) (31,812) (49,248) 2,537 (46,711) Mortgage loans Provisions established - (1,411) - - (18,080) (19,491) - (19,491) Provision released - 278 - - 36 314 - 314 Subtotal - (1,133) - - (18,044) (19,177) - (19,177) Consumer loans Provisions established - (6,048) - (5) (77,005) (83,058) - (83,058) Provision released - 3,506 - - 307 3,813 - 3,813 Subtotal - (2,542) - (5) (76,698) (79,245) - (79,245) Expense of established provisions for credit risk on loans and receivables (1,835) 1,475 2,070 (22,820) (126,554) (147,664) 2,537 (145,127) Recovery of charged-off loans Interbank loans - Commercial loans 15,240 Residential mortgage loans 6,066 Consumer loans 7,502 Subtotal 28,808 Total (116,319) Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 41 - CREDIT LOSS EXPENSES, continued The balance of special provisions for credit risk expenses as of September 30, 2024, and 2023 is as follows: For the period of 9 months until September 30, For the quarter ended September 30, Summary of expenses of special provisions for credit risk for the period 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Provision expense for contingent loans (367) 708 (70) 1,127 Interbank loans – – – – Commercial loans 217 1,759 215 1,632 Consumer loans (584) (1,051) (285) (505) Expense of provisions for local risk in operations with debtors abroad (33) 501 2 17 Expense of special provisions for loans abroad – – – – Expense of additional provisions for loans – – – – Commercial loans – – – – Residential mortgage loans – – – – Consumer loans – – – – Expense of provision for adjustments to the minimum required provision for the normal portfolio with individual Assessment – – – – Expense of provisions established for credit risk as a result of additional prudential requirements – (6,000) – (6,000) Total (400) (4,791) (68) (4,856) Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS The Bank currently has no results from discontinued operations. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 43 - TRANSACTION WITH RELATED PARTIES 'Related parties' refers to the Bank as well as its subsidiaries and associates, including 'key personnel' of the Bank's management (members of the Bank's Board of Directors and the managers of Banco Santander-Chile and its affiliates, together with their close relatives), as well as entities over which the key personnel may exercise significant influence or control. Furthermore, the Bank considers the various companies comprising Grupo Santander worldwide to be related parties, on the understanding that they all have a common parent company, which is Banco Santander SA (based in Spain). Article 89 of the Chilean Corporation Law, which also applies to banks, provides that any transaction with a related party must be carried out on fair terms and conditions similar to those normally prevailing in the market. Additionally, Article 84 of the General Banking Law limits credits granted to related parties and prohibits granting credits to the Bank's directors, general managers, or general representatives. The Bank's transactions with its related parties are listed below. For ease of understanding, we have divided the information into four categories: Grupo Santander companies This category includes entities belonging to Grupo Santander worldwide and also includes entities over which the Bank exercises some degree of control (dependent and special purposes entities). Associated companies This category includes those entities over which the Bank, as indicated in Note 1(b) of these Interim Consolidated Financial Statements, exercises some degree of influence and, in general, corresponds to the so-called 'business support companies'. Key personnel This category includes the members of the Bank's Board of Directors and Upper Management of Banco Santander-Chile and its affiliates, together with their close relatives. Other This category includes those related parties not included in the groups described above, and which generally correspond to those entities over which key personnel can exercise noteworthy influence or control. The terms for transactions with related parties are equivalent to those of transactions made under market conditions or to which the corresponding considerations in kind have been attributed. a. Loans to related parties Loans and receivables, as well as contingent loans corresponding to related entities, are shown below: The movement of loans with related parties during the financial periods of 2024 and 2023, is as follows: As of September 30, As of December 31,   2024 2023   Group companies Associated companies Key personnel Other Group companies Associated companies Key personnel Other   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Loans and receivables Commercial loans 781,992 39,608 2,995 911 750,419 49,284 3,272 978 Mortgage loans - - 32,822 - - - 29,809 - Consumer loans - - 5,643 - - - 6,388 - Loans and receivables 781,992 39,608 41,460 911 750,419 49,284 39,469 978 Provision for loan losses (941) (41) (1,212) (11) (1,037) (50) (361) (19) Net loans 781,051 39,567 40,248 900 749,382 49,234 39,108 959 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued As of September 30, As of December 31,   2024 2023   Group companies (*) Associated companies Key personnel Other Group companies (*) Associated companies Key personnel Other   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Guarantee 1,031 - 31,590 110 1,032 - 31,489 115 Contingent loans Guarantees and sureties - - - - - - - - Letters of credit 11,970 - - - 1,960 - - - Transactions with contingent events 20,283 - - 383 438 - - 343 Contingent loans 32,253 - - 383 2,398 - - 343 Provisions for contingent loans (22) - - (10) (4) - - (5) Net contingent loans 32,231 - - 373 2,394 - - 338   As of September 30, As of December 31,   2024 2023   Group companies (*) Associated companies Key personnel Other Group companies (*) Associated companies Key personnel Other   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 752,817 49,284 39,469 1,321 730,208 118 40,204 280 Loans granted 94,539 4,018 10,337 83 101,819 65,320 13,177 5,389 Loans paid (59,773) (13,869) (8,603) (126) (79,210) (16,154) (13,912) (4,348) Total 787,583 39,433 41,203 1,278 752,817 49,284 39,469 1,321 (*) As of September 30, 2024, and December 31, 2023, loans corresponding to group companies outside the scope of consolidation amounted to Ch$32,298 million and $3,348 million, respectively. b. The assets and liabilities for related party transactions as of September 30, 2024, and December 31, 2023, are as follows: Assets and liabilities from transactions with related parties Types of assets and liabilities held with related parties As of September 30, 2024 (MM$) Type of related party Group companies Associated companies Key personnel Other ASSETS Cash and deposits in banks 320,209 – – – Financial assets held for trading at fair value through profit or loss Derivative contracts 1,085,091 1,946 – – Other assets 827,674 766,129 – – LIABILITIES Financial liabilities held for trading at fair value through profit or loss Derivative contracts 1,785,512 1,910 – – Financial liabilities at amortized cost Deposits and other demand liabilities 241,867 608 2,471 800 Time deposits and other term equivalents 14,312 – 5,463 68 Obligations under repurchase and securities lending agreements 306,871 – – – Interbank borrowing 77,228 – – – Debt and regulatory capital financial instruments issued 866,554 – – – Other liabilities 277,300 712,366 – – Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued Types of assets and liabilities held with related parties As of December 31, 2023 (MM$) Type of related party Group companies Associated companies Key personnel Other ASSETS Cash and deposits in banks 666,062 – – – Financial assets held for trading at fair value through profit or loss Derivative contracts 967,020 267,679 – – Other assets 686,950 550,400 – – LIABILITIES Financial liabilities held for trading at fair value through profit or loss Derivative contracts 1,255,740 370,314 – – Financial liabilities at amortized cost Deposits and other demand liabilities 54,033 1,272 3,833 502 Time deposits and other term equivalents 145,649 – 9,894 1,589 Obligations under repurchase and securities lending agreements 129,321 – – – Interbank borrowing 33,693 – – – Debt and regulatory capital financial instruments issued 1,081,123 – – – Other liabilities 257,915 435,093 – – c. Income and expenses from related party transactions Type of income and expenses from related party transactions as of September 30, 2024 Group companies Associated companies Key personnel Other (Ch$mn)       Interest and adjustment income and expenses (6,129) 1,905 1,677 51 Commission and service income and expenses 125,626 (49,601) 161 16 Net financial results (*) 812,440 102,671 - - Other operating income and expenses 665 (591) - - Remuneration and expenses of key personnel - - (31,149) - Administrative and other expenses (82,319) (3,462) - - (*) This primarily pertains to derivative contracts used to financially hedge the exchange rate risk of assets and liabilities covering positions of the Bank and its affiliates. Type of income and expenses from related party transactions as of September 30, 2023 Group companies Associated companies Key personnel Other (Ch$mn)       Interest and adjustment income and expenses - - - - Commission and service income and expenses - - - - Net financial results (*) - - - - Other operating income and expenses - - - - Remuneration and expenses of key personnel - - - - Administrative and other expenses - - - - (*) This primarily pertains to derivative contracts used to financially hedge the exchange rate risk of assets and liabilities covering positions of the Bank and its affiliates. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued d. Individual transactions in the period with related parties that are legal entities that are not normal business transactions with customers in general and that involve a transfer of resources, services or obligations of more than UF 2,000, per paragraph 9 of IAS 24. As of September 30, 2024 Country of residence Nature of the Relationship with the Bank Back Office services Transactions on matching terms to those with mutual independence between the parties Effect on the income statement Effect on the balance sheet Company name Type of service Term Renewal conditions Revenues Ch$mn Expense s Ch$mn Receivables Ch$mn Payables Ch$mn Banco Santander, S.A. Spain Group Consulting Services Monthly As contracted Yes - 15,432 - 15,399 Santander Back-Offices Globales Mayoristas, S.A. Spain Group Back Office services Monthly As contracted Yes - 3,183 - - Santander Chile Holding S.A. Chile Group Leases Monthly As contracted Yes 198 - 2 - Santander Factoring S.A. Chile Group Leases, Custody and Portal Monthly As contracted Yes 33 314 20 120 Gesban Santander Servicios Profesionales Contables Limitada Chile Group Accounting Services Monthly As contracted Yes 43 665 - 38 Santander Global Services, S.L. Spain Group Consulting services Monthly As contracted Yes - 424 - - Santander Investment Chile Limitada Chile Group Leases Monthly As contracted Yes - 3,673 3 29 Santander Global Technology and Operations Chile limitada Chile Group IT Services Monthly As contracted Yes - 259 - 259 Universia Chile S.A. Chile Group Institutional Services Monthly As contracted Yes 6 341 - 135 Aquanima Chile S.A. Chile Group Procurement Services Monthly As contracted Yes - 1,438 - 674 Santander Asset Management S.A. Administradora General de Fondos Chile Group Leases and Other Monthly As contracted Yes - 463 8,513 61 Centro de Compensación Automatizado S.A. Chile Associated Derivatives clearing Monthly As contracted Yes - 2,966 - - Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. Chile Associated Card operator Monthly As contracted Yes - 610 - - Zurich Santander Seguros Generales Chile S.A. Chile Associated Channel Usage Services Monthly As contracted Yes 139 - 1,782 - F1rst Tecnologia e Inovação Ltda. Brazil Group IT Services and Service Desk Monthly As contracted Yes - 15,023 - - Santander Global Technology and Operations, S.L. Unipersonal Spain Group IT services and Ops, Monthly As contracted Yes - 38,585 - - PagoNxt Trade Services, S.L. Spain Group Digital payments Monthly As contracted Yes - 630 - - Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued As of December 31, 2023 Country of residence Nature of the Relationship with the Bank Description of the transaction Transactions on matching terms to those with mutual independence between the parties Effect on the income statement Effect on the balance sheet Company name Type of service Term Renewal conditions Revenues Ch$mn Expense s Ch$mn Receivables Ch$mn Payables Ch$mn Banco Santander, S.A. Spain Group Consulting Services Monthly As contracted Yes - 18,929 - 18,715 Santander Back-Offices Globales Mayoristas, S.A. Spain Group BackOffice services Monthly As contracted Yes - 3,216 - - Santander Chile Holding S.A. Chile Group Leases Monthly As contracted Yes 255 - 2 - Santander Factoring S.A. Chile Group Leases, Custody and Portal Monthly As contracted Yes 42 418 20 51 Gesban Santander Servicios Profesionales Contables Limitada Chile Group Accounting Services Monthly As contracted Yes 60 1,104 - - Santander Global Services, S.L. Spain Group Consulting services Monthly As contracted Yes - 639 - - Santander Investment Chile Limitada Chile Group Leases Monthly As contracted Yes - 4,725 - 29 Santander Global Technology and Operations Chile limitada Chile Group IT Services Monthly As contracted Yes - 306 - 9 Universia Chile S.A. Chile Group Institutional Services Monthly As contracted Yes 4 377 - - Aquanima Chile S.A. Chile Group Procurement Services Monthly As contracted Yes - 1,943 - 112 Santander Asset Management S.A. Administradora General de Fondos Chile Group Leases and Other Monthly As contracted Yes - 676 747 78 Centro de Compensación Automatizado S.A. Chile Associated Channel Usage Services Monthly As contracted Yes - 3,615 - - Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. Chile Associated IT Services Monthly As contracted Yes - 646 - - Zurich Santander Seguros Generales Chile S.A. Chile Associated IT Services Monthly As contracted Yes 205 - 1,667 - F1rst Tecnologia e Inovação Ltda. Brazil Group Derivatives clearing Monthly As contracted Yes - 8,723 - - Santander Global Technology and Operations, S.L. Unipersonal Spain Group Card Operator Monthly As contracted Yes - 52,948 - - PagoNxt Trade Services, S.L. Spain Group Digital payments Monthly As contracted Yes - 400 - - Mercury Trade Finance Solutions, S.p.A. Chile Group IT Services Monthly As contracted Yes - 183 - - Banco Santander, S.A. Spain Group Consulting services Monthly As contracted Yes - 18,929 - 18,715 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued Payments to the Board of Directors and key personnel of the Bank’s Management and its subsidiaries The remuneration received by key management personnel, including the members of the Bank's Board of Directors and Banco Santander-Chile's managers, are presented under the item ‘Remuneration and personnel expenses’ and/or ‘Administrative expenses’ in the Interim Consolidated Income Statements and corresponds to the following:   As of September 30,   2024 2023   Ch$mn Ch$mn Salaries 16,490 16,237 Remuneration of the Board of Directors 1,335 1,275 Bonuses 12,446 12,968 Stock-based compensation (217) 1,787 Training costs - 38 Seniority compensation 15 1,964 Health funds 296 282 Other personnel costs funds 598 633 Pension plans 186 538 Total 31,149 35,722 Composition of the Board of Directors and key management personnel of the Bank and its subsidiaries Composition of the Board of Directors and Key Management Personnel of the Bank and its subsidiaries As of September 30, 2024 2023 Directors 11 11 Managers 127 128 Total 138 139 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES Fair value is defined as the price that would be received in the event of a sale of an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price), regardless of whether that figure is directly observable or estimated using another valuation technique. The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place in the principal market for the asset or liability or the most advantageous market for the asset or liability. For those financial instruments for which market prices are not available, fair values have been estimated using recent transactions in similar instruments or, if not possible, the current values or other valuation techniques based on mathematical valuation models sufficiently validated by the international financial community. In using these models, the specific features of the asset or liability to be valued and, in particular, the different types of risks related to the asset or liability are considered. These techniques are inherently subjective and significantly affect the assumptions used, including the discount rate, estimates of future cash flows and prepayment assumptions. Therefore, the fair value of an asset or liability may not coincide exactly with the price at which the asset or liability could be delivered or settled on its valuation date and may not be justified by comparison with independent markets. Determining the fair value of financial instruments The following is a comparison between the book value of the Bank's financial assets and liabilities and their corresponding fair values as of September 30, 2024, and December 31, 2023: As of September 30, 2024 As of December 31, 2023 Book value Fair value Book value Fair value   Ch$mn Ch$mn Ch$mn Ch$mn Assets Financial assets held for trading at fair value through profit or loss 11,451,943 11,451,943 10,217,794 10,217,794 Financial derivatives contracts 10,984,099 10,984,099 10,119,486 10,119,486 Debt financial instruments 467,844 467,844 98,308 98,308 Financial assets at fair value through other comprehensive income 3,397,371 3,397,371 4,641,282 4,641,282 Debt financial instruments 3,359,231 3,359,231 4,536,025 4,536,025 Other financial instruments 38,140 38,140 105,257 105,257 Financial derivative contracts for hedge accounting 469,228 469,228 605,529 605,529 Debt financial instruments at amortized cost 43,908,850 44,829,621 47,834,678 47,163,936 Debt financial instruments 4,783,621 4,857,554 8,176,895 7,927,729 Interbank loans and receivables from clients 39,125,229 39,972,067 39,657,783 39,236,207 Guarantees provided for derivative financial transactions 1,813,453 1,813,453 2,238,900 2,238,900 Liabilities Financial liabilities held for trading at fair value through profit or loss 10,864,364 10,864,364 9,521,575 9,521,575 Financial derivatives contracts 10,864,364 10,864,364 9,521,575 9,521,575 Financial derivative contracts for hedge accounting 1,099,088 1,099,088 2,466,767 2,466,767 Financial liabilities at amortized cost 43,939,853 44,228,156 50,762,244 50,658,134 Deposits and other demand liabilities 13,122,845 13,122,845 13,537,826 13,537,826 Time deposits and other term equivalents 16,494,241 16,656,424 16,137,942 16,326,086 Interbank borrowing 3,536,748 3,572,929 10,366,499 10,289,810 Debt and regulatory capital financial instruments issued 10,614,823 10,704,762 10,423,704 10,208,139 Other financial liabilities 171,196 171,196 296,273 296,273 Guarantees received for financial derivative transactions 1,632,862 1,632,862 1,081,226 1,081,226 The fair value approximates, due to their short-term nature, the book value of the following items: cash and bank deposits, cash items in collection process and securities lending and repurchase agreements. Furthermore, the fair value estimates presented above are not intended to estimate the value of the Bank's profits generated by its business or future activities. They, therefore, do not represent the value of the Bank as a going concern. The methods used to estimate the fair value of financial instruments are detailed below. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued 1. Debt financial instruments The estimated fair value of these financial instruments was established using market values or estimates from an available dealer or quoted market prices of similar financial instruments. Investments are valued at carrying value (recorded) as they are not considered to have a fair value significantly different from their historical one. To estimate the fair value of debt investments, other variables and additional elements (where applicable) were considered, including the estimated prepayment rates and the credit risk of the issuers. 2. Interbank loans and receivables from clients The fair value of commercial, mortgage, credit cards and consumer loans are measured using discounted cash flow analysis. For this purpose, prevailing market interest rates are used regarding the product, term, amount and similar credit quality. The fair value of loans overdue by 90 days or more is measured using the market value of the associated collateral, discounted at the expected realization rate and term. The estimated fair value is based on the book value for variable-rate loans whose interest rates frequently change (monthly or quarterly) and are not subject to any significant change in credit risk. The account balances and fair values are presented net of provisions for credit risk. 3. Deposits and other demand obligations The disclosed fair value of non-interest-bearing deposits and savings accounts is the amount payable at the reporting date and equal to the book value. The fair value of time deposits is calculated using the discounted cash flow method, which applies current interest rates offered to a schedule of monthly maturities expected in the market. 4. Short and long-term issued debt instruments The fair value of these financial instruments is calculated using a discounted cash flow analysis based on the current incremental lending rates for similar loan types with similar maturities. 5. Financial derivatives and hedge accounting contracts The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics. The fair value of interest rate swaps represents the estimated amount the Bank determines as the exit price under IFRS 13. If there are no quoted market prices (direct or indirect) for any derivative instruments, the respective fair value estimates are calculated using valuation models and techniques such as Black-Scholes, Hull and Monte Carlo simulations. It considers relevant inputs such as option volatility, observable correlations between underlying values, counterparty credit risk, implied price volatility, the speed with which volatility reverts to its mean value and the linear relationship (correlation) between the value of a variable. Fair value measurement and hierarchy IFRS 13 'Fair Value Measurement' establishes a fair value hierarchy, which segregates the valuation technique's inputs and/or assumptions used to measure the fair value of financial instruments. The hierarchy prioritizes unadjusted quoted prices in active markets for identical assets or liabilities (level 1). The lowest priority is given to significant inputs with unobservable data (level 3 measures). The three levels of the fair value hierarchy are as follows: • Level 1: inputs are quoted (unadjusted) prices in active markets for identical assets and liabilities that the Bank can access at the measurement date. • Level 2: inputs other than quoted prices included in Level 1, which can be observed directly or indirectly for assets or liabilities. • Level 3: unobservable input for the asset or liability. The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics. The fair value of interest rate swaps represents the estimated amount the Bank expects to receive or pay to terminate the contracts or agreements, considering the term structures of the interest rate curve, volatility of the underlying and the credit risk of the counterparties. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued In cases in which quotes cannot be observed, management makes its best estimate of the price that the market would set using its internal models, which in most cases use data based on observable market parameters as significant inputs (Level 2) and, in limited cases, use significant inputs that are not observable in market data (Level 3). Various techniques are used to estimate it, including extrapolating observable market data. Financial instruments at fair value and determined by published quotations in active markets (Level 1) comprise: • Instruments of the Chilean Central Bank and the General Treasury of the Republic. • Instruments issued abroad. • Mutual Funds. If the instruments are not 100% market observable, the price is a function of other market observable prices (Level 2). The following financial instruments are classified in level 2: Type of financial instrument Valuation model used Description Mortgage and private bonds Present value of cash flows RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic data on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on information from historical spreads of the same or similar documents. Time deposits Present value of cash flows RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic code on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on the 'Issuer curves'. Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) Present value of cash flows Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method, and then this curve is used to value the various derivatives. FX Options Black-Scholes Formula adjusted by the volatility smile (implicit volatility). BGC Partners provide prices (volatilities) according to the following criteria: The volatility surface is built through interpolation using published market prices, and these volatilities are then used to value the options. Guarantees for threshold transactions, guarantee deposits Present value of cash flows Transactions related to derivatives contracts such as Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) and FX Options. In limited cases, unobservable inputs are used in market data (Level 3). Various techniques are used to estimate this, including extrapolating observable market data or a mix of observable data. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The following financial instruments are classified at level 3: Type of financial instrument Valuation model used Description Caps/Floors/Swaptions Black Normal model for Cap/Floors and Swaptions There is no observable input of implied volatility. Black-Scholes There is no observable input of implied volatility. Hull-White Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implied volatility. Implicit Forward Rate Agreement (FRA) Start Fwd is unsupported by Murex (platform) due to the UF forward estimate. CCS, IRS, CMS in Active Bank Rate (TAB) Present value of cash flows Valuation obtained using yield curve interpolating to maturity of flows. Nevertheless, TAB is not a directly observable variable nor correlated to any market input. Present value of cash flows Valuation using prices of instruments with similar characteristics plus a liquidity charge-off rate. CCS (maturities over 30 years) Present value of cash flows Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method and then this curve is used to value the various derivatives. Recognition bonds Spread over risk-free Valuation by the stochastic dynamic model to obtain the discount rate. Receivables accounts valued at fair value Present value of cash flows Measured by discounting the estimated cash flow using the interest rate of the new contracts. Mortgage notes Present value of cash flows The rates (IRR) are provided by RiskAmerica according to the following criteria: If on the valuation day there are one or more valid transactions on the Santiago Stock Exchange for a given mnemonic, the rate reported is the weighted average by the amount of observed rates. If there are no valid transactions for a given mnemonic on the day of valuation, the rate reported is a "base IRR", based on a reference structure, plus a "Model Spread" based on historical spread information for the same or similar instruments. The Bank estimates that any changes in the unobservable inputs for instruments classified as level 3 would not result in significant differences in the fair value measurement. The following table presents the assets and liabilities that are measured at fair value constantly: Fair value measurements As of September 30, 2024 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Financial assets held for trading at fair value through profit or loss 11,451,943 467,844 10,981,307 2,792 Financial derivatives contracts 10,984,099 - 10,981,307 2,792 Debt financial instruments 467,844 467,844 - - Financial assets at fair value through other comprehensive income 3,397,371 3,353,392 - 43,979 Debt financial instruments 3,359,231 3,353,392 - 5,839 Other financial instruments 38,140 - - 38,140 Financial derivative contracts for hedge accounting 469,228 - 469,228 - Guarantee deposits (margin accounts) 1,813,453 - 1,813,453 - Total 17,131,995 3,821,236 13,263,988 46,771 Liabilities Financial liabilities held for trading at fair value through profit or loss 10,864,364 – 10,864,211 153 Financial derivatives contracts 10,864,364 – 10,864,211 153 Financial derivative contracts for hedge accounting 1,099,088 – 1,099,088 – Guarantees received (margin accounts) 1,632,862 – 1,632,862 – Total 13,596,314 – 13,596,161 153 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Fair value measurements As of December 31, 2023 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Financial assets held for trading at fair value through profit or loss 10,217,794 98,308 10,119,486 – Financial derivatives contracts 10,119,486 – 10,119,486 – Debt financial instruments 98,308 98,308 – – Financial assets at fair value through other comprehensive income 4,641,282 4,528,915 6,656 105,711 Debt financial instruments 4,536,025 4,528,915 6,656 454 Other financial instruments 105,257 – – 105,257 Financial derivative contracts for hedge accounting 605,529 – 605,529 – Guarantee deposits (margin accounts) 2,238,900 – 2,238,900 – Total 17,703,505 4,627,223 12,970,571 105,711 Liabilities Financial liabilities held for trading at fair value through profit or loss 9,521,575 – 9,521,575 – Financial derivatives contracts 9,521,575 – 9,521,575 – Financial derivative contracts for hedge accounting 2,466,767 – 2,466,767 – Guarantees received (margin accounts) 1,081,226 – 1,081,226 – Total 13,069,568 – 13,069,568 – The following tables present assets and liabilities that are not recurrently measured at fair value in the Interim Consolidated Statement of Financial Position: Fair value measurements As of September 30, 2024 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Debt financial instruments at amortized cost Debt financial instruments 4,857,554 4,857,554 - - Interbank loans and receivables from clients 39,972,067 - - 39,972,067 Total 44,829,621 4,857,554 - 39,972,067 Liabilities Financial liabilities at amortized cost Deposits and other demand liabilities 13,122,845 - - 13,122,845 Time deposits and other term equivalents 16,656,424 - 16,656,424 - Interbank borrowing 3,572,929 - 3,572,929 - Debt and regulatory capital financial instruments issued 10,704,762 - 10,704,403 359 Other financial liabilities 171,196 - 171,196 - Total 44,228,156 - 31,104,952 13,123,204 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Fair value measurements As of December 31, 2023 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Debt financial instruments at amortized cost Debt financial instruments 7,927,729 7,927,729 - - Interbank loans and receivables from clients 39,236,207 - - 39,236,207 Total 47,163,936 7,927,729 - 39,236,207 Liabilities Financial liabilities at amortized cost Deposits and other demand liabilities 13,537,826 - - 13,537,826 Time deposits and other term equivalents 16,326,086 - 16,326,086 - Interbank borrowing 10,289,810 - 10,289,810 - Debt and regulatory capital financial instruments issued 10,208,139 - 10,208,139 - Other financial liabilities 296,273 - 296,273 - Total 50,658,134 - 37,120,308 13,537,826 The fair value of other assets and other liabilities approximates its book value. The methods and assumptions for estimating fair value are defined below: • Loans and amounts owed by credit institutions and clients: Fair value is estimated for groups of loans with similar characteristics. The fair value was measured by discounting the estimated cash flow using the interest rate of the new contracts. First, the future cash flow of the current loan portfolio is estimated using contractual rates. Then the new loans distributed over the risk-free interest rate are incorporated into the (risk-free) yield curve to calculate the loan portfolio at fair value. Regarding behavioral assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, resulting in a more realistic future cash flow. • Deposit and Bank Borrowings: The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and prevailing market rates for instruments with similar maturities. The book value was considered to approximate the fair value for variable-rate deposits. • Debt instruments issued and other financial obligations: The fair value of long-term borrowings was estimated using the discounted cash flow to the interest rate presented in the market with similar terms and maturities. The valuation techniques used to estimate each level are defined in Note 2. There were no transfers between levels 1 and 2 as of September 30, 2024, and December 31, 2023. The following table presents the Bank's activity for assets and liabilities recurrently measured at fair value using significant inputs with unobserved data (level 3) as of September 30, 2024, and 2023, and December 31, 2023: Assets Liabilities   Ch$mn Ch$mn Balance as of January 1, 2024 105,711 - Total realized and unrealized profit (loss): Included in profits (19) - Included in comprehensive income 5,264 - Acquisitions, issues, liquidations, and placements (net) (72,495) 43 Level transfers 8,310 110 As of September 30, 2024 46,771 153 Total profit or loss included in profit or loss as of September 30, 2024 attributable to the change in unrealized profit (loss) relating to assets or liabilities as of December 31, 2023 (58,940) 153 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Assets Liabilities   Ch$mn Ch$mn Balance as of January 1, 2023 142,776 - Total realized and unrealized profit (loss): Included in profit (19) - Included in comprehensive income 9,351 - Acquisitions, issues and placements (net) (46,397) - Level transfers - - As of December 31, 2023 105,711 - Total profit or loss included in profit or loss as of December 31, 2023 attributable to the change in unrealized profit (loss) relating to assets or liabilities as of December 31, 2022 (37,065) - The internal Local Risk Factor Committee, which is held quarterly, reviews the cases in which transfers must be made between the different levels. During the year 2024, the Bank has not carried out reclassifications in instruments that were at level 3 to level 2. Realized and unrealized profit (loss) included in results as of September 30, 2024, and December 31, 2023, on assets and liabilities recurrently measured at fair value through significant inputs of unobservable data (Level 3) are recorded in the Interim Consolidated Income Statements under 'Net income from financial results'. The potential effect as of September 30, 2024, and 2023, on the valuation of assets and liabilities measured at fair value on a recurring basis through significant unobservable inputs (Level 3) that would arise from a change in the main assumptions in the case of using other reasonably possible hypotheses that are less favorable or more favorable than those used, is not considered significant for the Bank. The following tables show the financial instruments subject to offsetting according to IAS 32 for 2024 and 2023: Linked financial instruments offset on the balance sheet Residuals of financial instruments that are not linked and/or not subject to offsetting Amount in the statement of financial positionAs of September 30, 2024 Gross amounts Amounts offset on the balance sheet Net amount presented in the balance sheet Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Assets Financial derivatives contracts and hedge accounting (*) 11,269,670 - 11,263,248 190,079 11,453,327 Repurchase and securities lending contracts 164,459 - 164,459 - 164,459 Loans and receivables form clients plus interbank loans - - - 39,125,229 39,125,229 Total 11,434,129 - 11,427,707 39,315,308 50,743,015 Liabilities Financial derivatives contracts and hedge accounting (*) 11,666,579 - 11,660,157 303,295 11,963,452 Repurchase and securities lending contracts 1,605,479 - 1,605,479 - 1,605,479 Deposits and obligations with banks - - - 33,153,834 33,153,834 Total 13,272,058 - 13,265,636 33,457,129 46,722,765 (*) These items include guarantees of Ch$1,806,592 and Ch$1,670,445 for derivative assets and liabilities, respectively. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Linked financial instruments offset on the balance sheet Residuals of financial instruments that are not linked and/or not subject to offsetting Amount in the statement of financial positionAs of December 31, 2023 Gross amounts Amounts offset on the balance sheet Net amount presented in the balance sheet Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Assets Financial derivatives contracts and hedge accounting (*) 10,575,817 — 10,575,817 149,198 10,725,015 Loans and receivables form clients plus interbank loans — — — 39,657,783 39,657,783 Total 10,575,817 — 10,575,817 39,806,981 50,382,798 Liabilities Financial derivatives contracts and hedge accounting (*) 11,732,137 — 11,732,137 256,205 11,988,342 Repurchase and securities lending contracts 282,584 — 282,584 — 282,584 Deposits and obligations with banks — — — 40,042,267 40,042,267 Total 12,014,721 — 12,014,721 40,298,472 52,313,193 (*) These items include guarantees of Ch$2,225,820 million and Ch$839,201 million for derivative assets and liabilities, respectively. To reduce the credit exposure on its financial derivatives transactions, the Bank has entered into bilateral collateral agreements with its counterparties, establishing the terms and conditions under which they operate. In general terms, collateral (received/delivered) operates when the net fair value of the financial instruments held exceeds the thresholds defined in the respective contracts. Financial derivative contracts are listed below, according to their collateral agreement: As of September 30, 2024 As of December 31, 2023 Financial derivatives contracts and hedge accounting Assets Liabilities Assets Liabilities Ch$mn Ch$mn Ch$mn Ch$mn Derivative contracts with a zero threshold collateral agreement 10,523,404 10,564,348 9,802,491 10,836,243 Derivative contracts with non-zero threshold collateral agreement 739,844 1,095,809 773,325 895,894 Derivative contracts without collateral agreement 190,079 303,295 149,199 256,205 Total financial derivatives 11,453,327 11,963,452 10,725,015 11,988,342 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES As of September 30, 2024, and December 31, 2023, the detail of the maturity of financial assets and liabilities according to their remaining maturities is as follows: As of September 30, 2024 On demand Up to 1 month Between 1 to 3 months Between 3 to 12 months Between 1 to 3 years Between 3 to 5 years More than 5 years Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial assets Cash and bank deposits 1,894,336 - - - - - - 1,894,336 Cash in collection process 874,353 - - - - - - 874,353 Financial assets held for trading at fair value through profit or loss Financial derivative contracts and hedge accounting - 465,741 517,204 1,760,137 2,917,041 1,866,529 3,926,675 11,453,327 Debt financial instruments - - - 4,413 184,706 187,575 91,150 467,844 Financial assets at fair value through other comprehensive income Debt instruments - 895,663 451,232 182,080 604,500 420,410 805,346 3,359,231 Loans and account receivable from customers 534 1,480 2,960 11,158 19,874 2,204 38,210 Financial assets at amortized cost Rights under repurchase agreements - 85,135 79,369 - - - - 164,504 Debt financial instruments (1) - - 632,102 4,014,618 137,894 4,784,614 Interbank loans (2) 2 1,963 164 - - - - 2,129 Loans and account receivable from customers (3) 805,048 3,123,815 2,920,306 5,175,461 8,507,422 4,687,576 15,102,844 40,322,472 Guarantee deposits (margin accounts) 1,813,453 - - - - - - 1,813,453 Total financial assets 5,387,726 4,573,797 3,971,235 7,133,249 12,865,645 11,178,912 20,063,909 65,174,473 As of September 30, 2024 On demand Up to 1 month Between 1 to 3 months Between 3 to 12 months Between 1 to 3 years Between 3 to 5 years More than 5 years Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial liabilities Cash items in process of being cleared 820,860 – – – – – – 820,860 Financial liabilities held for trading at fair value through profit or loss Financial derivative contracts and hedge accounting – 499,712 571,475 1,750,117 3,355,393 1,820,892 3,965,863 11,963,452 Financial liabilities at amortized cost Deposits and other demand liabilities 13,122,845 – – – – – – 13,122,845 Time deposits and other term equivalents 273,947 7,703,424 3,836,685 4,199,571 450,304 430 29,880 16,494,241 Obligations under repurchase agreements – 1,605,372 107 – – – 1,605,479 Interbank borrowing 24,992 560,132 329,789 1,561,028 874,263 181,233 5,311 3,536,748 Issued debt instruments – 65,802 367,881 2,174,415 3,090,759 1,528,796 3,387,170 10,614,823 Other financial liabilities – 171,196 – – – – – 171,196 Lease liabilities – – – 17,351 30,515 18,332 16,207 82,405 Guarantees received (margin accounts) 1,632,862 – – – – – – 1,632,862 Total financial liabilities 15,875,506 10,605,638 5,105,937 9,702,482 7,801,234 3,549,683 7,404,431 60,044,911 (1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$993 million. (2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$3 million. (3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,199,369 million. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued As of December 31, 2023 On demand Up to 1 month Between 1 to 3 months Between 3 to 12 months Between 1 to 3 years Between 3 to 5 years More than 5 years Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial assets Cash and deposits in banks 2,723,282 – – – – – – 2,723,282 Cash items in process of collection 812,524 – – – – – – 812,524 Financial assets held for trading at fair value through profit or loss Financial derivative contracts and hedge accounting – 383,845 807,016 1,548,923 3,046,056 1,413,070 3,526,105 10,725,015 Debt financial instruments – 211 – 2,275 31,031 1,432 63,359 98,308 Financial assets at fair value through other comprehensive income Debt instruments – 2,277,301 10,319 319 668,856 491,471 1,087,759 4,536,025 Loans and account receivable from customers – – – 66,685 13,566 19,692 5,439 105,382 Financial assets at amortized cost Rights under repurchase agreements – – – – – – – – Debt financial instruments (1) – – – 3,724,781 4,453,843 – – 8,178,624 Interbank loans (2) 49 68,391 – – – – – 68,440 Loans and account receivable from customers (3) 872,591 3,304,077 3,178,674 5,552,061 8,293,975 4,666,845 14,875,223 40,743,446 Guarantee deposits (margin accounts) 2,238,900 – – – – – – 2,238,900 Total financial assets 6,647,346 6,033,825 3,996,009 10,895,044 16,507,327 6,592,510 19,557,885 70,229,946 As of December 31, 2023 On demand Up to 1 month Between 1 to 3 months Between 3 to 12 months Between 1 to 3 years Between 3 to 5 years More than 5 years Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial liabilities                 Cash items in process of being cleared 775,082 – – – – – – 775,082 Financial liabilities held for trading at fair value through profit or loss Financial derivative contracts and hedge contracts – 376,279 1,170,614 2,443,279 3,056,317 1,526,321 3,415,532 11,988,342 Financial liabilities at amortized cost Deposits and other demand liabilities 13,537,826 – – – – – – 13,537,826 Time deposits and other term equivalents 328,242 7,999,764 3,689,743 3,950,166 138,320 3,364 28,343 16,137,942 Obligations under repurchase agreements – 282,483 101 – – – – 282,584 Interbank borrowing 18,220 42,730 4,006,532 5,821,216 304,384 173,417 – 10,366,499 Issued debt instruments – 291,687 285,923 1,272,427 3,183,069 1,314,205 4,076,393 10,423,704 Other financial liabilities – 296,095 – – 164 14 – 296,273 Lease liabilities – – – 20,716 37,446 22,913 23,441 104,516 Guarantees received (margin accounts) 1,081,226 – – – – – – 1,081,226 Total financial liabilities 15,740,596 9,289,038 9,152,913 13,507,804 6,719,700 3,040,234 7,543,709 64,993,994 (1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$1,729 million. (2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$114 million. (3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,153,989 million. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies as of September 30, 2024, and December 31, 2023. As of September 30, 2024 Local Currency Foreign Currency   CLP CLF Adjustable by exchange rate USD EUR GBP CHF JPY CNY COP Other Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial assets 29,992,308 26,119,171 166 5,768,312 222,129 4,226 6,140 29,416 16,439 2,233 Non-financial assets 1,819,550 145,013 3,473 1,752,957 7,878 194 620 25 4 TOTAL ASSETS 31,811,858 26,264,184 3,639 7,521,269 230,007 4,420 6,760 29,416 16,464 - 2,237 Financial liabilities 38,397,127 6,951,138 10 11,254,096 454,241 1,151 840,708 322,486 14,320 94,367 Non-financial liabilities 1,403,434 111,752 92 1,710,074 8,061 24 1,619 89 1,315 TOTAL LIABILITIES 39,800,561 7,062,890 102 12,964,170 462,302 1,175 842,327 322,575 14,320 - 95,682 As of December 31, 2023 Local Currency Foreign Currency   CLP CLF Adjustable by exchange rate USD EUR GBP CHF JPY CNY COP Other Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial assets 34,431,899 25,728,048 659 6,434,212 203,418 4,094 2,910 8,330 15,586 - 5,933 Non-financial assets 1,636,000 169,924 12 2,213,220 1,238 424 671 25 1,285 - - TOTAL ASSETS 36,067,899 25,897,972 671 8,647,432 204,656 4,518 3,581 8,355 16,871 - 5,933 Financial liabilities 42,681,247 7,338,983 - 12,148,010 438,270 2,563 698,934 360,193 11,612 - 128,440 Non-financial liabilities 1,277,596 136,797 94 1,127,203 13,438 27 1,051 159 5 - 1,373 TOTAL LIABILITIES 43,958,843 7,475,780 94 13,275,213 451,708 2,590 699,985 360,352 11,617 - 129,813 The fair value of derivative instruments is shown in Chilean Pesos and the notional amount is not included. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT General information The Bank has placed risk management at the center of its activity to ensure that the organization as a whole acts responsibly in the new social context, economic changes, customer demands and the business environment, always aligned with the strong corporate culture and abiding of the legal regulations in force. The risk management and control model are underpinned by a set of common principles, a risk culture integrated into the Bank in its entirety, a strong governance structure, and advanced risk management processes and tools. Banco Santander's risk management and control principles are mandatory, must always be applied, and comprise the regulatory requirements and best practices. They are: 1. A strong risk culture that all employees follow, that covers all risks, and promotes socially responsible management, contributing to the Bank's long-term sustainability. 2. All employees are responsible for risk management and must know and understand the risks generated by their daily activities. They must avoid taking risks whose impact is unknown or exceeds the Bank's risk appetite limits. 3. Involvement of senior management in ensuring consistent risk management and control through their conduct, actions, and communications. Senior management promotes risk culture, assessing its degree of implementation and monitoring that the profile remains within the levels defined in the Bank's risk appetite. 4. Independence of risk management and control functions. 5. Comprehensive anticipatory risk management and control approach across all businesses and risk types. 6. Proper and comprehensive information management, which enables risks to be identified, assessed, managed and communicated appropriately at the respective levels. These principles, together with several interconnected tools and processes of the strategy, such as the risk appetite, risk profile assessment, scenario analysis, risk reporting structure, and annual budget processes, all articulate a holistic control structure for the entire Bank. The Bank has a solid risk culture known as Risk Pro, which defines how risks are understood and managed daily. It is based on the principle that all employees are responsible for risk management, where their classification is fundamental for effective management and control. All identified risks should, therefore, be associated with risk categories to organize their management, control and related information. The Bank's risk classification enables effective risk management, control and communication. Its corporate risk framework includes the following: • Credit risk: it is the risk of financial loss arising from the default or deterioration in the credit quality of a customer or counterparty to which Banco Santander Chile has provided financing or has assumed a contractual obligation. • Market risks: they arise from holding financial instruments whose value may be affected by changes in market conditions; they generally include the following types of risk: • Foreign exchange risk, which arises from changes in the exchange rate between currencies. • Fair value interest rate risk, which arises from changes in market interest rates. • Price risk, which arises from changes in market prices, either due to factors specific to the instrument itself or factors affecting all instruments traded in the market. • Inflation risk, which arises due to changes in inflationary indices in Chile, which would apply mainly to financial instruments denominated in UF. • Liquidity risk: it is the risk that liquid financial resources will not be available to meet obligations as they become due or can only be obtained at a high cost. • Operational risk: it is the risk of loss due to inadequate or failed internal processes, employees and systems or due to external events. It includes legal risk and conduct risk. • Capital risk: it is the risk that the Bank has insufficient capital quantity and/or quality to meet the minimum requirements to operate as a bank, respond to market expectations regarding its credit capacity and support the growth of its business and any strategies that may emerge per its strategic plan. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued Risk governance The Bank has a robust risk governance structure that pursues effective control of the risk profile, consistent with the appetite defined by the Board. It is based on the distribution of roles among the three lines of defense and a strong committee structure, which is reinforced by the Risk Pro culture that permeates the entire organization. The Bank's model of three lines of defense aims to ensure effective risk management and control: First line Business lines and all other risk-creating functions constitute the first lines of defense. These functions must ensure their risks align with the approved risk appetite and corresponding limits. Any unit that originates risk has primary responsibility for managing said risk. Second line The areas directly involved in managing Risks, Compliance and Conduct constitute the second line of defense. Their role is to independently monitor and challenge the risk management activities of the first line of defense. These functions ensure risk management complies with the risk appetite defined by the Board and promote a strong risk culture throughout the organization. Third line The Internal Audit function regularly assesses that policies, methodologies, and procedures are adequate and effectively implemented in managing and controlling all risks. The risk, compliance and internal audit functions have an adequate level of separation and independence, as well as direct access to the Board and its committees. Risk committee structure The Board of Directors is responsible for establishing and monitoring the Bank's risk management structure. It has a corporate governance system aligned with local regulations and international best practices. Furthermore, it has several high-level committees that are key to risk management, each of which is composed of directors and executive members of Santander's management and are described in detail in the Corporate Governance section of this Report: 1. Integral Risk Committee (CIR) The Board's Integral Risk Committee is the body responsible for advising the Board on the definition of the risk appetite that the business areas may assume and supervising the correct identification, measurement, and control of all risks that may affect the Bank. In addition, this committee acts as a governance body through which the Board oversees the reasonableness of risk measurement and control systems. 2. Directors and Audit Committee (CDA) The main objective of the committee is to supervise the Bank and its subsidiaries in the process of generating the financial statements. This also includes the supervising the internal and external auditors in this process so that the institution provides adequate information for its shareholders, investors, and the general public. All of this with to ensure the efficiency of the company's internal control systems, as well as its compliance with the applicable rules and regulations. 3. Asset and Liability and Markets Committee (ALCO) This committee’s main functions are to monitor and manage the structural balance sheet risks, such as inflation exposure limits, interest rate risk, capital funding levels and liquidity. Furthermore, it reviews the developments in the most relevant local and international monetary markets and policies, as well as revealing and analyzing the main economic and risk factors that directly impact the performance of the trading portfolios. 4. Appointment Committee This committee constantly reviews the application of appointment policies and processes to those positions defined as 'key personnel' and reviews the application of these policies to other individuals in the organization. 5. Remuneration Committee The function of this committee is to constantly review the regulatory documentation concerning the evaluation and remuneration of positions defined as 'key personnel' and also of other persons in the organization in general. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued The Board delegates the identification, measurement and control of the various risks faced by the Bank to the Risk Division, which is led by the Chief Risk Officer (CRO) and reports directly to the CEO. The Chief Risk Officer (CRO) is responsible for monitoring all risks and reviewing and advising the business lines on managing these risks. This division is responsible for credit, market, non-financial, compliance, and reputational risks. The Director of Internal Audit reports directly to the Chairman of the Board of Directors to ensure independence from senior management and thus be an effective third line of defense in risk management and internal control. CREDIT RISK Credit risk is the risk arising from the default or deterioration in the credit quality of a client or counterparty to which the Bank has provided financing or assumed a contractual obligation. It is our most relevant risk, both in terms of exposure and capital consumption. Credit risk management The Bank's credit risk identification, analysis, decision and control processes are based on a comprehensive view of the credit risk cycle, including the initial transaction, the client and the portfolio. Identifying credit risk allows for active management and effective control of portfolios. External and internal risks are identified and classified in each business to adopt corrective and mitigating measures where necessary, through the following processes: 1. Planning: Planning allows us to establish business objectives and define concrete action plans according to our risk appetite. The commercial strategic plans are a management and control tool defined by the business and risk areas for our credit portfolios. These strategic plans determine the commercial strategies, risk policies, channels and infrastructure needed to fulfil the strategic plan of each business unit, ensuring a holistic view of the loan portfolios. 2. Risk assessment and credit rating process: Risk approval criteria are generally based on the ability of borrowers to meet their financial obligations. The funds or net cash flows from their business or regular income are analyzed to determine this capacity. Our credit quality assessment models are built around rating engines, different for each of our segments, which we monitor and test to fine-tune the decisions and ratings that are assigned. 3. Scenario analysis: This enables the determination of potential risks in credit portfolios, providing a better understanding of their behavior under different macroeconomic conditions, as well as anticipating and applying strategies to avoid future deviations from established plans and goals. 4. Monitoring: Holistic monitoring of all clients facilitates the observation of credit quality and early detection of impacts on risk evolution. The periodic monitoring of business performance and its comparison with pre-established plans are essential in credit risk management. Our monitoring function uses a system that helps establish client-specific monitoring levels, policies and actions. 5. Credit risk mitigation techniques: Risk approval criteria are based on determining the ability of borrowers to meet their financial obligations without relying on collateral or pledged assets as security. These are always considered as a second recovery channel in case the first one fails and are defined as a reinforcement measure added to a credit operation to mitigate the loss in case of default. 6. Recovery management: Recovery management defines a strategy based on the economic environment, business model and other particularities of local recovery. Effective and efficient recovery management requires segmenting our customers according to their characteristics and using new digital channels that support the creation of sustainable value through recoveries. The Board has delegated responsibility for credit risk management to the Integrated Risk Committee (IRC) and the Bank's risk departments, whose roles are summarized below: • Formulation of credit policies, in consultation with the business units, covering collateral requirements, credit assessment, risk rating and reporting, documents and legal procedures in compliance with regulatory, legal and internal Bank requirements. • Establishing the authorization structure for the approval and renewal of credit applications. The Bank structures credit risk levels by limiting the concentration of credit risk in terms of individual debtors, groups of debtors, industry segments and countries. • Authorization limits are assigned to the respective business unit officers (commercial, consumer, SME) and are monitored continuously by the administration. Furthermore, these limits are regularly reviewed. Risk assessment teams at the branch level regularly interact with clients. Nevertheless, for large operations, the risk teams at the head office and even the Risk Committee may collaborate directly with clients in assessing credit risks and preparing credit applications. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued • Limiting exposure concentrations to customers, counterparties, in geographic areas, industries (for receivables or credits), by issuer, credit ratings and liquidity (for investments). • Developing and maintaining the Bank's risk classification to categorize risks by the exposure to financial loss of the respective instruments and with the purpose to focus risk management specifically on the related risks. • Reviewing and assessing credit risk. The risk divisions are largely independent of the Bank's commercial division and assess all credit risks above designated limits before customer credit approvals or financial investments. Credit renewals and reviews are subject to similar processes. The risk assessment teams regularly interact with our clients. Risk teams collaborate directly with clients to assess credit risks and prepare credit applications for larger transactions. Credit approval committees, including risk and commercial staff, must ensure that each applicant meets appropriate qualitative and quantitative parameters. The Bank's Board of Directors defines the powers of each committee. In preparing a credit application for a corporate customer whose loans are approved on an individual basis, the Bank verifies various parameters such as the debt servicing capacity (including, typically, projected cash flows), the customer's financial history, and/or their projections for the economic sector in which they operate. The risk division is actively involved in this process and prepares the credit application for the customer. All applications contain an analysis of the client's strengths and weaknesses, a rating and a recommendation. Credit limits are not determined based on outstanding customer balances but on the financial group's direct and indirect credit risk. For example, a corporation would be assessed with its subsidiaries and affiliates. Their respective risk divisions assess and approve consumer loans (individuals, SMEs). The assessment is based on an evaluation system known as GARRA, an automated process with a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors. The credit application process is based on collecting information to determine the client's financial situation and ability to pay. The parameters used to assess the applicant's credit risk include several variables such as income levels, length of current employment, indebtedness, and credit bureau reports. For investments in debt instruments, the Bank assesses the probability of non-collectability or default of issuers or counterparties using internal and external assessments such as the independent risk assessors. Furthermore, the Bank adheres to a strict and conservative policy that ensures that the investment issuers and counterparties to derivative transactions have the highest reputation. Furthermore, the Bank operates with several instruments which involve exposure to credit risk, but this is not reflected in the Interim Consolidated Statements of Financial Position, such as guarantees and warranties, documented letters of credit and contingent commitments to extend credit. Guarantees and warranties represent an irrevocable payment obligation. If a guaranteed customer defaults on its obligations to third parties guaranteed by the Bank, the Bank will make the corresponding payments. These transactions involve the same credit risk exposure as ordinary loans. Documented letters of credit are commitments recorded by the Bank on behalf of the customer. They are secured by the traded goods they relate to and have a lower risk than direct borrowing. The guaranteed bonds are contingent commitments that become effective only if the customer fails to perform the works agreed with a third party, as guaranteed by the bonds. In the case of contingent commitments to extend credit, the Bank is potentially exposed to losses equal to the total unused portion of the commitment. Nevertheless, the probable loss amount is less than the unused total of the commitment. In addition, the Bank monitors the maturity period of the credit lines because long-term commitments generally have a higher credit risk than short-term commitments. Covid-19 Solutions The government has supported SMEs by expanding the Guarantee Fund for Small Entrepreneurs (Fogape) and by amending rules and regulations to encourage banks to provide working capital loans to small businesses. Regarding credit risk provisions, the FMC required the setting aside of specific provisions for loans guaranteed by Fogape guarantees. These provisions must be calculated based on expected losses, estimating the risk of each operation without considering the substitution of the guarantor's credit quality, following the individual or group analysis method as applicable, in accordance with the provisions of Chapter B-1 of the CASB. See Note 2, section q. As of September 30, 2024, and December 31, 2023, the balance of provisions for this concept amounted to Ch$5,264 million and Ch$10,170 million, respectively. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued Additional provisions According to FMC regulation, banks can establish provisions above the already described limits to protect themselves from the risk of non-predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector. These provisions shall be reported under liabilities per number 9 of Chapter B-1 of the FMC's CASB. The Bank's Board of Directors, due to the adverse effects caused by the pandemic, the decrease in state aid, and the current economic situation, approved the constitution of additional voluntary provisions, which as of September 30, 2024, and December 31, 2023 amount to Ch$293,000 million. Maximum credit risk exposure For financial assets recognized in the Interim Consolidated Statements of Financial Position, the exposure to credit risk is equal to their carrying amount. The maximum credit risk exposure for financial guarantees granted is the maximum amount the Bank would have to pay if the guarantee were enforced. The following is the distribution by financial asset of the Bank's maximum credit risk exposure as of September 30, 2024, and December 31, 2023, without deducting collateral and credit enhancements received:     As of September 30, 2024 As of December 31, 2023 Amount of exposure Amount of exposure Note Ch$mn Ch$mn Deposits in banks 7 1,894,336 2,723,282 Cash in collection process 7 874,353 812,524 Financial assets held for trading at fair value through profit or loss 8 Financial derivatives contracts 10,984,099 10,119,486 Debt instruments 467,844 98,308 Financial assets at fair value through other comprehensive income 11 Debt instruments 3,359,231 4,536,025 Loans and receivables from clients 38,140 105,257 Financial derivative contracts for hedge accounting 12 469,228 605,529 Financial assets at amortized cost 13 Debt instruments 4,783,621 8,176,895 Interbank loans 2,126 68,326 Loans and receivables from clients 39,123,103 39,589,457 Unrecognized loan/credit commitments: Letters of credit for goods movement transactions 311,308 262,496 Transactions related to contingent events 1,782,751 1,641,510 Immediately repayable unrestricted credit lines 10,115,297 9,490,141 Guarantees and sureties 437,231 494,104 Contingent loans linked to CAE 486 813 Other credit commitments 136,403 313,505 Total 74,779,557 79,037,658 As defined in the CASB, the provisions for credit risk on loans and receivables (Due from banks and loans and receivables from clients) and contingent credits are determined under the criteria defined in Chapters B-1 to B-3 of the CASB. At the same time, loans and receivables from clients and debt instruments measured at fair value through other comprehensive income, and debt instruments measured at amortized cost have any impairments measured according to Chapter 5.5 of IFRS 9. Debt instruments measured at fair value through profit or loss are not subject to impairment requirements. In the case of derivatives, the fair value of derivatives includes the adjustment reflecting the counterparty credit risk (CVA). The CVA is calculated considering the potential exposure to each counterparty in future periods. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued The methodology established for determining provisions for loan losses (Due from banks and loans and receivables from clients) and contingent loans is set out in Note 2 (q). The methodology used for calculating provisions for loans and receivables and debt instruments measured at fair value through other comprehensive income and debt instruments measured at amortized cost is described in Note 2 (r). Information related to the concentration of credit risk is provided in Note 13, letters k, m, and n. For derivative instruments, as of December 31, 2023, the Bank's foreign exposure, including counterparty risk in the derivatives portfolio, was US$3 billion or 25% of assets. The table below calculates the derivative exposure using the corresponding credit risk, which is equal to the net replacement value plus the maximum potential value, considering cash collateral that mitigates the exposure. Additional details regarding our exposure to countries rated above 1 and corresponding to the largest exposures are also included. The exposure as of September 30, 2024, considering the fair value of derivative instruments, amounts to: Derivative instruments (Market-adjusted) Deposits Loans Financial Investments Total exposure Domestic Loans Ranking US$ Million US$ Million US$ Million US$ Million US$ Million Hong Kong 2 - 11 - - 11 Italia 2 - 1 - - 1 México 3 2 - 1 - 3 Total 2 12 1 - 15 Our exposure to Spain within the group is as follows: Counterpart Domestic Loans Classification Derivative instruments (market-adjusted) Deposits Loans Financial investments Total exposure In US$ million. Banco Santander S.A. Spain 1 262 18 - - 280 (*) Our exposure to Santander Hong Kong, BSCH Spain and Santander NY is included as exposure to Spain. Recognition and measurement of credit risk provisions The Bank segments loans and contingent loans by the type of debtor and loan to an appropriate level of detail for applying the credit risk models. Provisions required to cover loans and contingent loan exposures are calculated and set up monthly in relation to the valuation models used and the type of transaction. Provisions established for financial assets measured at amortized cost and Loans and receivables at fair value through other comprehensive income are treated as valuation accounts for the respective assets. The amount of the portfolio net of provisions is reported in the Interim Statements of Financial Position. Additional provisions and contingent loan provisions are reported under liabilities, in accordance with the instructions of the FMC. Provisions for financial assets at fair value through other comprehensive income are presented in Note 11, provisions for financial assets at amortized cost are presented in Note 13 and special provisions for credit risk (contingent loans, country risk, additional provisions) are presented in Note 26. The following is a breakdown of loans (due from banks and receivables from clients) and contingent loan exposures and the corresponding established provisions according to CASB standards (B1 to B3) as of September 30, 2024, and December 31, 2023: As of September 30, 2024 (**) Ch$mn Financial assets before provisions Established provisions Normal Portfolio Substandard Portfolio Impaired Portfolio Normal Portfolio Substandard Portfolio Impaired Portfolio Deductible FOGAPE Covid-19 guarantee s Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Interbank loans 2,129 - - - - 3 - - - - - Commercial loans 9,761,808 4,818,498 1,145,033 786,054 498,008 108,570 73,095 34,833 276,436 193,386 5,264 Mortgage loans - 16,706,604 - - 869,981 - 34,023 - - 121,922 - Consumer loans - 5,433,873 - - 302,613 - 167,352 - - 184,488 - Contingent loan exposure 1,650,470 863,163 89,232 9,543 13,791 15,775 6,175 4,660 4,883 8,811 - ** See Note 13 letters c, d and e for further details. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued As of December 31, 2023 (**) Ch$mn Financial assets before provisions Established provisions Normal Portfolio Substandard Portfolio Impaired Portfolio Normal Portfolio Substandard Portfolio Impaired Portfolio Deductible FOGAPE Covid-19 guarantee s Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Interbank loans 68,440 - - - - 114 - - - - - Commercial loans 11,016,846 4,867,446 1,008,865 738,047 440,453 92,730 68,151 30,658 257,192 211,331 10,170 Mortgage loans - 16,437,939 - - 635,500 - 32,350 - - 116,031 - Consumer loans - 5,322,350 - - 276,000 - 169,345 - - 166,031 - Contingent loan exposure 1,636,590 971,496 73,518 8,429 11,492 15,000 6,384 5,762 5,315 7,821 - ** See Note 13 letters c, d and e for further details. Below is a summary of the provisions associated with financial assets for which provisions are determined in accordance with IFRS 9: As of September 30, 2024 As of December 31, 2023 Ch$mn Ch$mn Debt instruments at amortized cost 993 1,729 Debt instruments at fair value with changes in other comprehensive income 545 787 Loans and receivables 70 125 Total 1,608 2,641 As of September 30, 2024, and December 31, 2023, the debt instrument portfolios include instruments of the Central Bank of Chile and/or the Treasury of the Republic. Accordingly, their risk has been classified as low (no significant increase in risk). The description of the main components of the IFRS 9 model used by the Bank to determine these provisions can be found in Note 2 (r). As of September 30, 2024, and December 31, 2023, the loans included in the portfolio of loans and receivables measured at fair value through other comprehensive income are assets of a high credit quality with individual assessment (normal portfolio). Distressed Loans The distressed loan portfolio includes debtors and their loans for which recovery is considered remote, as they: show an impaired or zero payment capacity, have been subject to forced restructuring, are overdue by 90 days or more in the payment of interest or principal, and are classified in the non-performing portfolio (C1 to C6). As of September 30, 2024 As of December 31, 2023 Distressed Loans Financial assets Provisions Financial assets Provisions Ch$mn Ch$mn Ch$mn Ch$mn Interbank loans - - - - Commercial loans 1,284,062 469,822 1,178,500 468,523 Mortgage loans 869,981 121,922 635,500 116,031 Consumer loans 302,613 184,488 276,000 166,031 Contingent loan exposure 23,334 13,694 19,921 13,136 Total 2,479,990 789,926 2,109,921 763,721 Under the IFRS 9 model, the Bank uses one of the default presumption factors when an asset is overdue by 90 days or more. Debt instruments and loans and receivables measured at fair value through other comprehensive income do not present any non- performance. Individual/Group Group assessments are suitable for dealing with many transactions in which each transaction is of a low amounts to individuals or small companies. The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non-performing and a recovery rate based on a substantiated historical analysis. To this end, the Bank implemented the standard model for mortgage and commercial loans and its own internal model for consumer loans. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued IFRS 9 aims to recognize expected credit loss over the asset's life, attending to significant increases in credit risk since the initial recognition. This may require a group assessment as the increase in credit risk may become more evident before the financial instrument is overdue, depending on the instrument's nature and available information. Always on the premise that information is available at no cost or effort. The grouping is based on similar risk characteristics. Impaired loans The impaired portfolio consists of the non-performing loans (C1 to C6) plus B3 and B4 in the case of individual assessment. As of September 30, 2024, and December 31, 2023, the impaired portfolio amounts to Ch$2,694,292 million and Ch$2,291,620 million, respectively. IFRS 9 defines an asset as impaired when one or more events harm the estimated future cash flows, as evidenced by the issuer's financial difficulties, default or delinquency, bankruptcy or financial reorganization, and disappearance from the active markets, among other factors. Debt instruments, and loans and receivables measured at fair value through other comprehensive income are not impaired. Write-offs Write-offs must be made when the contractual rights to cash flows expire. Write-offs result in a derecognition from the Statement of Financial Position and include any outstanding portion in the case of installment loans. Additional circumstances could lead to a loan write-off, such as when the Bank concludes that it will not obtain any flows, when there is no enforceable title, when collection actions become time-barred or when the deadlines defined by the FMC are reached (see Note 2 letter q). As of September 30, 2024, and December 31, 2023, loan write-offs amount to Ch$456,334 million and Ch$456,947 million, respectively. IFRS 9 states that a write-off occurs when there is no reasonable expectation of recovering the contractual cash flows in whole or in part. A write-off constitutes a recognition in the financial statements. Debt instruments and loans and accounts receivable from customers measured at fair value with changes in other comprehensive income do not present written-off instruments/operations. Reconciliation of provisions and loans The reconciliation between the opening and closing balance of established provisions for financial assets measured at amortized cost and for contingent claims is presented in Note 13 (f, g, h, i and j). The reconciliation between the opening and closing balance of established provisions for financial assets measured at fair value through other comprehensive income is presented in Note 11. The reconciliation of interbank, commercial, residential and consumer loans, and contingent loan exposure as of September 30, 2024, and December 31, 2023, is presented below: Interbank loans Ch$mn Normal Portfolio Substandard Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2024 68,440 - - - - 68,440 Change in measurement without portfolio reclassifying during the period: 11 - - - - 11 Change due to portfolio reclassification: - - - - - New loans originated - - - - - New loans due to translation from contingent to loans - - - - - Loan payments (66,307) - - - - (66,307) Provision application for charge-offs - - - - - Exchange rate difference (15) - - - - (15) Other changes in provisions - - - - - Balance as of September 30, 2024 2,129 - - - - 2,129 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued Interbank loans Ch$mn Normal Portfolio Substandard Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2023 32,991 - - - - 32,991 Change in measurement without portfolio reclassifying during the period: - - - - - - Change due to portfolio reclassification: - - - - - - New loans originated - - - - - - New loans due to translation from contingent to loans 269,234 - - - - 269,234 Loan payments (232,433) - - - - (232,433) Provision application for charge-offs - - - - - - Exchange rate difference (1,352) - - - - (1,352) Other changes in provisions - - - - - - Balance as of December 31, 2023 68,440 - - - - 68,440 Commercial loans Ch$mn Normal Portfolio Substandard Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2024 11,016,846 4,867,446 1,008,865 738,047 440,453 18,071,657 Change in measurement without portfolio reclassifying during the period: 483,601 282,079 81,435 131,731 245,041 1,223,887 Change due to portfolio reclassification: (179,798) (206,991) 169,119 65,708 151,962 - New loans originated 12,893,024 1,766,465 - - - 14,659,489 New loans due to translation from contingent to loans 26,937 39,191 - - - 66,128 Loan sold or transferred - Loans payment (14,582,204) (1,932,794) (34,224) (84,311) (247,633) (16,881,166) Provision application for charge-offs (69,217) (91,846) (161,063) Exchange rate difference 103,402 914 (80,162) 4,096 31 28,281 Other changes in provisions - Balance as of September 30, 2024 9,761,808 4,818,498 1,145,033 786,054 498,008 17,009,401 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued Commercial loans Ch$mn Normal Portfolio Substandard Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2023 10,952,240 4,554,140 1,110,717 698,790 368,702 17,684,589 Change in measurement without portfolio reclassifying during the period: 618,832 323,191 726,401 474,070 75,818 2,218,312 Change due to portfolio reclassification: (151,459) (166,630) 84,632 80,413 153,044 - New loans originated 18,946,316 2,079,422 - - - 21,025,738 New loans due to translation from contingent to loans 34,822 52,126 - - - 86,948 Loan sold or transferred (41,534) - - - - (41,534) Loans payment (19,425,694) (1,977,734) (917,506) (460,608) (68,173) (22,849,715) Provision application for charge-offs - - - (58,572) (89,060) (147,632) Exchange rate difference 83,323 2,873 4,622 3,953 168 94,939 Other changes in provisions - 58 (1) 1 (46) 12 Balance as of December 31, 2023 11,016,846 4,867,446 1,008,865 738,047 440,453 18,071,657 Mortgage loans Ch$mn Normal Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2024 - 16,437,939 - 635,500 17,073,439 Change in measurement without portfolio reclassifying during the period: - 205,503 - 143,963 349,466 Change due to portfolio reclassification: - (262,698) - 262,698 - New loans originated - 1,176,563 - 1,176,563 Loan payments - (850,703) (141,203) (991,906) Provision application for charge-offs - - (30,977) (30,977) Exchange rate difference - - - - - Other changes in provisions - - - - - Balance as of September 30, 2024 - 16,706,604 - 869,981 17,576,585 Mortgage loans Ch$mn Normal Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2023 - 15,306,945 - 422,064 15,729,009 Change in measurement without portfolio reclassifying during the period: - 275,757 - 55,057 330,814 Change due to portfolio reclassification: - (238,942) - 238,942 - New loans originated - 1,786,638 - 4,439 1,791,077 New loans due to translation from contingent to loans - - - Loan payments - (692,564) - (46,210) (738,774) Provision application for charge-offs - - (38,193) Exchange rate difference - - - Other changes in provisions - 105 - (599) (494) Balance as of December 31, 2023 - 16,437,939 - 635,500 17,073,439 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued Consumer loans Ch$mn Normal Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2024 - 5,322,350 - 276,000 5,598,350 Change in measurement without portfolio reclassifying during the period: - 2,353,842 - 602,972 2,956,814 Change due to portfolio reclassification: - (276,204) - 276,204 - New loans originated - 3,098,873 - - 3,098,873 New loans due to translation from contingent to loans - 460,775 - - 460,775 Purchase or acquisition of loans - 62,098 - - 62,098 Loan payments - (5,590,498) - (588,275) (6,178,773) Provision application for charge-offs - - (264,293) (264,293) Exchange rate difference - 2,637 - 5 2,642 Other changes in provisions (if applicable) - - - Balance as of September 30, 2024 - 5,433,873 - 302,613 5,736,486 Consumer loans Ch$mn Normal Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2023 - 5,103,219 - 179,593 5,282,812 Change in measurement without portfolio reclassifying during the period: - 2,656,984 - 142,282 2,799,266 Change due to portfolio reclassification: - (338,758) - 338,758 - New loans originated - 2,604,626 - 37,900 2,642,526 New loans due to translation from contingent to loans - 647,911 - 923 648,834 Loan payments - (5,358,108) - (149,779) (5,507,887) Provision application for charge-offs - - - (271,123) (271,123) Exchange rate difference - 3,951 - 6 3,957 Other changes in provisions (if applicable) - 2,525 - (2,560) (35) Balance as of December 31, 2023 - 5,322,350 - 276,000 5,598,350 Contingent loan exposure Ch$mn Normal Portfolio Substandard Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2024 1,636,590 971,496 73,518 8,429 11,492 2,701,525 Change in measurement without portfolio reclassifying during the period: 25,074 (62,222) 11,058 330 1,972 (23,788) Change due to portfolio reclassification: (29,320) (937) 12,174 9,055 9,028 - New loans originated 1,269,979 165,188 1,435,167 New loans due to translation from contingent to loans - Loan payments (1,264,331) (292,098) (6,795) (8,306) (8,759) (1,580,289) Contingent loans to effective loans (108) 12,010 11,902 Provision application for charge-offs - Exchange rate difference 12,586 69,726 (723) 35 58 81,682 Other changes in provisions (if applicable) - - - - - - Balance as of September 30, 2024 1,650,470 863,163 89,232 9,543 13,791 2,626,199 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued Contingent loan exposure Ch$mn Normal Portfolio Substandard Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2023 2,117,863 834,739 52,312 8,611 4,757 3,018,282 Change in measurement without portfolio reclassifying during the period: 78,481 56,692 72,331 5,123 7,979 220,606 Change due to portfolio reclassification: (18,789) (12,537) 17,342 3,268 10,716 - New loans originated 1,736,962 212,714 - - - 1,949,676 New loans due to translation from contingent to loans 433 36,078 6 118 434 37,069 Loan payments (2,306,018) (234,995) (68,741) (8,552) (12,658) (2,630,964) Provision application for charge-offs 27,658 78,805 609 10 155 107,237 Exchange rate difference - - (341) (149) 109 (381) Other changes in provisions (if applicable) - - - - - - Balance as of December 31, 2023 1,636,590 971,496 73,518 8,429 11,492 2,701,525 The normal portfolio comprises those debtors whose ability to pay enables them to meet their obligations and commitments, which is not expected to change. When a debtor is experiencing financial difficulties or a significant deterioration in their ability to pay, and there are reasonable doubts about the full recovery of principal and interest under the contractual terms, the customer is classified in the substandard portfolio. A customer will be classified towards the impaired portfolio if the possibility of recovering the credit is considered remote, as they show an impaired or no ability to pay. The gross movements in financial assets at fair value through other comprehensive income and debt instruments at amortized cost as of September 30, 2024, and December 31, 2023, are presented below: A. Financial assets at fair value through other comprehensive income Debt financial instruments Normal Debt financial instruments Normal Ch$mn Portfolio Ch$mn Portfolio Balance as of January 1, 2024 4,536,025 Balance as of January 1, 2023 5,880,733 Purchases of debt instruments 12,755,534 Purchases of debt instruments 41,150,092 Sales and maturities of debt instruments (14,039,235) Sales and maturities of debt instruments (42,616,549) Changes in instrument measurement 106,907 Changes in instrument measurement 121,749 Balance as of September 30, 2024 3,359,231 Balance as of December 31, 2023 4,536,025 Loans and receivables from clients Normal Loans and receivables from clients Normal Ch$mn Portfolio Ch$mn Portfolio Balance as of January 1, 2024 105,382 Balance as of January 1, 2023 142,632 New loans originated 18,988 New loans originated 85,533 Sales and maturities of debt instruments (89,808) Sales and maturities of debt instruments (138,700) Changes in instrument measurement 3,648 Changes in instrument measurement 15,917 Balance as of September 30, 2024 38,210 Balance as of December 31, 2023 105,382 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued B. Debt instruments at amortized cost Debt financial instruments Normal Debt financial instruments Normal Ch$mn Portfolio Ch$mn Portfolio Balance as of January 1, 2024 8,178,624,000,000 Balance as of January 1, 2023 4,868,485,000, 000 Purchases of debt instruments 5,629,254,000,000 Purchases of debt instruments 3,342,572,000, 000 Sales and maturities of debt instruments (7,670,448,000,000) Sales and maturities -96,900,000,00 0 Changes in instrument measurement (1,352,816,000,000) Changes in instrument measurement 64,467,000,000 Balance as of September 30, 2024 4,784,614,000,000 Balance as of December 31, 2023 8,178,624,000, 000 Guarantees and credit enhancements In some cases, the maximum credit risk exposure is reduced by guarantees, credit enhancements and other actions that mitigate the Bank's exposure. On this basis, the constitution of guarantees is a necessary but insufficient instrument in the granting of a loan; therefore, the acceptance of the risk by the Bank requires the verification of other variables or parameters, such as the capacity to pay or the generation of resources to mitigate the risk incurred. The securities management and valuation procedures are set out in the internal risk management policy. These policies set out the basic principles for credit risk management, including managing collateral received in client transactions. In this respect, the risk management model includes assessing the existence of appropriate and sufficient guarantees to recover the loan when the debtor's circumstances do not allow it to meet its obligations. The procedures used for the valuation of collateral align with best market practice, involving appraisals on real estate collateral, the market price on stock market securities, the value of units in an investment fund, etc. In addition, all received guarantees must be properly instrumented, registered, and approved by the Bank's legal division. The Bank also has rating tools that enable it to rank the credit quality of transactions or clients. The Bank has historical databases that store internally generated information to study how this probability varies. Rating tools vary according to the customer segment analyzed (commercial, consumer, SME, etc.). The maximum credit risk exposure by type of loan, the associated collateral and the net credit risk exposure as of September 30, 2024, and December 31, 2023, are presented below: As of September 30, 2024 As of December 31, 2023 Maximum credit risk exposure Guarantee Net exposure Allowance Maximum credit risk exposure Guarantee Net exposure Allowance   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Interbank loans 2,129 - 2,129 3 68,440 - 68,440 114 Commercial loans 17,009,401 9,878,234 7,131,167 691,584 18,071,657 9,893,336 8,178,321 670,232 Residential Mortgage loans 17,576,585 17,305,029 271,556 155,945 17,073,439 16,589,333 484,106 148,381 Consumer loans 5,736,486 557,681 5,178,805 351,840 5,598,350 586,050 5,012,300 335,376 Contingent loans exposure 2,626,199 389,362 2,236,837 40,304 2,701,525 378,648 2,322,877 40,282 Total 42,950,800 28,130,306 14,820,494 1,239,676 43,513,411 27,447,367 16,066,044 1,194,385 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued Residential Mortgage loans, by their nature, are secured by the properties that generated the loan, meaning the property acquired by the client serves as collateral for the operation. When the Bank is in a position to receive or foreclose on a property, it is recorded as an "Asset received or foreclosed in payment," derecognizing the loan and its provision. The asset received is recorded at the lower of its book value and its fair value (appraised value) minus selling costs, in accordance with IFRS 5, and categorized as held for sale. Once a loan is derecognized, no further enforcement activities are undertaken. Impaired and non-impaired financial assets with associated guarantees, collateral or credit enhancements in favor of the Bank as of September 30, 2024, and December 31, 2023, are presented below:   As of September 30, 2024 As of December 31, 2023 Ch$mn Ch$mn Non-impaired financial assets Properties/mortgages 27,603,298 29,279,845 Investments and others 8,105,434 5,300,893 Impaired financial assets Properties/mortgages 3,007,049 2,444,084 Investments and others 343,308 293,347 Total 39,059,089 37,318,169 Financial derivative transactions are secured by collateral agreements deposited or transferred by one party in favor of the other, either in cash or financial instruments, and reduce the counterparty's credit risk. These guarantees are monitored periodically (usually daily). Accordingly, the net balance per counterparty is determined based on agreed parameters, and a decision is taken concerning whether collateral is to be posted or collected. Loan limits of debtors related to the ownership or management of the Bank According to Article 84, No 2 of the General Banking Law (LGB) and the UCBR 12-4, the total amount of loans granted to a group of related persons may not exceed 5% of the bank's regulatory capital; this limit increases to 25% if what exceeds 5% corresponds to loans secured by guarantees. In no case may the total of such loans granted by a bank exceed the amount of its regulatory capital. Furthermore, these loans may not be granted on more favorable terms in terms of maturity, interest rates or guarantees than those granted to third parties in similar operations. A person's relationship with the Bank emerges when they have a direct, indirect or third-party ownership interest in the Bank, participate in the management or are presumed to have such a relationship until there is sufficient evidence to refute the presumption. A group of persons related to the Bank shall be understood to include all natural and legal persons who can exert significant and permanent influence on the decisions of the other, in which there is a presumption that loans granted to one person will be used for the benefit of another, or that there is a well-founded presumption that the persons maintain a relationship and form a unit of economic interest. Subsidiaries, business support companies and affiliated companies are companies related to a bank. Security over movable or immovable tangible property, or any other property that may legitimately be received as security, constitutes valid security. As of September 30, 2024, and December 31, 2023, the lending limit for debtors related to the ownership or management of the Bank under Article 84 No 2 of the General Banking Law and Chapter 12-4 of the UCBR are as follows:   As of September 30, 2024 As of December 31, 2023   % Ch$mn % Ch$mn Overall limit to related groups of persons 7% 479,400 7% 488,511 Regulatory capital 6,848,574 6,978,733 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued MARKET RISK Market risk arises due to market activity through financial instruments whose value may be affected by changes in market conditions, which are reflected in changes in the various assets/liabilities and financial risk factors. Market risk management aims to manage and control market risk exposure within acceptable parameters. Four main risk factors affect market prices: interest rates, exchange rates, price, and inflation. • Interest Rate Risk: the exposure to losses arising from adverse changes in market interest rates that affect the value of instruments, contracts and other transactions recorded on the balance sheet. • Exchange risk is the sensitivity to losses arising from adverse changes in the value of the exchange rates of foreign currencies, including gold, in which the instruments, contracts and other transactions recorded on the balance sheet are denominated. • Inflation risk is the exposure to losses arising from adverse changes in the units or indices of readjustment defined in national currency. The instruments, contracts, and other transactions are denominated on the balance sheet. • Price risk is generated by the volatility of rates or prices of assets or liabilities. Prepayment risk arises when, based on price movements, holders can alter the future cash flows of these assets or liabilities, leading to balance sheet mismatches that pose additional challenges to market risk management. Market risk management The measurement and control of market risks are the responsibility of Market Risk Area, which is part of the Risk Division. The appropriate committees approve the limits, with responsibility resting mainly with the ALCO. The Integrated Risk Committee also reviews the principal market risks. The Financial and Capital Management areas, as part of the Financial Vice-Presidency, have the following functions, which are supervised and controlled by the ALCO and Risk Division: i. To optimize the cost of liabilities and seek the most efficient financing strategies, including issuing bonds and bank facilities. ii. Management of short- and long-term regulatory liquidity limits. iii. Inflation risk management and exposure. iv. To manage local and foreign currency rate risk. v. Capital adequacy and requirements. Rate sensitivity is measured primarily using an analysis that quantifies the impact on earnings and the balance sheet of parallel movements in the real and nominal interest rate curve in Pesos and US dollars. The Bank's internal management for measuring market risk is mainly based on analyzing the management of the following three components: • Trading portfolio. • Local financial management portfolio. • Foreign financial management portfolio. The Treasury manages the Bank's trading portfolios and ensures they remain within the loss limits determined, calculated and estimated by the Market Risk Area. The trading portfolio (measured at fair value through profit or loss) consists mainly of those investments measured at fair value, free of any restriction on their immediate sale and which are often bought and sold by the Bank to sell them in the short term to benefit from short-term price movements. Financial management portfolios (measured at fair value through other comprehensive income) include all financial investments not considered in the trading portfolio. The roles that concern the trading portfolio comprise the following: i. applying Value-at-Risk (VaR) techniques to measure interest rate risk, ii. adjusting trading portfolios to market and the measurement of daily profit and loss from trading activities, iii. comparing the actual VAR with the established limits Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued, iv. establishing loss control procedures for losses above predetermined limits, and v. providing information on trading activities to the ALCO, other members of the Bank's management, and the Global Risk Department. The functions regarding financial management portfolios entail the following: i. Applying sensitivity simulations (as explained below) to measure the interest rate risk of local currency activities and the potential loss predicted by these simulations and ii. Providing the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department. Market risk - Trading portfolio The Bank applies VaR methodologies to measure exchange rate risk and sensitivity to interest rates of the trading portfolio. The Bank has a consolidated commercial position comprised of fixed income investments and foreign currency trading. This portfolio is essentially composed of bonds from the Central Bank of Chile, mortgage bonds and low risk locally issued corporate bonds. At the end of the year, the trading portfolio did not contain investments in equity. For the Bank, the VaR estimate is carried out using a historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio using the market conditions of a predetermined historical period. From that information, the maximum loss is inferred with a certain level of confidence. The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumptions. All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the necessary confidence level, which will be equal to the value at risk in virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio over a 1-day horizon at a confidence level of 99.00%. It is the maximum one-day loss that the Bank could expect to suffer on a given portfolio with the 99.00% confidence level. In other words, it is the loss that the Bank would expect to exceed only 1.0% of the time. VaR provides a single estimate of market risk that is not comparable from one market risk to another. Returns are calculated using a time window of 2 years or at least 520 data points obtained from the VaR calculation reference date backward in time. The Bank does not calculate three separate VaRs. Instead, a single VaR is calculated for the entire trading portfolio, further segregated by risk type. The VaR program performs a historical simulation and calculates a Profit and Loss (P&L) statement for 520 data points (days) for each risk factor (fixed income, foreign exchange and equities). Then, the P&L of each risk factor is added together, and a consolidated VaR is calculated with 520 data points or days of data. Simultaneously, the VaR is calculated for each risk factor based on the individual P&L calculated for each factor. Moreover, a weighted VaR is calculated similarly, as described above, but gives a higher weighting to the most recent 30 data points. As a result, the higher of the two VaRs is reported. The Bank uses VaR estimates to warn if statistically estimated losses in the trading portfolio exceed prudent levels and, therefore, certain predetermined limits are in place. Limitations of the VaR model In applying this methodology for calculation, no assumptions are made about the distribution probability of changes in the risk factors; instead, the historically observed changes are used to generate scenarios for the risk factors under which each portfolio item will be valued. The definition of a valuation function fj (xi) for each instrument j is necessary, preferably the same as the one used to calculate the market value and daily position results. This valuation function shall be applied to generate simulated prices for all instruments in each scenario. Furthermore, the VaR methodology should be interpreted considering the following limitations: • Market rate and price changes may not consist in independent and identically distributed random variables, nor may they have a normal distribution. The normal distribution assumption, in particular, may underestimate the probability of extreme market movements. • The historical data used by the Bank may not provide the best estimate of future joint distribution of changes in risk factors. Any modification of the data may be inappropriate. In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the time frame used; • A 1-day time horizon may not fully capture those market risk positions that cannot be liquidated or hedged within one day. It would not be possible to liquidate or hedge all positions in one day; • The VaR is calculated at the end of negotiations, but trading positions may change substantially during the trading day; Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued • The use of a 99% confidence level does not consider or make any representation about losses that may occur beyond this confidence level, and • The VaR model does not capture all the complex effects of risk factors on the value of positions or portfolios and, therefore, may underestimate potential losses. As of September 30, 2024, and December 31, 2023, the Bank did not exceed the VaR limits of the trading portfolio’s three components: fixed-income, equity, and foreign currency investments. The Bank performs back-testing daily and generally finds that trading losses exceed the estimated VaR almost once every 100 trading days. At the same time, a limit was set on the maximum acceptable VaR on the trading portfolio. As of September 30, 2024, and December 31, 2023, the Bank has remained within its VaR threshold, even in instances where the actual VaR exceeded the estimated VaR. The high, low and average levels for each component and each year were as follows: VAR As of September 30, 2024 2023 US$mn US$mn Consolidated   High 4.85 8.21 Low 1.94 4.14 Average 3.32 5.59 Fixed income investments High 4.85 7.89 Low 1.92 3.95 Average 3.03 5.23 Variable income investments High – — Low – — Average – — Foreign currency investments High 2.85 4.54 Low 0.15 0.27 Average 1.52 1.23 Market risk – Local and foreign financial management The Bank's financial management portfolio includes most of the Bank's assets and non-trading liabilities, including the loan portfolio. The Bank's commercial strategies (structural risk) heavily influence these portfolios' investment and funding decisions. The Bank uses sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank conducts a scenario simulation, which is calculated as the difference between the present value of the flows in the chosen scenario (curve with a parallel movement of 100 bps in all segments) and their value in the baseline scenario (current market). All items in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57, representing a yield curve shift by 57 basis points in real rates and 100 basis points in nominal rates. The same scenario is conducted for net foreign currency positions and interest rates in US dollars. The Bank has also set limits on the maximum loss these interest rate movements can have on budgeted capital and net interest income for the year. To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital loss and reserves limit using the following formula: Bounded limit = square root of a2 + b2 + 2ab, in which: a: limit in national currency. b: limit in foreign currency. Since it is assumed that the correlation is 0. 2ab = 0. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued Limitations of sensitivity models The most important assumption is using a change of 100 basis points in the yield curve (57 basis points for real rates). The Bank uses a change of 100 basis points as sudden changes of this magnitude are considered realistic. In addition, the Global Risk Department has also established comparable country limits to compare, monitor and consolidate market risk by country in a realistic and orderly manner. Furthermore, the methodology of sensitivity simulations should be interpreted considering the following limitations: • The scenario simulation assumes that the volumes remain on the Bank's Consolidated Statements of Financial Position and are always rolled over at maturity, omitting the fact that certain credit risk considerations and prepayments may affect the maturity of certain items. • This model assumes an equal change across the entire yield curve and does not consider different movements for different maturities. • The model does not consider the sensitivity of volumes resulting from changes in interest rates. Limits on budgeted finance income losses are calculated based on expected finance income for the year that cannot be obtained. This means the actual percentage of finance income at risk could be higher than expected. Market Risk - Financial Management Portfolio as of September 30, 2024, and December 31, 2023: As of September 30, 2024 As of December 31, 2023   Effect on financial income Effect on capital Effect on financial income Effect on capital Financial management portfolio - local currency (in Ch$mn) Loss limit 138,957 386,447 124,904 353,718 High 79,657 170,622 79,657 173,389 Low 8,934 87,335 41,151 88,382 Average 34,770 123,463 62,740 133,464 Financial management portfolio - foreign currency (in US$ million) Loss limit 161,541 179,490 157,400 174,889 High 17,775 61,137 17,775 91,935 Low 1,606 48,573 227 53,436 Average 8,491 55,262 9,718 70,397 Financial management portfolio - consolidated (in Ch$mn) Loss limit 138,957 386,447 124,904 353,718 High 69,677 357,867 75,816 283,550 Low 7,808 246,664 34,663 246,664 Average 31,553 289,493 64,477 268,776 Inflation risk The Bank's assets and liabilities are indexed according to the Unidad de Fomento (UF) variation. The Bank has, in general, more assets than liabilities in UF. Therefore, moderate rises in inflation have a positive effect on interest income from inflation adjustments, while a fall in the UF value negatively impacts the Bank's net interest margin. To manage this risk, the Assets and Liabilities Committee limits the difference between UF-denominated assets and liabilities, which may not exceed 30% of the Bank's interest-earning assets. Financial Management manages this mismatch on a day-to-day basis, and the limits are calculated and monitored by the Market Risk Division. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued Market Risk items and their measurement Market Risk Exposure is measured and monitored using the difference between the foreign currency asset and liability balances (net position) and the cash flows payable (associated with liability items) and cash flows receivable (associated with asset items) in the Trading and Banking Books for a given period. Foreign currency items and term mismatches are exposed to different adjustment factors, sensitivities, and rate changes. The Board of Directors of Banco Santander Chile presented and approved the Market Risk Exposure Policy on a Standardized Basis. The following risks will determine Market Risk Exposure: • Interest Rate Risk. • Foreign exchange Risk. • Readjustment (Inflation) Risk. • Currency Options Risk. The following illustrates the market risk exposure according to the guidelines of the FMC and the Central Bank of Chile. The maximum exposure to long-term interest rate risk is 35% of regulatory capital and is approved by the Board of Directors. The maximum exposure to short-term interest rate risk is 55% of net interest and inflation readjustment income plus interest rate sensitive fees: As of September 30, 2024 As of December 31, 2023 Ch$mn Ch$mn Market risk of the trading book Exposure to interest rate risk 448,840 371,203 Exposure to foreign currency risk 2,406 9,130 Exposure to foreign currency options 5,098 3,167 Total exposure of the trading portfolio 456,344 383,500 10% of Risk Weighted Assets (RWA) 570,547 479,374 Subtotal 1,026,891 862,874 Limit = Regulatory capital 6,848,574 6,978,733 Available margin 5,821,683 6,115,859 Short-term market risk banking book Short-term exposure to interest rate risk 108,092 97,410 Exposure to readjustment (inflation) risk 147,144 161,222 Short-term risk of the banking book 255,236 258,632 Available margin 583,198 316,851 Long-term market risk banking book Long-term exposure to interest rate risk 703,762 1,057,637 Limit = 35% of regulatory capital 2,397,001 2,442,556 Available margin 1,693,239 1,384,919 To fulfill its functions, the Integral risk Committee works directly with the Bank's control and risk departments whose joint objectives include: • Evaluate those risks that, due to their size, could compromise the Bank's solvency, or that potentially present significant operational or reputational risks; • ensure that the Bank is equipped with the means, systems, structures and resources in accordance with the best practices that allow the implementation of the risk management strategy; • ensure the integration, control and management of all the Bank's risks; • execute the application throughout the Bank and its businesses of homogeneous risk principles, policies and metrics; • develop and implement a risk management model in the Bank, so that risk exposure is adequately integrated into the different decision-making processes; • identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities, and the foreseeable impact of different scenarios on risk positioning; and • manage the structural risks of liquidity, interest rates and exchange rates, as well as the Bank's own funding base. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued To meet the aforementioned objectives, the Bank (Management and ALCO) carries out several activities related to risk management, which include: calculating the risk exposures of the different portfolios and/or investments, considering mitigating factors (guarantees, netting , collaterals, etc.); calculate the probabilities of expected loss for each portfolio and/or investments; assign loss factors to new operations (rating and scoring); measure the risk values of portfolios and/or investments based on different scenarios through historical simulations; establish limits on potential losses based on the different risks incurred; determine the possible impacts of structural risks on the Bank's Interim Consolidated Income Statements; set the limits and alerts that guarantee the Bank's liquidity; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions. The Integral Risk Committee (CIR) is primarily responsible for monitoring compliance with the Bank's risk management policies and procedures, and for reviewing the adequacy of the risk management framework in relation to the risks. IBOR Reform In December 2020, the ICE Benchmark Administration Limited (IBA) launched a consultation on its intention to cease publication of non-USD LIBOR and USD LIBOR 1W and 2M tenors until December 31, 2021, and of all other USD LIBOR tenors after publication on December 31, 2023. The Bank has been working since 2019 on the transition to risk-free reference rates (RFR), including the SOFR. In this context, the Bank's work plan includes the identification of the affected customers, the impacted areas, the various risks to which the Bank is exposed, the determination of working teams for each risk, the involvement of senior management in a robust project governance plan and an action plan for each of the identified impacted/risk areas, which will enable us to meet the challenges imposed by the changes in benchmark rates. The Bank has been working based on its IBOR transition program, focusing mainly on: i) Identifying the risks associated with the transition and defining mitigation actions, ii) Developing products benchmarked to the proposed replacement rates, iii) Developing transition capabilities through the renegotiation of existing USD LIBOR benchmarked contracts, vi) Preparing systems for the transition from USD LIBOR to SOFR or term SOFR and conducting the relevant tests to ensure a successful migration. In this regard, efforts in the latter half of 2022 and the first half of 2023 have focused on the following aspects: • Renegotiating USD LIBOR-linked contracts maturing after December 31, 2023, with affected customers. • Preparing systems and performing the relevant tests for migrating USD LIBOR transactions to SOFR or term-SOFR, both bilaterally and with the Clearing houses. • Preparing curves, price fixing mechanisms and risk models to ensure the adequate performance with the new SOFR and term- SOFR rates. In the second half of 2023 and onwards, work will focus on monitoring the smooth transition of the remaining loan transactions to be migrated in the Bank’s systems, which will take place on the next interest settlement date following the signature of the new SOFR or term-SOFR contract. It should be noted that all contracts referenced to USD LIBOR before December 31, 2023, have been renegotiated and remediated, and all migrations with the London Clearing House (LCH) and bilateral derivatives have been successfully completed, so that the use of synthetic USD LIBOR has not been necessary. LIQUIDITY RISK This refers to the possibility that an entity may not be able to meet its payment commitments or may have to resort to raising funds on burdensome terms. Liquidity risk management The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient resources to meet its obligations as they fall due under normal circumstances and stress conditions without incurring unacceptable losses or risking damage to the Bank's reputation. The Financial Management area manages liquidity risk by using a portfolio of liquid assets to ensure that the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term funding while complying with internal liquidity regulatory requirements. The Financial Management area receives information from all business units on the liquidity profile of their financial assets and liabilities, as well as a breakdown of other projected cash flows from future business. Based on this information, the area maintains a portfolio of short-term liquid assets, consisting mainly of liquid investments, loans and advances to other banks, to ensure that the Bank has sufficient liquidity. The liquidity needs of the business units are covered by short-term transfers from Financial Management to cover short-term fluctuations and long-term funding to meet all structural liquidity needs. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued Accordingly, the Board sets limits on a minimum portion of maturing funds available to meet such payments and on a minimum level of interbank operations and other lending facilities that should be available to cover unexpected demands for withdrawals of liquidity. This is reviewed periodically by the ALCO whose functions include monitoring the strategies to manage liquidity risk. Setting these limits is conceived as a dynamic process that responds to the level of risk appetite deemed acceptable by the Bank and its entities. The system of limits is sufficiently robust to be aware at all times of the level of exposure that each institution is incurring in, in terms of liquidity risks. Besides the limits, the Bank includes alert indicators by the concentration of counterparties, type of products, and maturities in its management to diversify the funding sources and their maturity structure. The Bank monitors its liquidity position daily, determining future inflows and outflows. Furthermore, stress tests are performed at the end of each month, using a variety of scenarios covering both normal market conditions and market fluctuation (stress) conditions. The Bank has a structure of internal liquidity limits that Financial Management and the Treasury must respect. Market Risk Management calculates and monitors the consumption of internal limits, verifies compliance with them and communicates their status to senior management and the Board of Directors. At the beginning of each calendar year, these limits are proposed by Market Risk Management, approved locally at the ALCO and then ratified at the highest Board level. Liquidity limits and early warning indicators, and internally defined management measures can be differentiated into the following three groups: • Limits associated with concentration and mismatches of cash flows and liquidity of the Bank's operations. • Liquidity Management Tools, known as Structural Liquidity or Funding Tables, are used to determine the Bank's structural liquidity position. It also permits the Bank to actively manage its structural liquidity, since this is an essential mechanism to ensure a permanent funding of assets under optimal conditions. • Early warning indicators are linked with concentration risks and are used as tools for detecting and anticipating potential liquidity stress situations and, if necessary, activating the Liquidity Contingency Plan. The Market Risk Area establishes and updates the Bank’s Liquidity Management Policy (LMP). Reviews and possible updates are conducted once a year. Nevertheless, it may be updated at the request of any areas affected by the LMP that have identified the need for modification. The Board approves the contents of the LMP. The Market Risk Area provides all the necessary tools for the statistical analysis required by local liquidity regulations. It also assesses, at least once a year, whether the models are still valid. The Board of Directors must approve the conclusions of this analysis. In periods of normal liquidity, Financial Management applies policies and makes arrangements to keep the Bank within internal and regulatory limits. If a crisis has been identified, even at its mildest level, the Liquidity Crisis Committee applies the necessary policies to deal with potential liquidity shortfalls or restrictions, creates contingency plans to manage emergencies quickly, and reports such situations to senior management and the respective committees. Liquidity risk measurement and control 1. Maturity mismatches subject to regulatory limits The Regulatory Liquidity Ratio measures and limits the mismatches of net income flows relative to capital. Under current regulations, the 30-day mismatch cannot exceed the Bank's core capital for both domestic and foreign currency by one time, and the 90-day mismatch cannot exceed it by two times. 2. Monitoring indicators and liquidity ratios subject to regulatory limits An important component of liquidity risk management is High-Quality Liquid Assets (HQLA). These are balance sheet assets, mainly consisting of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market. According to Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 the least liquid. Tier 1 assets are mostly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the United States Treasury Department. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued HQLA As of September 30, 2024 As of December 31, 2023 Ch$mn Ch$mn Tier 1: cash and cash equivalents 1,543,786 1,969,547 Tier 1: fixed income 6,499,017 6,072,282 Tier 2: fixed income 4,980 6,240 Total 8,047,783 8,048,069 3. Liquidity Coverage Ratio (LCR) The Liquidity Coverage Ratio (LCR) measures liquid assets over 30-day net cash outflows. It is used by banks globally as part of the Basel III standards. Chilean banks were required, starting in 2019, to meet a minimum level of 60%, which was to gradually increase to 100% by 2022. For the 2023 fiscal year, a minimum level of 100% was mandated. The objective of the LCR is to promote the short-term resilience of banks' liquidity risk profiles. To this end, the LCR ensures banks have an adequate pool of unencumbered High-Quality Liquid Assets, which can be easily and immediately converted into cash in the private markets to cover short-term liquidity needs. Liquidity coverage ratio As of September 30, 2024 As of December 31, 2023% % LCR 180 212 Banco Santander-Chile's LCR indicator was well above the minimum required. This reflects the conservative liquidity policies imposed by the Board of Directors through the Assets and Liabilities Committee. 4. Net Stable Funding Ratio (NSFR) This indicator is required by Basel III and provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile concerning their activities. The Central Bank and the CMF established a minimum NSFR level of 60% for 2022, increasing to 100% by 2026. For 2024, the minimum required level is 60%. Net stable funding ratio As of September 30, 2024 As of December 31, 2023% % NSFR 101 106 5. Information on liquidity position per the requirements of the Central Bank of Chile i. Maturity mismatches The Central Bank of Chile published on March 8, 2022, Rules on the Management and Measurement of the Liquidity Position of Banks, which modernized liquidity regulation, aligning the published regulatory requirements of the FMC to Basel III standards. According to the Central Bank, the liquidity position is measured and monitored through the difference between cash flows payable, which are associated with liability and expense account items, and cash flows receivable, which concern asset and income account items, for a given period or time frame, referred to as the maturity mismatch. The liquidity policy on an Adjusted Basis was presented and approved by the Board of Directors of Banco Santander-Chile. Maturity mismatch calculations are performed separately for domestic and foreign currencies. Maturity mismatches shall be made in the following time frames: • First time frame: up to 7 days inclusive. • Second time frame: between 8 days and 15 days inclusive. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued • Third time frame: between 16 and 30 days inclusive. • Fourth time frame: between 31 days and 90 days inclusive. As of September 30, 2024 Individual Consolidated Up to 7 days Up to 15 days Up to 30 days Up to 7 days Up to 15 days Up to 30 days Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Cash flow received (assets) and income 7,612,383 1,414,975 2,218,642 7,760,963 1,430,083 2,221,857 Cash flow payable (liabilities) and expenses 10,402,111 2,416,141 4,352,186 10,338,936 2,416,260 4,353,482 Mismatch (2,789,728) (1,001,166) (2,133,544) (2,577,973) (986,177) (2,131,625) Mismatch affected by limits (5,924,439) (5,695,776) Limits: 1 times capital 4,218,883 4,324,150 Margin available (1,705,556) (1,371,626) % Used 140% 132 % As of December 31, 2023 Individual Consolidated Up to 7 days Up to 15 days Up to 30 days Up to 7 days Up to 15 days Up to 30 days Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Cash flow received (assets) and income 7,874,553 3,217,485 2,017,597 7,991,785 3,230,081 2,009,451 Cash flow payable (liabilities) and expenses 10,475,218 2,119,787 2,498,713 10,411,396 2,119,787 2,498,985 Mismatch (2,600,665) 1,097,698 (481,116) (2,419,611) 1,110,294 (489,534) Mismatch affected by limits (1,984,083) (1,798,851) Limits: 1 times capital 4,367,159 4,491,893 Margin available 2,383,076 2,693,042 % Used 45% 40 % ii. Composition of funding sources The main sources of third-party funding are as follows: Main sources of funding As of September 30, 2024 As of December 31, 2023 Ch$mn Ch$mn Deposits and other demand liabilities 13,122,845 13,537,826 Time deposits and other term equivalents 16,494,241 16,137,942 Interbank borrowing 3,536,748 10,366,499 Debt and regulatory capital instruments issued 10,614,823 10,423,704 Total 43,768,657 50,465,971 The Central Bank has statutory powers allowing it to demand banks to hold reserves of up to 40% on average for demand deposits and up to 20% for time deposits to implement monetary measures. Furthermore, as the aggregate amount of demand deposits exceeds 2.5 times the bank's regulatory capital, the bank must maintain a 100% 'technical reserve' against them in bonds and Central Bank's notes. As of September 30, 2024, and December 31, 2023, the Central Bank required the Bank to maintain a technical reserve of MCh$0 for both periods. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued The volume and composition of liquid assets are presented in item 2 above. The liquidity coverage ratio is presented in item 3 above. 6. Maturity analysis of financial liabilities The remaining contractual maturities of financial liabilities are provided in Note 45. The liquidity management inherent in derivative and non-derivative financial liabilities is managed through various levers that enable this risk to be kept in line with the profile defined by the Bank while at the same time making efficient use of available liquidity. To this end, a high level of liquid assets is maintained, and the level of expected short-term income and expenditure is monitored daily, thus avoiding high concentrations of maturities. On the other hand, a very diversified funding matrix is maintained, both across product types and customer types. OPERATIONAL RISK Operational risk is defined as the risk of loss due to defects or failures of internal processes, employees and systems or external events. It covers risk categories such as operational incidents, cloud computing, cyber security, business continuity, and outsourced services, both and strategic and non-strategic. Operational risk is generated in all business and support areas and is inherent to all products, activities, processes and systems. For this reason, all employees are responsible for managing and controlling the operational risks generated by their activities. Our operational risk control and management model is based on a continuous process of identifying, assessing and mitigating risk sources, whether or not they have materialized, ensuring that risk management priorities are properly established. Operational risk management The operational risk model regulates the necessary elements for adequate management and control of operational risk, aligned with compliance with advanced regulatory standards and best management practices, and includes the following phases: • strategy and planning; • identification, assessment and monitoring of risks and internal controls; • implementation and monitoring of mitigation measures; • availability of information, adequate reporting and escalation of relevant issues. The main operational risk tools used are: • Internal events database. Recording operational risk events with financial impact (all losses are recorded, regardless of their amount) or non-financial impact (such as the regulatory impact on customers and/or services). This information: • allows root-cause analysis; • raises awareness of risks; • enables the escalation of relevant operational risk events to the senior management of the Risk Division with maximum immediacy; • facilitates regulatory reporting; • Self-assessment of operational risks and controls. A qualitative process that assesses the main operational risks related to each function, the state of the control environment and their assignment to the different functions within the Bank, using the judgement and experience of a panel of experts from each function. The goal is to identify and assess material operational risks that could prevent business or support units from achieving their objectives. Once the risks and the internal controls that mitigate them have been assessed, mitigating measures are identified if risk levels are above tolerable. This process integrates specific operational risk reviews that allow for comprehensive and widespread identification of risks, especially technological risks, fraud, supplier risks and factors that could lead to other operational risks and specific regulatory non-compliance. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued • External events database. This involves quantitative and qualitative information of external operational risk events. The database allows for a detailed and structured analysis of relevant events in the sector, comparing the loss profile and the proper preparation of self-assessment exercises and scenario analysis. • Analysis of operational risk scenarios. Its objective is to identify events with an extremely low probability of occurrence that could generate significant losses for the Bank and establish appropriate mitigation measures through the assessment and expert opinion of the business lines and risk managers. • A statement establishing the Bank's commitment to controlling and limiting non-financial risk events that lead to or could lead to financial losses; fraud events; operational and technological incidents; legal and regulatory breaches; conduct issues, or reputational damage. Although a certain volume of losses is expected, unexpected high-severity losses due to a failure of controls are not acceptable. • Internal audit, external audit and regulators' recommendations. They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes. • Capital model. This is a model that captures the Bank's risk profile, based primarily on information gathered from the internal loss database, external data and scenarios. The main application of the model is to determine the economic capital for operational risk and the estimation of expected and stressed losses, which are used in the operational risk appetite. • Other specific tools to further analyze and manage operational risks include assessing new products and services, managing business continuity plans, and updating the operational risk program's perimeter and quality review processes. The Bank's operational risk management and reporting system support programs and tools focusing on governance, risk and compliance. It provides information for management and reporting and helps improve decision-making in operational risk management by consolidating information, simplifying the process, and avoiding duplication. Operational continuity plan Digital transformation is revolutionizing the way banks operate, presenting new business opportunities while also giving rise to a wide range of emerging risks, such as technology risks, cyber risks and an increasing reliance on suppliers, which increases exposure to events that may affect the delivery of services to our customers. The Bank is highly committed to ensuring robust control of the environment as determined by the best industry standards. This seeks to strengthen our operational resilience to potentially disruptive events, thereby ensuring adequate service delivery to our customers and system stability. One of the main pillars is a business continuity management system aimed at ensuring the continuity of business processes in the event of a disaster or major incident. This process identifies the potential impacts that threaten the entity, supplying the correct protocols and governance to ensure an effective response capability. Its main objectives are: • To protect the integrity of people in a contingency situation. • To ensure that core functions are performed, and the impact on service delivery to our customers is minimized in contingency events. • To meet the Bank's obligations to its employees, customers, shareholders and other stakeholders. • To comply with regulatory obligations and requirements. • To minimize the entity's potential financial losses and impact on the business. • To protect the brand image, credibility and trust in the entity. • To reduce operational effects by providing effective procedures, priorities, and strategies for recovering and restoring business operations following a contingency. • To contribute to stabilizing the financial system. The pandemic challenged the business continuity planning frameworks and strategies. While some protocols had to be adapted, this crisis demonstrated that the Bank has a robust Business Continuity Management system. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued Relevant mitigation measures The Bank implements and monitors mitigation measures related to the main sources of risk through internal operation risk management tools and other external sources of information. Business transformation and digitalization bring new risks and threats, such as increased payment fraud and origination (credit) fraud. We improved control mechanisms and designed new products to mitigate these risks. Strong authentication processes in the customer enrollment process and the reinforcement of anti-fraud alerts in origination are increasingly widespread resources to mitigate the risk of fraud. In the case of cards, the use of chip and PIN cards in shops and ATMs, two-step authentication with one-time passwords (dynamic verification passwords), reinforced security at ATMs through the incorporation of physical protection and anti-skimming elements, as well as improvements in the logical security of these devices. In the case of Internet banking, verification of online banking transactions with a second security factor of one-time passwords, implementation of specific protection measures for mobile banking, such as identification and registration of customer devices, monitoring of the security of the e-banking platform to prevent attacks on the systems, among others. Cybersecurity Cybersecurity threats are expected to increase. The financial sector is expected to be one of the main targets. With the increased reliance on digital systems, cybersecurity is one of the main non-financial business risks. Therefore, our goal is to make the Bank a cyber-resilient organization that can quickly resist, detect, and respond to cyber-attacks by constantly evolving and improving its defenses. In this area, the Bank continues to develop its control and monitoring framework in line with the best international practices. Outsourcing of services In order to be consistent with our digitization strategy, the Bank aspires to present its customers with the best solutions and products on the market. This implies increasing services provided by third parties and the intensive use of new technologies such as cloud services. In addition, due to increasing cyber risks and regulatory requirements, we have updated and strengthened the supplier management framework, internal control framework and risk culture to ensure that risks associated with third-party procurement are properly assessed and managed. The Bank has identified the suppliers that could present a higher level of exposure to our operations and the services provided to our customers. Accordingly, it has reinforced the monitoring of these suppliers to ensure that: • They have an appropriate control environment, depending on the level of risk of their service. • Business continuity plans are in place to ensure service delivery in case of disruptive events. • They have controls to protect sensitive information processed during the delivery of their services. • Contracts and agreements with third parties include the necessary clauses to protect the interests of the Bank and our clients, while at the same time covering existing legal obligations. • There are exit strategies, including service reversion or migration plans, in the case of services with a strong impact on business continuity and high replacement complexity. Insurance To address operational risk and other risk types generated by the Bank's own operations, insurance has been procured for property damage, general civil liability, fraud, expenses arising from cybersecurity breaches, and third-party claims against executives, among others. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued Exposure to net loss, gross loss and gross loss recovery per operational risk event As of September 30, 2024 As of December 31, 2023 Ch$mn Ch$mn Gross loss and expenses for operational risk events in the period Internal fraud 463 1,367 External fraud 27,514 7,202 Labor practices and business security 5,537 6,887 Clients, products and business practices 739 950 Damage to physical assets 257 267 Business interruption and system failures 284 964 Execution, delivery and process management 3,795 7,303 Subtotal 38,589 24,940 Expense recoveries for operational risk events in the period Internal fraud - - External fraud (23,017) (5,810) Labor practices and business security (1,148) (1,276) Clients, products and business practices (222) (189) Damage to physical assets - (12) Business interruption and system failures (112) (800) Execution, delivery and process management (1,129) (2,885) Subtotal (25,628) (10,972) Net loss from operational risk events 12,961 13,968 Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS The Bank defines capital risk as the risk of the Bank or any of its companies of incurring in insufficient quantity and/or quality of capital necessary to: meet the minimum regulatory requirements to operate as a bank; meet market expectations regarding its creditworthiness; and support the growth of its business and any strategic opportunities that may arise, under its strategic plan. The objectives in this respect include in particular: • To meet internal capital and capital adequacy targets. • To comply with regulatory requirements. • To align the Bank's strategic plan with the capital expectations of external stakeholders (rating agencies, shareholders and investors, clients, regulators, etc.). • To support business growth and any strategic opportunities that may arise. The Bank has a capital adequacy position that exceeds the levels required by regulations. Capital management seeks to optimize value creation in the Bank and its business segments. The Bank continuously assesses its risk- return ratios through its core capital, total regulatory capital, economic capital and return on equity. Regarding capital adequacy, the Bank conducts its internal process based on the standards of the FMC, which came into force as of December 1, 2021 (Basel III). Economic capital is the capital required to bear the full risk of doing business at a given level of solvency. Capital is managed according to the risk environment, Chile's economic performance and the economic cycle. The respective Committee may amend our existing capital policies to address changes in the above-risk environment. Capital risk management The Bank has an Executive Capital Committee responsible for overseeing, authorizing and assessing all aspects of capital and solvency. The Board of Directors has deferred to the ALCO, the knowledge and assessment of the capital levels and returns in line with the Bank's strategy. In addition, the Integrated Risk Committee monitors and is responsible for the limits of primary and secondary metrics based on risk appetite. Capital management is based on a Capital Framework designed to ensure that capital, its structure and its composition are appropriate at any point in time, considering the Bank's risk profile and under different scenarios. It warrants the adherence to the minimum regulatory requirements, the risk appetite and the Recovery Plan; and that these frameworks align with the interests of all stakeholders while supporting the growth strategy determined by the Bank. The capital model defines the functional and governance aspects of capital planning, capital budget execution and monitoring, capital adequacy analysis, capital measurement, and capital reporting and disclosure. In addition, this model covers the main capital management activities: 1. Establish the Bank's solvency and capital contribution targets aligned with minimum regulatory requirements and internal policies to ensure a strong level of capital, consistent with the Bank's risk profile and efficient use of capital to maximize shareholder value. 2. Development of a capital plan to meet these objectives consistent with the strategic plan. 3. Capital adequacy assessment to ensure that the capital plan is consistent with the Bank's risk profile and risk appetite (and stress scenarios). 4. Capital budget progress as part of the Bank's budget process. 5. Monitoring and controlling budget execution and development of action plans to correct any deviations from the budget. 6. Calculation of capital metrics. 7. Internal capital reporting and reporting to regulatory authorities and the market. The Bank has also developed the necessary policies to manage and fulfil capital management strategies and objectives, including Capital Adequacy Policy, Capital Planning Policy, Capital Impairment Management Policy, Capital Monitoring and Dividend Policy, and Basle III Implementation. A new version of the General Banking Law (LGB) was published in January 2019. Adopting the capital levels established in the Basel III standards was among the most relevant changes. In 2020, the final versions of the rules governing the new capital models for Chilean banks were published. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued According to the new General Banking Law (updated through Law No 21,130), the minimum capital requirements have increased in quantity and quality. Total regulatory capital remains at 8% of risk-weighted assets but includes credit, market and operational risk. Minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% can be Additional Tier 1 (AT1), either in the form of preferred shares or perpetual bonds, which can be convertible into shares. Tier 2 capital is now set at 2% of risk-weighted assets. Additional capital requirements are incorporated through a conservation buffer of 2.5% of risk-weighted assets. Furthermore, in coordination with the FMC, the Central Bank may establish an additional counter cyclical buffer of up to 2.5% of risk-weighted assets. Both buffers should be composed of core capital. In addition, the FMC was empowered, subject to the favorable agreement of the Council of the Central Bank of Chile, to define by regulation the new methodologies for calculating assets weighted by credit, market and operational risk; the conditions for issuing hybrid AT1 instruments; the determination and capital charges for local systemically important banks; prudential discounts to regulatory capital; and to require additional measures, including higher capital, for banks with deficiencies in the supervisory capital assessment process (Pillar II). Pillar II aims to ensure that banks maintain a level of capital commensurate with their risk profile and encourage the development and use of appropriate processes for monitoring and managing the risks they face. To this end, banks are responsible for developing an internal capital adequacy assessment process. Supervisors should review their internal strategies and assessments and intervene early when they are not satisfied with the outcome of this process. As a result, supervisors may require additional capital over and above the minimum requirement to ensure a sufficient level to address risks, especially in adverse credit cycles. The result will be a simplified report with the conclusions of the self-assessment process, which in its first version in 2021 will only include credit risk, and in 2022 will only include Pillar I risks. From 2023, a full report will be required. On January 17, 2024, the FMC issued a statement regarding the application of additional capital requirements according to Pillar II, in which the FMC resolved not to apply said requirements to Banco Santander Chile. On December 12, 2023, the FMC issued a regulation (in consultation) regarding adjustments to chapter 21-13 of the Updated Compilation of Banking Regulations. This following a review of current regulations and process, where certain aspects were highlighted for improvement or gaps were detected with respect to international standard that needed to be addressed. As a result, they proposed the following adjustments: • Adjust Annex N°1 on market risks of the banking book (objective I). • Page limits (objective II). • Adjustment of Annex 3 and delivery instruction in Excel format (objective II). • Determination of internal objective, and its link with the charge that the FMC can establish, in accordance with article 66.5 of the General Banking Law (objective III). • Communications (objective III). Pillar III promotes market discipline and financial transparency by disclosing meaningful and timely information, allowing information users to understand the risk profile of local banking institutions and their capital structure, thereby reducing information asymmetries. The Bank in 2023 published its Pilar III report as required by the FMC. On November 27 and until December 18, 2023, the FMC maintained for consultation adjustments to Chapter 21-20 of the UCBS, and the associated frequently asked questions document. This is in order to clarify and provide additional guidelines on how the aforementioned Chapter of the UCBS should be complied with. The Bank is waiting for final regulations. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued The new rules for calculating risk-weighted assets came into force in December, 2021. Therefore, the Bank implemented the rules through a multidisciplinary group, which conducted the required developments, including applying the files designed by the regulator for this purpose. Capital metrics Minimum capital requirement Under the General Banking Law, a bank must have a minimum of UF800,000 (approximately Ch$30,328 million or US$34 million as of September 30, 2024) of paid-in capital and reserves, calculated under FMC Rules. Capital requirement According to the General Law of Banks, banks must maintain regulatory capital of at least 8% of risk-weighted assets, net of required credit loss, as well as a paid-in capital and reserve requirement ('core capital') of at least 3% of total assets, also net of credit loss. Regulatory and core capital is calculated based on the Interim Consolidated Financial Statements prepared under the CASB issued by the FMC. As Santander is the result of a merger between two predecessors with a relevant market share in the Chilean market, a minimum regulatory capital to risk-weighted assets ratio of 10.63% is currently required. Regulatory capital is defined as the aggregate of: • a bank's paid-up capital and reserves, excluding capital attributable to foreign subsidiaries and branches or core capital; • its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period beginning six years before maturity), for up to 50.0% of their basic capital; and • its voluntary provisions for credit loss of up to 1.25% of risk-weighted assets. As of August 21, 2020, Circular No 2,265 indicating the new method was published, in which the amounts of loans guaranteed by the Chilean Treasury, CORFO and FOGAPE are incorporated into category 2 of the risk-weighted asset classification, and consequently, their credit risk weighting was reduced from 100% to 10%. As of March 31, 2023, the FMC issued a press release in which it informed about the annual rating of systemically important banks and established requirements. The statement informed that the Board approved resolution No 2,319 on this rating, thus maintaining for another year the requirement of an additional core capital charge of 1.5% for the bank. As of May 24, 2023, the FMC issued a press release informing about the activation of the Counter cyclical Capital requirement. According to the decision of the Central Bank, at its Financial Policy Meeting (RPF) in the first half of 2023, the board of the Central Bank of Chile agreed to activate the Counter cyclical Capital Requirement at a level of 0.5% of risk-weighted assets, enforceable within one year as a precautionary measure in the face of higher external financial uncertainty. This report also considered the unanimous approval of the FMC. From December 1, 2021, the definition of regulatory capital changed and is defined as follows: • Paid-up capital of the bank in terms of subscribed and paid-up ordinary shares; • Surcharge paid for the instruments included in this capital component; • Reserves, both non-earnings and earnings, for depreciation of bonds with no fixed maturity and forfeiture of bonds with no fixed maturity; • Items of 'Accumulated other comprehensive income'; • Retained earnings from prior years, profit (loss) for the year, net of provisions for minimum dividend, the repricing of bonds with no fixed maturity and interest and/or dividend payments on issued regulatory capital financial instruments. • Non-controlling interest as indicated in the CASB. Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued Total assets, risk-weighted assets and components of regulatory capital Item No Total assets, risk-weighted assets and components of regulatory capital under Basel III Comprehensive consolidated results As of September 30, 2024 As of December 31, 2023 Ch$mn Ch$mn 1 Total assets according to the statement of financial position 65,890,254 70,857,886 2 Investment in unconsolidated subsidiaries - 3 Assets discounted from regulatory capital, other that item 2 11,543,995 10,823,906 4 Credit equivalents 3,889,456 3,446,909 5 Contingent loans 2,516,638 2,604,665 6 Assets arising from the intermediation of financial instruments 62,343 33,260 7 = (1-2-3+4+5-6) Total assets for regulatory purposes 60,690,010 66,052,294 8.a Credit risk-weighted assets, estimated according to standardized methodology (CRWAs) 29,372,319 30,333,749 8.b Credit risk-weighted assets, estimated according to internal methodologies (CRWAs) - - 9 Market risk-weighted assets (MRWAs) 5,705,472 4,793,740 10 Operational risk-weighted assets (ORWAs) 4,803,361 4,424,739 11.a =(8.a/8.b+9+10) Risk Weighted Assets (RWAs) 39,881,152 39,552,228 11.b = (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWAS) 39,881,152 39,552,228 12 Shareholders' equity 4,218,883 4,367,159 13 Non-controlling interest 105,267 124,735 14 Goodwill - - 15 Excess of minority investments - - 16 = (12+13-14-15) Common equity tier 1 (CET1) equivalent 4,324,150 4,491,894 17 Additional deductions to Common Equity Tier 1, other than item 2 57,008 94,013 18 = (16-17-2) Common Equity Tier 1 (CET1) 4,267,142 4,397,881 19 Voluntary (additional) provisions allocated as Additional Tier 1 capital (AT1) - - 20 Subordinated bonds imputed as Additional Tier 1 capital (AT1) - - 21 Preferred shares imputed to Additional Tier 1 capital (AT1) - - 22 Perpetual Bonds imputed to Additional Tier 1 capital (AT1) 625,658 608,721 23 Discounts applied to AT1 - - 24 = (19+20+21+22-23) Additional Tier 1 capital (AT1) 625,658 608,721 25 = (18+24) Tier 1 capital 4,892,800 5,006,602 26 Voluntary (additional) provisions imputed as Tier 2 capital (T2) 293,000 293,000 27 Subordinated bonds imputed as Tier 2 capital (T2) 1,662,774 1,679,130 28 = (26+27) Equivalent Tier 2 capital (T2) 1,955,774 1,972,130 29 Discounts applied to T2 - - 30 = (28-29) Tier 2 capital (T2) 1,955,774 1,972,130 31 = (25+30) Regulatory capital 6,848,574 6,978,732 32 Additional core capital required to build up the conservation buffer 424,587 461,934 33 Additional core capital required for the constitution of the cyclical buffer - - 34 Additional core capital required for systemically rated banks 299,109 296,642 35 Additional capital required for the assessment of the adequacy of regulatory capital (Pillar II) - - Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued Solvency indicators and Basel III compliance indicators Item No Solvency indicators and Basel III compliance indicators Consolidated results (in % with two decimals) (*) As of September 30, 2024 As of December 31, 2023% % 1 Leverage indicator 7.03% 6.66% 1.a Leverage indicator to be met by the bank, considering the minimum requirements. 3.00% 3.00% 2 Core capital indicator 10.70% 11.12% 2.a Indicator of core capital to be met by the bank, considering the minimum requirements. 5.75% 5.25% 2.b Capital buffer –% –% 3 Tier 1 capital indicator 12.27% 12.66% 3.a Tier 1 capital indicator to be met by the bank, considering the minimum requirements. 7.25% 6.75% 4 Regulatory capital indicators 17.17% 17.64% 4.a Regulatory capital indicator that the bank must meet, considering the minimum requirements. 9.25% 8.75% 4.b Regulatory capital indicator to be met by the bank, considering the Article 35 bis charge, if applicable 8.00% 8.00% 4.c Regulatory capital indicator to be met by the bank, considering minimum requirements, conservation buffer and countercyclical buffer 11.13% 10.63% 5 Solvency rating A A Compliance indicators for solvency 6 Voluntary (additional) provisions charged to Tier 2 capital (T2) concerning CRWAS 1.00% 0.97% 7 Subordinated bonds imputed in Tier 2 capital (T2) relative to core capital. 38.97% 38.18% 8 Additional Tier 1 capital (AT1) in relation to core capital 14.66% 13.84% 9 Voluntary (additional) provisions and subordinated debentures that are imputed to Additional Tier 1 (AT1) capital concerning RWAs –% —% Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 49 - SUBSEQUENT EVENTS The events that occurred between October 1, 2024 and October 29, 2024 are mentioned below: Bonds In the local market, the Bank has placed the following bonds: Series Currency Rate Issue date Amount T-19 UF 2,98% 10-15-2024 5,000,000 Interim Consolidated Financial Statements On October 29, 2024, these Consolidated Financial Statements were approved by the Board of Directors. There are no other subsequent events that need to be disclosed occurred between October 1, 2024 and the date of issuance of these Consolidated Financial Statements (October 29, 2024). JONATHAN COVARRUBIAS H. Chief Accounting Officer ROMÁN BLANCO REINOSA Chief Executive Officer Banco Santander-Chile and Affiliate NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2024, and 2023, and as of December 31, 2023